None of the Canadian securities regulatory authorities nor the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the proposed arrangement involving Silvermex Resources Inc. and First Majestic Silver Corp., or passed upon the merits or fairness of the arrangement or upon the adequacy or accuracy of the information contained in this notice of annual general and special meeting and management proxy circular. Any representation to the contrary is a criminal offence.

ARRANGEMENT

Involving

SILVERMEX RESOURCES INC.

and

FIRST MAJESTIC SILVER CORP.

ANNUAL GENERAL AND SPECIAL MEETING
OF SECURITYHOLDERS OF SILVERMEX RESOURCES INC.

TO BE HELD ON JUNE 26, 2012

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

May 22, 2012

These materials are important and require your immediate attention. They require securityholders of Silvermex Resources Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you have any questions or require more information with regard to the procedures for voting or completing your documentation, please contact Laurel Hill Advisory Group, LLC, our proxy solicitation agent, toll free at 1-877-304-0211, collect at 416-304-0211 or email assistance@laurelhill.com.

NOTICE TO UNITED STATES SECURITYHOLDERS

The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that each of Silvermex and First Majestic is organized under the laws of a jurisdiction other than the United States, that some of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Silvermex, First Majestic and such other persons are located outside the United States. Because such persons are located outside the United States, it may not be possible for you to effect service of process within the United States on these persons. Furthermore, you may not be able to enforce against such persons, Silvermex or First Majestic, in the United States, judgments obtained in United States courts for violations of United States securities laws.

May 22, 2012

Dear Silvermex Securityholder,

          It is my pleasure to extend to you, on behalf of the board of directors of Silvermex Resources Inc. (“Silvermex”), an invitation to attend an annual general and special meeting (the “Meeting”) of the common shareholders, warrantholders and optionholders of Silvermex to be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time).

          At the Meeting, you will be asked to consider and, if thought advisable, pass a special resolution that will approve the acquisition by First Majestic Silver Corp. (“First Majestic”) of all of the outstanding shares of Silvermex (“Silvermex Shares”), including the shares issuable on exercise of outstanding stock options (“Silvermex Options”) and warrants of Silvermex (“Silvermex Warrants”). The proposed acquisition will be completed by way of a plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia). In addition, shareholders of Silvermex will be asked to consider certain routine annual matters.

          The Arrangement is being proposed under the terms of an arrangement agreement dated April 3, 2012 between Silvermex and First Majestic. Pursuant to the Arrangement, shareholders of Silvermex will receive, in exchange for each Silvermex Share they hold, 0.0355 common shares of First Majestic (each, a “First Majestic Share”) and a nominal cash payment of $0.0001, all as more particularly described in the accompanying management information circular (the “Information Circular”). The outstanding Silvermex Options will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the Silvermex Options. The outstanding Silvermex Warrants will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the Silvermex Warrants or may be exchanged for equivalent warrants of First Majestic, at the election of the holder. On the Arrangement becoming effective, all shareholders of Silvermex will become shareholders of First Majestic.

          The board of directors of Silvermex (the “Silvermex Board”) has determined that the Arrangement is fair to Silvermex’s securityholders and is in the best interests of Silvermex. Accordingly, the Silvermex Board unanimously approved the Arrangement and recommends that the shareholders, optionholders and warrantholders of Silvermex vote their securities in favour of the Arrangement. In making its recommendation, the Silvermex Board considered a number of factors as described in this Information Circular under the heading “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”.

          To be effective, the Arrangement Resolution must be approved, with or without variation, by (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex shareholders, optionholders and warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex shareholders with the votes attached to the Silvermex Shares held by Duane Nelson (Chief Executive Officer and Director) and Michael Callahan (President and Director) being excluded from such simple majority vote.

          Each of the directors and officers of Silvermex intends to vote his or her Silvermex Shares, Silvermex Warrants and Silvermex Options (collectively, “Silvermex Securities”) FOR the approval of the Arrangement. Directors, officers and certain shareholders of Silvermex, collectively holding approximately 16.7% of the outstanding Silvermex Securities, have signed agreements to vote their Silvermex Securities in favour of the Arrangement, subject to compliance with certain legal requirements.

          The accompanying Information Circular contains a detailed description of the Arrangement and other information relating to Silvermex and First Majestic, including the First Majestic Shares. We urge you to consider carefully all of the information in this Information Circular. If you require assistance, please consult your financial, legal or other professional advisor. If you have any questions or require more information with regard to the procedures for voting or completing your transmitted documentation, please contact Laurel Hill Advisory Group, LLC, our proxy solicitation agent, toll free at 1-877-304-0211, collect at 416-304-0211 or email assistance@laurelhill.com.

          If you are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy (printed on blue paper). Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you are a non-registered holder of Silvermex Shares and have received these materials through your broker or through another intermediary, please complete and return the proxy or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy. Failure to do so may result in your common shares not being eligible to be voted at the Meeting. This is an important matter affecting the future of Silvermex and your vote is important regardless of the number of Silvermex Securities that you own.

          To be eligible for voting at the Meeting, the form of proxy must be returned to or deposited with Computershare Investor Services Inc. (“Computershare”) not later than 10:00 a.m. (Vancouver time) on June 22, 2012, or if the Meeting is adjourned or postponed, at least 48 business hours (where “business hours” means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

          We also encourage shareholders of Silvermex who are supportive of the Arrangement to complete and return the enclosed letter of transmittal (printed on yellow paper) (“Letter of Transmittal”), together with the certificate(s) representing your Silvermex Shares, to Computershare Investor Services Inc. in its capacity as depositary (the “Depositary”) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal together with your common share certificate(s) to the Depositary as soon as possible. If you are a non-registered holder of Silvermex Shares and have received these materials through your broker or through another intermediary, you will not receive a Letter of Transmittal and you should follow the instructions of your intermediary.

          Eligible Holders (as such term is defined in the Information Circular) resident in Canada may make a joint election under the Income Tax Act (Canada) with First Majestic in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes on the exchange of Silvermex Shares for First Majestic Shares under the Arrangement. Silvermex shareholders should carefully review the Letter of Transmittal and the Information Circular and are urged to consult their financial, legal and other professional advisors.

          If the Silvermex securityholders approve the Arrangement and all of the conditions to the Arrangement are satisfied or, where permitted, waived, it is anticipated that the Arrangement will be completed in early July 2012.

          On behalf of Silvermex, we would like to thank all our shareholders for their ongoing support as we prepare to take part in this important event for Silvermex.

Yours truly,

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director

If you receive more than one proxy (or Voting Instruction Form), it is because your shares are registered in more than one name or are held in more than one account. You should sign and submit all proxies or Voting Instruction Forms that you receive to ensure all of your shares are voted. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill Advisory Group, LLC, our proxy solicitation agent, toll-free at 1-877- 304-0211 or collect at 416-304-0211 or email assistance@laurelhill.com.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

          NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of holders of common shares, warrants and options of Silvermex Resources Inc. (“Silvermex”) will be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time). At the Meeting holders of Silvermex common shares, warrants and options will be asked:

1.

to consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “Business Corporations Act”) which involves, among other things, the acquisition of all the outstanding shares of Silvermex (“Silvermex Shares”), including the shares issuable on exercise of outstanding stock options (“Silvermex Options”) and warrants (“Silvermex Warrants”) of Silvermex, by First Majestic Silver Corp. (“First Majestic”), all as more fully set forth in the accompanying management information circular (the “Information Circular”) of Silvermex; and

2.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

In addition, holders of Silvermex Shares be asked:

1.          to receive the audited financial statements of Silvermex for its fiscal year ended December 31, 2011 and the report of the auditor thereon;

2.	to elect directors of Silvermex for the ensuing year; and

3.	to appoint an auditor of Silvermex for the ensuing year.

          Copies of the Arrangement Resolution, Plan of Arrangement, interim court order in respect of the Meeting and notice of hearing of petition for final order in respect of the Plan of Arrangement are attached as appendices to the Information Circular.

          Registered holders of Silvermex Shares, Silvermex Warrants or Silvermex Options who are unable to attend the Meeting in person and who wish to ensure their securities will be voted at the Meeting are requested to date, complete and sign the enclosed form of proxy (printed on blue paper) and deliver it in accordance with the instructions set out in the form of proxy and in this Information Circular. To be effective, proxies must be received before 10:00 a.m. (Vancouver time) on June 22, 2012 or if the Meeting is adjourned or postponed, at least 48 business hours (where “business hours” means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

          Shareholders that do not hold Silvermex Shares in their own name must follow the instructions set out in the voting instruction form (printed on blue paper) or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Information Circular to ensure their Silvermex Shares will be voted at the Meeting. If Silvermex Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder’s name on the records of Silvermex.

          Holders of Silvermex Shares who validly dissent from the Plan of Arrangement will be entitled to be paid the fair value of their shares, subject to strict compliance with sections 237 to 247 of the Business Corporations Act, as modified by the provisions of the interim court order, the proposed final order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in sections 237 to 247 of the Business Corporations Act, as modified, may result in the loss of any right of dissent.

          Shareholders that do not hold Silvermex Shares in their own name and who wish to dissent should be aware that only registered holders of Silvermex Shares are entitled to dissent. Accordingly, a beneficial owner of Silvermex Shares desiring to exercise this right must make arrangements for the Silvermex Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Silvermex or, alternatively, make arrangements for the registered holder of the Silvermex Shares to dissent on his, her or its behalf.

DATED at Vancouver, British Columbia, on May 22, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Information Circular, including the Appendices hereto, together with some of the questions that you, as a Silvermex securityholder, may have and answers to those questions. You are urged to read the remainder of this Information Circular, the form of proxy and the Letter of Transmittal carefully, because the information contained below is of a summary nature and therefore is not complete, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Information Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these Questions and Answers but not otherwise defined herein have the meanings set forth in the Glossary.

Q:	Why are we having the Meeting?

A.

We are having the Meeting to consider a resolution to approve the acquisition of Silvermex by First Majestic. The acquisition will be completed by way of a Plan of Arrangement under the provisions of the Business Corporations Act (the “Arrangement”). Under the Arrangement, all common shares of Silvermex (“Silvermex Shares”), including the Silvermex Shares issuable on exercise of outstanding stock options of Silvermex (“Silvermex Options”) and outstanding warrants of Silvermex (“Silvermex Warrants”) (where an Election Notice with respect to such warrants has not been delivered to Silvermex in accordance with the terms of the Plan of Arrangement) will be acquired by First Majestic in consideration for shares of First Majestic (“First Majestic Shares”) and a nominal cash payment.

Q:	Who is First Majestic?

A.

First Majestic is a producing silver company focused on silver production in Mexico. First Majestic’s operating assets consist of the La Encantada Silver Mine, the La Parrilla Silver Mine, and the San Martin Silver Mine, all of which are located in Mexico. Significant development and exploration projects include the Del Toro Silver Mine, the La Luz Silver Project, and the Jalisco Group of Properties, also located in Mexico.

First Majestic is pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to First Majestic achieving its corporate growth objectives.

The First Majestic Shares are listed on the TSX under the symbol “FR”, on the NYSE under the symbol “AG” and on the Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and Stuttgart Stock Exchange all under the stock symbol “FMV”.

Q:	What are the highlights of the Arrangement?

A:

Management believes that the acquisition of Silvermex by First Majestic represents enhanced value creation potential for all shareholders. The transaction is expected to provide the following benefits to the shareholders of Silvermex (“Silvermex Shareholders”):

•

First Majestic has offered Silvermex Shareholders a premium to the Silvermex Share price. The consideration to be received by Silvermex Shareholders under the Arrangement represents a premium of approximately 33% based on both companies closing share prices on the TSX as at April 2, 2012 and approximately 43% based on both companies’ 30 day volume weighted average trading prices on the TSX as at such date;

•

Silvermex Shareholders, through their ownership of First Majestic Shares, will have the opportunity to participate in a leading silver producer and increase leverage to the current strong silver price environment;

•

Through their ownership of First Majestic Shares, Silvermex’s Shareholders will benefit from participation in First Majestic’s portfolio of Mexican assets. Having interests in multiple properties in Mexico at various stages of development, First Majestic’s operations are more diversified than Silvermex’s;

•

First Majestic’s management team has significant skill sets and experience, including proven mine development and construction expertise in Mexico. First Majestic will be able to use these capabilities to continue to operate the La Guitarra Mine. In addition, First Majestic’s greater financial flexibility and ability to finance capital expenditures is expected to aid in the potential increase of production at the La Guitarra Mine; and

•	Silvermex Shareholders, through their ownership of First Majestic Shares, will have the benefit of an increased analytical following and liquidity with a broader investor base.

See “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”.

Q:	Does the Silvermex Board support the Arrangement?

A:

Yes. The board of directors of Silvermex (the “Silvermex Board”) has unanimously determined (i) that the Arrangement is fair to Silvermex Securityholders and is in the best interests of Silvermex and (ii) to recommend that Silvermex Shareholders, holders of Silvermex Options (“Silvermex Optionholders”) and holders of Silvermex Warrants (“Silvermex Warrantholders”) vote FOR the Arrangement Resolution.

Before entering into the Arrangement Agreement, the Silvermex Board established a special committee, which is comprised of three independent directors of Silvermex (Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek) (the “Silvermex Special Committee”), to consider the proposed Arrangement, and to provide advice and guidance to the Silvermex Board with respect to the proposed Arrangement and make such determinations and recommendations to the Silvermex Board with respect to the proposed Arrangement as the Silvermex Special Committee considers appropriate, including as to whether the Arrangement is in the best interests of Silvermex and is fair to the Silvermex Securityholders (other than First Majestic and its affiliates), having regard to all relevant considerations.

The Silvermex Special Committee determined that the proposed Arrangement with First Majestic is fair to Silvermex Securityholders (other than First Majestic and its affiliates) and is in the best interests of Silvermex. The Silvermex Special Committee then recommended, among other things, that the Silvermex Board approve the Arrangement on the terms and subject to the conditions set out in the proposed Arrangement Agreement. In making its recommendation the Silvermex Special Committee considered a number of factors including the opinion of Salman Partners, which determined that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates, and the other factors described in this Information Circular under the heading “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”.

In making its recommendation, the Silvermex Board considered a number of factors as described in this Information Circular under the heading “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”, including the opinion of GMP Securities L.P., which determined that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates.

See “The Arrangement – Background to the Arrangement”.

Q:	When will the Arrangement become effective?

A:

Subject to obtaining Court approval and other approvals as well as the satisfaction of all other conditions precedent to the Arrangement, if Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders (voting together as a single class) approve the Arrangement Resolution, as more particularly described below, it is anticipated that the Arrangement will be completed in early July 2012.

Q:	Who can attend and vote at the Meeting?

A:

Only Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders of record as of the close of business on May 22, 2012, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

If you are a Beneficial Silvermex Shareholder, you may not be recognized directly at the Meeting for the purposes of voting your Silvermex Shares. However, you have the right to appoint a person (who need not be a Beneficial Silvermex Shareholder) other than the individuals designated in the voting instruction form (“VIF”), to represent your Silvermex Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. If you receive a VIF from Broadridge Financial Solution, Inc. (“Broadridge”) you cannot use it to vote Silvermex Shares directly at the Meeting – the VIF must be completed and returned to Broadridge, in accordance with its instructions. See “General Information Concerning the Meeting and Voting – Beneficial Silvermex Shareholders”.

Q:	What will I receive for my Silvermex Shares under the Arrangement?

A:

Pursuant to the Arrangement, Silvermex Shareholders (including holders of Silvermex Shares acquired under the Arrangement in respect of Silvermex Options and Silvermex Warrants), other than Dissenting Shareholders, will be entitled to receive in exchange for each Silvermex Share they hold, 0.0355 First Majestic Shares and a nominal cash payment of $0.0001. On completion of the transactions contemplated by the Arrangement Agreement, Silvermex Shareholders (including holders of Silvermex Shares acquired under the Arrangement in respect of Silvermex Options and Silvermex Warrants), other than Dissenting Shareholders, will become shareholders of First Majestic. See “The Arrangement – Description of the Arrangement”.

Q:	What will happen to my Silvermex Options under the Arrangement?

A:

Pursuant to the Arrangement, each Silvermex Option outstanding at the effective time of the Arrangement, will, without any further action by or on behalf of the Silvermex Optionholder, be deemed to be fully vested and exercised in exchange for Silvermex Shares equal to the in-the-money value of the Silvermex Options, if any, and the Silvermex Shares issuable in connection therewith will be issued to the Silvermex Optionholder on a cashless basis. Subject to all applicable withholding in accordance with the Plan of Arrangement, such Silvermex Shares will then be exchanged for the consideration payable to Silvermex Shareholders pursuant to the Arrangement. See “The Arrangement – Description of the Arrangement”.

Q:	What will happen to my Silvermex Warrants under the Arrangement?

A:

Together with this Information Circular, Silvermex Warrantholders will receive an Election Notice. Each Silvermex Warrantholder who delivers a completed Election Notice at least two Business Days prior to the Effective Date will receive Replacement Warrants to purchase that number of First Majestic Shares equal to the product of the Exchange Ratio multiplied by the number of Silvermex Shares issuable on exercise of such Silvermex Warrant for an exercise price per First Majestic Share equal to the Adjusted Exercise Price rounded up to the nearest whole cent, and such Silvermex Warrants will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants will be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged.

If you are a Silvermex Warrantholder and you did not receive an Election Notice with this Information Circular, please contact Marien Segovia, our Corporate Secretary at 604-682-4004 or marien@silvermexresources.com.

Pursuant to the Arrangement, each Silvermex Warrant outstanding at the effective time of the Arrangement and for which an Election Notice has not been delivered at least two Business Days prior to the Effective Date, will, without any further action by or on behalf of the Silvermex Warrantholder, be deemed to be exercised in exchange for Silvermex Shares equal to the in-the-money value of the Silvermex Warrants, if any, and the Silvermex Shares issuable in connection therewith will be issued to the Silvermex Warrantholder on a cashless basis. Such Silvermex Shares will then be exchanged for the consideration payable to Silvermex Shareholders pursuant to the Arrangement, subject to all applicable withholding in accordance with the Plan of Arrangement. See “The Arrangement – Description of the Arrangement”.

Q:	What are the Canadian federal income tax consequences of the Arrangement to Silvermex Shareholders and Silvermex Warrantholders?

A:

Silvermex Shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”), other than Eligible Holders who make a valid joint tax election with First Majestic under the Tax Act, will realize a taxable disposition of their Silvermex Shares under the Arrangement. Eligible Holders who are residents of Canada for purposes of the Tax Act will be entitled to make a joint tax election with First Majestic under the Tax Act that may, depending on the circumstances, allow the full or partial deferral of taxable capital gains. The requirements under the Tax Act and under the Arrangement in respect of any such joint tax election are complex, and Eligible Holders are advised to consult with their own tax advisors in this regard on a timely basis.

Silvermex Shareholders who are not residents of Canada for purposes of the Tax Act and whose Silvermex Shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of their Silvermex Shares under the Arrangement. If such shares are held as “taxable Canadian property”, then such holders will realize a taxable disposition of their Silvermex Shares under the Arrangement, subject to the provisions of any applicable tax convention. Silvermex Shareholders who are not residents of Canada for purposes of the Tax Act will not be eligible under the Arrangement to make a joint tax election with First Majestic to permit any deferral of taxable capital gains.

Silvermex Warrantholders who are residents of Canada for purposes of the Tax Act and who elect to exchange Silvermex Warrants for Replacement Warrants will, subject to all relevant rules under the Tax Act as applicable, generally realize a taxable disposition on the deemed exchange of their Warrants. The treatment of Silvermex Warrantholders who are residents of Canada for purposes of the Tax Act and who do not make this election (and whose Warrants are consequently deemed to be exercised for the Warrant Consideration under the Arrangement) is not clear under the Tax Act, and affected holders should consult with their own tax advisors in this regard.

In general terms, Silvermex Warrantholders who are not residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized with respect to Silvermex Warrants under the Arrangement unless the underlying Silvermex Shares would constitute “taxable Canadian property” at the relevant time for purposes of the Tax.

The tax treatment of Silvermex Optionholders (wherever resident) is not discussed in this summary or elsewhere in the Information Circular, and affected holders should consult with their own tax advisors in this regard.

The foregoing summary is qualified in its entirety by the more detailed discussion and the assumptions under “Certain Canadian Federal Income Tax Considerations” in the Information Circular. All Silvermex Shareholders and Silvermex Warrantholders should consult with their own tax advisors.

Q:	What are the United States federal income tax consequences of the Arrangement to Silvermex Shareholders?

A:

The United States federal income tax consequences of the Arrangement are not entirely certain. The Arrangement may constitute a tax-deferred reorganization for United States federal income tax purposes, in which case (but subject to application of the passive foreign investment company (“PFIC”) rules described under the heading “Certain United States Federal Income Tax Considerations – PFIC Rules”) U.S. Holders of Silvermex Shares should recognize gain (but not loss) equal to the lesser of the gain realized and the cash received as a result of the Arrangement, would hold the First Majestic Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of their Silvermex Shares, increased by any gain recognized under the Arrangement and decreased by the cash received and would include the holding period of their Silvermex Shares in their holding period of the First Majestic Shares received under the Arrangement. If, however, the Arrangement does not qualify as a tax-deferred reorganization for United States federal income tax purposes, U.S. Holders of Silvermex Shares would treat the Arrangement as a taxable exchange and would recognize gain or loss equal to the difference between the total consideration received by such U.S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Silvermex Shares. In addition, if Silvermex is or has been a PFIC, then, even if the Arrangement constitutes a tax-deferred reorganization, all or a portion of any gain realized could be treated as ordinary income, taxable at rates generally higher than the rates applicable to long-term capital gain, and an interest charge would apply.

See “Certain United States Federal Income Tax Considerations” for the definition of U.S. Holder and a general summary of certain United States federal income tax consequences relating to the Arrangement.

Q:	What will happen to Silvermex if the Arrangement is completed?

A:

If the Arrangement is completed, First Majestic will acquire all of the outstanding Silvermex Shares, Silvermex will become a wholly-owned subsidiary of First Majestic and the Silvermex Shares will be de- listed from the TSX. See “Information Concerning Silvermex – Securities of Silvermex and Principal Holders thereof”.

Q:	Will the First Majestic Shares issued to Silvermex Shareholders be listed on a stock exchange?

A:

Yes. First Majestic has applied for listing on the TSX and NYSE of the First Majestic Shares issuable to Silvermex Shareholders (including Silvermex Optionholders at the Effective Time and Silvermex Warrantholders who have not delivered an Election Notice in accordance with the terms of the Plan of Arrangement, but not including Dissenting Shareholders) pursuant to the Arrangement and on the exercise of the Replacement Warrants. Listing will be subject to fulfilling all the requirements of the TSX and NYSE. See “The Arrangement – Stock Exchange Approval”.

Q:	What approvals are required by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders to approve the Arrangement at the Meeting?

A:

To be effective, the Arrangement Resolution must be approved, with or without variation, by (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex and Michael H. Callahan, President and director of Silvermex being excluded from such simple majority vote. See “The Arrangement – Approvals”.

First Majestic has entered into voting agreements with each of the directors and officers of Silvermex, James Anderson and Sprott, collectively holding approximately 16.7% of the outstanding Silvermex Securities, pursuant to which they have agreed, subject to compliance with certain legal requirements, to vote their Silvermex Securities in favour of the Arrangement Resolution. See “The Arrangement – Voting Agreements”.

Q:	In addition to the approval of Silvermex Securityholders, what other approvals are required for the Arrangement to be implemented?

A:

The Arrangement requires the approval of the Court and also is subject to, among other things, the receipt of certain regulatory approvals. See “The Arrangement Agreement – Conditions to the Arrangement”.

Q:	Are Silvermex Shareholders entitled to dissent rights?

A:

Yes. Under the Interim Order, Silvermex Shareholders are entitled to dissent rights but only if they follow the procedures specified in the Business Corporations Act, as modified by the Interim Order. Beneficial Silvermex Shareholders should be aware that only registered Silvermex Shareholders are entitled to dissent. If you wish to exercise dissent rights, you should review the requirements summarized in this Information Circular carefully and consult with legal counsel. See “Rights of Dissenting Shareholders”.

Q:	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, Silvermex will continue to carry on its business operations in the normal and usual course. See “Risk Factors – Risk Factors Relating to the Arrangement”. If the Arrangement is terminated, in certain circumstances, Silvermex will be required to make to First Majestic a termination payment. See “The Arrangement Agreement – Termination Payment”.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in this Information Circular. Registered Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders who are unable to attend the Meeting in person and who wish to ensure their securities will be voted at the Meeting should then complete, sign and date the enclosed form of proxy (printed on blue paper) and return it in the enclosed return envelope or via the internet or telephone, as soon as possible. To be eligible for voting at the Meeting, the form of proxy must be returned by mail to Computershare, or submitted via the internet or telephone, not later than 10:00 a.m. (Vancouver time) on June 22, 2012, or if the Meeting is adjourned or postponed, at least 48 business hours (where “business hours” means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. Beneficial Silvermex Shareholders must follow the instructions set out in the VIF (printed on blue paper) or the form of proxy provided to it by its intermediary to ensure its Silvermex Shares will be voted at the Meeting.

See “General Information Concerning the Meeting and Voting”. If you have any questions or require more information with regard to the procedures for voting or completing your transmitted documentation, please contact Laurel Hill Advisory Group, LLC (“Laurel Hill”), our proxy solicitation agent, toll-free at 1-877- 304-0211 or collect at 416-304-0211 or email assistance@laurelhill.com.

Q:	If my Silvermex Shares are held in street name by my broker, will my broker vote my Silvermex Shares for me?

A:

Your broker will vote the Silvermex Shares held by you only if you follow the instructions set out in the VIF (printed on blue paper) or the form of proxy provided to you by your broker. If you do not do so, your Silvermex Shares will not be voted.

If you are a Beneficial Silvermex Shareholder, you may not be recognized directly at the Meeting for the purposes of voting your Silvermex Shares. However, you have the right to appoint a person (who need not be a Beneficial Silvermex Shareholder) other than the individuals designated in the VIF, to represent your Silvermex Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. If you receive a VIF from Broadridge you cannot use it to vote Silvermex Shares directly at the Meeting – the VIF must be completed and returned to Broadridge, in accordance with its instructions.

See “General Information Concerning the Meeting and Voting – Beneficial Silvermex Shareholders”.

Q:	When will I receive the consideration payable to me under the Arrangement for my Silvermex Securities?

A:

You will receive the consideration due to you under the Arrangement promptly after the Arrangement Resolution is approved by Silvermex Securityholders, Court and other approvals have been obtained, the Arrangement becomes effective and your Letter of Transmittal and Silvermex Share certificate(s) and all other required documents are received by the Depositary. See “The Arrangement – Depositary and Exchange Procedure”.

Note that Silvermex Optionholders and Silvermex Warrantholders do not need to submit their certificates representing their Silvermex Options or Silvermex Warrants, as applicable, however, Silvermex Warrantholders who wish to receive Replacement Warrants in lieu of the consideration otherwise payable must submit a completed Election Notice. See “The Arrangement – Arrangements Respecting Silvermex Options” and “The Arrangement – Arrangements Respecting Silvermex Warrants”.

Q:	Should I send in my Letter of Transmittal and Silvermex Share certificates now?

A:

Yes. If you are a registered Silvermex Shareholder and you are supportive of the Arrangement, it is recommended that you complete, sign and return the Letter of Transmittal (printed on yellow paper) together with your certificate(s) representing your Silvermex Shares to the Depositary as soon as possible. See “The Arrangement – Letter of Transmittal” and “The Arrangement – Depositary and Exchange Procedure”.

If you are a Beneficial Silvermex Shareholder and you are supportive of the Arrangement, you should follow the instructions of your intermediary.

Q:	What happens if I send in my Silvermex Share certificates and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Silvermex Share certificates will be returned to you by the Depositary.

Q:	Can I change my vote after I have voted by proxy?

A:

Yes. A registered Silvermex Shareholder, a Silvermex Optionholder or a Silvermex Warrantholder executing the enclosed form of proxy has the right to revoke it. A registered Silvermex Shareholder, a Silvermex Optionholder or Silvermex Warrantholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Silvermex at any time up to and including the last day (other than a Saturday, Sunday or other holiday in Vancouver, British Columbia) preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting prior to the Meeting, or any adjournment thereof, or in any other manner permitted by law. If you are a Beneficial Silvermex Shareholder, follow the instructions of your intermediary if you wish to revoke your proxy.

Q:	Who can help answer my questions?

A:

Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders who would like additional copies, without charge, of this Information Circular or have additional questions about the Arrangement, including the procedures for voting Silvermex Shares, Silvermex Options and Silvermex Warrants, should contact their broker or Laurel Hill at 1-877-304-0211, collect at 416-304-0211 or email assistance@laurelhill.com.

MANAGEMENT PROXY CIRCULAR
(unless otherwise noted, as at May 22, 2012)

          This management proxy circular (“Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Silvermex Resources Inc. (“Silvermex”) for use at the annual general and special meeting of shareholders, warrantholders and optionholders (together referred to as “Silvermex Securityholders”) of Silvermex (the “Meeting”) to be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

          This Information Circular contains defined terms. For a list of the defined terms used herein, see “Glossary of Defined Terms” in this Information Circular.

Reporting Currency and Financial Information

          Except as otherwise indicated in this Information Circular, references to “Canadian dollars”, “C$” and “$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

          On May 22, 2012, the exchange rate of Canadian dollars into U.S. dollars, being the noon exchange rate published by the Bank of Canada, was US$1.00 equals C$1.0191.

          All financial statements and financial data derived therefrom included in this Information Circular pertaining to Silvermex or First Majestic, including the unaudited pro forma consolidated financial statements of First Majestic, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Silvermex Technical Information

          Technical information relating to Silvermex’s La Guitarra Mine contained in this Information Circular is derived from, and in some instances is an extract from, the La Guitarra Mine Technical Report, as defined herein.

          Reference should be made to the full text of the La Guitarra Mine Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Silvermex’s profile on SEDAR at www.sedar.com. Alternatively, a copy of the La Guitarra Mine Technical Report may be requested, free of charge, from Silvermex’s Corporate Secretary at Suite 1210 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604 682-4004.

First Majestic Technical Information

          Technical information relating to First Majestic’s Del Toro Silver Mine, La Encantada Silver Mine, La Parrilla Silver Mine and San Martin Silver Mine contained in this Information Circular is derived from, and in some instances is an extract from the Del Toro Technical Report, La Encantada Technical Report, La Parrilla Technical Report and the San Martin Technical Report, as defined herein.

          Reference should be made to the full texts of the Del Toro Technical Report, La Encantada Technical Report, La Parrilla Technical Report and the San Martin Technical Report, which have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review under First Majestic’s profile on SEDAR at www.sedar.com. Alternatively, copies of the Del Toro Technical Report, La Encantada Technical Report, La Parrilla Technical Report and the San Martin Technical Report may be requested, free of charge, from Silvermex’s Corporate Secretary at Suite 1210 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604 682-4004.

Forward-Looking Statements

          Certain statements in this Information Circular, including the documents incorporated by reference herein, are forward-looking statements, including, but not limited to, those relating to the proposed Arrangement, the timing of the various approvals for the proposed Arrangement, the timing of the closing of the proposed Arrangement and the benefits of the proposed Arrangement, market position and future financial or operating performance of First Majestic and Silvermex; liquidity of the First Majestic Shares following the Effective Time, statements based on the unaudited pro forma financial statements of First Majestic, information concerning First Majestic, Silvermex and the Combined Company, projected revenues and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including Silvermex’s and First Majestic’s experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Silvermex, First Majestic or the Combined Company. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if a property is developed, and in the case of Mineral Resources or proven and probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

          By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond control of both Silvermex and First Majestic, affect operations, business, financial condition, performance and results of Silvermex or First Majestic that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to the following: failure to complete the Arrangement could negatively impact the market price for Silvermex Shares and future business and financial results; the conditions to the Arrangement not being satisfied, in which case the Arrangement would not be completed; Silvermex Securityholders will receive a fixed number of First Majestic Shares based on a fixed exchange ratio, and therefore the First Majestic Shares received by Silvermex Shareholders may have a lower market value than expected; risks related to the integration of First Majestic’s and Silvermex’s businesses; risks associated with aggregating the individual risks of affecting First Majestic and Silvermex separately; changes in commodity prices and, particularly, silver prices; results of exploration and development activities and accuracy of resource estimates general economic, industry and market segment conditions; changes in applicable environmental, taxation and other laws and regulations, as well as how such laws and regulations are interpreted and enforced; changes in operating risks, including risks inherent in the ability of the Combined Company to meet key production or cost estimates and generate sufficient cash flow from operations to meet current and future obligations; increased competition; stock market volatility; ability to maintain current and obtain additional financing; industry consolidation; the execution of strategic growth plans; risks inherent in operating in Mexico through foreign subsidiaries; the outcome of legal proceedings; the ability of Silvermex, First Majestic and the Combined Company to continue to develop and grow; management’s success in anticipating and managing the foregoing factors, as well as the risks described under “Information Concerning Silvermex – Risk Factors”, “Information Concerning First Majestic – Risk Factors” and under “Risk Factors” in this Information Circular. In making these statements, Silvermex and First Majestic have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the mining industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the Combined Company, and other matters.

          The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. The reader is also cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Although the forward-looking statements contained in this Information Circular are based upon what management of Silvermex and First Majestic, as applicable, currently believes to be reasonable assumptions, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These forward-looking statements are made as of the date of this Information Circular and, other than as specifically required by law, neither Silvermex nor First Majestic assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Notice Regarding Information

          Information in this Information Circular is given as at May 22, 2012 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

          No person is authorized to give any information or make any representation not contained or incorporated by reference into this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

Notice to Silvermex Securityholders Resident in the United States

          THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATORY AUTHORITIES; NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORY AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          The securities of First Majestic to be issued in connection with the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under the securities laws of any state of the United States, and are to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) on the basis of the approval of the Supreme Court of British Columbia (the “Court”) as described under “Regulatory Matters – United States Securities Law Matters”, and pursuant to available exemptions from registration under applicable state securities laws.

          The Section 3(a)(10) Exemption exempts securities issued in specified exchange transactions from the registration requirement under the U.S. Securities Act where, among other things, the fairness of the terms and conditions of the issuance and exchange of such securities have been approved by a court or governmental authority expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities are proposed to be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 28, 2012 and, subject to the approval of the Arrangement by Silvermex Securityholders, a hearing on the Arrangement will be held on or about June 28, 2012 by the Court. See “The Arrangement – Approvals”. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the Section 3(a)(10) Exemption with respect to the securities of First Majestic to be issued in connection with the Arrangement.

          The First Majestic Shares and Replacement Warrants to be issued to Silvermex Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state. Such First Majestic Shares and Replacement Warrants will be freely tradable in the United States under the U.S. Securities Act, except by persons: (a) who are “affiliates” of the Combined Company; or (b) who have been “affiliates” of the Combined Company within 90 days of the proposed sale of such First Majestic securities. Persons who may be deemed to be “affiliates” of an issuer of securities include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such First Majestic securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom (see “Regulatory Matters – United States Securities Law Matters”). Subject to certain limitations, such affiliates may immediately resell the First Majestic Shares and Replacement Warrants outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act (“Regulation S”).

          The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged and any certificate previously evidencing the Silvermex Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant. The First Majestic Shares issuable upon exercise of any Replacement Warrants have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States. Accordingly, the Replacement Warrants will not be exercisable by or on behalf of a U.S. Person or a person in the United States unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available.

          This solicitation of proxies is not subject to the proxy solicitation requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

          Likewise, information concerning the properties and operations of First Majestic and Silvermex which is contained herein, and in certain publicly-available disclosure filed on SEDAR by Silvermex and First Majestic and incorporated herein by reference, uses terms that comply with reporting standards in Canada. In particular, certain estimates of mineralized material are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010.

          NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to, contained in or incorporated by reference in this Information Circular have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and such reserve and resource information may not be comparable to similar information disclosed by U.S. companies.

          Mineral reserve estimates referred to in this Information Circular have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to or incorporated by reference in this Information Circular may not qualify as “reserves” under SEC standards.

          Furthermore, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

          In addition, while the terms “mineral resource”, “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian regulations, they are not recognized by the SEC. It cannot be assumed that any part of the mineral deposits in these categories will ever be upgraded to a higher category. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, it cannot be assumed that any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies.

          The financial statements and pro forma financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

          Silvermex Securityholders resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Silvermex Securityholders may not be described fully herein. For a general discussion of the Canadian and United States federal income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such Canadian and United States federal and state income tax consequences.

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Silvermex and First Majestic are organized under the laws of a jurisdiction other than the United States, that some or all of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Silvermex, First Majestic and such persons are located outside the United States. Because such persons are located outside the United States, it may not be possible for you to effect service of process within the United States on these persons. Furthermore, you may not be able to enforce against such persons, Silvermex or First Majestic, in the United States, judgments obtained in United States courts for violations of United States securities laws.

          EXCEPT AS OTHERWISE EXPLAINED IN THIS INFORMATION CIRCULAR, THE FIRST MAJESTIC SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT ARE BEING ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY OTHER JURISDICTION OUTSIDE OF CANADA. For a discussion of regulatory issues relating to Silvermex Securityholders who are in the United States, see “Regulatory Matters – United States Securities Law Matters”.

GLOSSARY OF DEFINED TERMS

          The following terms used in this Information Circular have the meanings set forth below:

“2008 Plan” means Silvermex’s stock option plan dated May 20, 2008.

“Acquisition Proposal” means any proposal or offer made by any Person, whether written or oral, other than First Majestic (or any affiliate of First Majestic or any Person acting in concert with First Majestic or any affiliate of First Majestic) with respect to:

(a)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any capital stock or other voting securities of Silvermex or any of its subsidiaries representing 20% or more of the outstanding voting securities of Silvermex or such subsidiary, on a fully diluted basis;

(b)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of 20% or more of the consolidated assets of Silvermex and its subsidiaries, taken as a whole, or of assets which contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, or any of Silvermex’s subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, (or any lease, license, joint venture or other arrangement having the same economic effect as an acquisition or purchase);

(c)	a merger, amalgamation, recapitalization, reorganization, joint venture or other business combination involving Silvermex or any of its affiliates;

(d)	any other extraordinary business transaction involving or otherwise relating to Silvermex or any of its affiliates; or

(e)

any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Arrangement Agreement, or any public announcement of an intention to do any of the foregoing;

other than the Arrangement.

“Adjusted Exercise Price” means, with respect to each Silvermex Warrant that is exchanged for a Replacement Warrant pursuant to the Arrangement, the exercise price of such Silvermex Warrant prior to the Effective Time divided by the Exchange Ratio.

“Antitrust Clearance” means all applicable approvals or clearances shall have been received from the appropriate Governmental Entities and all applicable waiting periods shall have expired or been terminated or waived by the appropriate Governmental Entities relating to notice made under the Mexican Antitrust Act (Ley Federal de Competencia Economica).

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated April 3, 2012 between Silvermex and First Majestic, together with the schedules attached thereto, as amended or supplemented from time to time.

“Arrangement Resolution” means the special resolution approving the Arrangement, the Plan of Arrangement and the Arrangement Agreement, substantially in the form and content of Appendix A attached to this Information Circular, to be considered by the Silvermex Securityholders at the Meeting that, to be effective, must be approved by (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex, and by Michael H. Callahan, President and director of Silvermex, being excluded from such simple majority vote.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended.

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada.

“Canadian Resident” means a beneficial owner of Silvermex Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

“Canadian Securities Authorities” means the British Columbia Securities Commission and the securities regulatory authorities in each of the other Provinces and Territories of Canada, as applicable.

“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined Company” means First Majestic after completion of the acquisition of Silvermex pursuant to the Arrangement.

“Computershare” means Computershare Investor Services Inc., in its capacity as registrar and transfer agent of Silvermex.

“Confidentiality Agreement” means the confidentiality agreement entered into between Silvermex and First Majestic dated July 13, 2011.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare Investor Services Inc., at such offices as are set out in the Letter of Transmittal.

“Dissent Procedures” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”.

“Dissent Rights” means the rights of dissent of Silvermex Shareholders in respect of the Arrangement as described in the Plan of Arrangement.

“Dissenting Shareholder” means a holder of Silvermex Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures.

“Dissenting Shares” means the Silvermex Shares with respect to which Silvermex Shareholders have exercised Dissent Rights.

“Effective Date” means the date the Arrangement completes, as determined in accordance with the Arrangement Agreement.

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date.

“Election Notice” means a notice of election (the form of which has been sent to the Silvermex Warrantholders with this Information Circular) pursuant to which a Silvermex Warrantholder may elect to receive a Replacement Warrant in lieu of the Warrant Consideration.

“Eligible Holder” means a beneficial holder of Silvermex Shares, including Silvermex Warrantholders who receive Silvermex Shares upon deemed exercise of Silvermex Warrants under the terms of the Arrangement, that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act).

“Exchange Ratio” means 0.0355.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed.

“First Majestic” means First Majestic Silver Corp.

“First Majestic Material Subsidiaries” means Corporacion First Majestic S.A. de C.V., First Majestic Plata S.A. de C.V., Minera El Pilon S.A. de C.V., Minera La Encantada S.A. de C.V. and Minera Real Bonanza S.A. de C.V.

“First Majestic Shareholders” means a holder of First Majestic Shares.

“First Majestic Shares” means common shares in the authorized share structure of First Majestic.

“GAAP” means in relation to any financial year beginning on or before December 31, 2010, Canadian generally accepted accounting principles as then set out in Part V of the Canadian Institute Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles set out in Part I of the Canadian Institute for Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

“GMP” means GMP Securities L.P.

“GMP Fairness Opinion” means the opinion of GMP to the Silvermex Board, a copy of which is attached hereto as Appendix F, to the effect that as of the date of the opinion, subject to the assumptions and limitations set out therein, the Share Consideration to be received by Silvermex Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Silvermex Shareholders.

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal,

(b)	any subdivision, agent, commission, board, or authority of any of the foregoing, or

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Information Circular” means this management proxy circular of Silvermex prepared and sent to the Silvermex Securityholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein.

“Interim Order” means the interim order of the Court, a copy of which is attached as Appendix D to this Information Circular, made in connection with the process for obtaining Silvermex Securityholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court.

“IRS” means the U.S. Internal Revenue Service.

“La Guitarra Mine” means the producing silver and gold property located in the Temascaltepec mining district of central Mexico and forming the subject of the La Guitarra Mine Technical Report.

“Laurel Hill” means Laurel Hill Advisory Group, LLC, Silvermex’s proxy solicitation agent.

“Laws” means all statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) that accompanies this Information Circular.

“Locked-Up Shareholders” means, collectively, (a) all of the directors and officers of Silvermex, who have entered into a Voting Agreement with First Majestic, being: Arthur Brown, Chairman of the Board and director of Silvermex; Duane Nelson, Chief Executive Officer and director of Silvermex, Michael Callahan, President and director of Silvermex, Joseph J. Ovsenek, director of Silvermex, Kenneth C. McNaughton, director of Silvermex, Lisa Dea, Chief Financial Officer and Vice President Finance of Silvermex, (b) James Anderson, and (c) Sprott.

“Material Adverse Change”, when used in connection with First Majestic or Silvermex, means any change, effect, development, event or occurrence either individually or in the aggregate which prevents, or individually or in the aggregate would reasonably be expected to prevent such Party from performing its material obligations under the Arrangement Agreement in any material respect to a date beyond the Outside Date or any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the announcement of the execution of the Arrangement Agreement or relating to the Arrangement or other transactions contemplated by the Arrangement Agreement; or

(b)

relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(c)	relating to the Canadian or international economy or securities markets in general;

(d)	affecting the worldwide silver mining industry in general;

(e)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) of any natural disaster;

(f)

relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in GAAP, in each case, to the extent necessary; or

(g)	relating to any action taken by First Majestic or Silvermex that is required or contemplated by the Arrangement Agreement;

provided, however, that the effect referred to clauses (c), (d), (e) or (f) above does not primarily relate to (or have the effect of primarily relating to) the Party or the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry in which that Party and that Party’s subsidiaries operate.

“Meeting” means the annual general and special meeting of the Silvermex Securityholders to be held to consider the Arrangement Resolution, including any adjournment or adjournments thereof.

“Meeting Deadline” means, subject to terms of the Arrangement Agreement, July 3, 2012 unless otherwise agreed by the Parties.

“Mineral Reserve” has the meaning attributed to it under NI 43-101.

“Mineral Resource” has the meaning attributed to it under NI 43-101.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“NOBOs” means Non-Objecting Beneficial Owners.

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”.

“NYSE” means the New York Stock Exchange.

“OBOs” means Objecting Beneficial Owners.

“Option Consideration” means, in respect of Silvermex Options held by a Silvermex Optionholder, the number of Silvermex Shares obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Options by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Options; by (ii) the Silvermex Share Value.

“Outside Date” means, subject to terms of the Arrangement Agreement, July 31, 2012 or such later date as may be agreed upon by the Parties.

“Parties” means First Majestic and Silvermex and “Party” means either one of them.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement in the form and content of Appendix B attached to this Information Circular, as amended or supplemented from time to time.

“Probable Mineral Reserve” has the meaning attributed to it under NI 43-101.

“Proposed Amendments” means all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular.

“Proven Mineral Reserve” has the meaning attributed to it under NI 43-101.

“Record Date” means May 22, 2012.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities and other regulators required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby, including, if applicable, any Antitrust Clearance.

“Replacement Warrant” means a warrant for which a Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date that is at least two business days before the Effective Date will be exchanged by the holder thereof pursuant to the terms of the Plan of Arrangement.

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations –Residents of Canada”.

“Salman Partners” means Salman Partners Inc., financial advisor to the Silvermex Special Committee.

“Salman Partners Fairness Opinion” means the opinion of Salman Partners to the Silvermex Special Committee to the effect that as of the date of the opinion, subject to the assumptions and limitations set out therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates, a copy of which is attached hereto as Appendix G.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements under the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

“Section 85 Election” means an income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law).

“Securities Act” means the Securities Act (British Columbia) as amended.

“Securities Laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the policies and regulations of any stock exchange on which the applicable Party’s securities are listed for posted and trading, the U.S. Securities Act, the U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Regulators” means the Canadian Securities Authorities and the SEC.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Share Consideration” means the consideration to be received by each Silvermex Shareholder (including, for greater certainty, a holder of Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d) of the Plan of Arrangement) pursuant to the Plan of Arrangement in exchange for each Silvermex Share held by such Silvermex Shareholder, consisting of an indivisible mixture of such number of First Majestic Shares as is equal to the Exchange Ratio and $0.0001 in cash.

“Silvermex” means Silvermex Resources Inc.

“Silvermex Board” means the board of directors of Silvermex.

“Silvermex Option” means an option to purchase Silvermex Shares.

“Silvermex Optionholder” means a holder of Silvermex Options.

“Silvermex Securities” means, collectively, Silvermex Shares, Silvermex Options and Silvermex Warrants.

“Silvermex Securityholders” means Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders.

“Silvermex Share” means a common share in the authorized capital of Silvermex.

“Silvermex Share Option Plan” means Silvermex’s share option plan dated July 26, 2011.

“Silvermex Share Value” means $0.60.

“Silvermex Shareholder” means a holder of Silvermex Shares.

“Silvermex Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 23, 2010 between Silvermex and Computershare Investor Services Inc., as rights agent.

“Silvermex Special Committee” means the special committee of the Silvermex Board consisting of three independent directors of Silvermex (Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek), established to consider the proposed Arrangement, and to provide advice and guidance to the Silvermex Board with respect to the proposed Arrangement and make such determinations and recommendations to the Silvermex Board with respect to the proposed Arrangement as the Silvermex Special Committee considers appropriate, including as to whether the Arrangement is in the best interests of Silvermex and is fair to the Silvermex Securityholders (other than First Majestic and its affiliates), having regard to all relevant considerations.

“Silvermex Subsidiaries” means, collectively, Silver One Mining Corporation, La Guitarra Compania Minera, S.A. de C.V., Servicios para la Industria Minera S.A. de C.V., Minera La Rastra S.A. de C.V. , Minera Terra Plata S.A. de C.V. and Rule Nevada Inc.

“Silvermex Warrantholder” means a holder of Silvermex Warrants.

“Silvermex Warrants” means common share purchase warrants of Silvermex.

“Sprott” means Sprott Asset Management LP.

“Sprott Voting Agreement” means the lock-up agreement dated April 3, 2012 between Sprott Asset Management LP and First Majestic.

“subsidiary” means, with respect to a specified body corporate, any body corporate of which through share ownership or otherwise, the specified body corporate is entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal” means an unsolicited bona fide written offer made by a third party to Silvermex to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction, all of the Silvermex Shares or all or substantially all of the assets of Silvermex which did not result from a breach of the Arrangement Agreement and that:

(a)

is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the Silvermex Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	is made available to all Silvermex Securityholders of each class on the same terms and conditions; and

(d)	in the good faith determination of the Silvermex Board, after consultation with financial advisors and outside legal counsel:

	i.	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal;

	ii.	the failure to recommend such Acquisition Proposal to the Silvermex Securityholders would be inconsistent with its fiduciary duties; and

iii.

would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the Silvermex Securityholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by First Majestic pursuant to the Arrangement Agreement).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Termination Payment” means an amount equal to $6,140,000 payable by Silvermex to First Majestic in certain circumstances in accordance with the Arrangement Agreement.

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any board of trade, chamber of commerce or other business or professional organization or association;

(e)	any arbitrator or arbitration tribunal; and

(f)	any other tribunal.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“U.S. Person” means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the “blue sky” or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder.

“United States” means the United States of America, its territories and possessions.

“VIF” means the scannable voting instruction form received by NOBOs from Computershare.

“Voting Agreements” means the lock-up agreement dated March 28, 2012 among Arthur Brown, Chairman of the Silvermex Board and director of Silvermex; Duane Nelson, Chief Executive Officer and director of Silvermex, Michael Callahan, President and director of Silvermex, Joseph J. Ovsenek, director of Silvermex, Kenneth C. McNaughton, director of Silvermex, Lisa Dea, Chief Financial Officer and Vice President Finance of Silvermex and First Majestic, the lock-up agreement dated April 2, 2012 between James Anderson and First Majestic, and the Sprott Voting Agreement.

“Warrant Consideration” means, in respect of Silvermex Warrants held by a Silvermex Warrantholder, the number of Silvermex Shares (rounded down to the nearest whole Silvermex Share) obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Warrants by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Warrants; by (ii) the Silvermex Share Value.

SUMMARY OF INFORMATION CIRCULAR

          The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Information Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms or elsewhere in this Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Information Circular.

Purpose of the Meeting

          At the Meeting, Silvermex Securityholders will be asked to consider a resolution to approve a Plan of Arrangement that will result in First Majestic acquiring all of the issued and outstanding Silvermex Shares. If the Arrangement Resolution receives the requisite approvals from Silvermex Securityholders and the other conditions under the Arrangement Agreement are met or waived, the acquisition will be accomplished by way of an Arrangement under Section 288 of the Business Corporations Act. In addition, Silvermex Shareholders will be asked to consider certain routine annual matters.

          The Arrangement is being proposed pursuant to the terms of the Arrangement Agreement entered into on April 3, 2012. Upon completion of the Arrangement, First Majestic will acquire all of the issued and outstanding Silvermex Shares. As a result of the Arrangement, each Silvermex Shareholder (including Silvermex Optionholders at the Effective Time and Silvermex Warrantholders who have not delivered an Election Notice at least two business days prior to the Effective Date, but not including Dissenting Shareholders) will receive in exchange, for each Silvermex Share they hold, 0.0355 First Majestic Shares and a nominal cash payment of $0.0001. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Details of the Arrangement

          If the Arrangement is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement have been satisfied, at the Effective Time the following steps, among others, will be taken pursuant to the Plan of Arrangement (see “The Arrangement –Description of the Arrangement”):

  the Silvermex Shareholder Rights Plan will be terminated and the rights thereunder cancelled without any further action or formality and for no consideration;

  each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged by the holder thereof, free and clear of all liens, claims and encumbrances, for a Replacement Warrant to purchase a number of First Majestic Shares equal to the product of the Exchange Ratio multiplied by the number of Silvermex Shares issuable on exercise of such Silvermex Warrant for an exercise price per First Majestic Share equal to the Adjusted Exercise Price rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant will be rounded down to the next whole number of First Majestic Shares), and such Silvermex Warrants will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants will be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged;

  the outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will, without any further action by or on behalf of such Silvermex Warrantholder, be deemed to be exercised for the Warrant Consideration, if any, and the holder thereof will cease to be the holder of such Silvermex Warrant, will cease to have any rights as a holder in respect of such Silvermex Warrant, such holder’s name will be removed from the register of Silvermex Warrants, and all agreements grants and other similar instruments relating thereto will be cancelled;

  each Silvermex Option issued and outstanding, will, without any further action by or on behalf of the Silvermex Optionholder, be deemed to be fully vested and exercised in exchange for the Option Consideration, if any, and the holder thereof will cease to be the holder of such Silvermex Option, will cease to have any rights as a holder in respect of such Silvermex Option, such holder will be removed from the register of Silvermex Options, and all option agreements, grants and similar instruments relating thereto will be cancelled, and the Silvermex Share Option Plan and 2008 Plan will be terminated;

  each issued and outstanding Silvermex Share held by a Silvermex Shareholder (other than a Dissenting Shareholder but including any Silvermex Shares issued as Warrant Consideration or Option Consideration) will be deemed to be acquired by First Majestic and, in consideration for the acquisition of each Silvermex Share, First Majestic will: (i) issue 0.0355 First Majestic Shares; and (ii) pay a cash consideration of $0.0001. Following completion of this step, First Majestic will be the holder of all of the issued and outstanding Silvermex Shares, and Silvermex’s central securities register will be revised accordingly.

Silvermex

          Silvermex is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra Mine, a producing silver and gold property located in the Temascaltepec mining district of central Mexico.

          The Silvermex Shares are listed for trading on the TSX under the symbol “SLX” and on the Frankfurt Stock Exchange under the symbol “GSBN”.

          See “Information Concerning Silvermex”.

First Majestic

          First Majestic is a producing silver company focused on silver production in Mexico. First Majestic’s operating assets consist of the La Encantada Silver Mine, the La Parrilla Silver Mine, and the San Martin Silver Mine all of which are located in Mexico. Significant development and exploration projects include the Del Toro Silver Mine, the La Luz Silver Project, and the Jalisco Group of Properties all of which are located in Mexico.

          The First Majestic Shares are listed on the TSX under the symbol “FR”, on the NYSE under the symbol “AG” and on the Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and Stuttgart Stock Exchange all under the stock symbol “FMV”.

          See “Information Concerning First Majestic”.

The Combined Company

          Upon completion of the Arrangement, Silvermex will become a wholly-owned subsidiary of First Majestic, and Silvermex’s La Guitarra Mine will become an indirect asset of First Majestic. See “Information Concerning First Majestic” and “The Combined Company Upon Completion of the Arrangement”.

Unaudited Pro Forma Consolidated Financial Statements for the Combined Company

          Unaudited pro forma consolidated financial statements of First Majestic that give effect to the Arrangement consisting of (i) pro forma consolidated statement of financial position as at March 31, 2012; (ii) pro forma consolidated statement of income for the three months ended March 31, 2012; and (iii) pro forma consolidated statement of income for the year ended December 31, 2011, are attached to this Information Circular as Appendix C.

          See “The Combined Company Upon Completion of the Arrangement – Selected First Majestic Unaudited Pro Forma Consolidated Financial Information”.

GMP Fairness Opinion

          Pursuant to an engagement letter dated February 22, 2012, Silvermex retained GMP to act as its financial advisor in respect of the Arrangement and to, among other things, deliver the GMP Fairness Opinion to the Silvermex Board. On April 2, 2012, GMP provided a verbal opinion to the Silvermex Board, subsequently confirmed in writing by the GMP Fairness Opinion that as of that date, based upon and subject to the considerations described therein and other relevant factors, the consideration to be received by the Silvermex Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Silvermex Shareholders.

          The full text of the GMP Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by GMP in rendering the GMP Fairness Opinion, is attached as Appendix F to this Information Circular. See “The Arrangement – GMP Fairness Opinion”.

Salman Partners Fairness Opinion

          Pursuant to an engagement letter dated February 23, 2012, the Silvermex Special Committee retained Salman Partners to provide an opinion as to the fairness of the consideration offered under the Arrangement, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates. On April 2, 2012, Salman Partners provided an oral opinion to the Silvermex Special Committee, subsequently confirmed in writing by the Salman Partners Fairness Opinion, that as of that date, based upon and subject to the considerations described therein, the consideration offered under the Arrangement is fair, from a financial point of view, to the Silvermex Shareholders, other than First Majestic and its affiliates.

          The full text of the Salman Partners Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Salman Partners in rendering the Salman Partners Fairness Opinion, is attached as Appendix G to this Information Circular. See “The Arrangement – Salman Partners Fairness Opinion”.

Board Recommendation and Reasons

          The Silvermex Board believes that the Arrangement is fair to Silvermex Securityholders and in the best interests of Silvermex. Accordingly, the Silvermex Board unanimously approved the Arrangement and recommends that Silvermex Securityholders vote their Silvermex Shares, Silvermex Options and Silvermex Warrants in favour of the Arrangement Resolution. In making its recommendation, the Silvermex Board considered a number of factors, including:

  First Majestic has offered Silvermex Shareholders a premium to the Silvermex Share price. The consideration to be received by Silvermex Shareholders under the Arrangement represents a premium of approximately 33% based on both companies’ closing share prices on the TSX as at April 2, 2012 and approximately 43% based on both companies’ 30 day volume weighted average trading prices on the TSX as at such date;

  Silvermex Shareholders, through their ownership of First Majestic Shares, will have the opportunity to participate in a leading silver producer and increase leverage to the current strong silver price environment;

  Silvermex Shareholders, through their ownership of First Majestic Shares, will continue to participate in the value creation associated with the operation and exploration of the La Guitarra Mine;

  Having interests in six properties in Mexico at various stages of development, including three producing properties, First Majestic’s operations are more diversified than Silvermex’s. Through their ownership of First Majestic Shares, Silvermex’s Shareholders will also benefit from participation in First Majestic’s portfolio of producing, development and exploration assets, all of which offer enhanced growth prospects;

  First Majestic’s management team has significant skill sets and experience, including proven mine development and construction expertise in Mexico. First Majestic will be able to use these capabilities to continue to operate the La Guitarra Mine. In addition, First Majestic’s greater financial flexibility and ability to finance capital expenditures is expected to aid in the potential increase of production at the La Guitarra Mine

  The market for First Majestic Shares is considerably more liquid than the market for Silvermex Shares; the average daily trading volume of Silvermex Shares on the TSX for the 12 months ended April 2, 2012 was 495,386 shares compared to the average daily trading volume of First Majestic Shares for the same period of 910,783 shares;

  Silvermex Shareholders, through their ownership of First Majestic Shares, will have the benefit of an increased analytical following and liquidity with a broader investor base;

  Each of GMP and Salman Partners has provided an opinion that, subject to the assumptions and limitations set out therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates;

  Silvermex Shareholders who oppose the Arrangement may exercise their Dissent Rights in respect of the Arrangement; and

  The Silvermex Board believes that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Payment and the circumstances under which it is payable, are consistent with recent precedent transactions and are not expected to prevent an unsolicited third party from proposing or making a Superior Proposal in respect of Silvermex.

          See “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”.

Silvermex Securityholder Approvals Required

          At the Meeting, Silvermex Securityholders will be asked to vote to approve the Arrangement Resolution. The Arrangement Resolution must be approved, with or without variation, by (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex and Michael H. Callahan, President and director of Silvermex being excluded from such simple majority vote. The Arrangement Resolution must be passed in order for Silvermex to seek the Final Order and to implement the Arrangement on the Effective Date in accordance with the Final Order. See “The Arrangement – Approvals” and “Regulatory Matters – Special Transaction Rules”.

Dissent Rights

          The Plan of Arrangement provides that the Silvermex Shares of registered Silvermex Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Dissenting Shares will be deemed to be transferred to First Majestic as of the Effective Time, in consideration for the payment by First Majestic of the fair value thereof, in cash. First Majestic is not obligated to complete the Arrangement and acquire Silvermex if holders of more than 5% of the outstanding Silvermex Shares exercise Dissent Rights. Silvermex Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

          Any Dissenting Shareholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Silvermex Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders, and each Silvermex Share held by such Dissenting Shareholder will be deemed to be transferred to First Majestic in exchange for Share Consideration. In no case, however, will Silvermex, First Majestic or any other Person be required to recognize such Persons as holders of Silvermex Shares after the Effective Time, and the names of such Persons will be deleted from the registers of holders of Silvermex Shares at the Effective Time.

          See “Rights of Dissenting Shareholders”.

Court Approval and Completion of the Arrangement

          The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, Silvermex obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached to this Information Circular as Appendix D. A copy of the Notice of Hearing of Petition for the Final Order is attached to this Information Circular as Appendix E.

          Subject to the approval of the Arrangement Resolution by Silvermex Securityholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about June 28, 2012 in the Court, or as soon thereafter as is reasonably practicable. Any Silvermex Securityholder or other interested person who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Hearing of Petition for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance granted by the Court with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute a basis for the Section 3(a)(10) Exemption with respect to the securities of First Majestic to be issued in connection with the Arrangement. See “The Arrangement –Approvals”.

Voting Agreements

          First Majestic has entered into Voting Agreements with the Locked-Up Shareholders (which include the directors and officers of Silvermex, James Anderson and Sprott) who, in the aggregate, hold approximately 16.7% of the outstanding Silvermex Securities, pursuant to which each Locked-Up Shareholder has agreed to vote its Silvermex Securities in favour of the Arrangement Resolution, subject to compliance with certain legal requirements. See “The Arrangement – Voting Agreements”.

Fractional Shares

          No fractional First Majestic Shares will be issued to any holder of Silvermex Shares. The number of First Majestic Shares to be issued to any former Silvermex Shareholder as consideration under the Arrangement will be rounded down to the nearest whole First Majestic Share, with no consideration being paid for the fractional First Majestic Share. See “The Arrangement – Fractional Shares”.

Fractional Cash Consideration

          Any cash consideration payable to a Silvermex Shareholder under the Arrangement that would include a fraction of a cent will be rounded down to the nearest whole cent. See “The Arrangement – Fractional Cash Consideration”.

Arrangements Respecting Silvermex Warrants

          Together with this Information Circular, Silvermex Warrantholders will receive an Election Notice. Each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged for a Replacement Warrant, and such Silvermex Warrants will thereupon be cancelled. The Replacement Warrants and the underlying First Majestic Shares issuable upon exercise of the Replacement Warrants have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States. Accordingly, the Replacement Warrants will not be exercisable by or on behalf of a U.S. Person or a person in the United States unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available.

          Pursuant to the Arrangement, outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will be deemed to be exercised as of the Effective Date for the Warrant Consideration, if any. The holders of such Silvermex Warrants will cease to be the holders thereof as of the Effective Date. The Silvermex Shares issued as Warrant Consideration will be deemed to be transferred to First Majestic in exchange for Share Consideration in accordance with the Arrangement.

          See “The Arrangement – Arrangements Respecting Silvermex Warrants”.

Arrangements Respecting Silvermex Options

          Outstanding Silvermex Options will be deemed to be fully vested and exercised as of the Effective Date in exchange for the Option Consideration, if any. The holders of such Silvermex Options will cease to be the holders thereof as of the Effective Date. The Silvermex Shares issued as Option Consideration will be deemed to be transferred to First Majestic in exchange for Share Consideration in accordance with the Arrangement.

          See “The Arrangement – Arrangements Respecting Silvermex Options”.

Letter of Transmittal

          A Letter of Transmittal (printed on yellow paper) is being mailed, together with this Information Circular, to each person who was a registered holder of Silvermex Shares on the Record Date. Each registered Silvermex Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Silvermex Share certificates, in order to receive the consideration to which such Silvermex Shareholder is entitled under the Arrangement. It is recommended that Silvermex Shareholders who support the Arrangement complete, sign and return the Letter of Transmittal with accompanying Silvermex Share certificates to the Depositary as soon as possible.

          Silvermex Optionholders and Silvermex Warrantholders are not required to complete a Letter of Transmittal. The Silvermex Shares issued pursuant to the deemed exercise of Silvermex Options and Silvermex Warrants under the Arrangement, without any further action by those former holders of Silvermex Options and Silvermex Warrants, will be deposited with the Depositary after the Effective Time, and such holders will receive the Share Consideration in respect of the Silvermex Shares into which their Silvermex Options or Silvermex Warrants were exercised, subject to all applicable withholding in accordance with the Plan of Arrangement. See “The Arrangement – Letter of Transmittal”.

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

          Under the Arrangement Agreement, Silvermex has agreed, among other things, not to solicit other Acquisition Proposals. In certain circumstances the Silvermex Board is entitled to consider and approve a Superior Proposal from a third party, subject to notice to First Majestic, First Majestic’s right to offer to amend the Arrangement Agreement, and compliance with other obligations. See “The Arrangement Agreement – Non-Solicitation Covenants and Rights to Accept a Superior Proposal”.

Termination Payment Payable by Silvermex

          Silvermex may have an obligation to make a Termination Payment of $6.14 million to First Majestic if the Arrangement Agreement is terminated under certain circumstances. See “The Arrangement Agreement –Termination Payment”.

Effect of the Arrangement on the Listing of Silvermex Shares and Stock Exchange Approval

          If the Arrangement is completed, the Silvermex Shares will be de-listed from the TSX, and First Majestic will apply to the applicable Canadian securities regulators to have Silvermex cease to be a reporting issuer. In addition, it is anticipated that First Majestic will cause Silvermex to file a Form 15 with the SEC pursuant to Exchange Act Rule 12g-4, and thereby suspend Silvermex’s reporting obligations under section 13(a) of the Exchange Act, and ultimately terminate Silvermex's registration under section 12(g) of the Exchange Act. See “Information Concerning Silvermex – Securities of Silvermex and Principal Holders Thereof – Effect of the Arrangement on Markets and Listing”.

          First Majestic has applied to list the First Majestic Shares issuable by First Majestic under the Arrangement on the TSX and NYSE, including any First Majestic Shares issuable upon the due exercise of the Replacement Warrants after the Effective Date. Listing will be subject to fulfilling all the requirements of the TSX and NYSE. See “The Arrangement – Stock Exchange Approval”.

Certain Canadian Federal Income Tax Considerations

          Silvermex Shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”), other than Eligible Holders who make a valid joint tax election with First Majestic under the Tax Act, will realize a taxable disposition of their Silvermex Shares under the Arrangement. Eligible Holders who are residents of Canada for purposes of the Tax Act will be entitled to make a joint tax election with First Majestic under the Tax Act that may, depending on the circumstances, allow the full or partial deferral of taxable capital gains.

          Silvermex Shareholders who are not residents of Canada for purposes of the Tax Act and whose Silvermex Shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of their Silvermex Shares under the Arrangement. If such shares are held as “taxable Canadian property”, then such holders will realize a taxable disposition of their Silvermex Shares under the Arrangement, subject to the provisions of any applicable tax convention. Silvermex Shareholders who are not residents of Canada for purposes of the Tax Act will not be eligible under the Arrangement to make a joint tax election with First Majestic to permit any deferral of taxable capital gains.

          Silvermex Warrantholders who are residents of Canada for purposes of the Tax Act and who elect to exchange Silvermex Warrants for Replacement Warrants will, subject to all relevant rules under the Tax Act as applicable, generally realize a taxable disposition on the deemed exchange of their Silvermex Warrants. The treatment of Silvermex Warrantholders who are residents of Canada for purposes of the Tax Act and who do not make this election (and whose Silvermex Warrants are consequently deemed to be exercised for the Warrant Consideration under the Arrangement) is not clear under the Tax Act, and affected holders should consult with their own tax advisors in this regard.

          In general terms, Silvermex Warrantholders who are not residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized with respect to Silvermex Warrants under the Arrangement unless the underlying Silvermex Shares would constitute “taxable Canadian property” at the relevant time for purposes of the Tax.

          The tax treatment of Silvermex Optionholders (wherever resident) is not discussed in this summary or elsewhere in the Information Circular, and affected holders should consult with their own tax advisors in this regard.

          The foregoing summary is qualified in its entirety by the more detailed discussion and the assumptions under “Certain Canadian Federal Income Tax Considerations” in the Information Circular. All Silvermex Shareholders and Silvermex Warrantholders should consult with their own tax advisors.

Certain United States Federal Income Tax Considerations

          The exchange of Silvermex Shares for First Majestic Shares and cash pursuant to the Arrangement by a U.S. Holder (as defined herein under “Certain United States Federal Income Tax Considerations”) may qualify as a tax-deferred reorganization under Section 368(a) of the Code. Neither Silvermex nor First Majestic, however, has sought or obtained either a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a tax-deferred reorganization or that the United States courts would uphold the status of the Arrangement as a tax-deferred reorganization in the event of a successful IRS challenge.

          Assuming the Arrangement does qualify as a tax-deferred reorganization, and subject to the assumptions, limitations (including those limitations under the PFIC rules described herein under the heading “Certain United States Federal Income Tax Considerations”) and qualifications referred to under “Certain United States Federal Income Tax Considerations,” a U.S. Holder of Silvermex Shares should recognize gain (but not loss) equal to the lesser of the gain realized and the cash received as a result of the Arrangement, would hold the First Majestic Shares received under the Arrangement with an adjusted tax basis equal to the adjusted tax basis of their Silvermex Shares, increased by any gain recognized under the Arrangement and decreased by the cash received and would include the holding period of their Silvermex Shares in their holding period of the First Majestic Shares received under the Arrangement. If the exchange pursuant to the Arrangement fails to qualify as a tax-deferred reorganization, the exchange would be a taxable transaction to U.S. Holders, in which case a U.S. Holder would recognize gain or loss equal to the difference between the total consideration received by such U.S. Holder pursuant to the Arrangement and the U.S. Holder’s adjusted tax basis in its Silvermex Shares. In addition, if Silvermex is or has been a PFIC, then, even if the Arrangement constitutes a tax-deferred reorganization, all or a portion of any gain realized could be treated as ordinary income, taxable at rates generally higher than the rates applicable to long-term capital gain, and an interest charge would apply.

           U.S. Holders of Silvermex Shares and Silvermex Warrants should consult their own tax advisors about the applicable United States federal, state and local tax consequences of the Arrangement. This Information Circular contains a summary of certain United States federal income tax considerations related to the Arrangement relevant to U.S. Holders, and the above comments are qualified in their entirety by reference to such summary. See “Certain United States Federal Income Tax Considerations”.

Risk Factors

          There are a number of risk factors relating to the Arrangement, the business of Silvermex, the business of First Majestic and the Combined Company and the First Majestic Shares all of which should be carefully considered by Silvermex Securityholders. See “Risk Factors”, “Information Concerning Silvermex – Risk Factors” and “Information Concerning First Majestic – Risk Factors”. These risk factors include, amongst others:

  the Arrangement Agreement may be terminated in certain circumstances;

  there can be no certainty that all conditions precedent to the Arrangement will be satisfied;

  Silvermex may become liable to make a Termination Payment to First Majestic if the Arrangement Agreement is terminated in certain circumstances;

  since the number of First Majestic Shares to be received for each Silvermex Share under the Arrangement will not be adjusted to reflect any change in the market value of First Majestic Shares, the market value of First Majestic Shares received under the Arrangement may vary significantly from the market value of First Majestic Shares at the date the Arrangement Agreement was entered into;

  directors and senior executive officers of Silvermex may have interests in the Arrangement that are different from those of the Silvermex Securityholders;

  the issuance of a significant number of First Majestic Shares could adversely affect the market price of First Majestic Shares;

  the Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Silvermex. If Silvermex is required to make the Termination Payment and an alternative transaction is not completed, Silvermex’s financial condition may be materially adversely affected;

  the Combined Company may be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects; and

  an investment in First Majestic Shares involves a high degree of risk due to the nature of First Majestic’s business and the volatility of commodity prices, in particular, silver prices, in the world market.

THE ARRANGEMENT

Overview

          First Majestic is proposing to acquire Silvermex. Under the terms of the Arrangement Agreement, Silvermex is proposing the Plan of Arrangement which, if implemented, will result in First Majestic acquiring all of the issued and outstanding Silvermex Shares, including the shares issuable on exercise of outstanding Silvermex Options and Silvermex Warrants, in exchange for First Majestic Shares and a nominal cash payment.

          Upon completion of the Arrangement, Silvermex will become a wholly owned subsidiary and an indirect asset of First Majestic. The Combined Company will indirectly own both the existing operating assets of First Majestic and Silvermex’s La Guitarra Mine, plus the other exploration and development projects of both companies. See “Information Concerning First Majestic” and “The Combined Company Upon Completion of the Arrangement”.

Description of the Arrangement

          The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix B to this Information Circular and the full text of the Arrangement Agreement, which is available at www.sedar.com under Silvermex’s profile.

          The purpose of the Arrangement is to effect the acquisition of Silvermex by First Majestic. Upon completion of the Arrangement, First Majestic will acquire all of the issued and outstanding Silvermex Shares, including the shares issuable on exercise of outstanding Silvermex Warrants and Silvermex Options. As a result of the Arrangement, each Silvermex Shareholder (including Silvermex Optionholders at the Effective Time and Silvermex Warrantholders who have not delivered an Election Notice at least two business days prior to the Effective Date, but not including Dissenting Shareholders) will receive in exchange, for each Silvermex Share they hold, 0.0355 First Majestic Shares and a nominal cash payment of $0.0001. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

          If implemented, the Arrangement will be effective at the Effective Time on the Effective Date. Commencing at the Effective Time, among other things, the following will occur without any further act or formality:

(a)	the Silvermex Shareholder Rights Plan will be terminated and the rights thereunder cancelled without any further action or formality and for no consideration;

(b)

each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged by the holder thereof, free and clear of all liens, claims and encumbrances, for a Replacement Warrant to purchase a number of First Majestic Shares equal to the product of the Exchange Ratio multiplied by the number of Silvermex Shares issuable on exercise of such Silvermex Warrant for an exercise price per First Majestic Share equal to the Adjusted Exercise Price rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant will be rounded down to the next whole number of First Majestic Shares), and such Silvermex Warrants will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants will be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged;

(c)

five minutes after the steps contemplated in paragraph (b) are complete, the outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will, without any further action by or on behalf of such Silvermex Warrantholder, be deemed to be exercised for the Warrant Consideration, if any, and the holder thereof will cease to be the holder of such Silvermex Warrant, will cease to have any rights as a holder in respect of such Silvermex Warrant, such holder’s name will be removed from the register of Silvermex Warrants, and all agreements grants and other similar instruments relating thereto will be cancelled;

(d)

concurrent with the steps contemplated in paragraph (c), each Silvermex Option issued and outstanding, will, without any further action by or on behalf of the Silvermex Optionholder, be deemed to be fully vested and exercised in exchange for the Option Consideration, if any, and the holder thereof will cease to be the holder of such Silvermex Option, will cease to have any rights as a holder in respect of such Silvermex Option, such holder will be removed from the register of Silvermex Options, and all option agreements, grants and similar instruments relating thereto will be cancelled, and the Silvermex Share Option Plan and the 2008 Plan will be terminated; and

(e)

each issued and outstanding Silvermex Share held by a Silvermex Shareholder (other than a Dissenting Shareholder but including any Silvermex Shares issued as Warrant Consideration or Option Consideration) will be deemed to be acquired by First Majestic and, in consideration for the acquisition of each Silvermex Share, First Majestic will: (i) issue 0.0355 of a First Majestic Share; and (ii) pay a cash consideration of $0.0001.

          Each Silvermex Share held by a Dissenting Shareholder in respect of which the Silvermex Shareholder has validly exercised his, her or its Dissent Rights will be directly transferred and assigned by such Dissenting Shareholder to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with the terms of the Plan of Arrangement, and in consideration for the transfer of each Silvermex Share held by a Dissenting Shareholder First Majestic will pay to each Dissenting Shareholder the fair value of their Silvermex Shares in cash or where such Dissenting Shareholders are not entitled, for any reason, to be paid the fair value for their Silvermex Shares those Dissenting Shareholders will be deemed to have participated in the Arrangement and will receive the Share Consideration. First Majestic is not obligated to complete the Arrangement and acquire Silvermex if holders of more than 5% of the outstanding Silvermex Shares exercise Dissent Rights. See “Rights of Dissenting Shareholders”.

Background to the Arrangement

          The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Silvermex, First Majestic, and their respective legal and financial advisors. The following is a summary of the background to Silvermex and First Majestic entering into the Arrangement Agreement.

          In November 2010, Silvermex acquired Silver One Mining Corporation (formerly Silvermex Resources Ltd.) and underwent a change of management. Prior to the management change, Silvermex had actively investigated a potential strategic transaction and retained a financial advisor to assist with a market canvass. In 2009 and 2010, prior to the management change, Silvermex entered into confidentiality agreements with over ten parties, including First Majestic and other silver mining companies. However, no transaction ultimately resulted from this process.

          In 2011, the new management of Silvermex re-engaged discussions with other silver mining companies to explore potential accretive business combination transactions. Following informal discussions with various parties in respect of potential strategic transactions, Silvermex entered into the Confidentiality Agreement.

          Silvermex provided First Majestic with access to technical data with respect to its La Guitarra Mine and other properties and various meetings occurred between the two management teams. First Majestic representatives conducted a first site visit on February 6, 2012 at La Guitarra Mine, with representatives of Silvermex.

          In February 2012, representatives of Silvermex (including Duane Nelson, Kenneth McNaughton and Joseph Ovsenek) and representatives of First Majestic (including Keith Neumeyer, Raymond Polman and Connie Lillico) met and discussed the desirability of entering into an exclusivity arrangement. First Majestic presented to Silvermex a draft letter of intent, which was then considered by the Silvermex Board.

          On February 17, 2012, the Silvermex Board authorized Silvermex to enter into exclusive negotiations with First Majestic and the parties entered into a letter of intent that provided, among other things, for a binding exclusivity period expiring on March 22, 2012. Silvermex and First Majestic agreed on March 21, 2012, to extend the exclusivity period to April 2, 2012.

          The Silvermex Board engaged GMP pursuant to an engagement letter dated February 22, 2012, to, among other things, provide a fairness opinion on any proposed transaction. On February 17, 2012, the Silvermex Board formed the Silvermex Special Committee and appointed Arthur Brown, Joseph Ovsenek and Kenneth McNaughton as the members of the Silvermex Special Committee, each of whom is independent of Silvermex management. The Silvermex Special Committee mandate included making recommendations to the Silvermex Board on any proposed transaction pursuant to which First Majestic would acquire all of the outstanding common shares of Silvermex, including as to whether such a proposed transaction is in the best interests of Silvermex and is fair to the Silvermex Securityholders (other than First Majestic and its affiliates). The Silvermex Special Committee was given the authority to retain separate financial and legal advisors in its discretion.

          The Silvermex Special Committee determined to retain separate legal and financial advisors. The Silvermex Special Committee engaged Salman Partners to provide a fairness opinion on any proposed transaction with First Majestic and Lawson Lundell LLP to provide legal advice in respect of any proposed transaction with First Majestic.

          Between March 12 and April 2, 2012, First Majestic and Silvermex and their respective legal counsel negotiated the terms of the Arrangement Agreement and First Majestic continued with its due diligence investigations of Silvermex and Silvermex continued with its due diligence investigations of First Majestic.

          During the diligence investigation and negotiation process, the Silvermex Board and the Silvermex Special Committee held several meetings at which, among other things, they received the advice of their respective legal counsel and financial advisors on the proposed transaction terms and considered the strategic alternatives available to Silvermex in the context of discussions which had been held, informally, by the Silvermex Board and management over the prior year.

          The Silvermex Special Committee considered carefully at its meetings, among other things, the proposed offer and offer value, the negotiation of the amount of the proposed Termination Payment and the events that would trigger the payment of the Termination Payment, the treatment of each category of Silvermex Securityholders under the proposed terms of the Arrangement and the potential impacts of the Arrangement on other stakeholders. Management of Silvermex did not participate in the deliberations of the Silvermex Special Committee. Lawson Lundell LLP reviewed and reported to the Silvermex Special Committee on the terms of the Arrangement Agreement, copies of which were made available to and reviewed by members of the Silvermex Special Committee, and provided advice to the Silvermex Special Committee as to its fiduciary duties and duty of care. The Silvermex Special Committee provided regular input to the Silvermex Board as to its views on these matters and on the ongoing negotiation of the proposed transaction and the Arrangement Agreement.

          On April 2, 2012, the Silvermex Board held two meetings, both of which occurred after a meeting of the Silvermex Special Committee also held on April 2, 2012.

          At its meeting on April 2, 2012, the Silvermex Special Committee formally reviewed the alternatives available to Silvermex, including the prospect of continuing as an independent company, reviewed the terms of the Arrangement and Arrangement Agreement and considered the impact of the Arrangement on Silvermex’s Securityholders and other relevant stakeholders. The Silvermex Special Committee also received the oral opinion of Salman Partners, which was subsequently confirmed in writing (a copy of which is attached hereto as Appendix G), that the consideration offered under the Arrangement is fair, from a financial point of view, to the Silvermex Shareholders, other than First Majestic and its affiliates. See “The Arrangement – Salman Partners Fairness Opinion”.

          In order to arrive at a recommendation to the Silvermex Board with respect to the Arrangement, the Silvermex Special Committee reviewed various considerations regarding the Arrangement with the assistance of Salman Partners and Lawson Lundell LLP, including the Salman Fairness Opinion and those factors set out under the heading “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”. The foregoing discussion of the information and factors reviewed by the Silvermex Special Committee is not, and is not intended to be, exhaustive. The Silvermex Special Committee’s conclusions were reached and their recommendations were made after consideration of all of the above-noted factors, among others, in light of the Silvermex Special Committee’s knowledge of the business, financial condition and prospects of Silvermex and were also based upon the advice of the financial and legal advisors to the Silvermex Special Committee. In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Silvermex Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Silvermex Special Committee may have given different weights to different factors or items of information.

          Following its consideration of the Arrangement and the Arrangement Agreement, the Silvermex Special Committee agreed that it was prepared to make a determination that the Arrangement is fair to the Silvermex Securityholders (other than First Majestic and its affiliates), and is in the best interests of Silvermex, and to make a recommendation to the Silvermex Board accordingly, subject to direction to the Silvermex management team to approach First Majestic to attempt to negotiate a higher exchange ratio for the Silvermex Shares.

          At its first meeting on April 2, 2012, the Silvermex Board received (a) an oral opinion of GMP, which was subsequently confirmed in writing, that the consideration to be received under the Arrangement was fair, from a financial point of view, to the Silvermex Shareholders, and (b) the report of the Silvermex Special Committee determining that the Arrangement is in the best interests of Silvermex and is fair to the Silvermex Securityholders (other than First Majestic and its affiliates) and recommending, among other things, that the Silvermex Board approve the Arrangement on the terms and subject to the conditions set out in the Arrangement Agreement. See “The Arrangement – Recommendation of the Silvermex Special Committee”. After deliberations in respect of the terms of the Arrangement and Arrangement Agreement and the impact of the Arrangement on Silvermex’s Securityholders and other relevant stakeholders, the Silvermex Board directed the Chief Executive Officer to further negotiate certain terms of the Arrangement with First Majestic, in particular to attempt to negotiate a higher exchange ratio for the Silvermex Shares. The Silvermex Board acknowledged that any negotiated increase in the exchange ratio would result in a corresponding increased total Termination Payment amount, but that the increase in the Termination Payment would be proportional to any percentage increase in the offer price.

          Following further negotiations on the terms of the Arrangement between the management teams of Silvermex and First Majestic, including an agreement by the parties on an increase in the proposed exchange ratio, a second meeting of the Silvermex Board was held in the evening of April 2, 2012, at which time the Silvermex Board unanimously determined that the Arrangement was fair to the Silvermex Securityholders, other than First Majestic and its affiliates, and in the best interests of Silvermex and authorized Silvermex to, among other things, enter into the Arrangement Agreement.

          Early on April 3, 2012, following the confirmation of the respective approvals of the Silvermex Board and the First Majestic Board, Silvermex and First Majestic executed the Arrangement Agreement. A joint press release announcing the entering into of the Arrangement Agreement was disseminated prior to the open of markets on April 3, 2012.

GMP Fairness Opinion

          Pursuant to an engagement letter dated February 22, 2012, Silvermex retained GMP to act as its financial advisor in respect of the Arrangement and to, among other things, deliver, at the request of the Silvermex Board, the GMP Fairness Opinion. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. On April 2, 2012, GMP provided a verbal opinion to the Silvermex Board, subsequently confirmed in writing by the GMP Fairness Opinion, that as of that date, based upon and subject to the considerations described therein and other relevant factors, the consideration to be received by the Silvermex Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Silvermex Shareholders. The GMP Fairness Opinion is the opinion of GMP and the form and content thereof has been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

          The full text of the GMP Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by GMP in rendering the GMP Fairness Opinion, is attached as Appendix F to this Information Circular. The GMP Fairness Opinion was provided solely for the use of the Silvermex Board for the purpose of considering the Arrangement and addresses only the fairness of the Share Consideration, from a financial point of view, to the Silvermex Shareholders. The summary of the GMP Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the GMP Fairness Opinion. Silvermex Securityholders are urged to read the GMP Fairness Opinion carefully and in its entirety.

          The GMP Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof, and the condition and prospects, financial and otherwise, of Silvermex and First Majestic as they are reflected in the information, data, advice, opinions and representations (financial or otherwise) obtained by GMP from public sources, including information relating to Silvermex and First Majestic, or provided to GMP by Silvermex and as they were represented to GMP in its discussions with management of Silvermex. In GMP’s analysis and in connection with the preparation of the GMP Fairness Opinion, GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any Party.

          None of GMP, its affiliates or associates, is an “insider”, “associate” or “affiliate” (as such terms are defined in the Securities Act (Ontario) or the rules, regulations or policies promulgated thereunder) of Silvermex or First Majestic or any of their respective associates or affiliates. Within the last two years, GMP has not been engaged to provide any financial advisory services to, nor has it participated in any financings involving, Silvermex or First Majestic or any of their respective associates or affiliates, other than (a) acting as financial advisor to Silvermex in respect of the Arrangement; and (b) acting as financial advisor to Silvermex in connection with its business combination with Genco Resources Ltd. by way of statutory plan of arrangement that closed on November 16, 2010. In addition, GMP has from time to time provided advice to Silvermex on various other transactions that were not completed.

          In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Silvermex and First Majestic and, from time to time, may have executed or may execute transactions on behalf of Silvermex or First Majestic or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Silvermex and First Majestic.

          GMP will be paid fees for its services as financial advisor to the Silvermex Board, including for the delivery of the GMP Fairness Opinion. Payment of such fees is not contingent on the successful outcome of the Arrangement. In addition, GMP is to be reimbursed for its reasonable expenses and is to be indemnified in respect of certain liabilities that might arise out of its engagement.

Salman Partners Fairness Opinion

          Pursuant to an engagement letter dated February 23, 2012, the Silvermex Special Committee retained Salman Partners to provide an opinion as to the fairness of the consideration offered under the Arrangement, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates. Salman Partners is an independent Canadian investment dealer whose business includes corporate finance, mergers and acquisitions, equity sales and trading and investment research. On April 2, 2012, Salman Partners provided an oral opinion to the Silvermex Special Committee, subsequently confirmed in writing by the Salman Partners Fairness Opinion, that as of that date, based upon and subject to the considerations described therein, the consideration offered under the Arrangement is fair, from a financial point of view, to the Silvermex Shareholders, other than First Majestic and its affiliates. The Salman Partners Fairness Opinion is the opinion of Salman Partners and the form and content thereof has been reviewed and approved for release by a committee comprised of directors and officers of Salman Partners, each of whom has extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital markets matters.

     The full text of the Salman Partners Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Salman Partners in rendering the Salman Partners Fairness Opinion, is attached as Appendix G to this Information Circular. The Salman Partners Fairness Opinion was provided solely for the use of the Silvermex Special Committee and addresses only the fairness of the consideration offered under the Arrangement, from a financial point of view, to the Silvermex Shareholders, other than First Majestic and its affiliates. The summary of the Salman Partners Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the Salman Partners Fairness Opinion. Silvermex Securityholders are urged to read the Salman Partners Fairness Opinion carefully and in its entirety.

          The Salman Partners Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof, and the condition and prospects, financial and otherwise, of Silvermex and its subsidiaries and affiliates, as they are reflected in the financial and other information, data, advice, opinions and representations obtained by Salman Partners from public sources or provided to Salman Partners by Silvermex, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof and as they were represented to Salman Partners in discussions with management of Silvermex. In Salman Partners’ analysis and in preparing the Salman Partners Fairness Opinion, Salman Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Salman Partners, or any of First Majestic, Silvermex or any of their respective subsidiaries, associates or affiliates.

          Salman Partners is not an “insider” or “associate” of, or “affiliated” with (as such terms are defined in the Securities Act or the rules promulgated thereunder) First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates. Within the past two years, neither Salman Partners nor its affiliates has provided any financial advisory services to, nor has it participated in any financings involving, First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates.

          Other than pursuant to its engagement letter with Silvermex, there are no understandings, agreements or commitments between Salman Partners and any of First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates with respect to any future business dealings. Salman Partners may, however, in the normal course of its business, provide financial advisory or investment banking services to First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates from time to time. In addition, in the ordinary course of business, Salman Partners may actively trade the securities of First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates for its own account and for the accounts of Salman Partners’ customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has received or may receive compensation. As an investment dealer, Salman Partners conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates.

          Salman Partners was paid a fixed fee for the preparation of the Salman Partners Fairness Opinion, no portion of which was conditional upon the Salman Partners Fairness Opinion being favourable or contingent upon the successful completion of the Arrangement. In addition, Silvermex agreed to reimburse Salman Partners for its reasonable out-of-pocket expenses and to indemnify Salman Partners in certain circumstances.

Recommendation of the Silvermex Special Committee

          The Silvermex Special Committee, having taken into account the fairness opinion of Salman Partners and such other matters as it determined relevant, including the factors set out under the heading “The Arrangement –Recommendation of the Silvermex Board and Reasons for the Recommendation”, has unanimously determined that the Arrangement is in the best interests of Silvermex and is fair to the Silvermex Securityholders (other than First Majestic and its affiliates). Accordingly, the Silvermex Special Committee unanimously recommended that the Silvermex Board approve the Arrangement on the terms and subject to the conditions set out in the Arrangement Agreement and recommended that the Silvermex Board recommend that the Silvermex Securityholders vote in favour of the resolution authorizing the Arrangement.

Recommendation of the Silvermex Board and Reasons for the Recommendation

          After considering, among other things, the unanimous recommendation of the Silvermex Special Committee and the GMP Fairness Opinion, the Silvermex Board believes that the Arrangement is fair to Silvermex Securityholders and in the best interests of Silvermex. Accordingly, the Silvermex Board unanimously approved the Arrangement and recommends that Silvermex Securityholders vote their Silvermex Shares, Silvermex Warrants and Silvermex Options in favour of the Arrangement Resolution.

          In determining that the Arrangement is fair to Silvermex Securityholders, other than First Majestic and its affiliates, and in the best interests of Silvermex, the Silvermex Board and the Silvermex Special Committee considered a number of factors, including the following:

  Delivery of an Attractive Premium to Silvermex Shareholders. First Majestic has offered Silvermex Shareholders a premium to the Silvermex Share price. The consideration to be received by Silvermex Shareholders under the Arrangement represents a premium of approximately 33% based on both companies’ closing share prices on the TSX as at April 2, 2012 (the last trading day before the Arrangement Agreement was executed) and approximately 43% based on both companies’ 30 day volume weighted average trading prices on the TSX as at such date.

  Opportunity to Participate in Leading Silver Producer. Silvermex Shareholders, through their ownership of First Majestic Shares, will have the opportunity to participate in a leading silver producer and increase leverage to the current strong silver price environment.

  Continued Participation in the La Guitarra Mine. Silvermex Shareholders, through their ownership of First Majestic Shares, will continue to participate in the value creation associated with the operation and exploration of the La Guitarra Mine.

  Exposure to First Majestic’s Asset Portfolio. Having interests in six properties in Mexico at various stages of development, including three producing properties, First Majestic’s operations are more diversified than Silvermex’s. Through their ownership of First Majestic Shares, Silvermex’s Shareholders will also benefit from participation in First Majestic’s portfolio of producing, development and exploration assets, all of which offer enhanced growth prospects.

  Ability of First Majestic to Expand the La Guitarra Mine. First Majestic’s management team has significant skill sets and experience, including proven development and construction expertise in Mexico. First Majestic will be able to use these capabilities to continue to operate the La Guitarra Mine while at the same time carrying on ongoing exploration work. In addition, First Majestic’s greater financial flexibility and ability to finance capital expenditures will aid in the potential expansion of the La Guitarra Mine.

  Improved Liquidity. The market for First Majestic Shares is considerably more liquid than the market for Silvermex Shares; the average daily trading volume of Silvermex Shares on the TSX for the 12 months ended April 2, 2012 was 495,386 shares compared to the average daily trading volume of First Majestic Shares for the same period of 910,783 shares.

  Broader Investor Base. Silvermex Shareholders, through their ownership of First Majestic Shares, will have the benefit of an increased analytical following and liquidity with a broader investor base.

  Fairness Opinion. Each of GMP and Salman Partners has provided an opinion that, subject to the assumptions and limitations set out therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Silvermex Shareholders, other than First Majestic and its affiliates.

  Requirement for Silvermex Securityholder and Court Approval. The Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast at the Meeting by Silvermex Securityholders voting together as a single class; and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex and Michael H. Callahan, President and director of Silvermex being excluded from such simple majority vote. The Arrangement must also be approved by the Court, which will consider the fairness of the Arrangement to Silvermex Securityholders.

  Dissent Rights. Silvermex Shareholders who oppose the Arrangement may exercise their Dissent Rights in respect of the Arrangement.

  Terms of the Arrangement Agreement. The Silvermex Board believes that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Payment and the circumstances under which it is payable, are consistent with recent precedent transactions and are not expected to prevent an unsolicited third party from proposing or making a Superior Proposal in respect of Silvermex.

          In the course of its deliberations, the Silvermex Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors – Risk Factors Related to the Arrangement” in this Information Circular) and potentially negative factors in connection with the Arrangement, including, but not limited to the following:

  the Arrangement Agreement may be terminated by First Majestic or Silvermex in certain circumstances, in which case the Termination Payment and other costs may be payable and the market price for the Silvermex Shares may be adversely affected;

  the completion of the Arrangement is subject to several conditions that must be satisfied or waived, including Silvermex Securityholder approval and satisfaction of regulatory conditions. There can be no certainty that these conditions will be satisfied or waived;

  the Exchange Ratio of the share component of the Share Consideration is fixed and, as a result, the First Majestic Shares issued on completion of the Arrangement may have a market value that is different than at the time of approval of the Arrangement by the Silvermex Board;

  the Combined Company may not meet key production or cost estimates;

  the cash flow from operations of the Combined Company may be affected by a change in its production; and

  competition in the mining industry may adversely affect the Combined Company’s ability to acquire additional properties.

          The Silvermex Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Proxy Circular – Forward-Looking Statements”, “Risk Factors – Risk Factors Related to the Arrangement” and “Information Concerning Silvermex – Risk Factors” in this Information Circular.

          The foregoing summary of the information and factors considered by the Silvermex Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Silvermex Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Silvermex Board’s recommendation was made after considering all of the above-noted factors and in light of the Silvermex Board’s knowledge of the business, financial condition and prospects of Silvermex, and was also based on the advice of external technical, legal, financial, accounting and tax advisors engaged by Silvermex. In addition, individual members of the Silvermex Board may have assigned different weights to different factors.

Intentions of Directors and Senior Executive Officers

          All of the directors and officers of Silvermex have entered into Voting Agreements with First Majestic pursuant to which each such director and officer has agreed, among other things, to vote all of the Silvermex Securities owned by him or her, or his or her affiliates, in favour of the Arrangement Resolution. See “The Arrangement – Voting Agreements”.

Procedure for Arrangement to Become Effective

          The Arrangement is proposed to be carried out pursuant to Part 9, Division 5 of the Business Corporations Act. The following procedural steps must be taken in order for the Arrangement to become effective:

  Silvermex Securityholders must approve the Arrangement;

  the Court must grant the Final Order approving the Arrangement; and

  all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party.

Approvals

Silvermex Securityholder Approval

          At the Meeting, Silvermex Securityholders will be asked to vote to approve the Arrangement Resolution. The Arrangement Resolution must be approved, with or without variation, by (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex, and by Michael H. Callahan, President and director of Silvermex, being excluded from such simple majority vote. See “Regulatory Matters – Special Transaction Rules”. The Arrangement Resolution must be passed in order for Silvermex to seek the Final Order and to implement the Arrangement on the Effective Date in accordance with the Final Order.

          Silvermex or First Majestic may terminate the Arrangement Agreement in certain circumstances, with the result that, notwithstanding the approval of the Arrangement Resolution, the Arrangement will not become effective and, in such event, no prior notice to or action on the part of Silvermex Securityholders is necessary. See “The Arrangement Agreement – Termination”.

Court Approval and Completion of the Arrangement

         The Business Corporations Act requires Court approval of the Arrangement. On May 28, 2012, Silvermex obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. Copies of the Interim Order and the Notice of Hearing of Petition for Final Order are attached as Appendix D and E, respectively, to this Information Circular.

          The Court hearing in respect of the Final Order is scheduled to take place on June 28, 2012, or as soon thereafter as counsel for Silvermex may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Silvermex Securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

          At the Court hearing, Silvermex Shareholders, Silvermex Warrantholders and Silvermex Optionholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the Business Corporations Act, Silvermex has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective.

          Under the terms of the Interim Order, each Silvermex Shareholder, Silvermex Warrantholder and Silvermex Optionholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and serve on Silvermex at the address set out below, on or before 4:00 p.m. (Vancouver time) on June 27, 2012, a Response in the form provided by the Supreme Court Civil Rules (the “Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Silvermex at the following address:

McMillan LLP
Barristers and Solicitors
1055 West Georgia Street, Suite 1500
P.O. Box 11117
Vancouver, British Columbia
V6E 4N7
Attention: Karen L. Carteri

          The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in the satisfaction or waiver, as applicable, of all of the conditions set forth in the Arrangement Agreement.

Voting Agreements

          First Majestic has entered into the Voting Agreements with the Locked-Up Shareholders, who, in the aggregate, hold approximately 16.7% of the Silvermex Securities, pursuant to which each Locked-Up Shareholder has agreed to vote its Silvermex Securities in favour of the Arrangement Resolution.

          The following is a summary description of the Voting Agreements and is not comprehensive and is qualified in its entirety by reference to the Voting Agreements, which are available under First Majestic’s profile at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings set out in the Voting Agreements.

          Each of the Voting Agreements provide that the Locked-Up Shareholders who are parties thereto agree, severally and not jointly, that at the Meeting, such Locked-Up Shareholders will, among other things:

(a)

vote all of the Silvermex Securities beneficially owned by such Locked-Up Shareholder or its affiliates, free of any encumbrance in favour of the Arrangement and any actions required in furtherance thereof or otherwise contemplated by the Arrangement Agreement;

(b)

vote all of its Silvermex Securities to oppose any proposed action by the Company or any other party the result of which could impede, interfere with or delay First Majestic from completing the Arrangement; and

(c)

no later than 10 days prior to the Meeting, deliver or cause to be delivered to Computershare, or as otherwise directed by First Majestic, a duly executed proxy directing that its Silvermex Securities be voted at the Meeting in favour of the Arrangement and all related matters, and thereafter not take any action to withdraw, amend or invalidate any such proxy deposited by the Locked-Up Shareholder except in accordance with the terms of the Voting Agreements.

          Each Locked-Up Shareholder has also agreed not to, and will not permit any of its affiliates to:

(a)

deposit any of its Silvermex Securities in a voting trust or subject any of such Silvermex Securities to any arrangement or agreement with respect to the voting of such securities, other than agreements entered into with First Majestic;

(b)	solicit proxies or become a participant in a solicitation in opposition to or competition with First Majestic in connection with the Arrangement;

(c)	assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit First Majestic in connection with the Arrangement;

(d)	act jointly or in concert with others with respect to voting securities of Silvermex for the purpose of opposing or competing with First Majestic in connection with the Arrangement;

(e)	solicit, initiate, encourage or facilitate any Acquisition Proposal;

(f)	participate in any discussions, conversations, negotiations or other communications with any person with respect to an Acquisition Proposal;

(g)

enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or, in the case of Locked-Up Shareholders other than Sprott, pursuant to which the Company may be required to delay, abandon, terminate or fail to consummate the Arrangement;

(h)

furnish any information to any person in connection with a proposed Acquisition Proposal or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any Acquisition Proposal; or

(i)	sell, transfer, gift, assign or otherwise dispose of or exchange or encumber any or all of its Silvermex Securities except with the prior written consent of First Majestic.

          According to their terms, subject to Sprott’s ability to terminate the Sprott Voting Agreement as discussed below, the Voting Agreements will terminate upon the earliest of (i) First Majestic providing written notice of termination to the Locked-Up Shareholders, (ii) the termination of the Arrangement Agreement in accordance with its terms, (iii) the Effective Time of the Arrangement, or (iv) in the case of Locked-Up Shareholders other than Sprott, as agreed by First Majestic and Silvermex in accordance with the terms of the Arrangement Agreement.

Sprott Voting Agreement

          Under the terms of the Sprott Voting Agreement Sprott may elect to terminate the Sprott Voting Agreement in the following circumstances (i) Sprott has provided First Majestic with notice in writing that there is a Superior Proposal, together with documentation detailing the Superior Proposal, at least three business days prior to the date which Sprott proposes to accept or enter into any agreement relating to such Superior Proposal; and (ii) three business days will have elapsed from the date First Majestic received the notice referred to above from Sprott in respect of the Acquisition Proposal and, if First Majestic has proposed to amend the terms of the Arrangement in accordance with its right to match any Acquisition Proposal, Sprott will have determined, acting reasonably, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by First Majestic.

Stock Exchange Approval

          First Majestic has applied to list the First Majestic Shares issuable by First Majestic under the Arrangement on the TSX and NYSE, including any First Majestic Shares issuable upon the due exercise of the Replacement Warrants after the Effective Date. Listing will be subject to fulfilling all the requirements of the TSX and NYSE.

Fractional Shares

          No fractional First Majestic Shares will be issued to any holder of Silvermex Shares. The number of First Majestic Shares to be issued to any former Silvermex Shareholder as consideration under the Arrangement will be rounded down to the nearest whole First Majestic Share, with no consideration being paid for the fractional First Majestic Share.

Fractional Cash Consideration

          Any cash consideration payable to a Silvermex Shareholder under the Arrangement that would include a fraction of a cent will be rounded down to the nearest whole cent.

Arrangements Respecting Silvermex Warrants

          Together with this Information Circular, the Silvermex Warrantholders will be delivered an Election Notice form, which will provide Silvermex Warrantholders the option to receive Replacement Warrants of First Majestic conditional upon completion of the Arrangement. Each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for a Replacement Warrant, and such Silvermex Warrants will thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants will be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged and any certificate previously evidencing the Silvermex Warrant will thereafter evidence and be deemed to evidence such Replacement Warrant. The Replacement Warrants will not be exercisable by or on behalf of a U.S. Person or a person in the United States unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available.

          The outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will, without any further action by or on behalf of such Silvermex Warrantholder, be deemed to be exercised for the Warrant Consideration, if any, and the Silvermex Shares issuable in connection therewith will be deemed to be issued to such Silvermex Warrantholder as fully paid and non-assessable common shares in the authorized share structure of Silvermex provided that no share certificates will be issued with respect to such shares. The holders of such Silvermex Warrants will cease to be the holders thereof, will cease to have any rights as holders in respect of such Silvermex Warrants, such holders’ names will be removed from the register of Silvermex Warrants, and all agreements, grants and other similar instruments relating thereto will be cancelled. The Silvermex Shares issued as Warrant Consideration, to Silvermex Warrantholders who did not deliver an Election Notice at least two business days prior to the Effective Date, will be deemed to be transferred to First Majestic in exchange for Share Consideration in accordance with the Arrangement.

          Silvermex Warrantholders are not required to complete a Letter of Transmittal. Silvermex Warrantholders that did not receive an Election Notice with this Information Circular must contact Marien Segovia, our Corporate Secretary, at 604-682-4004 or marien@silvermexresources.com, as soon as possible.

Arrangements Respecting Silvermex Options

          Notwithstanding any vesting or exercise provisions to which a Silvermex Option might otherwise by subject, each outstanding Silvermex Option will, without any further action by or on behalf of any Silvermex Optionholder, be deemed to be fully vested and exercised in exchange for the Option Consideration, if any, With respect to each Silvermex Option, the holder thereof will cease to be the holder of such Silvermex Option, will cease to have any rights as a holder in respect of such Silvermex Option, such holder will be removed from the register of Silvermex Options, and all option agreements, grants and similar instruments relating thereto will be cancelled.

          Immediately after the deemed exercise of all of the outstanding Silvermex Options, the Silvermex Option Plans will be terminated and be of no further force or effect.

          The Silvermex Shares issued as Option Consideration to Silvermex Optionholders will be deemed to be transferred to First Majestic on the Effective Date in exchange for Share Consideration in accordance with the Arrangement.

          Silvermex Optionholders are not required to complete a Letter of Transmittal.

Letter of Transmittal

          A Letter of Transmittal (printed on yellow paper) is being mailed, together with this Information Circular, to each person who was a registered holder of Silvermex Shares on the Record Date. Each registered Silvermex Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Silvermex Share certificates, in order to receive the consideration to which such Silvermex Shareholder is entitled under the Arrangement. It is recommended that Silvermex Shareholders who support the Arrangement complete, sign and return the Letter of Transmittal with accompanying Silvermex Share certificates to the Depositary as soon as possible.

          At the Effective Time of the Arrangement, each Silvermex Option, and each Silvermex Warrant for which the Silvermex Warrantholder has not delivered an Election Notice, will be deemed to have been exercised on a cashless basis for Silvermex Shares, such that after the Effective Time, Silvermex Optionholders and Silvermex Warrantholders (who have not delivered an Election Notice) will become Silvermex Shareholders. The Silvermex Shares issued pursuant to the deemed exercise of Silvermex Options and Silvermex Warrants under the Arrangement, without any further action by those former holders of Silvermex Options and Silvermex Warrants, will be deposited with the Depositary after the Effective Time, and such holders will receive the Share Consideration in respect of the Silvermex Shares into which their Silvermex Options or Silvermex Warrants were exercised, subject to all applicable withholding in accordance with the Plan of Arrangement. Silvermex Optionholders and Silvermex Warrantholders are not required to complete a Letter of Transmittal.

          Any use of the mail to transmit a certificate for Silvermex Shares and a related Letter of Transmittal is at the risk of the Silvermex Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

          Whether or not Silvermex Shareholders forward the certificates representing their Silvermex Shares, upon completion of the Plan of Arrangement on the Effective Date, Silvermex Shareholders will cease to be Silvermex Shareholders as of the Effective Date and will only be entitled to receive the Share Consideration to which they are entitled under the Plan of Arrangement or, in the case of Silvermex Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Silvermex Shares in accordance with the Dissent Procedures. See “Rights of Dissenting Shareholders”.

          The instructions for making elections, exchanging certificates representing Silvermex Shares and depositing such share certificates with the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates. See “The Arrangement – Depositary and Exchange Procedure”.

          If the Arrangement is not completed or proceeded with, any deposited certificates and all other ancillary documents will be returned to the depositing Silvermex Shareholder.

Depositary and Exchange Procedure

          First Majestic and Silvermex have appointed Computershare Investor Services Inc. as Depositary for the purpose of exchanging the Silvermex Shares for the aggregate Share Consideration to be delivered in accordance with the Plan of Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities laws and expenses in connection therewith.

          First Majestic will deposit the Share Consideration with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement. The cash consideration comprised in the Share Consideration so deposited with the Depositary will be held in a non-interest bearing account. Under no circumstances will interest on the cash portion of the Share Consideration accrue for the benefit of or be paid by First Majestic or the Depositary to, persons depositing Silvermex Shares, regardless of any delay in making payment to such persons.

          Upon delivery to the Depositary of a duly completed and validly executed Letter of Transmittal, together with a share certificate representing Silvermex Shares: (i) the depositing Silvermex Shareholder (other than a Dissenting Shareholder) will be entitled to receive in exchange for each Silvermex Share formerly held by such holder an amount in cash and a certificate representing the First Majestic Shares registered in such holder’s name, representing the Share Consideration that such Silvermex Shareholder has the right to receive therefor in accordance with the Plan of Arrangement; and (ii) any share certificate representing Silvermex Shares so surrendered will be cancelled. Silvermex Optionholders and Silvermex Warrantholders are not required to complete a Letter of Transmittal. After the Effective Time, those former holders of Silvermex Warrants, who have not delivered an Election Notice in accordance with the terms of the Plan of Arrangement, and Silvermex Options will receive, without any further action by such holders, the Share Consideration in respect of the Silvermex Shares into which their Silvermex Warrants and Silvermex Options were exercised, subject to all applicable withholding in accordance with the Plan of Arrangement.

          In the event of a transfer of ownership of Silvermex Shares that was not registered in the transfer records of Silvermex, a certificate representing the number of First Majestic Shares issuable to the registered holder may be registered in the name of and issued to, and a cheque for the cash portion of the Share Consideration payable to the registered holder may be made payable to, the transferee if the certificate representing such Silvermex Shares is presented to the Depositary, accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such transfer.

          Silvermex Shareholders who hold Silvermex Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact the intermediary for instructions and assistance in providing details for registration and delivery of the Share Consideration to which the registered holder is entitled.

          After the Effective Time, (i) in the case of Silvermex Shareholders, promptly after receipt of a properly submitted Letter of Transmittal, the Depositary will cause the Share Consideration to be sent to the Silvermex Shareholder at the mailing address designated by such holder in the Letter of Transmittal, and (ii) in the case of Silvermex Warrantholders, who have not delivered an Election Notice in accordance with terms of the Plan of Arrangement, and Silvermex Optionholders, the Depositary will deliver the Warrant Consideration or Option Consideration, as applicable, payable to such holders, subject to all applicable withholding in accordance with the Plan of Arrangement, to the address provided by Silvermex to the Depositary. Until so surrendered, each outstanding share certificate representing Silvermex Shares will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the Share Consideration for each of such shares pursuant to the Plan of Arrangement.

          To the extent that a Silvermex Shareholder does not comply with the provisions of the Plan of Arrangement on or before the third anniversary of the Effective Date, any share certificate representing Silvermex Shares held by such holder will cease to represent a claim by, or interest of any kind or nature, against or in Silvermex or First Majestic, and the Share Consideration that such holder was otherwise entitled to receive will be automatically cancelled and the cash portion thereof will be returned to First Majestic.

          No holder of Silvermex Shares, Silvermex Options or Silvermex Warrants will be entitled to receive any consideration with respect to such Silvermex Shares, Silvermex Options or Silvermex Warrants other than any consideration to which such holder is entitled to receive in accordance with the Plan of Arrangement, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

          No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Silvermex Shares that were exchanged pursuant to the terms of the Plan of Arrangement unless and until the holder of record of such certificate will surrender such certificate to the Depository with a completed Letter of Transmittal (where applicable). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there will be paid to the holder of record of the certificates formerly representing whole Silvermex Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share.

          If any share certificate representing Silvermex Shares which immediately prior to the Effective Time represented one or more outstanding Silvermex Shares that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate representing Silvermex Shares to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing First Majestic Shares are to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic and its transfer agent in such sum as First Majestic may direct or otherwise indemnify First Majestic in a manner satisfactory to First Majestic against any claim that may be made against First Majestic with respect to the certificate alleged to have been lost, stolen or destroyed.

          First Majestic and Silvermex or the Depositary will be entitled to deduct and withhold from any amount payable to any Silvermex Shareholder under the Plan of Arrangement, such amounts as First Majestic and Silvermex or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

          The Depositary will act as the agent of persons who have deposited Silvermex Shares pursuant to the Arrangement for the purpose of receiving the Share Consideration and transmitting such Share Consideration to such persons and receipt of the Share Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Silvermex Shares.

          Settlement with persons who deposit Silvermex Shares will be effected by the Depositary forwarding cheques representing the cash portion of the Share Consideration and a certificate representing, the First Majestic Shares issuable under the Arrangement by first class insured mail, postage prepaid.

Interests of Certain Persons in the Arrangement

          In considering the recommendation of the Silvermex Board with respect to the Arrangement, Silvermex Securityholders should be aware that certain members of the Silvermex Board and of Silvermex’s management have interests in connection with the transactions contemplated in the Arrangement, including those referred to below, that may create actual or potential conflicts of interest in connection with such transactions. The Silvermex Board is aware of these interests and considered them along with the other matters described under “The Arrangement –Recommendation of the Silvermex Board and Reasons for the Recommendation”.

Change of Control Payments

          As a result of the Arrangement, certain officers of Silvermex will be entitled to receive change of control payments pursuant to the terms of their written employment agreements. See “Regulatory Matters – Special Transaction Rules”.

Directors’ and Officers’ Insurance, Indemnification and Mutual Release

          Pursuant to the Arrangement Agreement, First Majestic has agreed that the directors’ and officers’ liability insurance in favour of the current and former directors and officers of Silvermex will continue in full force and effect for a period of not less than six years following completion of the Arrangement on a “trailing” (or “run-off”) basis. Further, First Majestic has agreed that it will cause Silvermex to honour all rights to indemnification or exculpation now existing in the articles of Silvermex or indemnification agreements entered into by Silvermex, or which are entered into prior to the Effective Date, in favour of present or former officers and directors of Silvermex and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date. First Majestic and Silvermex have also agreed to use all reasonable efforts to enter into a mutual release, on or before the Effective Date, with each director and officer of Silvermex.

RISK FACTORS

Risk Factors Related to the Arrangement

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change being a Material Adverse Change with respect to Silvermex

          Each of Silvermex and First Majestic have the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Silvermex provide any assurance, that the Arrangement Agreement will not be terminated by either Silvermex or First Majestic before the completion of the Arrangement. For example, First Majestic has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, result in a Material Adverse Change with respect to Silvermex. Although a Material Adverse Change excludes certain events that are beyond the control of Silvermex (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Silvermex), there is no assurance that a Material Adverse Change with respect to Silvermex will not occur before the Effective Date, in which case First Majestic could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement with First Majestic will be satisfied

          The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Silvermex, including receipt of the Final Order from the Court approving the Arrangement, the Antitrust Clearance, holders of no more than 5% of the outstanding Silvermex Shares having exercised Dissent Rights, the receipt of all required material consents, waivers, permits, orders and approvals. There can be no certainty, nor can Silvermex provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. These conditions include approval of the Arrangement Resolution by the Silvermex Securityholders. If, for any reason, the conditions to the Arrangement are not satisfied or waived and the Arrangement is not completed, the market price of the Silvermex Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Silvermex Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration payable pursuant to the Arrangement.

Silvermex may become liable to make a Termination Payment to First Majestic

          Certain costs related to the Arrangement, such as legal, accounting, and certain financial advisor fees, must be paid by Silvermex even if the Arrangement is not completed. Silvermex and First Majestic are each responsible for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Silvermex may be required to pay First Majestic a Termination Payment of $6.14 million in certain circumstances.

Risks associated with a fixed Exchange Ratio

          The Silvermex Shareholders (including Silvermex Warrantholders who have not delivered an Election Notice in accordance with the terms of the Plan of Arrangement and Silvermex Optionholders at the Effective Time, but other than a Dissenting Shareholder) will receive a fixed number of First Majestic Shares under the Arrangement rather than First Majestic Shares with a fixed market value. Because the number of First Majestic Shares to be received for each Silvermex Share under the Arrangement will not be adjusted to reflect any change in the market value of First Majestic Shares, the market value of First Majestic Shares received under the Arrangement may vary significantly from the market value of First Majestic Shares at the date the Arrangement Agreement was entered into. If the market price of First Majestic Shares increases or decreases, the value of the Share Consideration will correspondingly increase or decrease. There can be no assurance that the market price of First Majestic Shares on the Effective Date will not be lower than the market price of First Majestic Shares on the date the Arrangement Agreement was executed. In addition, the number of First Majestic Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Silvermex Shares. Many of the factors that affect the market price of the First Majestic Shares and the Silvermex Shares are beyond the control of First Majestic and Silvermex, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Directors and senior executive officers of Silvermex may have interests in the Arrangement that are different from those of the Silvermex Securityholders

          The Silvermex Securityholders should be aware that certain members of the Silvermex Board and Silvermex’s management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of the Silvermex Securityholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

The issuance of a significant number of First Majestic Shares could adversely affect the market price of First Majestic Shares

          If the Arrangement is completed, a significant number of additional First Majestic Shares will be issued and will become available for trading in the public market. The increase in the number of First Majestic Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, First Majestic Shares.

The Termination Payment provided for under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Silvermex. If Silvermex is required to pay the Termination Payment and an alternative transaction is not completed, Silvermex’s financial condition will be materially adversely affected

          Under the Arrangement Agreement, Silvermex is required to pay a Termination Payment in the event that the Arrangement is terminated in certain circumstances, some of which are related to a possible alternative transaction to the Arrangement. The Termination Payment may discourage other parties from attempting to propose a significant business transaction, even if a different transaction could provide better value to the Silvermex Shareholders than the Arrangement. Moreover, if Silvermex is required to pay the Termination Payment under the Arrangement Agreement and Silvermex does not enter into or complete an alternative transaction, Silvermex’s financial condition will be materially adversely affected.

Risk Factors Related to the Combined Company

The Combined Company may not meet key production or cost estimates

          The level of production and capital and operating costs estimates relating to development projects and operating mines, which are used in establishing Mineral Reserve and Mineral Resource estimates, are based on certain assumptions and are inherently subject to significant uncertainty. Actual results for the Combined Company’s projects and operations could differ from current estimates and assumptions, and these differences may be material. In addition, development or operating activities may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the results of operations, profitability and financial results of the Combined Company could be materially adversely affected.

Following consummation of the Arrangement, the Combined Company may not realize the benefits of its growth projects

          As part of its strategy, the Combined Company, following consummation of the Arrangement, will continue existing efforts and may initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties related to capital and other costs and financing risk. The failure to develop one or more of these initiatives successfully could have an adverse effect on the financial position and results of operations of the Combined Company following consummation of the Arrangement.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects

          The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. The Combined Company could be required or could choose to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a material impact with respect to the Combined Company’s results of operations, cash flow from operations and financial condition.

Competition in the mining industry may adversely affect the Combined Company’s ability to acquire additional properties

          The international mining industry is highly competitive. Competition for new mining properties may prevent the Combined Company from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Combined Company will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

The exchange of Silvermex Shares for First Majestic Shares pursuant to the Arrangement may be a fully taxable disposition pursuant to the passive foreign investment company rules.

          U.S. Holders of Silvermex Shares should be aware that, even if the Arrangement otherwise qualifies as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange of Silvermex Shares for First Majestic Shares may be a fully taxable disposition pursuant to the passive foreign investment company rules (unless certain elections have been made). See “Certain United States Federal Income Tax Considerations”.

Risk and Uncertainties – Silvermex

          Whether or not the Arrangement is completed, Silvermex will continue to face many risks and uncertainties that it currently faces with respect to its business and affairs. Certain of these risk and uncertainties are described under “Information Concerning Silvermex – Risks Factors”.

Risk Factors Related to First Majestic

          An investment in First Majestic’s Shares involves a high degree of risk due to the nature of First Majestic’s business and the volatility of mineral prices in the world market. Certain of these risks and uncertainties are described under “Information Concerning First Majestic – Risk Factors”.

INFORMATION CONCERNING SILVERMEX

Overview

          Silvermex is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra Mine, a producing silver and gold property located in the Temascaltepec mining district of central Mexico.

          Silvermex was incorporated under the laws of the Province of British Columbia on February 29, 1980 as “Senlac Oil & Gas Ltd.”. Silvermex changed its name to “Rule Resources Ltd.” on June 13, 1980, to “Globe Resources Inc.” on March 9, 1990, to “Genco Resources Ltd.” on March 30, 1998, and, in conjunction with the Acquisition of all of the issued and outstanding shares of Silver One by way of a plan of arrangement under the Business Corporations Act, to “Silvermex Resources Inc.” on November 16, 2010.

          Silvermex is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. Silvermex is existing under the Business Corporations Act and its head office is located at Suite 1210 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Silvermex Shares are listed for trading on the TSX under the symbol “SLX”.

          For a discussion of events and conditions that have influenced the general development of Silvermex’s business, see the annual information form of Silvermex dated March 21, 2012 for the year ended December 31, 2011, management discussion and analysis for Silvermex for the years ended December 31, 2011 and the management discussion and analysis of Silvermex for the three month period ended March 31, 2012.

Mineral Properties

          The principal business of Silvermex is the acquisition, exploration and development of mineral resource properties in North America. Silvermex is focused on developing its core asset, La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine, which is Silvermex’s only material mineral property for the purposes of NI 43-101, consists of two underground operating centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. The operations were re-opened in 2010 with limited production. For a description of La Guitarra Mine, see “Information Concerning Silvermex – La Guitarra Mine”.

          In addition to La Guitarra Mine, Silvermex also has interests in the San Marcial Project, El Rosario Project, Peñasco Quemado Project and La Frazada Project located in Mexico, which are described in more detail below.

San Marcial Project, Sinaloa, Mexico

          Pursuant to an option agreement (the “San Marcial Option Agreement”) dated March 23, 2009, as amended August 4, 2010 and October 1, 2010, Silver Standard Resources Inc. (“Silver Standard”) granted to Silver One an option to acquire a 100% undivided interest in and to the San Marcial Project (the “San Marcial Option”), subject only to the San Marcial Underlying Royalties (defined below), in exchange for (a) incurring aggregate exploration expenditures of US$1,000,000 by February 1, 2011 and (b) paying a purchase price (the “San Marcial Purchase Price”) of US$15,000,000 on or before February 1, 2012, to be satisfied by: (i) issuance of an aggregate 3,000,000 common shares of Silver One (“Silver One Shares”) over a period of three years; (ii) payment of US$6,000,000 in cash or in Silver One Shares, at the election of Silver Standard; and (iii) grant of a 1% net smelter return royalty payable to Silver Standard, to be capped at the value equal to the unpaid balance of the San Marcial Purchase Price. In addition, if commercial production commences on the San Marcial Project during the option period, Silver One is obligated to pay US$100,000 per month to Silver Standard to service the royalty payable to International American Resources Inc. (as described below), which payments will be credited against the San Marcial Purchase Price.

          The San Marcial Project is subject to two underlying royalties (the “San Marcial Underlying Royalties”): (a) a 3% net smelter return royalty payable to Met-Sin Industriales, S.A. de C.V., with a buy-back right exercisable by payment of US$600,000 for each percent, and (b) a monthly payment of US$100,000 to International American Resources Inc. upon commencement of commercial production on the San Marcial Project.

          Pursuant to the October 1, 2010 amendment to the San Marcial Option Agreement, Silvermex assumed all of the share issuance obligations of Silver One following the completion of the acquisition of Silver One by Silvermex on November 16, 2012. As of date of this Information Circular, Silvermex has not yet issued the 1,000,000 Silvermex Shares that were due to be issued on or before February 1, 2011 and has not made the US$6,000,000 payment, payable in cash or Silvermex Shares, that was due on or before February 1, 2012, as required to maintain the San Marcial Option in good standing and exercise the option, respectively, in accordance with the terms of the San Marcial Option Agreement. Unless rectified, Silvermex’s option to acquire the San Marcial Project under the San Marcial Option Agreement has been deemed terminated and expired in accordance with the terms of the San Marcial Option Agreement. As of the date of this Information Circular, Silvermex has not obtained waivers or an extension in respect of such termination or expiration of the option.

          Silvermex wrote off the costs associated with the San Marcial Project in 2011 when management determined that the property’s metallurgy, when viewed in the context of the San Marcial Option Agreement and Silvermex’s adjacent properties, did not warrant further exploration or development. If Silvermex is successful in renegotiating the terms of the San Marcial Option Agreement then the project’s economics may be revisited by Silvermex.

El Rosario Project, Sinaloa, Mexico

          Pursuant to an agreement (the “Aurcana Agreement”) between Silver One and Aurcana Corporation (“Aurcana”) dated October 9, 2009, as amended November 9, 2009, Silver One acquired from Aurcana all of the issued and outstanding shares of Aurcana de Mexico S.A. de C.V., which subsequently changed its name to “Minera La Rastra, S.A. de C.V.” (“La Rastra”). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions, covering approximately 8,515 hectares, (collectively, the “El Rosario Project”) situated in Sinaloa, Mexico. The Aurcana Agreement was further amended on April 18, 2012 (the “Second Amendment”).

          Pursuant to the Aurcana Agreement, Silver One paid $224,996 and issued 1,250,000 Silver One Shares to Aurcana and also agreed to make the following additional payments and share issuances: (a) issue 1,000,000 Silver One Shares upon the earlier of commencement of commercial production and October 9, 2011, (b) payment of US$500,000 upon the earlier of six months from the commencement of commercial production and July 9, 2012 (extended from January 9, 2012 per the Second Amendment), and (c) payment of US$500,000 upon the earlier of 12 months from the commencement of commercial production and January 9, 2013 (extended from October 9, 2012 per the Second Amendment). Should commercial production commence on or before November 30, 2012, Silver One is obligated to make three additional payments of US$500,000 in cash or, at Aurcana’s option, issuance of 500,000 Silver One Shares on or before the 18th, 24th and 30th month anniversaries of the commencement of commercial production.

          When Aurcana purchased the El Rosario Project from Industrial Minera Mexico, S.A. de C.V. (“IMMSA”), the acquisition agreement stipulated that Aurcana was to use its “best commercial efforts” to initiate commercial production within 18 months from the date of signing the agreement (i.e. by August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, an advance royalty of 1.75% to 3.5%, depending on the price of zinc, is to be paid, based on 25% of estimated annual production and sales.

          In 2012, Silvermex plans to construct two, 100 meter crosscuts and drill 1,800 meters to test the down dip extension of the Plomosas and Plomositas ore chutes that were previously mined by IMMSA.

Peñasco Quemado Project, Tubutama, Sonora, Mexico

          In April 2009, pursuant to an agreement dated May 26, 2005, as amended on November 14, 2005 between Terra Plata and Santos Jaime Castillo Romo, Silver One completed the purchase of a 100% interest in three exploitation concessions known as the Peñasco Quemado, Ballesteros and Lista Negra concessions situated in the north-central region of the State of Sonora, which, collectively, are known as the “Peñasco Quemado Project”. Silver One paid a total of US$600,000 and issued 500,000 Silver One Shares over a four year period to acquire the Peñasco Quemado Project.

          On April 28, 2005, Silver One entered into a funding agreement (“Funding Agreement”) with Silver Standard, pursuant to which Silver One granted Silver Standard an option to acquire a 51% interest in and to the Peñasco Quemado Project (the “51% Option”), upon which Silver One and Standard will form a joint venture in respect of the project. Silver Standard may exercise the 51% option by preparing resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the Measured, Indicated and Inferred Mineral Resource categories and expending the greater of double the expenditures incurred by Silver One to that date and US$1,000,000. Under the Funding Agreement, Silver One granted Silver Standard an additional option to increase silver Standard’s interest to 70% (the “70% Option”). Silver Standard may exercise the 70% Option by paying all costs required to complete a feasibility study in respect of the project.

          During its fiscal year ended April 30, 2006, Silver One staked another three exploration concessions (9,180 hectares) and received property titles issued by the Mexican General Mining Bureau. These concessions are located in Tubutama and Atil in Sonora, Mexico and have been included in the Peñasco Quemado Project. These concessions are not part of the Funding Agreement with Silver Standard.

          In 2012, Silvermex plans to conduct metallurgical tests to determine the recoverability of the silver in the Peñasco Quemado Project. Assuming positive results, Silvermex plans to move forward with a scoping study to evaluate the economic viability of advancing the project toward production.

La Frazada Project, Nayarit, Mexico

          In 2008, Silver One staked a 360 hectare concession along the South West margin of the Sierra Madre Occidental, in the district of Real del Zopilote, in the state of Nayarit. The concession encompasses the past producing La Frazada Silver Mine. The project is located approximately 300 km northwest of Guadalajara and less than 100 km south of Silvermex’s San Marcial Project. Silvermex has no immediate plans to conduct exploration work on La Frazada Project, but is considering its exploration options for La Frazada Project.

La Guitarra Mine

Technical Reports & Qualified Person

          Unless otherwise stated, information of a technical or scientific nature related to La Guitarra Mine contained in this Information Circular is summarized or extracted from the La Guitarra Mine Technical Report prepared by Glenn Clark, P.Eng. and John C. Thornton, SAIMM dated January 29, 2010 (the “La Guitarra Mine Technical Report”), a copy of which is available under Silvermex’s profile on SEDAR at www.sedar.com, and the Feasibility Study dated December 16, 2009 prepared by Daniel Kappes, P. Eng., of Kappes, Cassidy and Associates (“KCA”) (the “La Guitarra Feasibility Study”). Each of Mr. Clark, Mr. Thornton and Mr. Kappes are “Qualified Persons” for the purpose of NI 43-101 and are independent of the Company.

          Mr. Clark has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. The technical and scientific information in this Information Circular relating to the La Guitarra Mine which is not contained in the La Guitarra Mine Technical Report and the La Guitarra Feasibility Study has been approved by Mr. Robert Fraser, M.Sc. P. Geo, who is a “qualified person” as defined in NI 43-101 and the former VP, Exploration of the Company.

Feasibility Study

          The La Guitarra Feasibility Study examines the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operation. Projected pre-production capital costs for the construction of a new mill and mine development are US$148.7 million, which includes taxes, contingencies and working capital totalling US$40.4 million. Silvermex has determined that it will not proceed at this time with the construction, development and expansion outlined in the La Guitarra Feasibility Study. For further information on the results of the La Guitarra Feasbility Study, see “La Guitarra Mine – Feasbility Study” in Silvermex’s Annual Information Form dated March 21, 2012 for the year ended December 31, 2011 (the “Silvermex AIF”), available under Silvermex’s profile at www.sedar.com..

Ownership

          La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra SA”) either owns or leases 43 exploitation concessions totalling 39,714 hectares, which are primarily located in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

          All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

          Silvermex acquired all of the outstanding shares of La Guitarra SA for a total purchase price of US$5,000,000 pursuant to a purchase agreement dated April 10, 2003 (the “La Guitarra Purchase Agreement”). In connection with the purchase, Silvermex issued a promissory note (the “La Guitarra Promissory Note”) dated August 22, 2003 in the amount of US$4,000,000 in favour of Luismin, S.A. de C.V. (“Luismin”).

          Under the La Guitarra Promissory Note, the eighth and final instalment payment of US$500,000 was due in 2011, which final instalment has not been paid. The due date in respect of final instalment has been extended to May 31, 2012, pursuant to a confirmation letter (the “La Guitarra Letter”) from Silvermex and accepted and agreed to by Goldcorp S.A., de C.V. (formerly named Luismin) and Goldcorp Inc. on April 2, 2012. Further, under the La Guitarra Letter, Silvermex will not be considered in default of its obligations under the La Guitarra Promissory Note and the La Guitarra Purchase Agreement so long as the parties continue to negotiate terms of settlement of issues arising under the La Guitarra Purchase Agreement.

Surface Rights

          Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

          La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

          In order to expand operations, Silvermex may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Royalties

          There are currently three royalties in effect over the concessions at La Guitarra Mine:

          Las Torres Royalty. This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold. If gold is US$300 or less, then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3%, and if the price of gold is US$350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by Silvermex in February of 2008 and all amounts considered payable by La Guitarra under this royalty in calculating other royalties are in effect payable to Silvermex. See “Luismin Royalty” below.

          Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

          Luismin Royalty. La Guitarra must pay to Luismin a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Silvermex from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold. All of mine production will be converted to equivalent ounces of gold. The amount of Las Torres Royalty and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by Silvermex to Luismin.

          No royalties are payable on production from concessions outside the 7,257 hectare block that Silvermex purchased from Luismin as part of the purchase of La Guitarra.

Permits

          The Company believes it has all necessary permits for current mining operations. Silvermex is currently in the process of updating and expanding permits for the La Guitarra operations in order to expand operations at La Guitarra Mine with additional tailings capacity. Activities at Nazareno and Coloso are being conducted under an exploration permit. The permitting process has begun to initiate exploration work at Mina de Agua in 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

          International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

          The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

          La Guitarra Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

          The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

          The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

          Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

          In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

          Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec Mining District.

          Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec Mining District was the third largest silver producer in Mexico.

          In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the Guitarra vein with an initial production rate of 30 tonnes per day.

          In 1993, Luismin acquired the property and began consolidating the District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

          In August of 2003, Silvermex purchased La Guitarra Mine from Luismin and gained control over all mineral concessions within the Temascaltepec Mining District.

Geological Setting

          La Guitarra Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Structural Geology

          The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

          There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

          The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Mineralized Veins

          The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

          The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

          The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

          The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra Veins

          La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

          At La Guitarra, the 1 metre - 4 metre wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

          The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

          The mineralization appears to have occurred over 3 stages:

  the 1st stage contains most of the base metal mineralization;

  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and

  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

          Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

          Between July 2006 and August 2008, Silvermex conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Silvermex’s own personnel. In August 2011, Silvermex resumed exploration activities in the district drilling 7,623 meters of core drilling in the Coloso area.

Sampling and Analysis

          La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The surface exploration samples from the drilling program are sent to ALS Chemex’s laboratory in Guadalajara, Jalisco for sample preparation then to Vancouver, British Columbia for analysis. The underground samples are sent to Inspectorate Labs’ sample preparation facility in Hermosillo, Sonora then to Sparks, Nevada for analysis. Early in 2011, underground samples were sent to ACT Labs. The sample preparation was done in Zacatecas, Zacatecas and the analysis at ACT Labs in Vancouver, British Columbia.

          The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra’s laboratory is not certified. The ACT Labs, ALS Chemex Laboratory and the Inspectorate Laboratory are all certified.

Sampling

          Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for Reserve and Resource determination. Diamond drill holes are used to locate the extensions of the veins or to find new veins, and used to provide sample data between the mine levels for Resource and Reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site, then oriented and marked for sampling by the geologist. For all drill cores, intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration, and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and holes are surveyed down the hole.

          The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

          Silvermex has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying

          La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Silvermex introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

          At La Guitarra Laboratory, the samples are:

  crushed to 1/8 inch with a jaw and cone crusher;

  riffle split to approximately a 200 gram sample;

  dried;

  pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and

  the pulveriser and crusher are cleaned by compressed air after each sample.

          Normal fire assay procedures are employed using a 20g sample regardless of the source of the sample. La Guitarra previously used 10g assay samples, but this was increased in late 2006 as the 10g was a very small sample for rock analysis.

          For the assay process, the doré bead is weighed on a micro balance; the silver is removed from the doré bead with nitric acid; and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

          Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

          Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent on to Vancouver, BC for fire assay.

          Beginning in January 2011 a new and improved quality control and quality assurance program was implemented for all drill core samples. The new practice is to send one half of the sawn drill core directly to the ALS Chemex facility for surface exploration and to Inspectorate labs for underground drill core. The ALS Chemex sample preparation and analysis are in Guadalajara, Jalisco, Mexico, then pulps are sent to the ALS Laboratory in Vancouver, British Columbia for analysis. The Inspectorate sample preparation facility is in Hermosillo, Sonora.

The prepared pulps are sent to Inspectorate’s lab in Sparks, Nevada for analysis. As noted earlier, some underground samples were sent to ACT Labs facility in Zacatecas, Zacatecas for sample preparation then to Vancouver, British Columbia for analysis.

          All sample rejects and pulps are returned to the mine for storage and for use in the Check Assay procedure.

Check Assaying

          In 2011 a standard operating procedure was established for quality control and quality assurance in the La Guitarra Lab and with external labs. Selected rejects and pulps returned from Inspectorate are sent to ALS Chemex and vice versa for confirmation of results. Significant assays obtained in the La Guitarra Lab are also sent to external labs for check assays. The same check assay program is conducted when ACT Labs is utilized. The check assaying program is in its early stages and results to date indicate there are no concerns over quality of the assay results.

          In addition to the Check Assay procedure, a control procedure is used using blanks, duplicates and certified standards. Blanks are inserted into the assay sequence before samples of a principle structure in drill core logging or other sampling. This practice serves to reduce contamination of samples of significant structures from prior samples. Certified standards are included in the sample sequence at least one standard per drill hole sampled. Duplicates are used to confirm significant assays. Duplicates are taken by sawing the remaining half drill core. The standard sequence is one standard per every 20 samples, one blank for every 20 samples and 1 duplicate for every 20 samples.

          In 2007, there were 867 check analyses of samples (as described above) from the recent drilling, which were analyzed by ALS Chemex and La Guitarra Mine laboratory. In 2006, 1,653 samples were assayed by both of these laboratories; the sampling data is available in GRCA reports dated September 22, 2006 and May 15, 2007. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t gold (“Au”) or more than 100 g/t silver (“Ag”) are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

Resources and Reserves

Cautionary Note to U.S. Investors Concerning Mineral Reserve and Resource Estimates

The following mineral reserve estimates have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This section uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the resources referred to herein have been demonstrated to be ore nor is considered to be a reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

          Silvermex has estimated resources and reserves for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

          The Qualified Persons under NI 43-101 for this reserve and resource estimate include Glenn R. Clark, P.Eng of Glenn R. Clark & Associates and John C. Thornton, SAIMM of Thor Resources LLC. They are both independent of Silvermex and have prepared, or supervised the preparation, of the information contained herein and verified the data disclosed.

          The following tabulates the reserve and resources by area and category, as of December 16, 2009:

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,973	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I(1)	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,694	74	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

Note:

(1)	Open Cut Measured & Indicated Resources include Proven & Probable Reserves

          Underground Reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven Reserves were projected 0-15 metres from data points and Probable Reserves were projected 15-40 metres for all areas, except Santa Ana. Proven Reserves at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t and gold assays to 15 g/t.

          The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

          Silver to gold ratio of approximately 56:1 representing a gold price of US$780/oz gold and a silver price of US$13.80/oz was used in the eAg calculation.

          As the La Guitarra Feasibility Study neared completion, the average gold and silver prices used in the La Guitarra Feasibility Study and the La Guitarra Mine Technical Report were sufficiently close to US$800 per ounce gold and US$14 per ounce silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is US$38.40 per tonne of ore processed.

          The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. The primary source of drill data was retrieved from a total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed between August 2006 and June 2008.

          The increase in mining reserves compared to the prior reserve estimate and corresponding recoverable ounces are primarily the result of successful surface drill programs that nearly doubled the projects Underground Reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra Open Pit Reserve of 26,933,051 ounces that were previously classified as resources in the La Guitarra Mine technical report dated June 25, 2008. This upgrade of the Open Pit deposit to reserves is based on KCA’s projected processing costs of US$20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 tonnes per day, and Silvermex’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the La Guitarra Feasibility Study.

          La Guitarra Mine including the San Rafael zone account for a large portion of the Underground Reserves and Resources. Included in the summary are Underground Reserves and Resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

          The following tabulates the Underground Reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

          All surface Reserves and Resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

          The following tabulates the Open Pit Reserves by mining area:

La Guitarra & Temascaltepec Silver Gold Mining District SurfaceReserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Open Pit Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

          It is estimated that at the conclusion of mining the identified Mineral Reserve contained in the three open pits there will be 2,156,000 tonnes of Measured & Indicated Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and La Guitarra Feasibility Study.

          The following tabulates the reduction of underground reserves estimated as of December 16, 2009 based on production at La Guitarra Mine from underground operations in 2010 and 2011:

Total Underground Proven and Probable Reserves	As at December 16, 2009	2010 Production	2011 Production	As at December 31, 2011
Tonnes (‘000)	2,185	40	81	2,064
oz Ag	14,662,000	149,850	437,953	14,074,197
oz Au	102,700	1,192	4,293	97,215

For more information on Silvermex’s Mineral Reserves and resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found under the Company’s profile on SEDAR at www.sedar.com.

Mining and Milling

          Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

          La Guitarra Mill is rated at 320 tonnes per day, although it has not always operated at capacity in recent years. In 2011, the production was approximately 327 tonnes per operating day. The annual production was 81,153 tonnes. The mill operated 248 days during 2011. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. The crushed ore is ground in the three ball mills in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to the San Martin mill. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production through San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. A spot sale of 250 tonnes of concentrate was made in December to Trafigura. Trafigura charges a treatment charge and pays for a percentage of the contained gold and silver. Life of mine average silver recoveries since 1991 have been approximately 84% and life of mine average gold recoveries have been 83% at the La Guitarra Mill.

          The table below summarizes metal production at La Guitarra Mine for the following periods:

	Three Months Ended December 31,		Three Months Ended September 30,		Three Months Ended June 30,		Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010	2011	2010 (1)	2011	2010
Tonnes ore milled	23,810	16,923	24,820	16,568	16,164	6,542	16,359	--	81,153	39,896
Tonnes ore milled per day (2)	331	325	310	180	178	123	182	--	327	157

Silver grade (g/t)	197	143	181	132	174	102	191	--	196	131
Gold grade (g/t)	1.7	1.1	1.4	1.2	2.4	0.9	2.5	--	1.8	1.13
Silver recovery (%)	89.0%	88.8%	89.0%	90.2%	90.0%	82.8%	92.7%	--	89.9	88.9
Gold recovery (%)	78.4%	81.7%	84.5%	84.8%	88.5%	75.7%	88.8%	--	85.5	82.3
Silver produced (ounces)	134,106	69,053	129,384	63,768	81,400	18,197	93,063	--	437,953	149,850
Gold produced (ounces)	1,010	502	991	557	1,111	137	1,182	--	4,293	1,192
Silver Recovery at Refinery (%)	79.2	91.7	82.3	89.4	83.8	85.7	83.6	--	81.6	89.5
Gold Recovery at Refinery (%)	92.1	92.1	92.5	93.3	93.8	90.3	92.7	--	92.7	91.6
Silver sales (ounces)	126,589	95,755	98,703	9,540	47,769	7,395	86,128	--	359,188	112,690
Gold sales (ounces)	1,049	774	1,123	49	785	112	1,002	--	3,959	934

Average realized silver price ($US/oz)	31.02	27.99	37.67	17.96	39.03	18.44	32.98	--	34.88	26.52
Average realized gold price ($US/oz)	1,676.38	1,380.72	1,756.00	1,192.97	1,502.64	1,216.60	1,399.27	--	1,594.78	1,351.54

Silver inventory (ounces)	14,112	19,543	43,068	62,661	35,121	9,566	9,467	--	14,112	19,543
Gold inventory (ounces)	126	131	280	517	533	13	234	--	126	131

Exploration and Development

          Silvermex incurred significant capital expenditures in fiscal 2009, 2010 and 2011 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the completed La Guitarra Feasibility Study, which recommended a ten-fold expansion of production at La Guitarra Mine. Silvermex, however, has decided not to proceed with the recommendations of the La Guitarra Feasibility Study at this time.

          Silvermex has developed a mine plan and operating model for La Guitarra Mine that will allow it to operate profitably with minimal capital investment for the foreseeable future using the existing mill. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra Mine to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

          Silvermex plans to drill approximately 20,000 meters of underground core drilling in 2012. This drilling will comprise of approximately 2,700 meters of delineation drilling, 6,600 meters of development drilling and 10,700 meters of exploration drilling. The focus of this drill program is to define and expand resources and identify new resources that could extend the life of the La Guitarra mine.

Ownership of Silvermex Securities

          The following table states the number and percentage of outstanding Silvermex Shares and Silvermex Options beneficially owned or over which control or direction is exercised by each director and officer of Silvermex. No director or officer of Silvermex owns or has control or direction over any Silvermex Warrants.

Officer/Director	Silvermex Shares(1)	Percentage of Silvermex Shares Outstanding	Silvermex Options(1)	Percentage of Silvermex Options Outstanding

Duane Nelson Chief Executive Officer and Director	1,864,734	0.71%	1,975,000 (2)	16.02%

Michael Callahan President and Director	225,000	0.09%	2,825,000 (3)	22.91%

Lisa Dea Chief Financial Officer	Nil	Nil	550,000 (4)	4.46%

Marien Segovia Corporate Secretary	Nil	Nil	300,000 (5)	2.43%

Arthur Brown Chairman and Director	100,000	0.04%	1,450,000 (7)	11.76%

Joe Ovsenek Director	50,000	0.02%	850,000 (8)	6.89%

Ken McNaughton Director	100,000	0.04%	850,000 (9)	6.89%

____________________________
Notes:

(1)	The information as to Silvermex Securities beneficially owned or controlled has been furnished by the officers and directors.

(2)

600,000 Silvermex Options are exercisable at $0.26 per Silvermex Share until February 9, 2014. 325,000 Silvermex Options are exercisable at $0.32 per Silvermex Share until June 21, 2015. 300,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 750,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

(3)

325,000 Silvermex Options are exercisable at $0.32 per Silvermex Share until June 21, 2015. 1,250,000 Silvermex Options are exercisable at $0.41 per Silvermex Share until May 12, 2015. 600,000 Silvermex Options are exercisable at $0.34 per Silvermex Share until December 14, 2014. 300,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 350,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2015.

(4)

250,000 Silvermex Options are exercisable at $0.69 per Silvermex Share until May 10, 2016. 36,231 Silvermex Options are exercisable at $0.69 per Silvermex Share until May 10, 2016. 263,769 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

(5)	100,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 200,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 2, 2017.

(6)	500,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 300,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

(7)

100,000 Silvermex Options are exercisable at $0.32 per Silvermex Share until June 21, 2015. 250,000 Silvermex Options are exercisable at $0.34 per Silvermex Share until December 14, 2014. 500,000 Silvermex Options are exercisable at $0.41 per Silvermex Share until May 12, 2015. 350,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 250,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

(8)

100,000 Silvermex Options are exercisable at $0.32 per Silvermex Share until June 21, 2015. 250,000 Silvermex Options are exercisable at $0.34 per Silvermex Share until December 14, 2014. 150,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 350,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

(9)

100,000 Silvermex Options are exercisable at $0.32 per Silvermex Share until June 21, 2015. 250,000 Silvermex Options are exercisable at $0.34 per Silvermex Share until December 14, 2014. 150,000 Silvermex Options are exercisable at $0.74 per Silvermex Share until January 25, 2016. 350,000 Silvermex Options are exercisable at $0.49 per Silvermex Share until February 6, 2017.

Securities of Silvermex and Principal Holders Thereof

          The authorized share capital of Silvermex consists of an unlimited number of Silvermex Shares without par value. As of May 22, 2012, there were 261,296,078 Silvermex Shares issued and outstanding. Each Silvermex Share entitles the holder thereof to one vote at all meetings of Silvermex Shareholders. As of May 22, 2012 there were outstanding Silvermex Options to purchase up to 12,329,750 Silvermex Shares at prices ranging from $0.26 to $3.64 and Silvermex Warrants to purchase up to 13,776,325 Silvermex Shares at prices ranging from $0.71 to $0.90, each such Silvermex Option or Silvermex Warrant, as applicable, being exercisable for one Silvermex Share.

          The Silvermex Board has fixed the close of business on May 22, 2012 as the record date for the purpose of determining the Silvermex Securityholders entitled to receive notice of the Meeting.

          To the knowledge of the directors and executive officers of Silvermex, no person or company beneficially owns, or controls or directs, directly or indirectly, Silvermex Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Silvermex Shares.

Consolidated Capitalization

          The following table sets forth Silvermex’s consolidated capitalization as at the dates indicated. This table should be read in conjunction with:

  Silvermex’s annual financial statements for the years ended December 31, 2011 and 2010, together with the notes thereto and the independent auditors’ report thereon and the related management’s discussions and analysis thereof; and

  Silvermex’s unaudited interim financial statements for the three month periods ended March 31, 2012 and March 31, 2011 and the management’s discussion and analysis thereof,

which are incorporated by reference into this Information Circular.

Description	As at March 31, 2012	As at December 31, 2011
Shareholders’ equity Share Capital	$138,434,146	$136,580,927
Debt	1,480,022	1,499,469
Total	$139,914,168	$138,080,396

Prior Sales

          For the 12-month period before the date of this Information Circular, Silvermex issued the following Silvermex Shares and securities convertible into Silvermex Shares:

Issuance or Exercise Price
Date of Issuance	Number of Securities Issued	Per Security

May 2011	330,000 Silvermex Shares(1) and 55,556 Silvermex Shares(2)	$0.315151 to $0.65

May 2011	200,000 Silvermex Options	Exercise price of $0.69 to $0.74

June 2011	37,500 Silvermex Shares(1)	$0.32

June 2011	286,231 Silvermex Options	Exercise price of $0.69

July 2011	1,021,250 Silvermex Shares(1) and 785,713 Silvermex Shares(2)	$0.272727 to $0.6272727

August 2011	412,500 Silvermex Shares(1) and 1,100,000 Silvermex Shares(2)	$0.26 to $0.409091

September 2011	374,000 Silvermex Shares(2)	$0.409091

October 2011	200,000 Silvermex Shares(1)	$0.30

November 2011	41,250 Silvermex Shares(1) and 1,000,000 Silvermex Shares(3)	$0.272727 to $0.363636

January 2012	990,000 Silvermex Shares(1)	$0.272727 to $0.40

February 2012	2,669,230 Silvermex Shares(2)	$0.409091

February 2012	3,633,269 Silvermex Options	Exercise price of $0.49

March 2012	49,500 Silvermex Shares(1) and 25,714 Silvermex Shares(2)	$0.27 to $0.41

April 2012	750,000 Silvermex Shares(1) and 13,643,049 Silvermex Shares(2)	$0.32 to $0.41

May 2012	3,835,223 Silvermex Shares(2)	$0.318181

Notes:

(1)	Silvermex Shares issued pursuant to the exercise of Silvermex Options.

(2)	Silvermex Shares issued pursuant to the exercise of Silvermex Warrants.

(3)

Silvermex Shares issued to Aurcana Corporation in escrow, pursuant to the terms of an agreement between Silver One and Aurcana Corporation dated October 9, 2009, as amended November 9, 2009. See “Information Concerning Silvermex – Mineral Properties – El Rosario Project, Sinaloa, Mexico”.

Market Prices of Silvermex Shares

          The Silvermex Shares are listed on the TSX under the symbol “SLX”. The following table sets forth, for the periods indicated, the high and low trading price and the aggregate trading volume of Silvermex Shares on the TSX.

	TSX
	Price Range ($)
	High	Low	Volume
2011
May	0.82	0.52	17,059,130
June	0.77	0.58	6,014,616
July	0.88	0.59	14,325,968
August	0.75	0.56	9,440,966
September	0.65	0.46	11,339,969
October	0.54	0.365	7,265,583
November	0.57	0.45	10,794,256
December	0.485	0.345	10,132,130
2012
January	0.49	0.39	5,421,549
February	0.51	0.41	9,345,699
March	0.51	0.37	7,022,989
April	0.58	0.43	46,538,291
May 1 to May 22	0.56	0.44	11,458,496

Effect of the Arrangement on Markets and Listing

          If the Arrangement is completed, the Silvermex Shares will be de-listed from the TSX, and First Majestic will apply to the applicable Canadian securities regulators to have Silvermex cease to be a reporting issuer. In addition, it is anticipated that First Majestic will cause Silvermex to file a Form 15 with the SEC pursuant to Exchange Act Rule 12g-4, and thereby suspend Silvermex’s reporting obligations under section 13(a) of the Exchange Act, and ultimately terminate Silvermex's registration under section 12(g) of the Exchange Act.

Risk Factors

Exploration, Development and Operating

          Silvermex’s activities are primarily directed towards operations at La Guitarra Mine. However, Silvermex’s activities also include the exploration for and development of mineral deposits.

          Mining operations generally involve a high degree of risk. Silvermex’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver and gold including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Silvermex will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

          The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Silvermex not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by Silvermex towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Estimates of Reserves & Resources and Metal Recovery

          The Mineral Reserve and Resource estimates of Silvermex reported, contained, referenced or incorporated by reference in this Information Circular are estimates; there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. While Silvermex has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate.

          Furthermore, historical silver and gold production from Silvermex’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist. If such estimates prove to be materially overstated, that would have a material and adverse effect on Silvermex’s business and results of operations, as Silvermex would be unable to maintain its mining operations for the length of time or on a scale currently contemplated. There are no assurances that current estimated Mineral Reserves and Resources will be commercially mined in the future.

          Historical metal recoveries and laboratory test work give insight into future recoveries, but there is no certainty as to the level of metal recovery until the ore is mined and processed. There can be significant variation in recoveries between ores from different areas of the mine or between surface and underground ores. Recovery estimates based on small scale laboratory work may not accurately reflect real ore recoveries in large scale processing.

          Silvermex engages independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. Silvermex believes these consultants are competent and have carried out their work in a professional manner in accordance with recognized industry standards. There is no guarantee the work performed by Silvermex, or the consultants, will prove correct and free of defects..

Uncertainty Relating to Inferred Mineral Resources

          Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Political and Regulatory Framework in Mexico

          La Guitarra Mine is located in Mexico. As such, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties. In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Silvermex’s operations and properties are subject to a variety of governmental regulations, including regulations promulgated by the Secretaría de Medio Ambiente y Recursos Naturales (Mexico’s environmental protection agency), Mexican mining law, and the regulations of the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. Silvermex’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Silvermex’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and legislation related to mine safety. Mexico’s status as a developing country may make it more difficult for Silvermex to obtain required financing for its projects.

Operating in Mexico

          Silvermex’s operations and investments may be affected by local political and economic developments including: expropriation; nationalization; invalidation of governmental orders; permits or agreements pertaining to property rights; failure to enforce existing laws; failure to uphold property rights; political unrest; terrorism; criminal activity; labour disputes; limitations on repatriation of earnings; limitations on foreign ownership; inability to obtain or delays in obtaining necessary mining permits; opposition to mining from local, environmental or other nongovernmental organizations; government participation; royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations; taxation and changes in laws, regulations or policies; as well as by laws and policies of Canada affecting foreign trade, investment and taxation. La Guitarra Mine is located in Mexico and if a dispute arises regarding Silvermex’s property interests, Silvermex cannot rely on Canadian legal standards in defending or advancing its interests.

          Silvermex requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Silvermex may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws, and could result in delays and higher costs to Silvermex to conduct its operations in Mexico.

Litigation Risk

          All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Silvermex may become subject could have a material effect on Silvermex’s financial position, results of operations and Silvermex’s mining operations and project development plans.

          Currently, Silvermex is a party to legal proceedings, including various actions with the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) in Mexican tax court, Tribunal Federal de Justicia Fiscal y Administrativa. La Guitarra filed four separate lawsuits in Mexico in an effort to recover approximately $1.5 million in Value Added Tax (“VAT”) refunds being withheld by SAT. As of the date of the Information Circular, La Guitarra has obtained VAT refunds in two of the lawsuits and is awaiting decisions on the other two lawsuits. In addition, SAT issued a tax reassessment for La Guitarra for the 2003 calendar year. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and VAT plus associated penalties and interest in the amount of approximately $3.1 million. In connection with the reassessment, La Guitarra posted a bond in the amount of $3.1 million in connection therewith. There are no assurances that La Guitarra will be successful in any of the legal proceedings in which it is involved. Failure to be successful in two outstanding VAT refund proceedings could lead to La Guitarra not obtaining 16,648,683 Mexican Pesos in VAT refunds and failure to be successful in the reassessment proceedings could lead to La Guitarra forfeiting its $3.1 million bond, which could result in a Material Adverse Change with respect to Silvermex’s business.

          A payment related lawsuit has also been filed against La Guitarra relating to work completed under contract. The Supreme Court of Guanajuato ruled that Silvermex's damages are limited to approximately of US$81,000 ($80,500) plus interest at a rate of 5% calculated monthly. Silvermex has recorded a liability of US$81,000 but believes that the interest portion of the claim (approximately US$120,000) is without merit.

          Silvermex has also received a notice informing them that a former employee sued a subsidiary of La Guitarra claiming unpaid salary and expense reimbursements. The amount of the potential liability cannot be determined at the current date but based on the information available; Silvermex has recorded a liability in the amount of $220,096 (2,700,000 Mexican Pesos).

Financial Resources

          At March 31, 2012, Silvermex had working capital of approximately $13,977,544. Silvermex’s working capital may not be sufficient to meet its planned business objectives and the continued operation of La Guitarra Mine. Silvermex may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Silvermex will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Silvermex is unable to obtain adequate additional financing, Silvermex will be required to curtail operations and/or its exploration and development activities.

No History of Earnings

          Silvermex has a long history of losses and there can be no assurance that Silvermex will be profitable in the future. Silvermex has paid no dividends on the Silvermex Shares since incorporation. Silvermex presently has no assurance that its operation will generate earnings. If Silvermex is successful in generating earnings, Silvermex anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Silvermex does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Silvermex’s board of directors, which will take into account many factors including Silvermex’s operating results, financial conditions and anticipated cash needs. For these reasons, Silvermex may never achieve profitability or pay dividends.

Fluctuating Mineral Prices

          Silvermex’s revenues are expected to be in large part derived from the sale of silver and possibly other metals. The price of silver and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of Silvermex, including international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economics, interest rates, global and local economic health and trends, speculative activities and changes in the supply of silver due to new mine developments, mine closures as well as advances in various production, and technological uses for silver. All of these factors will have impacts on the viability of Silvermex’s projects that are impossible to predict with certainty.

Civil Disobedience

          In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. In October 2008, production at La Guitarra Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra Mine resumed in May 2010, after all required permits for operations were obtained. Silvermex believes that the roadblock was an isolated incident, but there are no assurances that there will be no further disruptions to site access in the future, which could negatively impact the long-term perception and viability of the project.

Key Production or Cost Estimates

          The level of production and capital and operating costs estimates relating to development projects and Silvermex’s operating mine, which are used in establishing Mineral Reserve and Mineral Resource estimates for obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. Actual results for Silvermex’s projects and operations could differ from current estimates and assumptions, and these differences may be material. In addition, development or operating activities may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the results of operations, profitability and financial results of Silvermex could be materially adversely affected.

Ability to Access Capital

          Silvermex must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Silvermex does not realize satisfactory prices for silver, gold and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Silvermex’s cost of raising capital in the future may be adversely affected. In addition, if Silvermex is required to make significant interest and principal payments resulting from a debt financing, Silvermex’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could result in a Material Adverse Change with respect to Silvermex’s results of operations, cash flow from operations and financial condition.

Silvermex’s Common Shares Are Currently Subject to a Revocation Order Issued Pursuant to Section 12(j) of the Exchange Act

          On March 13, 2012, the SEC issued an order revoking the registration of Silvermex’s common shares (then quoted on OTC Link – previously the “Pink Sheets” - in the United States under the symbol “GGCRF”) under section 12(j) of the Exchange Act. Silvermex consented to this administrative procedure as an amenable solution to address the filing delinquencies of its predecessor company, Genco Resources Ltd., under the Exchange Act. As a result, broker-dealers in the United States are currently unable to effect transactions in the United States markets under the trading symbol GGCRF. Silvermex has filed a registration statement on Form 40-F with the SEC seeking voluntary registration of its common shares under section 12(g) of the Exchange Act. The SEC has issued comments on the registration statement that Silvermex is currently in the process of addressing. Silvermex expects that the registration statement will go effective by lapse of time on June 1, 2012, being that date that is 60 days after the filing date of the Form 40-F, pursuant to section 12(g)(1) of the Exchange Act, at which time Silvermex will then become subject to the reporting requirements of section 13(a) of the Exchange Act and the restrictions on broker-dealers imposed by section 12(j) of the Exchange Act will cease to apply.

Silvermex is a Former “Shell Company” Under U.S. Securities Laws, With the Result that U.S. Securities Act Rule 144 is Not Available to its Securityholders

          According to the disclosure contained its amended annual report on Form 20-F for the year ended July 31, 2002, as filed with the SEC on December 16, 2002, Silvermex appears to have been a “shell company” (as defined in Rule 405 under the U.S. Securities Act) at that time. Accordingly, Rule 144 under the U.S. Securities Act is not available to its security holders to facilitate resale transactions in Silvermex securities, and will not be available unless all of the requirements of Rule 144(i)(2) are met. However, securities of Silvermex can be resold in “offshore transactions” pursuant to, and subject to the requirements of, Regulation S under the U.S. Securities Act.

Operations Conducted through Foreign Subsidiaries

          Silvermex conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation, imposed by any government or legislation or otherwise, on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Silvermex’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Silvermex’s valuation and stock price.

Mining Titles

          The ability of Silvermex to carry out successful mining activities will depend on a number of factors, one of the most critical factors being the ability to obtain tenure to its properties. The issue of any such licenses must be in accordance with Mexican law and in particular the relevant mining legislation. No guarantee can be given that these tenures will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed.

          Silvermex believes, based on its due diligence, that its rights to the properties are valid and exist. There can be no assurance, however, that Silvermex’s rights will not be challenged by third parties claiming an interest in the properties.

Local Groups

          In addition to private and public land ownership under Mexican Agrarian law, there exists two types of communal land ownership – Ejidos and Communities. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido or Community controls surface rights over communal property through a board of directors which is headed by a president. An Ejido or Community may sell or lease lands directly to a private entity, and a Community, but not an Ejido may also allow individual members of the Community to obtain title to specific parcels of land and thus the right to rent or sell the land. While Silvermex has a Temporary Occupation Agreement with the Community where La Guitarra Mine’s mill and current operations are situated, these agreements may be subject to renegotiation in the future. Changes to the existing agreements may have a significant impact on operations at La Guitarra Mine. In the event that Silvermex conducts activities in areas where no agreements exist with owners which are Ejidos or Communities, Silvermex may face some form of protest, road blocks, or other forms of public expressions against Silvermex’s activities. If Silvermex is not able to reach an agreement for the use of the lands with the Ejido or Community, Silvermex may be required to modify its operations or plans for the development of La Guitarra Mine and the Temascaltepec Mining District.

Environmental and Safety Regulations and Risks

          Environmental laws and regulations may affect the operations of Silvermex. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety laws, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on Silvermex for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damages caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. For some major programs, Silvermex has, in the past, and may, in the future, rely on recognized constructors and contractors. It has been Silvermex’s policy to seek indemnity from contractors; however, this is not always possible or practical. In addition, Silvermex strives to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to international environmental standards. There is also a possibility that the environmental laws and regulations in Mexico become more onerous, making Silvermex’s operations in that country more expensive.

Uninsurable Risks

          In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Silvermex may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Silvermex.

          Silvermex maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. Silvermex may become subject to liability for hazards against which it cannot insure, or which it may elect not to insure against due to high premium costs or other reasons.

Costs of Inputs

          Prices and availability of materials and commodities consumed or used in exploration, mine development and construction as well as for production and milling can have a significant effect on costs. Price fluctuations can be dramatic and happen over short periods of time. Such price fluctuations can have a significant impact on operating costs and the costs of capital projects. Shortages in required inputs such as steel, tires or reagents can significantly affect production levels and increase the time to complete capital projects. Delays in capital projects or shortages of necessary materials for production can lead to increased costs as well as the failure to meet projected operating goals.

Competitive Conditions

          The mining industry is intensely competitive in all its phases, and Silvermex competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produce economically; the technical expertise to find, develop and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than Silvermex. Such competition may result in Silvermex being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. Silvermex’s inability to compete with other mining companies for these mineral deposits could result in a Material Adverse Change with respect to Silvermex’s results.

Foreign Currency Exchange

          Silvermex’s sales are in United States Dollars and a substantial portion of Silvermex’s expenses are now, and are expected to continue to be, incurred in both United States Dollars and Mexican Pesos. Silvermex’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Silvermex’s financial results are reported in Canadian Dollars. Fluctuations in the exchange rate between the United States Dollar, Mexican Peso and the Canadian Dollar may result in a Material Adverse Change with respect to Silvermex’s business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. Silvermex does not actively hedge against foreign currency fluctuations.

Dependence Upon Certain Key Personnel

          Silvermex is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of Silvermex. In addition, there can be no assurance that Silvermex be able to maintain the services of its officers or other key personnel required in the operation of the business. Failure to retain these individuals could result in a Material Adverse Change with respect to Silvermex’s business and prospects.

Price Volatility of Publicly Traded Securities

          In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for Silvermex Shares may be subject to market trends generally, notwithstanding any potential success of Silvermex in creating revenues, cash flows or earnings.

Infrastructure

          Development, exploration and mining activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. Silvermex’s inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect Silvermex’s operations, and financial condition.

Reclamation Obligations

          Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to reestablish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be subject to such requirements for our activities on our mineral properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Dilution

          There are a number of outstanding options and warrants pursuant to which additional Silvermex Shares may be issued in the future. Exercise of such options and warrants may result in dilution to Silvermex’s shareholders. In addition, if Silvermex raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

San Marcial Option Agreement

          As of date of this Information Circular, Silvermex has not yet issued the 1,000,000 Silvermex Shares that were due to be issued on or before February 1, 2011 and has not made the US$6,000,000 payment, payable in cash or Silvermex Shares, that was due on or before February 1, 2012, as required to maintain the San Marcial Option in good standing and exercise the option, respectively, in accordance with the terms of the San Marcial Option Agreement. Unless rectified, Silvermex’s option to acquire the San Marcial Project under the San Marcial Option Agreement has been deemed terminated and expired in accordance with the terms of the San Marcial Option Agreement. As of the date of this Information Circular, Silvermex has not obtained waivers or an extension in respect of such termination or expiration of the option. See “Information Concerning Silvermex – Mineral Properties – San Marcial Project, Mexico”.

Silvermex Documents Incorporated by Reference and Further Information

          The following documents, filed by Silvermex with certain applicable Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)      audited annual financial statements of Silvermex for the years ended December 31, 2011 and 2010, together with the notes thereto, the independent auditors’ report thereon and the management’s discussion and analysis related thereto; and

(b)      unaudited interim financial statements for Silvermex for the three month periods ended March 31, 2012 and 2011 and the management’s discussion and analysis related thereto.

          Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular.

          Information has been incorporated by reference into this Information Circular from documents filed certain applicable Canadian Securities Authorities. Copies of the documents incorporated by reference into this Information Circular regarding Silvermex may be obtained on request without charge from Marien Segovia, our Corporate Secretary at 604-682-4004 or marien@silvermexresources.com. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian Securities Authorities located at www.sedar.com.

          Information contained in or otherwise accessed through Silvermex’s website, www.silvermexresources.com, or any other website does not form part of this Information Circular.

INFORMATION CONCERNING FIRST MAJESTIC

Documents Incorporated by Reference

          Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of First Majestic at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com under First Majestic’s profile.

          The following documents of First Majestic, which have been filed with the securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the annual information form of First Majestic dated March 30, 2012 for the year ended December 31, 2011 (the “AIF”) (other than the section entitled “Mineral Projects - Del Toro Silver Mine”);

(b)	the annual audited consolidated financial statements of First Majestic as at and for the year ended December 31, 2011, together with notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of First Majestic for the year ended December 31, 2011;

(d)	the material change report of First Majestic dated January 12, 2012 with respect to First Majestic’s fourth quarter and full year 2011 production results;

(e)	the material change report of First Majestic dated January 24, 2012 with respect to the inauguration of First Majestic’s new La Parrilla flotation/cyanidation plant;

(f)	the material change report of First Majestic dated March 5, 2012 with respect to First Majestic’s audited financial results for the interim period and year ended December 31, 2011;

(g)	the management information circular as of April 2, 2012 with respect to First Majestic’s annual meeting of shareholders held on May 24, 2012;

(h)	the unaudited interim consolidated financial report of First Majestic as at and for the period ended March 31, 2012, together with notes thereto;

(i)	the management’s discussion and analysis of financial condition and results of operations of First Majestic for the period ended March 31, 2012;

(j)	the material change report of First Majestic dated April 3, 2012 with respect to the Arrangement with Silvermex;

(k)	the material change report of First Majestic dated April 16, 2012 with respect to production at three mines in Mexico for the interim period ending March 31, 2012;

(l)

the material change report of First Majestic dated May 10, 2012 with respect to the unaudited condensed consolidated interim financial results of First Majestic for the interim period ending March 31, 2012

(m)

the material change report of First Majestic dated May 22, 2012 with respect to the filing by First Majestic of the technical report titled “Technical Report for the Del Toro Silver Mine, Zacatecas State, Mexico” (the “Del Toro Technical Report”) prepared by Leonel Lopez, C.P.G. of Pincock, Allen & Holt and dated May 18, 2012.

          Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by First Majestic with any securities commission or similar regulatory authority in Canada subsequent to the date of this Information Circular and prior to the Effective Date will be deemed to be incorporated by reference into this Information Circular.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

          Information contained in or otherwise accessed through First Majectic’s website (www.firstmajestic.com), or any other website, does not form part of this Information Circular.

Overview

          First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver in Mexico. The First Majestic Shares trade on the Toronto Stock Exchange under the symbol “FR” and on the New York Stock Exchange under the symbol “AG”. The First Majestic Shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

          First Majestic has ownership of three producing mines in Mexico: the La Encantada Silver Mine in Coahuila State, the La Parrilla Silver Mine in Durango State, and the San Martin Silver Mine in Jalisco State. First Majestic also owns two advanced-stage development silver projects, the Del Toro Silver Mine in Zacatecas State and the La Luz Silver Project in San Luis Potosi State. First Majestic also has an interest in certain exploration properties in Jalisco State, Mexico.

          Further information regarding the business of First Majestic can be found in First Majestic’s AIF and the other materials incorporated by reference in this Information Circular. See “Information Concerning First Majestic -Documents Incorporated by Reference”. First Majestic filed the Del Toro Technical Report subsequent to the filing of First Majestic’s AIF. As a result, the information respecting the Del Toro Silver Mine contained in First Majestic’s AIF is no longer current. Accordingly, a comprehensive summary of the Del Toro Technical Report is provided below, which summary supersedes and replaces in full the information respecting the Del Toro Silver Mine contained in First Majestic’s AIF.

Mineral Properties

Cautionary Note to U.S. Investors Concerning Mineral Reserve and Resource Estimates

The following mineral reserve estimates have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This section uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the resources referred to herein have been demonstrated to be ore nor is considered to be a reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

La Encantada Silver Mine

          La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, Mexico. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V., a wholly-owned indirect subsidiary of First Majestic. The La Encantada Silver Mine consists of two main silver / lead underground mines: the La Encantada and the El Plomo mines which have been consolidated into one operation and an industrial complex that includes a 4,000 tpd cyanidation mill and a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing area which remains in operation), all necessary buildings and mine infrastructure, two schools, recreational facilities, mess hall, church, hospital, housing facilities, water wells and pipeline and air strip which is located in the municipality of Ocampo, Coahuila State, Mexico.

          La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,076 hectares (10,072 acres). Certain mineral rights expire for the earliest titled concessions in 2015 (Encantada claim), and most other claims have expiration dates to 2050; these however, may be renewed for another 50 years. First Majestic has purchased the land surface rights under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property.

          First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves at La Encantada. First Majestic has compiled all data into a database and created a geologic model in SURPAC and GIS software. First Majestic has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates.

          Estimated Proven and Probable Reserves and Measured and Indicated Resources for La Encantada, as of September 30, 2008, are presented in Table 1 below as reported in the technical report entitled “Technical Report for the Encantada Silver Mine, Coahuila State, Mexico” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt and dated January 12, 2009, as amended and restated on February 26, 2009 and filed on SEDAR (the “La Encantada Technical Report”). No further external resource or reserve calculations have been conducted since such date. The reserve blocks estimated by La Encantada are exclusive of the resource blocks.

Table 1
Mineral Reserves and Resources as of September 30, 2008 (1)

CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED(2)
	Tonnes	Metres	Silver g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total Reserves Proven plus Probable (3)
Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable (3)	5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
Indicated (5)(6)(7)	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated (3)	5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES(8)
	10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
Total Inferred Resources (1)(2)(3)
Inferred (8)	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1)	Cut-Off Grade estimated as 250 g/tonne Ag eq net of Pb credit. Estimated reserves are exclusive of resources.

(2)	Silver equivalent includes Pb credit, at prices US$12.00/oz-AG, US$0.75/lb Pb. Pb credit + 22 g/tonne AG.

(3)	Mining dilution is not included at over 2.00 m width. Estimates do not include mining recovery.

(4)	Zinc is not recovered.

(5)

Dump stockpile is considered as a measured resources because the average grade is below COG- 203 g/tonne Ag only and 186 g/tonne Ag eq., however with pre-screening may be processed. It requires additional testing.

(6)	La Morena sulphide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

(7)	Tailings are included within Indicated Resources due to required additional testwork and grade below Cutoff Grade – 111 g/tonne Ag.

(8)	Rounded figures.

          Since the date of the mineral reserve and resource estimate contained in Table 1 to December 31, 2011, approximately 10,310,427 ounces of silver equivalent have been extracted from the La Encantada Silver Mine. Production at La Encantada for the year ended December 31, 2011 amounted to 1,384,040 tonnes of ore of which 1,311,486 tonnes of ore were processed from reserves and 72,554 tonnes of ore were processed from outside of reserves.

          From the period of the cut-off of September 30, 2008 to December 31, 2011, First Majestic mined and processed 2,856,439 tonnes of ore from La Encantada at an average grade of 229 grams per tonne (7.34 ounces per tonne) Silver, for a total of 20,989,874 contained ounces. Production during this period amounted to 2,856,439 tonnes of ore processed at an average grade of 229 grams per tonne Silver and 2.3% Pb which resulted in 5,656,112 silver ounces being produced and 5,864,956 pounds of lead.

          The following table sets out the most recent resource and reserve estimates for the La Encantada Silver Mine prepared by First Majestic’s internal Qualified Person, as of December 31, 2011:

Table 2
Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

	Category	Type	Internal QP Estimates end Dec. 2011
			Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Encantada	Proven and Probable	Oxides	8,080,830	149	1.51	0.75	38,734,800	38,734,800
La Encantada	Measured & Indicated	Tailings	4,313,824	147	1.51	2.01	20,411,399	20,411,399
La Encantada	Inferred	Oxides	1,873,553	197	1.48	1.96	11,876,975	11,876,975

La Parrilla Silver Mine

          La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, Mexico. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V., a wholly-owned indirect subsidiary of the First Majestic.

          La Parrilla consists of 39 contiguous mining concessions in the La Parrilla mining district of Durango State which provides mineral rights which cover an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 532 hectares. Certain of the La Parrilla claims were purchased from Grupo Mexico and include a net smelter return of 1.5% payable to Grupo Mexico. The royalties payable thereunder are capped at US$2,500,000. A total of US$853,090 had been paid by the Company under the net smelter royalty as of February 29, 2012. There are no other encumbrances on La Parrilla mining concessions.

          In 2011, the La Parrilla operation was expanded from about 850 tonnes per day (425 tonnes per day oxides and 425 tonnes per day sulfides) to 2,000 tonnes per day (1,000 tonnes per day oxides and 1,000 tonnes per day sulfides). The estimated capital cost for the expansion, which commenced in December 2010 is about US$45,700,000. The total estimated capital cots for the expansion program to 2,000 tonnes per day, and with continued underground preparations and plant sustaining expenditures, including a new production shaft and underground rail system to 2014, is about US$69,500,000. The total capital expended in 2010 for the project was about US$3,700,000, including US$2,000,000 for new mill equipment and US$1,600,000 for new mine equipment, both of which were purchased within the production expansion program. The total capital expended in 2011 for the project was approximately US$30,714,000.

          Table 3 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, as at September 8, 2011 in addition to Inferred Resources at the bottom of the table, all as reported in the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, Mexico” dated September 8, 2011 and filed on SEDAR (the “La Parrilla Technical Report”). No further external resources or reserve estimates have been conducted since such date.

Table 3
Mineral Reserves and Resources as of June 30, 2011

UNDERGROUND PROVEN AND PROBABLE RESERVES

Mineralization	Category	Tonnes	Grade				Recoverable Silver (1)
Type			Gold g/tonne	Silver g/tonne	Lead, %	Zinc, %	Silver Only (2)	Silver Equiv (3)
Oxides	Proven	241,800	0.00	210.72	0.80	0.11	1,065,000	1,090,200
Oxides	Probable	895,100	0.06	210.16	0.18	0.04	3,931,300	4,024,800
Sulfides	Proven	397,800	0.00	247	1.71	0.96	2,595,000	3,025,000
Sulfides	Probable	3,727,200	0.01	195	1.32	1.87	19,175,700	24,889,100
Oxides+Sulfides	Proven+Probable	5,261,900	0.02	202	1.13	1.41	26,767,000	33,029,100

Notes: Rounded totals

(1)	Recoverable Silver= Ag -Recovery (65%-oxides; 82%-sulfides)-S&R charges (Oxides=0.005%; Sulfides=0.05%); Payable Pb=39 g/t-Eq Ag; Zn = 2 g/t-Eq Ag.

(2)	Oxides = Silver(Met recov=65%)-Smelter & Ref (0.995) + Payable Gold=5 g/t-Eq Ag.

(3)	Sulfides = Recoveries Ag (82%; payable 95%); Payable Pb=39 g/t-Eq Ag; Zn = 2 g/t-Eq Ag (Vacas 97.8 g/t-Eq Ag).

(*)	Reserves are exclusive of Resources

OPEN PIT PROVEN AND PROBABLE RESERVES (1)

Mineralization	Category	Tonnes	Grade				Recoverable Silver (1)
Type			Gold g/tonne	Silver g/tonne	Lead, %	Zinc, %	Silver Only (1)	Silver Equiv (2)
Oxides	Proven	505,600	0.00	114	0.00	0.00	1,196,200	1,277,400
Oxides	Probable	1,268,600	0.00	98	0.00	0.00	2,583,600	2,787,500
Oxides	Proven + Probable	1,774,200	0.00	102	0.00	0.00	3,779,800	4,064,900

Notes: Rounded totals

(1)	Oxides = Silver(Met recov=65%)-Smelter & Ref (0.995) + Payable Gold=5g/t-Eq Ag; Cutoff = 33 g/t-Ag only.

UNDERGROUND MEASURED AND INDICATED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver “In Situ” (1)
Type			Gold g/t	Silver g/t	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Type			Gold g/t	Silver g/t	Lead %	Zinc %	Silver only	Silver
							(1)	equiv (2)
Oxides	M & I	250,000	0.01	153	1.91	1.49	1,229,000	1,269,100
Sulfides	M & I	837,100	0.03	143	1.88	5.46	3,860,500	6,807,500
TOTAL UNDERGROUND	M & I	1,087,100	0.03	146	1.89	4.54	5,089,500	8,076,600

Notes: Cutoff = Sulfides $74.12/tonne (Ag only - 124g/t; Pb only - 3.96%; Zn only - 4.16%; Zn Vacas - 6.65%); Oxides Ag only = 87 g/t; Ag + Au = 82 g/t

(1)	Contained Silver "In Situ" only. No recoveries are considered in the Resources. Rounded totals.

(2)	Contained Silver Equivalent "In Situ"= Oxides Ag + Payable Au=5 g/t-Eq Ag. Sulfides = Payable Pb=39 g/t-Eq Ag; Zn = 2 g/t-Eq Ag (Vacas 97.8 g/t-Eq Ag).

UNDERGROUND INFERRED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver “In Situ” (1)
Type			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver only (1)	Silver equiv (2)
Oxides	Inferred	1,605,600	0.04	206	0.31	0.14	10,653,500	10,905,800
Sulfides	Inferred	6,447,600	0.00	170	1.26	1.59	35,105,200	46,033,500
TOTAL UNDERGROUND	Inferred	8,053,200	0.01	177	1.02	1.30	45,758,700	56,939,300

Notes: Inferred Resources do not have economic value

(1)	Contained Silver "In Situ" only. Rounded totals. No recoveries are considered. Rounded totals.

(2)	Contained Silver Equivalent "In Situ"= Oxides Ag + Payable Au=5 g/t-Eq Ag. Sulfides = Payable Pb=39 g/t-Eq Ag; Zn = 2 g/t-Eq Ag (Vacas 97.8 g/t-Eq Ag).

OPEN PIT INFERRED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver “In Situ” (1)
Type
			Gold g/t	Silver g/t	Lead, %	Zinc, %	Silver only (2)	Silver equiv (3)
Oxides	Inferred	1,293,600	0.00	99	0.00	0.00	4,100,400	4,308,300
TOTAL UNDERGROUND	Inferred	1,293,600	0.00	99	0.00	0.00	4,100,400	4,308,300

Notes: Inferred Resources do not have economic value. Rounded figures.

(1)	Contained Silver "In Situ" only. Rounded totals.

(2)	No recoveries are considered in the Resources.

(3)	Contained Silver Equivalent "In Situ"= Oxides Ag + Credits Au=5 g/t-Eq Ag. Cutoff grade Ag-33g/t only.

          Since the date of the mineral reserve and resource estimate contained in Table 3, approximately 1,250,220 ounces of silver equivalent have been produced from the La Parrilla Silver Mine. Production at La Parrilla for the year ended December 31, 2011 amounted to 362,947 tonnes of ore of which 296,521 tonnes of ore were processed from reserves and 66,426 tonnes of ore were processed from outside of reserves.

          In 2011, mine and mill production from La Parrilla was about 2,057,172 equivalent ounces of silver from mining 362,947 tonnes of ore, of which 159,048 tonnes were oxide and 203,899 tonnes were sulfide ore.

          The following table sets out the most recent reserves and resource estimates for the La Parilla Silver Mine prepared by First Majestic’s internal Qualified Person, as of December 31, 2011:

Table 4
Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

	Category	Type	Internal QP Estimates end Dec. 2011
			Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
La Parrilla	Proven and Probable	Oxides and Sulphides	7,203,371	170.07	0.92	1.15	39,387,461	51,767,562
La Parrilla	Measured & Indicated	Oxides and Sulphides	1,455,951	94.30	1.27	2.97	4,414,070	8,812,344
La Parrilla	Inferred	Oxides and Sulphides	10,248,041	169.21	0.91	1.12	55,948,434	73,199,559

San Martin Silver Mine

          The San Martín Silver Mine consists of a predominantly silver mine and processing plant located near the town of San Martin de Bolaños in Jalisco State, Mexico. The mine is wholly-owned and operated by First Majestic through Minera El Pilón, S.A. de C.V. (“El Pilon”), a wholly-owned indirect subsidiary of First Majestic.

          First Majestic, through El Pilón, holds 30 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares. Mineral rights for the earliest titled concessions are due in the year 2035, and most other claims have expiration dates in the 2050s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are due on any of the San Martin mining concessions. The surface rights to the San Martín mine are mostly owned by El Pilón. A portion of the access roads to the mine are located on land owned by private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the access road.

          First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves.

          Table 5 shows a summary of mineral reserves and resources for the San Martín Silver Mine to September 30, 2008, as reported in the technical report entitled “Technical Report for the San Martín Silver Mine, State of Jalisco, Mexico” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock, Allen & Holt dated January 15, 2009, as amended and restated on February 26, 2009 (the “San Martin Technical Report”). No further external resource estimates have been conducted since this cut-off date. It should be noted that since the cutoff date, 912,319 tonnes have been mined from San Martin of which 459,457 tonnes were mined from the reserves and 452,862 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

Table 5
Mineral Reserves and Resources as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Siver eq. oz.
SUBTOTAL - [1]	Oxides	527,373	2.72	273			4,636,211	4,805,765
Probable Reserves
SUBTOTAL - [2]	Oxides	243,091	2.56	276			2,154,571	2,232,727
Proven and Probable Reserves							6,790,782
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492
Mineral Resources
Measured Resources
SUBTOTAL - [3]	Oxides	122,404	4.95	233			915,774	955,128
SUBTOTAL - [4]	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
SUBTOTAL - [5]	Oxides	294,361	4.49	288			2,729,201	2,823,840
SUBTOTAL - [6]	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
Measured and Indicated Resources
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides	2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

(1)	Estimated reserves are exclusive of resources.

(2)	Cut-Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.

(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.

(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.

(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.33	185	1.40	1.60	48,900,000	50,000,000

(1)	Estimated reserves are exclusive of resources.

(2)	Inferred Resources are speculative in nature and may not become reserves.

(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.

(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.

(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

(6)	Rounded figures.

          The resource calculations contained in Table 6 are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

          First Majestic’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries. Mineral resources do not include development details for underground mine accessibility and mine planning.

          Since the date of the mineral reserve and resource estimate contained in Table 5 to December 31, 2011 approximately 3,795,425 ounces of silver equivalent (including gold & lead) have been produced from the San Martin Silver Mine of which 1,911,430 ounces were depleted from the reserves/resources set in Table 3. Production at San Martin for the year ended December 31, 2011 amounted to 286,758 tonnes of ore of which 115,400 tonnes of ore were processed from reserves and 171,358 tonnes of ore were processed from outside of reserves.

          The San Martín Silver Mine includes underground workings that have opened six main drifts with levels at an approximate 35 metre vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to the September 2008 cut-off date, over 4.3 million tonnes of silver ore have been extracted and processed, for sales of approximately 33.6 million ounces of silver, including some gold and lead. Since this cut-off date, to December 31, 2010 an additional 912,319 tonnes of ore have been mined with an average grade of 155 grams per tonne Ag, 0.13 grams per tonne Au and 0.08% Pb, resulting in 3,490,638 ounces of silver being produced 4,878 ounces of gold and 4,463 pounds of lead.

          The following table sets out the most recent reserves and resource estimates for the San Martin Silver Mine prepared by First Majestic’s internal Qualified Person, as of December 31, 2011:

Table 6
Mineral Reserves and Resources as of December 31, 2011 (based on internal Qualified Person results)

			Internal QP Estimates end Dec. 2011
	Category	Type	Tonnes	Grade			In-situ mineral
				Silver (g/t)	Lead (%)	Zinc (%)	Silver Only (oz)	Silver Equivalents (oz)
San Martin	Proven and Probable	Oxides	1,046,915	221	-	-	7,450,672	7,450,672
San Martin	Measured & Indicated	Oxides	1,182,575	163	0.45	0.96	6,214,237	7,632,795
San Martin	Inferred	Oxides	9,123,030	180.79	0.33	0.80	53,027,640	61,792,783

Del Toro Silver Mine

          Certain of the information on the Del Toro Silver Mine is based on the Del Toro Technical Report. The author of the Del Toro Technical Report, Mr. Leonel Lopez, is an independent Qualified Person for the purposes of NI 43-101. The Del Toro Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Del Toro Technical Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

          The Del Toro project is an advanced property in development stage located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. The property is wholly-owned and operated by First Majestic Plata S.A. de C.V. (“FM Plata”), a wholly-owned indirect subsidiary of First Majestic.

          The Del Toro project consists of 22 mining concessions including 19 contiguous concessions, two concessions in a neighboring area, and another concession that has been acquired by First Majestic and is under registration, covering mineral rights for 399 hectares (986 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest dates of renewal of First Majestic’s concessions at Del Toro are for the Perseverancia concession which has a renewal date of April 23, 2021. FM Plata owns all mineral rights in the concessions. There are no other encumbrances on the Del Toro mining concessions.

          At Del Toro the access to San Juan, Perseverancia and most other mining prospects is open due to historical works and developments. First Majestic has acquired five parcels of surface rights covering 216.31 hectares (534.5 acres) from private owners for plant installations, tailings storage, and other project’s requirements.

          Application for authorization of the MIA for enlargement of Del Toro including cyanidation plant, plant for treatment of residual waters and pipelines was applied for on September 6, 2011. Approval is pending.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, at about 150 km to the northwest from the capital city of Zacatecas in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at about 40 km to the southeast of First Majestic’s La Parrilla Silver Mine and approximately 120 km to the southeast from the capital city of Durango. It is located at elevations of 2,300 m to 2,900 m while the adjacent Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 m.

          Access to Del Toro is by highway I-45 from Durango City 120 km to the southeast past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about 2 ½ hours. The property boundary is located approximately 1 km to the East of the village of Chalchihuites while the mill is located approximately 3 km away and can be accessed by all-weather dirt roads.

          Another route of access to Chalchihuites is from the city of Zacatecas by highway I-45 to the northwest for 170 km; from the city of Sombrerete a 50 km highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about 3 hours. The Del Toro Silver Mine is accessible by paved highways in the states of Zacatecas and Durango. Local roads connect the mining district to various population centers within the region. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 m) are located within 50 km from the Del Toro area.

          The Chalchihuites region’s main economic activities are agriculture, cattle and mining. Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Gualterio railroad station is located 5 km from Chalchihuites with connections to the rest of the country.

          All basic facilities such as hotels, restaurants, telephone, including cellular, banking and postal service are available in most major population communities within the region. Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities. Airports with service for international flights are available at Durango and Zacatecas cities, at 2 ½ hours and 3 hours driving distance respectively from Del Toro.

          Approximately 4,000 inhabitants live in the village of Chalchihuites. Numerous other villages and towns are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants). First Majestic believes that a labor force including miners is readily available from these communities.

          The Del Toro Silver Mine climate is moderate with average annual temperatures of 16°C to 18°C and semi-wet with total rainfall of 600 mm to 700 mm. The main rainy season occurs during the months of July to October.

          Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses (maguey, nopal and biznaga) and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees such as apples and peaches) in the area takes place in the valleys and lower elevation zones.

History

          The Del Toro Silver Mine is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, Mexico. According to historical references during the period of 1554 – 1558 the Spanish captains Martín Pérez and Francisco Ibarra carried out expeditions to explore the Sombrerete, Chalchihuites and San Martín mineral zones.

          First Majestic initiated investigations in the Chalchihuites area in late 2004 under option agreements. First Majestic has consolidated ownership of a group of properties in Del Toro area including twenty one concessions and land holdings under FM Plata. This group of properties includes the San Juan and Perseverancia silver deposits under exploration and development in preparation for mining. The newly discovered San Nicolás mineralization is located within the Perseverancia group of properties. In addition, the Dolores property which consists of 11.9 hectares was purchased in 2011.

          Mineral deposits of the Chalchihuites mining district consist of underground silver-gold-lead-copper mines. The Chalchihuites district comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. Mineralized structures include: vein-type, manto replacement, and breccia pipe deposits. Most mine workings within the district are superficial developments with exceptions at the San Juan silver mine where a 90 m deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia silver mine where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 m. No official records exist of mineral production from the Chalchihuites mines; however historical production by surveying volumes of old stopes within the San Juan and Perseverancia mine workings suggest that approximately 4 million ounces of silver were extracted from these mines at an estimated grade of about 700 g/t Ag, 10 percent to 35 percent Pb and 2 to 3 percent Zn. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997 shipping 150 to 300 hand-sorted ore tonnes per month to Peñoles smelter in Torreón city. The ore was reported to contain 1,500 to 3,000 g/t Ag and 20 to 40 percent Pb in sulfides.

Geological Setting

          The Del Toro Silver Mine is located within the Chalchihuites mining district in the State of Zacatecas, Mexico. The District consists of multiple mineral occurrences enclosed by skarns which surround a regional intrusive and various satellite stocks of granodioritic composition intruding Cretaceous limestone rocks of the Cuesta del Cura and Indidura Formations.

          The Chalchihuites mineral occurrences generally consist of silver/lead/zinc/copper in oxidized and sulfide mineral concentrations. At present, First Majestic’s exploration in the Del Toro area is focused in the San Juan, Perseverancia, Dolores, and San Nicolás mineral deposits. The San Juan deposit comprises three silver/lead/zinc mineral concentrations identified by underground workings and drilling. These mineral concentrations consist of mineralization in sulfides with oxides in the upper parts. The Perseverancia deposit comprises two high grade breccia pipes with silver/lead/zinc in sulfides. The Dolores and San Nicolás consist of vein deposits and are under preliminary exploration investigations.

          Regional geology of the Chalchihuites mining district is dominated by a 15 km-long N60°W anticline. This structure is composed of an uplifted sedimentary calcareous sequence of Cretaceous rocks intruded by a granodiorite intrusive about 7 km by 1 km.

          The First Majestic exploration area is located in the northwestern flank of the Chalchihuites anticline while Pan American Silver’s La Colorada mine is located in the southeastern flank of the same regional structure.

          The Del Toro mineral deposit’s geology consists of mineralized structures within skarn and granodiorite along the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura Formations.

Exploration

          Since the acquisition of Del Toro, First Majestic has commenced exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan, San Nicolás, Perseverancia, and Dolores areas to access the mineralized zones and for preparation of underground workings for drilling sites. The exploration budget for 2012 is US$4.0 Million and includes approximately 100 drill holes totaling 28,000 m, from surface (52 drill holes with 20,000 m) and underground sites (48 drill holes with 8,000 m) and geophysical surveying. Seven drill rigs are currently operating at the Project. Additionally, Del Toro includes 2,004 m of underground development in crosscuts and drifts for access and drill site preparations for 2012.

          First Majestic’s exploration, preparation and development program for Del Toro is focused on the investigation of four main mineral deposits within the mining district; San Juan which includes four mineralized areas (Deposits 1, 2, 3 and Zinc), Perseverancia including two mineralized breccia zones, Dolores vein deposit and San Nicolás, which appears to show evidences of one breccia zone and disseminated mineralization associated with the main vein deposit. Other areas of interest within the project’s concessions will be explored in future programs.

          First Majestic has carried out geophysical investigations to confirm previous studies within the Del Toro property. These investigations have confirmed the presence of a significant skarn zone with IP, resistivity and magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

          First Majestic geochemical exploration program for the Del Toro Silver Mine included investigations to complement exploration by geophysical methods within the mining district. This program included a total of 254 rock chip samples to confirm or evaluate some of the areas of interest. The anomalous areas would be further investigated by geophysical methods. The silver geochemical survey shows limited and localized anomalies within the areas of the San Nicolás to Las Cotorras and San Juan area with small showings around the Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 ppm. Threshold value was defined at about 10 ppm.

          The geochemical program included 7 lines at a 250 m with samples at 50 meter intervals along the lines. The lines length was from 2,500 meters to 1,200 meters for a total sampled length of 13,000 meters. Each sampling site was located by GPS and UTM coordinates. Each sample was collected from an area of 2 metre by 2 metre and consisted of 3 kg to 5 kg of rock chips. The samples were shipped to GM LACME Labs in Guadalajara city for pulp preparation and sent to ACME Analytical Laboratories Ltd. in Vancouver, BC. All geochemical samples were analyzed by ICP including determination of 22 elements in addition to gold/silver by fire assay.

          The most significant geochemical anomalies resulting from this survey were defined for lead, zinc, copper and silver.

          The zinc anomalies are more localized around the known area of interest. The zinc anomalies appear to outline closer areas near the known mineral deposits of Perseverancia, San Nicolás and Las Cotorras, and in the southern part of the lines in the Perseverancia area. Zinc values reported included assays from 50 ppm to 11,300 ppm with threshold defined at 999 ppm. Low anomalies were determined from above 999 ppm.

          The silver geochemical survey shows limited and localized anomalies within the areas of the San Nicolás to Las Cotorras and San Juan area with small showings around the Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 ppm. Threshold value was defined at about 10 ppm.

          The author of the Del Toro Technical Report notes that the geochemical and geophysical anomalies are coincident and show particular strength within the Perseverancia zone. These anomalies also appear to show NE-SW trend at the middle section of the district, in the areas of San Nicolás to Las Cotorras. The geochemical anomalies are strong at San Juan, while the geophysical anomaly appears to be deep-seated in this area.

Mineralization

          Mineralization at the Chalchihuites mining district is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with high silver content. These mineral assemblages have been affected by oxidation and secondary enrichment processes. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at the San Juan deposit, which contains sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

          Drilling programs at the Del Toro mining district have been limited by past operators, since the best exploration results may have been obtained through underground development. However, First Majestic has obtained positive results by increasing drilling to define the extent of known deposits and to evaluate new mineralized zones, as well as to investigate continuity of ore shoots along strike and to depth for development.

          First Majestic initiated a drilling program to explore the various areas of interest within the Del Toro holdings in 2004. The entire program through to March 31, 2012, has consisted of 117 diamond drill holes, for a total drilled depth of 35,230 m from surface and from underground sites.

          First Majestic contractors are currently operating seven drill rigs at Del Toro to carry out the 2012 program that includes a total of 28,000 m of drilling in about 100 drill holes at the San Juan, Perseverancia, Dolores, and San Nicolás areas from surface (about 52 drill holes) and underground (about 48 drill holes) sites.

          In the opinion of the author of the Del Toro Technical Report, First Majestic exploration programs have established a significant Resource/Reserve base for Del Toro Silver Mine. First Majestic has increased the Resource/Reserve base for projected operations at a ramp up plant capacity from 1000 to 4,000 tpd for an estimated period of minimum six and one half years of mine life. These drilling exploration programs with a general average of core recovery estimated in about 93 percent and underground development programs with 7,133 m to March 31, 2012, including 3,837 m of access ramps, 3,199 m of cross cuts and drifts, and 97 m of raises have been developed according to industry standards.

          First Majestic has developed Resources and Reserves for a life of mine estimated for the period of 2012 to 2019.

Drilling

          First Majestic has been drilling at Del Toro since November 2005, shortly after executing an option agreement to acquire the Perseverancia group of properties. First Majestic is currently drilling with seven drill rigs from surface and underground drill sites. Two surface and one underground drill rigs under contract with Hermosillo, Sonora – based Servicios de Perforaciones Mexico, S.A. de C.V. (SPM S.A. de C.V.) and three underground and one surface drill rigs owned and operated by Tecmin Services, S.A. de C.V. (TECMIN) a Fresnillo city, State of Zacatecas based drilling company.

          First Majestic’s exploration drilling program at Del Toro up to March 31, 2012 includes a total of 117 holes for a total drilled depth of 35,230 m distributed for exploration within the following areas: San Juan (56 + 23), Perseverancia (4 + 12), Dolores (0 + 8), and San Nicolás (7 + 7) from underground and surface sites respectively. For the period in 2012, First Majestic’s program includes 28,000 m of additional drilling for the San Juan underground (25 drill holes), Perseverancia underground (15 drill holes) and Dolores underground (8 drill holes) in addition to 52 drill holes programmed from surface, making a total of 100 drill holes for 2012.

          First Majestic’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, First Majestic has detected no apparent deviations in drill holes. First Majestic has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 meters. Deviation is defined with one survey reading at the bottom for holes of 150 meters in depth and 2 survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole.

          A total of 35,230 m have been drilled in 117 drill holes including 5 in progress as at March 31. 2012. A total of 21,533 m have been measured for core recovery at a total of 19,963 m resulting in about 93 percent core recovery including surface and underground drilling. A total of 6,295 sample intervals have been taken from the core for assaying with a median of 0.85 m per interval. The database includes 6,119 sample assays. The sample database does not include the mine channel samples.

          Logging is performed by Del Toro’s geologist in each of the areas being investigated. The geologist also determines the sample intervals. Samples are generally taken according to geologic features generally at less than 1.50 m sample intervals. Trained assistants are in charge of core measuring to determine recoveries, splitting and sampling as per the geologist’s indications. All exploration samples are sent for assaying to Inspectorate Lab including sample preparation at the Durango based Inspectorate Lab and the pulps are sent to Inspectorate Lab in Reno, Nevada for assaying. Duplicate samples are taken from the remaining half part of the core as one quarter of the core.

          Geologic interpretation is carried out by First Majestic geologists on site, based on cross sections at 30 m spacing along the mineralized structures strike for vertical interpretations including drill intercepts and underground mine workings projections. Plan view interpretations are prepared at about 10 m elevation spacing. These sections and plan view maps are the basis for mineral resource estimates.

          Resource/Reserve grades are based on projected averages from channel samples along drifts and crosscuts in underground workings at projected distances of 15 m from the sampled areas. Drill hole intercepts are applied for geologic continuity interpretations and resource grade estimates.

Sampling and Analysis and Security of Samples

          The current sampling team at Del Toro consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by two project geologists.

          All samples are placed in pre-numbered bags which are sealed including sample number inside and outside of the bags. The individual sample bags are collected in bigger bags that contain all the samples of one drill hole or one mine stope.

          All the sealed big bags including individual drill hole or mine stope samples are collected by a representative person of the lab. All exploration samples are sent to Inspectorate Lab in Durango City for preparation and the pulps are sent to Reno, Nevada for assaying. Custody of the samples remains with the First Majestic project Geologist until delivered to the representative person of the external lab.

          Exploration sampling for Resource delineation at Del Toro is conducted by drifting, crosscutting and ramps construction for access to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine workings and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 m to 3 m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.50 m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

          A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the mineralized structural zone. Each sample weighs approximately 4 kg. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification. First Majestic has implemented this channel sampling procedure in all its operations and exploration projects. All Del Toro channel samples are sent to Inspectorate Lab for assaying.

          The Del Toro sampling quality control program consists of checking the assays of one duplicate sample for about every 20 regular samples, including pulp samples. PAH has recommended that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine workings, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH has recommended that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

          Del Toro’s channel sampling program for this period included 138 duplicate samples from exploration underground workings and exploration areas within Del Toro. A total of 110 samples corresponded to the San Juan mine area, 27 samples from the Dolores deposit area, and 1 sample was taken from the Perseverancia mine area.

          All samples including duplicate samples are sent to Inspectorate Laboratory a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, Mexico.

          First Majestic exploration drilling is performed by the contractor firms of CAUSA, TECMIN, and Servicios de Perforaciones Mexico, S.A. de C.V. (SPM). These companies are based in the cities of Gómez Palacio, Durango State, and Hermosillo, Sonora State, Mexico respectively and presently are operating seven drilling rigs at Del Toro.

          Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate Lab in Durango City. Generally the samples represent core lengths of less than 1.50 m. All the core samples are sent for assaying by Inspectorate Lab. The core samples are crushed and pulverized at Inspectorate Lab in Durango City and 250 g pulp samples are sent to Reno, Nevada for assaying.

          Duplicate core samples are taken by Del Toro crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples. During this period 75 duplicate samples were taken from the San Juan drilling core.

          Drill hole data are included in the Resource calculations, and are generally applied at Del Toro in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

          No geochemical or channel sampling was done during the PAH site visits in July 15-18, 2008, and November 17-18, 2011.

Mineral Resources and Reserves

          Exploration studies at Del Toro from 2004 to March 31, 2012, add up to 117 drill holes (including 5 drill holes in progress at the cutoff time of March 31, 2012) from underground and surface sites with a total drilled depth of 35,230 m excluding the drill holes in progress; 15 km of geophysical surveying (IP/RA), program covering 2.325 million sq. m of aeromagnetic investigations; and 254 rock chip samples for geochemical research taken at a 50 m spacing along 7 lines at 250 m apart, in addition to 7,133 m underground development in ramps of access, drifts and crosscuts, and drilling sites preparation, including 3,934 m at San Juan, 1,467 m at Perseverancia, 195 m at San Nicolás, and 1,440 m at Dolores and 97 m in raises at San Juan (75 m), at Perseverancia (17 m), and at Dolores (5 m) for preparations and ventilation workings.

          First Majestic continues with an exploration program in the area with the goal of increasing volume and certainty to the estimated Resources. At March 31, 2012, First Majestic had developed at San Juan, Perseverancia, Dolores, and San Nicolás a total of 6.5 million tonnes in Mineral Sulfides Measured and Indicated Resources in addition to 2.9 million tonnes in Mineral Oxides Measured and Indicated Resources. At Del Toro, Mineral Inferred Resources including sulfides and oxides have been delineated for about 10.0 million tonnes. These Mineral Resources have included mining recovery estimated at about 88 percent.

          Geologic projections of the San Juan deposit have indicated three different mineral concentrations, while drilling at Perseverancia shows continuity to depth of the known two “high-grade” breccia pipes, indicating with these results significant silver/lead/zinc deposits within the Del Toro area may remain open for further development.

          During the Perseverancia ramp development a new mineral deposit was discovered in November 2011, the San Nicolás vein deposit whose continuity has been mapped on outcroppings and small old workings for an extension of over 1.0 km. Drifting is now in progress for channel sampling and direct investigation of the mineralized structure.

          The Del Toro mineral resource estimates include mineralization within the mine and projected blocks based on mine workings and drill holes information. The mineral blocks’ grades are determined by systematic channel sampling in underground workings and on outcroppings of mineralized structures, as well as in assays of drill core intercepts. The mineral Resources include only those blocks of mineralized material which average grade is equal or higher than the estimated cutoff grades. For the Del Toro Silver Mine, the estimated cutoff grade is an economic value of US$70.09 per tonne of Mineral Resource, which is estimated based on conservative metal prices slightly below the current three-year rolling average at: Ag - US$25/oz; Pb - US$0.90/lb; and Zn - US$0.90/lb, while Au was not considered for cutoff estimates.

          For resource estimation, the cross sectional area of mineralization is drawn on each of the blocks using AutoCAD software and the assayed sample lengths. The resource tonnage and grade are based largely on channel samples and by diamond drilling. Resource blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones. The vertical extension of the resource blocks is projected at half distance between contiguous drift levels. Vertical extension is generally projected to 25 m for Measured and Indicated, and up to 50 m beyond for Inferred resources in accordance to geologic projections. Estimates for Indicated resources based on drilling are projected at half distance between drill holes up to 25 m from the intercept and up to 50 m beyond this distance for inferred in accordance to geologic and structural projections.

          Grade dilution is added by sampling beyond the mineralized structures at distances that may vary from about 0.50 m to 1.00 m or longer depending in access to account for mine dilution. The mine recovery is estimated to average 88 percent of the Mineral Resource estimates.

          Resource calculations at Del Toro are based on projections of the mineralized zones in the underground mine workings, 25 m beyond the areas for accessible measured resources, and another 25 m beyond the boundaries of the Measured resources for the blocks of Indicated resources. Inferred resources are estimated by projecting up to 50 m beyond the indicated resource block boundaries along mineralized structures, and another 25 m beyond the blocks’ width according to geologic constrains. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and ore shoots projections.

          Del Toro mineral resource estimates were applied mostly to accessible underground workings and diamond drilling intercepts, as well as to some adjacent blocks from the estimated resource blocks. Additional sampling is taken beyond the mineralized zones at both walls of the mineralized structures to account for dilution with real low grade. This low grade dilution adds up to about 15 percent to the grade with mine recovery estimated at about 88 percent.

          The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade, from the adjacent resource blocks, sampling results in mine workings, and drill holes located within the block area.

          The Measured and Indicated resources, including oxides and sulfides mineralization, consist of 9.5 million tonnes averaging 146 g/t Ag (4.69 oz), for a total content of 44 million ounces of silver only and 74 million ounces of silver equivalent including gold, lead, and zinc contained. The resource grade has been estimated “in situ,” including internal mining dilution but no mine or metallurgical recovery was considered. The silver equivalent content includes considerations of lead and zinc recovery from sulfides mineralization only, while the oxides include small amounts of gold. This estimate is based on the following prices: Au - US$1,600/oz, Ag - US$25.00/oz, Pb -US$0.90/lb and Zn - US$0.90/lb.

Table 7
Life of Mine Production Plan (Recovered Ounces)

	YEARS
CONCEPTS	2012	2013	2014	2015	2016	2017	2018	2019	TOTALS
SULFIDE ORE
Total Sulfide Tonnes Mined/Milled	82,000	350,000	660,000	660,000	660,000	851,381	1,234,158	131,375	4,628,914
Average Head Grades
Silver - gpt	173	178	173	173	179	179	170	167	174
Lead - %	2.71	2.80	2.71	2.71	2.81	2.82	2.65	2.60	2.73
Zinc - %	2.74	2.68	2.74	2.74	2.67	2.66	2.78	2.82	2.72
Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.10	0.12	0.13	0.11
OXIDE ORE
Total Oxide Tonnes Mined/Milled		240,000	660,000	660,000	660,000	468,619	85,842		2,774,461
Head Grades
* Silver - gpt		146	141	141	141	144	140		142
SULFIDES + OXIDES
Total Tonnes Mined & Milled, All	82,000	590,000	1,320,000	1,320,000	1,320,000	1,320,000	1,320,000	131,375	7,403,375

	YEARS
CONCEPTS	2012	2013	2014	2015	2016	2017	2018	2019	TOTALS
Mines
Average Head Grades
Silver - gpt	173	165	157	157	160	167	168	167	162
** Lead - %	2.71	2.33	2.19	2.19	2.24	2.40	2.59	2.60	2.33
** Zinc - %	2.74	2.30	2.31	2.31	2.27	2.36	2.73	2.82	2.40
**Gold - gpt	0.11	0.06	0.06	0.06	0.05	0.06	0.11	0.13	0.07
Annual Production
Silver ounces	363,863	2,544,810	5,353,624	5,353,624	5,527,911	5,773,950	5,618,260	585,797	31,121,840
Pounds of lead	2,413,813	11,551,263	19,439,471	19,439,471	22,151,482	28,795,779	33,748,777	3,356,480	140,896,536
Pounds of zinc	1,428,767	6,629,904	11,505,366	11,505,366	12,630,642	16,388,510	20,290,533	2,044,224	82,423,311
Gold ounces	-	48	165	165	165	102	23	-	667
TOTAL Equivalent Ounces of Silver Produced	502,196	3,200,522	6,471,762	6,471,762	6,784,191	7,403,140	7,564,244	780,223	39,178,039

*	PAH has not reported Pb, Zn grades of oxide ores because no mill recovery of them will be done. San Juan Zinc deposit is not included in the Reserves.

**	Average grades for sulfide ore only.

Metal average price assumptions for calculating equivalent ounces: Silver US$25.00/oz, Lead US$0.90/lb, Zinc US$0.90/lb, Gold US$1,600/oz

Mining Operations

          In early 2011, based on a positive exploration results and robust economic evaluations, First Majestic’s management decided to construct a mill and process plant for the Del Toro Silver Mine, consisting of flotation circuits as well as a counter-current decant cyanide circuit, and initiate stope and ancillary underground development the San Juan, San Nicolás, Perseverancia and Dolores mineralized areas. Excavations for preparation for construction of the mill and plant have commenced. Upon completion of the sulfide recovery circuit for the mill and process plant, First Majestic plans to commence production (late 2012) and is expected to mill 82,000 tonnes in 2012, gradually advancing to a rate of 1,320,000 tonnes (4,000 tpd) by 2014. The start-up of the counter-current decant cyanide recovery circuit for oxidized silver and gold ore is scheduled to start up by mid-year 2013, and it is planned to mill 240,000 tonnes of oxides in 2013, and with the first full year of production from both plants in 2014; about 660,000 tonnes are expected to be milled and processed in each circuit until the oxide ores are depleted in 2018, based on current life of mine (LOM) estimates, which is about 6.5 years.

          Del Toro operations are expected to include production from three different underground areas, each of which is or will be developed as an independent operation. These operations will be San Juan, Perseverancia/San Nicolás and Dolores. All mines will produce primary sulfide ore, but a significant amount of oxide ore has been identified and developed in the San Juan area, which prompted the decision to add a cyanide leaching circuit to the mill and process plant.

          Major mine development activities are currently underway at all four areas within Del Toro. The activities are focused on commencing formal production of sulfide ores by the fourth quarter of 2012, when startup of the mill and flotation process plant is scheduled. Oxide production is expected to commence about mid-year 2013, which is the date on which the circuit for the counter-current decant cyanide process is planned to start up.

          The major part of the Del Toro Reserves and Resources are located within the San Juan area, which contains all the oxide ore and the bulk of the sulfide ore. The principal access to the San Juan area is a decline, driven from the surface during the exploration phase of the project, and which is being continued as the principal access for orebody development as well as for use as an ancillary haulageway and service facility. This decline has been driven at a cross-section of 4.5 X 4.5 meters at a maximum gradient of 12 percent. It has been extended to the 9 Level (2,220 m asl), and the total length driven to date is about 2,200 meters. This decline, which will mainly be used for personnel, equipment and supplies transport once the ore hoisting shaft is completed, is expected to be extended to the bottom of the No. 3 orebody as the mine is deepened.

          A major access decline has also been driven into the Perseverancia ore zone and another in the Dolores area. Each of these has also been driven at a 12 percent gradient, and the lengths (through March 31, 2012) are about 860 meters and 700 meters respectively. These two workings were also commenced during the exploration phase of the project and are being continued for stope development accesses and ore haulage.

          One of the major mine development projects for the San Juan mine during the pre-production phase (which is currently in progress) is a vertical production shaft, the San Francisco, for ore only. Development of the shaft, which will be located in the footwall of the main San Juan orebodies, will be done by a Mexican shaft construction contractor, Necaxa. The concept for the vertical shaft construction relies on bored 3 m diameter pilot raises, which will be stripped to final rectangular dimensions of 2.80 m X 6.80 m. During the stripping operation, the shaft walls will be secured with rock bolts and wire mesh where needed, and with shotcrete in areas of poor ground. The shaft furnishings will consist of steel buntons and ladder way and shaft guides will be locked-coil cables. The ore hoist is a conventional 2 drum hoist, which has already been purchased. The payload of the bottom-dump skips for the facility will be approximately 10 tonnes. The development of the shaft and ancillary construction are scheduled for completion at the end of 2013, at which time the shaft will be inaugurated.

          The stoping method selected for mining the near-vertical veins and orebodies of De Toro is open cut and fill stoping, with or without in-situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations will be 2.0 m.

          First Majestic has produced LOM production and development plans for Del Toro. The basis for these plans are the estimated Mineral Reserves which were developed from the Measured and Indicated Resources for both ore types resulting in 4.63 million tonnes of sulfide ore at average grades of 174 g/t Ag, 2.73 percent Pb, 2.73 percent Zn and 0.11 g/t of Au; and 2.78 million tonnes of oxide ore at an average grade of 142 g/t Ag. PAH has not reported the lead or zinc grades contained in the oxide ore inasmuch as these metals will not be recovered in the cyanide process, nor has gold in the oxide mineable Reserves been considered as it has negligible value.

          Presently, Del Toro is in an advanced development and construction stage, with milling production from the sulfide orebodies of the mines, especially San Juan, scheduled to start in the fourth quarter 2012, when construction of the milling and flotation process plant are scheduled for completion. The sulfide ore is anticipated to be obtained from the large orebodies in the San Juan mine as well as orebodies in Perseverancia, San Nicolás and Dolores Mines.

          The engineers had also scheduled production from San Juan mine oxide orebodies during 2012, but the ore cannot be processed until the cyanide counter-current decant and Merrill Crowe circuits have been constructed and are ready for operation, which is scheduled for late 2013. To date, no significant oxide Resources have been defined in the Perseverancia, San Nicolás or Dolores Mines.

          First Majestic’s life of mine production plan is based on ramping up sulfide ore production from 82,000 tonnes in 2012 (3 months of milling) to 660,000 tonnes by 2014. Likewise, oxide production is anticipated to increase from the 240,000 tonnes in 2013, mentioned previously, to 660,000 tonnes in 2014.

Capital Expenditures

          Estimated capital expenditures to bring the mines into production, life of mine sustain capital and estimated operating costs for the life of the mine are described in this section of the report. Most of the estimated capital expenditures are based on firm quotes and operating costs are based on actual experience during the exploration phase of Del Toro and also First Majestic’s experience at other First Majestic operations, especially the La Parrilla unit. The total capital expenditure estimated for the mine operations is US$30.5 million. Mine sustaining capital will be US$17.4 million of the LOM for the all areas.

          The estimated operating costs for the mines are an average of about US$19.88 per tonne. The largest component of the costs is mining, which is an average of US$9.29 per tonne. Mining is largely stoping as most mine development work are planned to be capitalized. Mining costs for the San Juan and Perseverancia mines will likely be higher than those for San Nicolás or Dolores due the application of the support pillar design for the San Juan mine stopes. However, the average cost for all mines is expected to be about US$19.88 per tonne. A summary of the estimated Del Toro unit mine operating costs is shown in Table 8.

Table 8
First Majestic Silver Corp.
Del Toro Silver Mine
Summary of Unit Mine Operating Costs

COST AREA	Cost per Tonne
Mining	$9.29
Waste Filling	$1.99
Mucking	$0.64
Air Compressor	$0.79
Ventilation	$0.41
Pumping	$1.03
Ground Control	$1.48
Maintenance	$1.61
Haulage Mine to Plant	$2.10
Mine General	$0.54
Total per tonne	$19.88

La Luz Silver Project

          The La Luz property is located approximately 25 km west of the town of Matehuala in the San Luis Potosí state of Mexico which lies about 259 km to the south of the industrial city of Saltillo and about 170 km north of the city of San Luis Potosí.

          The property was acquired by First Majestic in November 2009 as a result of the acquisition of Normabec Mining Resources Ltd. The property consists of 36 mining concessions covering 4,976 hectares. No current plans exist for exploration or development of this property; however, due to the historic nature of this region, First Majestic’s plans will be designed to maintain and improve the area.

          Mineral reserve and resource estimates for La Luz are based on an NI 43-101 historical estimate prepared by Micon International Ltd. (William J. Lewis) for Normabec Mining Resources Ltd. in November, 2008. According to this estimate, there is an aggregate of 33,710,173 ounces of Measured and Indicated Resources (silver only), and an aggregate of 13,120,457 ounces of Inferred Resources (silver only). First Majestic has not confirmed this estimate.

Summary of Resources and Reserves

          Following is a summary of Mineral Resources and Reserves on each of First Majestic’s material properties. For further details please refer to the summary text above with respect to each property and the description in the documents incorporated by reference herein.

Table 9
Reserves and Resources
As of December 31, 2011, except Del Toro which is as of March 31, 2012

Mine	Classification R&R	Mineralization	Tonnes	Silver g/t	Lead %	Zn %	Silver only oz In Situ	Silver Equivalent (oz) (Pb-Zn) In Situ
La Encantada	Proven (UG)	Oxides	765,965	308	3.29	1.35	7,580,511	7,580,511
	Proven (OP-Tailings)	Oxides	6,877,340	121	1.10	0.66	26,754,505	26,754,505
	Probable (UG)	Oxides	437,525	313	4.84	1.23	4,399,785	4,399,785
	Proven plus Probable (oxides)		8,080,830	149	1.51	0.75	38,734,800	38,734,800
La Parrilla	Proven (UG)	Oxides	250,076	204	0.72	0.10	1,638,405	1,638,405
	Proven (OP)	Oxides	505,600	114	-	-	1,853,117	1,853,117
	Probable (UG)	Oxides	882,285	208	0.16	0.04	5,901,268	5,901,268
	Probable (OP)	Oxides	1,268,571	98	-	-	3,996,979	3,996,979
	Proven plus Probable (oxides)		2,906,532	143	0.11	0.02	13,389,770	13,389,770
	Proven (UG)	Sulfides	588,407	213	1.73	1.14	4,035,989	5,471,162
	Probable (UG)	Sulfides	3,708,433	184	1.44	2.03	21,961,702	32,906,530
	Proven plus Probable (Sulfides)		4,296,839	188	1.48	1.91	25,997,691	38,377,692
	Proven+Probable (Oxides plus sulfides)		7,203,371	170	0.92	1.15	39,387,461	51,767,462
San Martín	Proven (UG)	Oxides	719,684	217	-	-	5,017,181	5,017,181
	Probable (UG)	Oxides	327,232	231	-	-	2,433,491	2,433,491
	Proven plus Probable (oxides)		1,046,915	221	-	-	7,450,672	7,450,672
	Total Proven+Probable (Oxides plus sulfides)		16,331,117	162.98	1.15	0.88	85,572,934	97,952,935
La Encantada	Measured Plus Indicated (UG)	Oxides	4,313,824	147	1.51	2.01	20,411,399	20,411,399
La Parrilla	Measured	Oxides	327,645	150	1.75	1.30	1,576,951	1,576,951
	Plus Indicated (UG)	Sulfides	1,128,306	78	1.13	3.45	2,837,120	7,235,393
	Measured + Indicated (Oxides plus sulfides)		1,455,951	94.30	1.27	2.97	4,414,070	8,812,344

San Martín	Measured	Oxides	575,980	266	-	-	4,925,744	4,925,744
	Plus Indicated (UG)	Sulfides	606,595	66	0.89	1.86	1,288,493	2,707,051
	Measured + Indicated (Oxides plus sulfides)		1,182,575	163.44	0.45	0.96	6,214,237	7,632,795
Del Toro (1)	Measured+Indicated	Oxides	2,949,200	149	1.75	1.95	14,089,381	14,114,330
	Plus Measured+Indicated (UG)	Sulfides	6,499,783	144	2.40	3.21	30,180,698	60,345,948
	Measured + Indicated (Oxides plus sulfides)		9,448,983	146	2.20	2.82	44,270,079
La Luz (2)	Measured	Oxides	2,656,428	222			18,938,779	18,938,779
(prior 43-101)	Plus Indicated (UG-OP)	Oxides (Tailings)	1,403,233	90			4,075,305	4,075,305
		Sulfides	1,052,170	316			10,675,742	10,675,742
	Measured + Indicated (Oxides plus sulfides)		5,111,831	205.11	-	-	33,689,826
	Total Measured + Indicated (Oxides plus sulfides)		21,513,164	157.62	1.38	1.89	108,999,610
	Total Proven & Probable and Measured & Indicated (Oxides plus sulfides)		37,844,281				194,572,544
La Encantada	Inferred (UG)	Oxides	1,873,553	197	1.48	1.96	11,876,975	11,876,975
La Parrilla	Inferred (UG)	Oxides	1,505,150	204	0.30	0.14	9,893,537	9,893,537
	Inferred (OP)	Oxides	1,293,600	99			4,117,430	4,117,430
	Inferred (UG)	Sulfides	7,485,292	174	1.19	1.51	41,937,467	59,108,592
San Martín	Inferred (UG)	Oxides	5,646,955	252	-	-	45,794,040	45,794,040
	Inferred (UG)	Sulfides	3,476,075	65	0.87	2.10	7,233,600	15,998,743
Del Toro (1)	Inferred (UG)	Oxides	641,136	173	2.33	1.86	3,573,464	3,573,464
	Inferred (UG)	Sulfides	8,617,965	120	2.12	3.83	33,233,695	75,468,576
		Oxides-
La Luz (2)	Inferred (UG)	Sulfides	9,259,101	124	2.12	3.83	13,097,701	13,097,701
	Total: Inferred (Ox + Sulf.)		39,798,826	151.98	0.88	1.42	170,757,909	238,929,058

Notes:

(1)

For Del Toro, the numbers are from the Technical Report dated May 18, 2012 with a cut-off date of March 31, 2012 shown on an In-Situ basis using US$ 25.00 oz/Ag, $0.90 Lb/Pb and $0.90 Lb/Zn and $1600 /oz Au.

(2)	For La Luz, there have been no changes since the Technical Report dated July 25, 2008.

Share Capital of First Majestic

          First Majestic’s authorized capital consists of an unlimited number of common shares without par value. First Majestic has no other classes of voting securities. As of the date hereof, First Majestic has 105,882,273 common shares issued and outstanding. As of the Effective Date of the Arrangement, and assuming no further common shares of First Majestic are issued upon the exercise of outstanding warrants or options, First Majestic will have 115,267,160 common shares issued and outstanding. See “Consolidated Capitalization”.

          All of First Majestic’s authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of First Majestic, in its discretion, out of funds legally available therefor.

          Upon liquidation, dissolution or winding up of First Majestic, shareholders are entitled to receive pro rata the assets of First Majestic, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

          Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).

Consolidated Capitalization

          The following table sets forth the consolidated capitalization of First Majestic as at March 31, 2012, both before and after giving effect to the Arrangement, adjusted to give effect to the material changes in the share capital of First Majestic since March 31, 2012. The table should be read in conjunction with the First Majestic condensed consolidated interim financial statements for the period ending March 31, 2012, including the notes thereto, and management’s discussion and analysis in respect thereof and other financial information contained in or incorporated by reference in this Information Circular.

	As at March 31, 2012 (unaudited)	As at March 31, 2012 after giving effect to options exercised during the period(1)(2) (unaudited)	As at March 31, 2012 after giving effect to the Arrangement(1)(2) (unaudited)
(in thousands of dollars, except share amounts)
Current Liabilities	US$33,657	US$33,657	US$47,644
Long Term Liabilities	US$67,786(3)	US$67,786(3)	US$89,777(4)
Common Shares	US$276,590	US$278,133	US$396,040
Share Capital to be Issued	US$209 (5)	US$209(5)	US$209 (5)
Contributed Surplus	US$26,833	US$26,401	US$27,015
Retained Earnings	US$75,808	US$75,808	US$75,808
Total Capitalization	US$480,883	US$481,994	US$636,493
Convertible Securities	nil warrants 5,513,350 options(6)	nil warrants 5,135,850 options(6)	489,038 warrants 5,135,850 options(6)

Notes:

(1)	Includes the issuance since March 31, 2012 of an aggregate of 315,000 First Majestic Shares on the exercise of stock options for aggregate proceeds of US$1,111,000.

(2)

Assuming the issuance of an aggregate of 9,384,887 First Majestic Shares under the Arrangement in exchange for all outstanding Silvermex Shares (including Silvermex Shares issuable upon deemed exercise of outstanding Silvermex Options pursuant to the Arrangement); (b) all Silvermex Warrants will be exercised for Replacement Warrants under the Arrangement; and (c) no other exercise of Silvermex Warrants or Silvermex Options prior to the Effective Date.

(3)	Includes US$50,361,000 of “Deferred Income Taxes”.

(4)	Includes US$70,250,000 of “Deferred Income Taxes”.

(5)

Represents First Majestic Shares issuable at a deemed price of $4.84 per share in connection with the acquisition of First Silver Reserve Inc. by way of plan of arrangement. Further information regarding the plan of arrangement can be found in First Majestic’s AIF and First Majestic’s annual audited financial statements for the period ended December 31, 2011.

(6)

From April 1, 2012 to May 22, 2012 a total of 315,000 previously issued stock options were exercised, 62,500 previously issued stock options were cancelled at various times. These numbers include such cancellations and grants.

Price Range and Trading Volume of First Majestic Shares

          The First Majestic Shares are listed and posted for trading on the TSX and NYSE under the symbols “FR” and “AG”, respectively. The following table sets forth the high and low closing sale prices and trading volumes for the First Majestic Shares for the previous 12 months (as reported by the TSX).

Month	High ($)	Low ($)	Volume
May 1- 22, 2012	15.81	12.55	11,323,009
April 2012	16.91	14.54	10,466,599
March 2012	20.55	15.92	12,769,155
February 2012	21.68	19.13	9,784,217
January 2012	20.71	17.60	9,827,877
December 2011	18.00	15.19	14,061,648
November 2011	18.70	14.65	13,779,524
October 2011	18.07	15.02	14,535,810
September 2011	23.98	15.99	32,851,279
August 2011	23.73	18.97	23,962,505
July 2011	23.64	17.80	17,294,187
June 2011	19.76	16.07	16,354,189
May 2011	20.49	16.38	30,289,762

Prior Sales

          On December 2, 2011, First Majestic issued an aggregate of 936,230 First Majestic Shares at a deemed price of $15.06 per share to its wholly owned subsidiary, Normabec Mining Resources Ltd. (“Normabec”) in connection with an internal reorganization of First Majestic’s subsidiaries. All such shares were cancelled on December 29, 2011 upon the winding up of Normabec.

          On September 14, 2006, pursuant to a plan of arrangement (the “FSR Arrangement”) First Majestic acquired all of the issued and outstanding shares of First Silver Resources Inc. (“FSR”) which it did not already own for an aggregate of 6,712,159 First Majestic Shares and an aggregate cash payment of $777,672 paid at closing and $388,836 due on each of September 14, 2007 and September 14, 2008. Pursuant to the FSR Arrangement, former holders of shares of FSR are entitled to receive First Majestic Shares upon deposit of certificates formerly representing shares of FSR subject to and in accordance with the terms of the FSR Arrangement. During the 12 months preceding the date of this Information Circular, former shareholders of FSR have been issued an aggregate of 3,362 First Majestic Shares at a deemed price of $4.84 per share following delivery of certificates formerly representing shares of FSR. Particulars of such issuances are included in the table below.

          For the 12 month period prior to the date of this Information Circular, First Majestic has issued the First Majestic Shares and options to purchase First Majestic Shares listed in the tables below:

Share Issuances

Date	Security	Price per Security ($)	Number of Securities	Reason for Issuance
24-May-11	Common Shares	12.44	1,250	Option Exercise
31-May-11	Common Shares	4.34	80,000	Option Exercise
1-Jun-11	Common Shares	3.70	5,000	Option Exercise
1-Jun-11	Common Shares	12.44	6,250	Option Exercise
7-Jun-11	Common Shares	4.15	6,200	Option Exercise
9-Jun-11	Common Shares	4.30	87,500	Option Exercise
10-Jun-11	Common Shares	12.44	2,500	Option Exercise
10-Jun-11	Common Shares	4.15	25,000	Option Exercise
17-Jun-11	Common Shares	3.70	1,300	Option Exercise
17-Jun-11	Common Shares	12.44	750	Option Exercise
17-Jun-11	Common Shares	4.30	100,000	Option Exercise
21-Jun-11	Common Shares	3.70	2,500	Option Exercise
22-Jun-11	Common Shares	2.03	25,000	Option Exercise
22-Jun-11	Common Shares	3.70	25,000	Option Exercise
22-Jun-11	Common Shares	3.70	25,000	Option Exercise
22-Jun-11	Common Shares	3.52	25,000	Option Exercise
29-Jun-11	Common Shares	4.15	25,000	Option Exercise
29-Jun-11	Common Shares	4.15	25,000	Option Exercise
5-Jul-11	Common Shares	3.52	3,000	Option Exercise
5-Jul-11	Common Shares	4.15	15,000	Option Exercise
5-Jul-11	Common Shares	4.15	10,000	Option Exercise
5-Jul-11	Common Shares	3.70	25,000	Option Exercise
5-Jul-11	Common Shares	4.34	5,000	Option Exercise
5-Jul-11	Common Shares	4.15	18,800	Option Exercise
5-Jul-11	Common Shares	3.52	2,500	Option Exercise
5-Jul-11	Common Shares	3.70	1,250	Option Exercise
5-Jul-11	Common Shares	4.47	6,500	Option Exercise
6-Jul-11	Common Shares	3.70	2,500	Option Exercise
6-Jul-11	Common Shares	12.44	2,500	Option Exercise
6-Jul-11	Common Shares	4.15	25,000	Option Exercise
6-Jul-11	Common Shares	3.52	2,500	Option Exercise
6-Jul-11	Common Shares	3.70	2,500	Option Exercise
6-Jul-11	Common Shares	3.52	5,000	Option Exercise
7-Jul-11	Common Shares	12.44	2,000	Option Exercise
11-Jul-11	Common Shares	3.98	5,000	Option Exercise
11-Jul-11	Common Shares	12.44	750	Option Exercise
13-Jul-11	Common Shares	4.15	10,000	Option Exercise
13-Jul-11	Common Shares	3.70	5,000	Option Exercise
13-Jul-11	Common Shares	3.52	2,500	Option Exercise
13-Jul-11	Common Shares	3.52	10,000	Option Exercise
13-Jul-11	Common Shares	2.03	27,000	Option Exercise
14-Jul-11	Common Shares	12.44	1,900	Option Exercise
15-Jul-11	Common Shares	4.84	1,500	Plan of Arrangement
15-Jul-11	Common Shares	3.62	7,500	Option Exercise
15-Jul-11	Common Shares	3.62	10,000	Option Exercise
15-Jul-11	Common Shares	2.03	12,500	Option Exercise
15-Jul-11	Common Shares	2.32	12,500	Option Exercise
15-Jul-11	Common Shares	3.70	12,500	Option Exercise

Date	Security	Price per Security ($)	Number of Securities	Reason for Issuance
15-Jul-11	Common Shares	5.00	15,000	Option Exercise
18-Jul-11	Common Shares	12.44	6,250	Option Exercise
18-Jul-11	Common Shares	2.03	3,200	Option Exercise
18-Jul-11	Common Shares	3.62	25,000	Option Exercise
18-Jul-11	Common Shares	2.96	1,100	Option Exercise
18-Jul-11	Common Shares	12.44	4,300	Option Exercise
18-Jul-11	Common Shares	2.62	20,000	Option Exercise
19-Jul-11	Common Shares	3.62	25,000	Option Exercise
20-Jul-11	Common Shares	12.44	2,500	Option Exercise
20-Jul-11	Common Shares	3.70	5,000	Option Exercise
21-Jul-11	Common Shares	3.70	2,500	Option Exercise
21-Jul-11	Common Shares	12.44	3,750	Option Exercise
21-Jul-11	Common Shares	3.62	10,000	Option Exercise
21-Jul-11	Common Shares	3.52	5,000	Option Exercise
21-Jul-11	Common Shares	3.70	1,250	Option Exercise
21-Jul-11	Common Shares	3.70	2,500	Option Exercise
21-Jul-11	Common Shares	3.52	2,500	Option Exercise
21-Jul-11	Common Shares	3.62	16,500	Option Exercise
21-Jul-11	Common Shares	12.44	5,000	Option Exercise
21-Jul-11	Common Shares	3.70	2,500	Option Exercise
21-Jul-11	Common Shares	12.44	5,000	Option Exercise
22-Jul-11	Common Shares	3.52	2,000	Option Exercise
22-Jul-11	Common Shares	3.70	2,500	Option Exercise
22-Jul-11	Common Shares	3.52	20,000	Option Exercise
22-Jul-11	Common Shares	3.70	25,000	Option Exercise
22-Jul-11	Common Shares	3.62	5,900	Option Exercise
25-Jul-11	Common Shares	3.62	2,600	Option Exercise
25-Jul-11	Common Shares	12.44	500	Option Exercise
25-Jul-11	Common Shares	3.70	5,000	Option Exercise
27-Jul-11	Common Shares	3.30	50,000	Warrant Exercise
28-Jul-11	Common Shares	3.70	5,000	Option Exercise
4-Aug-11	Common Shares	12.44	5,000	Option Exercise
5-Aug-11	Common Shares	3.30	100,000	Warrant Exercise
5-Aug-11	Common Shares	12.44	1,500	Option Exercise
9-Aug-11	Common Shares	3.70	10,000	Option Exercise
9-Aug-11	Common Shares	2.03	5,000	Option Exercise
9-Aug-11	Common Shares	12.44	3,700	Option Exercise
11-Aug-11	Common Shares	12.44	3,750	Option Exercise
12-Aug-11	Common Shares	3.30	4,000	Warrant Exercise
12-Aug-11	Common Shares	3.30	15,000	Warrant Exercise
12-Aug-11	Common Shares	3.30	5,000	Warrant Exercise
18-Aug-11	Common Shares	3.30	50,000	Warrant Exercise
19-Aug-11	Common Shares	3.30	12,500	Warrant Exercise
22-Aug-11	Common Shares	4.32	30,000	Option Exercise
22-Aug-11	Common Shares	12.44	3,750	Option Exercise
22-Aug-11	Common Shares	12.44	5,000	Option Exercise
25-Aug-11	Common Shares	4.32	5,000	Option Exercise
25-Aug-11	Common Shares	12.44	50	Option Exercise
25-Aug-11	Common Shares	12.44	3,750	Option Exercise
25-Aug-11	Common Shares	4.41	100,000	Option Exercise

Date	Security	Price per Security ($)	Number of Securities	Reason for Issuance
25-Aug-11	Common Shares	3.30	62,500	Warrant Exercise
26-Aug-11	Common Shares	3.62	10,000	Option Exercise
26-Aug-11	Common Shares	3.62	15,000	Option Exercise
30-Aug-11	Common Shares	3.70	5,000	Option Exercise
31-Aug-11	Common Shares	12.44	8,750	Option Exercise
1-Sep-11	Common Shares	12.44	2,500	Option Exercise
2-Sep-11	Common Shares	12.44	1,000	Option Exercise
6-Sep-11	Common Shares	12.44	3,750	Option Exercise
8-Sep-11	Common Shares	3.30	12,500	Warrant Exercise
9-Sep-11	Common Shares	12.44	1,875	Option Exercise
12-Sep-11	Common Shares	12.44	1,875	Option Exercise
15-Sep-11	Common Shares	4.84	12	Plan of Arrangement
15-Sep-11	Common Shares	4.84	50	Plan of Arrangement
30-Sep-11	Common Shares	4.47	6,000	Option Exercise
17-Oct-11	Common Shares	4.84	250	Plan of Arrangement
17-Oct-11	Common Shares	4.84	500	Plan of Arrangement
9-Nov-11	Common Shares	2.03	2,500	Option Exercise
16-Nov-11	Common Shares	4.32	35,000	Option Exercise
17-Nov-11	Common Shares	4.84	500	Plan of Arrangement
28-Nov-11	Common Shares	4.32	35,000	Option Exercise
28-Nov-11	Common Shares	4.41	50,000	Option Exercise
30-Nov-11	Common Shares	4.84	1,500	Plan of Arrangement
2-Dec-11	Common Shares	15.06	936,230	Reorganization of Subsidiaries
12-Dec-11	Common Shares	4.41	50,000	Option Exercise
19-Dec-11	Common Shares	12.44	3,750	Option Exercise
19-Dec-11	Common Shares	12.44	6,250	Option Exercise
20-Dec-11	Common Shares	3.52	2,500	Option Exercise
20-Dec-11	Common Shares	3.15	6,250	Option Exercise
20-Dec-11	Common Shares	12.44	4,400	Option Exercise
21-Dec-11	Common Shares	4.84	300	Plan of Arrangement
22-Dec-11	Common Shares	3.70	2,500	Option Exercise
3-Jan-12	Common Shares	12.44	37,500	Option Exercise
6-Jan-12	Common Shares	12.44	18,750	Option Exercise
9-Jan-12	Common Shares	12.44	1,875	Option Exercise
10-Jan-12	Common Shares	12.44	2,500	Option Exercise
11-Jan-12	Common Shares	12.44	1,875	Option Exercise
12-Jan-12	Common Shares	4.84	250	Plan of Arrangement
17-Jan-12	Common Shares	3.98	15,000	Option Exercise
17-Jan-12	Common Shares	2.03	23,000	Option Exercise
26-Jan-12	Common Shares	4.47	5,000	Option Exercise
26-Jan-12	Common Shares	2.03	9,300	Option Exercise
26-Jan-12	Common Shares	3.74	10,000	Option Exercise
30-Jan-12	Common Shares	12.44	2,500	Option Exercise
30-Jan-12	Common Shares	12.44	5,625	Option Exercise
30-Jan-12	Common Shares	12.44	2,000	Option Exercise
30-Jan-12	Common Shares	3.70	5,000	Option Exercise
30-Jan-12	Common Shares	5.00	65,000	Option Exercise
30-Jan-12	Common Shares	2.03	50,000	Option Exercise
30-Jan-12	Common Shares	5.00	15,000	Option Exercise

Date	Security	Price per Security ($)	Number of Securities	Reason for Issuance
31-Jan-12	Common Shares	12.44	2,000	Option Exercise
31-Jan-12	Common Shares	5.00	15,000	Option Exercise
31-Jan-12	Common Shares	3.70	10,000	Option Exercise
1-Feb-12	Common Shares	12.44	1,875	Option Exercise
1-Feb-12	Common Shares	12.44	5,600	Option Exercise
2-Feb-12	Common Shares	12.44	1,500	Option Exercise
3-Feb-12	Common Shares	4.34	65,900	Option Exercise
3-Feb-12	Common Shares	3.52	10,000	Option Exercise
3-Feb-12	Common Shares	3.70	5,000	Option Exercise
3-Feb-12	Common Shares	12.44	5,625	Option Exercise
16-Feb-12	Common Shares	12.44	13,100	Option Exercise
17-Feb-12	Common Shares	12.44	1,125	Option Exercise
23-Feb-12	Common Shares	3.70	25,000	Option Exercise
18-Apr-12	Common Shares	3.70	25,000	Option Exercise
20-Apr-12	Common Shares	2.03	25,000	Option Exercise
23-Apr-12	Common Shares	12.44	2,500	Option Exercise
23-Apr-12	Common Shares	12.44	7,500	Option Exercise
24-Apr-12	Common Shares	12.44	26,500	Option Exercise
26-Apr-12	Common Shares	2.03	100,000	Option Exercise
26-Apr-12	Common Shares	2.03	75,000	Option Exercise
27-Apr-12	Common Shares	12.44	3,500	Option Exercise
30-Apr-12	Common Shares	2.03	50,000	Option Exercise

Option Grants

Date	Security	Exercise Price per Security ($)	Number of Securities
10-May-11	Stock Options	19.02	50,000
30-May-11	Stock Options	20.03	10,000
5-Jul-11	Stock Options	17.80	10,000
3-Oct-11	Stock Options	15.99	75,000
21-Nov-11	Stock Options	15.55	200,000
9-Dec-11	Stock Options	16.09	612,000
3-Jan-12	Stock Options	17.89	990,000
10-Feb-12	Stock Options	19.29	50,000
13-Mar-12	Stock Options	18.38	5,000

Risk Factors

          Investing in securities of First Majestic involves a significant degree of risk and must be considered speculative due to the high-risk nature of First Majestic’s business. Silvermex shareholders should carefully consider the information included or incorporated by reference in this Information Circular and First Majestic’s historical consolidated financial statements and related notes thereto before making a decision concerning the Arrangement. There are various risks, including those discussed in First Majestic’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of First Majestic.

These risk factors, together with all of the other information included, or incorporated by reference in this Information Circular, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in such securities is made.

Auditors, Registrar and Transfer Agent

          The auditors of First Majestic are Deloitte & Touche LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

          The transfer agent and registrar for First Majestic’s common shares is Computershare Trust Company of Canada at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

          On completion of the Arrangement, First Majestic will continue to be a corporation existing under the Business Corporations Act and the former Silvermex Securityholders will be securityholders of First Majestic. The business and operations of First Majestic and Silvermex will be consolidated and the principal executive office of the Combined Company will be located at First Majestic’s current head office being 1805 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Organization Chart

          The following chart shows the corporate relationship between First Majestic and Silvermex and its material subsidiaries following the completion of the Arrangement:

Directors and Officers of the Combined Company

          Information about the current directors and executive officers of First Majestic is as set forth in First Majestic’s AIF, which is incorporated by reference into this Information Circular. Following the Effective Date, it is anticipated that the board of directors of First Majestic will be comprised of seven directors, who are expected to be the current members of the First Majestic Board, being Keith Neumeyer, Ramon Davila, Robert A. McCallum, Douglas Penrose, Tony Pezzotti, David Shaw and Robert Young.

Description of Share Capital

          The share capital of First Majestic will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the First Majestic Shares and Replacement Warrants as part of the Arrangement. For a description of the share capital of First Majestic and the rights attached to the First Majestic Shares see “Information Concerning First Majestic – Share Capital of First Majestic”.

Selected First Majestic Unaudited Pro Forma Consolidated Financial Information

          The selected unaudited pro forma consolidated financial information of First Majestic set forth below should be read in conjunction with First Majestic’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix C to this Information Circular. The unaudited pro forma condensed consolidated statement of financial position has been prepared from the unaudited condensed consolidated statements of financial position of First Majestic and Silvermex as at March 31, 2012 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on March 31, 2012. The unaudited pro forma consolidated statement of income for the year ended December 31, 2011 has been prepared from the audited statement of income of First Majestic and the statement of comprehensive loss of Silvermex for the year ended December 31, 2011 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2011. The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2012 has been prepared from the unaudited statement of income of First Majestic and the statement of comprehensive loss of Silvermex for the three months ended March 31, 2012 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2011.

          The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between First Majestic and Silvermex. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of First Majestic and the accompanying notes included in Appendix C to this Information Circular.

	Three months	Year ended
	ended	December 31,
(in thousands of US dollars)	March 31, 2012	2011

Statement of Income data:
Revenue	60,743	262,471
Mine operating earnings	35,729	169,648
Operating earnings	24,723	135,284

Net earnings	23,008	99,488

Earnings per First Majestic Share:
Basic earnings per share	0.20	0.88
Diluted earnings per share	0.19	0.85

As at
(in thousands of US dollars)	March 31, 2012

Statement of Financial Position data:
Cash and cash equivalents	96,285
Total assets	633,593
Total current liabilities	47,644
Total liabilities	137,421

Shareholders’ equity	496,172

Post-Arrangement Shareholdings and Principal Shareholders

          Assuming that all of the Silvermex Warrantholders elect to receive Replacement Warrants in exchange for their Silvermex Warrants, it is expected that, pursuant to the Arrangement, Silvermex Shareholders (including Silvermex Optionholders immediately before the Arrangement) will receive approximately 9,384,887 First Majestic Shares in exchange for the outstanding Silvermex Shares, and a further approximately 489,038 First Majestic Shares will be issuable pursuant to the exercise of outstanding Replacement Warrants issued to former Silvermex Warrantholders. Immediately following completion of the Arrangement, First Majestic shareholders will hold approximately 91.9% of the First Majestic Shares issued and outstanding, while Silvermex Shareholders (including Silvermex Optionholders immediately before the Arrangement) will hold approximately 8.1% of the First Majestic Shares issued and outstanding (on a non-diluted basis).

          To the knowledge of the directors and executive officers of First Majestic, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of First Majestic carrying 10% or more of the voting rights attached to any class of voting securities of First Majestic.

THE ARRANGEMENT AGREEMENT

          The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Silvermex’s profile at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement attached as Appendix B to this Information Circular.

The Arrangement

          The Arrangement Agreement provides that First Majestic will acquire all of the issued and outstanding Silvermex Shares by way of the Arrangement under the Business Corporations Act. For more information regarding the Arrangement, see “The Arrangement”.

Representations, Warranties and Covenants of Silvermex

          The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Silvermex in respect of matters pertaining to, among other things, its incorporation and organization (and that of each of the Silvermex Subsidiaries), its capitalization, its authority to enter into and to perform its obligations under the Arrangement Agreement, the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents, the ownership of the Silvermex Subsidiaries, its status as a “reporting issuer” in the applicable jurisdictions, its public record of disclosure documents, the absence of cease trade orders, its status as a “foreign private issuer” under United States securities laws, its financial statements, its conduct of business in the ordinary course since December 31, 2011, its minute books, financial books, records and accounts, its employees and employee benefits, its obligations with respect to debt instruments, its interests in real property, its insurance policies, its material agreements and the absence of any breach thereof other than otherwise disclosed, the absence of undisclosed litigation matters, certain tax matters, its compliance with applicable Laws, the absence of restrictions on its business practices, the absence of any undisclosed material liabilities, the condition and sufficiency of its assets, certain environmental matters, mineral rights, its mineral resources and reserves, its making of full disclosure to First Majestic and the absence of any other negotiations.

          The Arrangement Agreement, includes, among other things, negative and affirmative covenants of Silvermex customary for transactions of this nature, relating to among other things, the continuation of conduct of its business and corporate matters, maintenance and preservation of the goodwill of Silvermex and the Silvermex Subsidiaries, the maintenance and preservation of its mineral rights and licences, its capitalization and corporate structure, production of documents and information, the provision of access to Silvermex’s and the Silvermex Subsidiaries’ properties and personnel, modification of material obligations, maintenance of representations and warranties, notification being made to First Majestic upon the occurrence of certain events, certain tax matters, the performance of acts, maintenance of representations and warranties, and other things necessary or desirable in order to consummate and make effective the transactions contemplated under the Arrangement Agreement.

Representations, Warranties and Covenants of First Majestic

          The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of First Majestic in respect of matters pertaining to, among other things, its incorporation and organization (and that of each of the First Majestic Material Subsidiaries), its authority to enter into and to perform its obligations under the Arrangement Agreement, the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents, the ownership of the First Majestic Material Subsidiaries, its status as a “reporting issuer” in the applicable jurisdictions, its conduct of business in the ordinary course since December 31, 2011, the absence of any breach to its compliance with applicable Laws, the absence of undisclosed litigation matters, the absence of any breach of its material agreements other than otherwise disclosed, its making of full disclosure to Silvermex, and the absence of any other negotiations.

          The Arrangement Agreement includes, among other things, negative and affirmative covenants of First Majestic customary for transactions of this nature, relating to among other things the entering into of a reorganization, amalgamation, merger or consolidation that would reasonably be expected to materially delay the Arrangement, notification being made to Silvermex upon the occurrence of certain events, indemnification of Silvermex directors and officers, maintenance of representations and warranties, compliance with applicable Laws and the terms of the Interim Order and Final Order, and the performance of acts and other things necessary or desirable in order to consummate and make effective the transactions contemplated under the Arrangement Agreement.

Conditions to the Arrangement

          The obligations of Silvermex and First Majestic to consummate the Arrangement are subject to the satisfaction of certain mutual conditions relating to, among other things:

(a)	approval of the Arrangement Resolution at the Meeting;

(b)	the receipt of the Interim Order;

(c)	the receipt of the Final Order;

(d)

the absence of any order or decree or proceeding restraining or enjoining or that would if successful restrain or enjoin the consummation of the transactions contemplated by the Arrangement Agreement or that would otherwise be inconsistent with the Regulatory Approvals obtained;

(e)	the Arrangement Agreement will not have been terminated in accordance with its terms;

(f)	Silvermex having received any required approval of the TSX;

(g)	the authorization for listing of the First Majestic Shares issuable under the terms of the Plan of Arrangement on the TSX and the NYSE;

(h)

the distribution of the First Majestic Shares and Replacement Warrants being exempt from prospectus requirements of applicable Securities Laws in Canada and exempt from registration requirements under the U.S. Securities Act;

(i)	the Antitrust Clearance having been obtained on terms and conditions satisfactory to each of First Majestic and Silvermex; and

(j)	the receipt of all other required material consents, waivers, permits, order and approvals.

          The obligations of First Majestic to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things, the performance of all of Silvermex’s covenants, the accuracy of each of Silvermex’s representations and warranties, the absence of any Material Adverse Change to Silvermex, all necessary corporate action having been taken by the Silvermex Board to permit consummation of the Arrangement, holders of no more than 5% of the outstanding Silvermex Shares having exercised Dissent Rights, the absence of any pending or threatened suit or action by any Governmental Entity, that has any reasonable likelihood of success, seeking to restrain or prohibit the consummation of Arrangement, or seeking to prohibit or materially limit the ownership or operation of by First Majestic or any of the First Majestic Material Subsidiaries of any material potion of the business or assets of Silvermex or any Silvermex Subsidiary, receipt by First Majestic of all consents, approvals, authorizations and waivers of any persons (other than Governmental Entities) which are required, necessary or desirable for the completion of the Arrangement on terms acceptable to First Majestic, compliance with the Voting Agreements and the Sprott Voting Agreement by the Parties thereto, and the provision by Silvermex to First Majestic, on or before the Effective Date, of written resignations from all directors and officers of Silvermex and the Silvermex Subsidiaries.

          The obligations of Silvermex to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things, the performance of all of First Majestic’s covenants, the accuracy of each of First Majestic’s representations and warranties, the absence of any Material Adverse Change to First Majestic, and all necessary corporate action having been taken by First Majestic’s board of directors to permit consummation of the Arrangement and the issue of First Majestic Shares pursuant to the Arrangement and upon the exercise of the Replacement Warrants.

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

          Under the Arrangement Agreement, Silvermex has agreed to certain non-solicitation covenants which provide among other things, that it (and its officers, directors, employees, representatives, or agents of it or any Silvermex Subsidiary) will not:

(a)

solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding any Acquisition Proposal;

(c)

withdraw, modify or qualify or propose publicly to withdraw, modify or qualify in a manner adverse to First Majestic the approval of the Silvermex Board or any committee thereof of the transactions contemplated under the Arrangement Agreement;

(d)	approve or recommend or propose publicly to approve or recommend any Acquisition Proposal or remain neutral with respect to an Acquisition Proposal which has been publicly announced, or

(e)	enter into any letter of intent, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted under the Arrangement Agreement).

          Notwithstanding the above, nothing will prevent the Silvermex Board prior to the Meeting from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information in accordance with the terms of the Arrangement Agreement, regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of the Arrangement Agreement and that the Silvermex Board determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to constitute a Superior Proposal. Silvermex will not consider, negotiate, accept or recommend an Acquisition Proposal after the date of the Meeting.

          Silvermex will, and will cause its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it, to cease all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Silvermex will, other than with respect to First Majestic and its advisors, employees and agents, (i) deny access to all Parties to any and all data rooms which may have been opened, and (ii) immediately request the return of all confidential non-public information provided to any third Parties who have entered into a confidentiality agreement with Silvermex relating to a potential Acquisition Proposal, will use all reasonable efforts to ensure that such requests are honoured and will immediately advise First Majestic orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement. Silvermex may only amend, modify, waive or fail to enforce any obligation under a confidentiality or standstill agreement between Silvermex and a third Party in order to allow such Person to propose to the Silvermex Board an unsolicited written Acquisition Proposal.

          Silvermex will promptly notify First Majestic, at first orally and then in writing, of any Acquisition Proposal and any enquiry that could lead to an Acquisition Proposal. Such notice will include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, enquiry or contact, a copy of any written form of Acquisition Proposal and provide such other details of the proposal, enquiry or contact as First Majestic may reasonably request. In addition, Silvermex has an obligation to keep First Majestic fully informed with respect to the status of any Acquisition Proposal or enquiry, and provide to First Majestic copies of all correspondences and other written material sent or provided to or by Silvermex in connection with any Acquisition Proposal. If Silvermex provides confidential non-public information to a third Party who has made an unsolicited bona fide written Acquisition Proposal, Silvermex must obtain a confidentiality agreement from the third Party that is substantively the same as the Confidentiality Agreement. Silvermex will also send a copy of any such confidentiality agreement to First Majestic and concurrently provide First Majestic with a list or copies of the information provided to the third Party and access to similar information if not already provided.

          Silvermex will not, except with the prior written consent of First Majestic or upon the passing of the Effective Time or termination of the Arrangement Agreement, take any action to terminate, amend, extend the “Separation Time” under or waive the Silvermex Shareholder Rights Plan or its application to any Acquisition Proposal, or any Person making an Acquisition Proposal, not subject to the Silvermex Shareholder Rights Plan unless the Acquisition Proposal constitutes a Superior Proposal and Silvermex has complied with terms of the Arrangement Agreement and provided further that any such termination, amendment, extension, waiver or redemption cannot be effective until after the Meeting. In the event that any Person requests any Governmental Entity to invalidate or cease trade the Silvermex Shareholder Rights Plan, Silvermex will oppose any such application unless the Silvermex Board determines, after consultation with outside legal counsel, that to do so is not consistent with its fiduciary duties.

          Provided Silvermex has complied with the foregoing, Silvermex may, prior to the Meeting, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if the following conditions are met:

(a)	Silvermex has provided First Majestic with

i.	a copy of the Superior Proposal document and all related documents,

ii.

written notice advising First Majestic of the determination of the Silvermex Board that the Acquisition Proposal is a Superior Proposal and that the Silvermex Board has resolved, subject to compliance with the terms of the Arrangement Agreement and the termination of the Arrangement Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, and

iii.

written notice from the Silvermex Board regarding the value in financial terms that the Silvermex Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(b)	five Business Days have elapsed since the date First Majestic received the documentation set out in paragraph (a) above (the “Match Period”); and

(c)

Silvermex has previously or concurrently will have paid to First Majestic the Termination Payment, if any, payable under the Arrangement Agreement, and terminated the Arrangement Agreement in accordance with its terms.

First Majestic Right to Match

          During the March Period, First Majestic will have the right to offer to amend the terms of the Arrangement Agreement, and Silvermex will co-operate with First Majestic with respect thereto, including negotiating in good faith with First Majestic during the Match Period. The Silvermex Board will review any offer by First Majestic to amend the terms of the Arrangement Agreement in order to determine, in good faith and in the exercise of its fiduciary duties, whether First Majestic’s offer upon acceptance by Silvermex would result in such Superior Proposal ceasing to be a Superior Proposal. If the Silvermex Board so determines, it will enter into an amended agreement with First Majestic reflecting First Majestic’s amended proposal. If the Silvermex Board continues to believe, in good faith and after consultations with financial advisors and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects First Majestic’s amended proposal, Silvermex may terminate the Arrangement Agreement; provided, however, that Silvermex must concurrently therewith pay to First Majestic the Termination Payment, if any, payable under the terms of the Arrangement Agreement and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal.

          The Silvermex Board will promptly reaffirm its recommendation of the Arrangement by press release: (i) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) after the Silvermex Board determines that a proposed amendment to the provisions of the Arrangement Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any reasonable request from First Majestic to do so. Such press release will state that the Silvermex Board has determined that such Acquisition Proposal is not a Superior Proposal.

          If, less than six Business Days before the Meeting, Silvermex has provided First Majestic with a notice of a Superior Proposal, an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at First Majestic’s request, Silvermex will postpone or adjourn the Meeting to a date acceptable to First Majestic and Silvermex, acting reasonably, which will not be less than five Business Days and not more than 10 Business Days after the scheduled date of the Meeting and will, in the event that First Majestic and Silvermex amend the terms of the Arrangement Agreement, ensure that the details of such amended Arrangement Agreement are communicated to the Silvermex Securityholders at or prior to the resumption of the adjourned Meeting.

Termination

          The Arrangement Agreement may be terminated at any time prior to the Effective Date, whether before or after the holding of the Meeting:

(a)	by the mutual agreement of First Majestic and Silvermex;

(b)	by either First Majestic or Silvermex if

i.

the transactions contemplated under the Arrangement are illegal or otherwise prohibited with respect to any Law or are contrary to any injunction order, decree or ruling of a Governmental Entity that is final and non-appealable,

ii.	subject to compliance with the notice and cure provisions of the Arrangement Agreement,

A.	the other Party is in default of a covenant or obligation, or

B.

any representation or warranty of the other Party under the Arrangement Agreement is untrue or incorrect and will have become untrue or incorrect such that the condition requiring the accuracy of the other Party’s representations and warranties would be incapable of satisfaction, provided that the Party seeking to terminate the Arrangement Agreement is not then in breach of the Arrangement Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

iii.

the Arrangement will not have been approved by the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order;

(c)	by First Majestic if

i.

Silvermex will have failed to recommend or has withdrawn, qualified or modified or changed in a manner adverse to First Majestic its approval or recommendation of the Arrangement Agreement or the Arrangement or will have recommended or approved an Acquisition Proposal,

ii.

through no fault of First Majestic the Arrangement will not have been submitted for the approval of the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order, or

iii.

the Silvermex Board will have failed to reaffirm its recommendation of the Arrangement and the Arrangement Agreement as promptly as practicable after receipt of any reasonable request from First Majestic to do so and in any event within five Business Days after a public announcement of any Acquisition Proposal;

(d)

by Silvermex in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with the terms of the Arrangement Agreement and the payment of the Termination Payment; or

(e)	if the Effective Date does not occur on or prior to the Outside Date, then the Arrangement Agreement will terminate without further action by either Party.

Termination Payment

          Under the Arrangement Agreement, Silvermex is obligated to pay to First Majestic the Termination Payment of $6.14 million as liquidated damages if the Arrangement Agreement is terminated by:

(a)	Silvermex in order to enter into a definitive written agreement with respect to a Superior Proposal;

(b)	First Majestic if

i.

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Silvermex is in default of a covenant or obligation under the Arrangement Agreement so as to cause any condition in favour of First Majestic not to be satisfied, provided First Majestic is not in default of a covenant or obligation under the Arrangement Agreement so as to cause any condition in favour of both Parties or in favour of Silvermex not to be satisfied,

ii.

Silvermex will have failed to recommend or has withdrawn, qualified or modified or changed in a manner adverse to First Majestic its approval or recommendation of the Arrangement Agreement or the Arrangement or will have recommended or approved an Acquisition Proposal,

iii.

the Silvermex Board will have failed to reaffirm its recommendation of the Arrangement and the Arrangement Agreement as promptly as practicable after receipt of any reasonable request from First Majestic to do so and in any event within five Business Days after a public announcement of any Acquisition Proposal, or

iv.

through no fault of First Majestic the Arrangement will not have been submitted for the approval of the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order where Silvermex is in default of a covenant or obligation under the Arrangement Agreement so as to cause the Arrangement not to have been submitted for the approval of Silvermex Securityholders on or before the Meeting Deadline; or

(c)

either Silvermex or First Majestic where the Arrangement will not have been approved by the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order where

i.	an Acquisition Proposal is publicly announced or made to the Silvermex Shareholders and is not publicly withdrawn prior to the Meeting,

ii.	the Arrangement Resolution is not approved at the Meeting, and

iii.	an Acquisition Proposal is consummated within 12 months of such termination.

          The Termination Payment is the sole monetary remedy available to First Majestic upon the occurrence of the events set out above. The Parties have agreed in the event of any breach or threatened breach of the Arrangement Agreement by one of the Parties, the non breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of the Arrangement Agreement but will be in addition to all other remedies available at law or equity to the Parties. The payment of the Termination Payment does not preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of the Arrangement Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

REGULATORY MATTERS

          The consummation of the Arrangement is, or may be, conditional upon certain filings with, notices to and consents, approvals and actions of, various Agencies with respect to the transactions contemplated by the Arrangement Agreement being made and received prior to the Effective Time. These approvals are summarized below.

Canadian Securities Law Matters

          Silvermex is a reporting issuer in British Columbia, Alberta and Ontario. Silvermex Shares currently trade on the TSX. After the Arrangement, First Majestic intends to de-list the Silvermex Shares from the TSX, and First Majestic will apply to the applicable Canadian Securities Authorities to have Silvermex cease to be a reporting issuer. First Majestic is a reporting issuer in all the provinces of Canada. First Majestic Shares are listed on the TSX.

          The First Majestic Shares and Replacement Warrants to be issued to Silvermex Securityholders pursuant to the Arrangement will be issued pursuant to an exemption from the prospectus requirements of applicable securities laws of the provinces and territories of Canada under Section 2.11 of NI 45-106 and will generally not be subject to any resale restrictions under such securities laws (provided that (i) First Majestic is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade, (ii) the trade is not a control distribution, (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade, (v) if the selling security holder is an insider or officer of First Majestic, the selling security holder has no reasonable grounds to believe that First Majestic is in default of securities legislation, and (vi) such holder is not a person or company engaged in or holding itself out as engaging in the business of trading securities or such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements). Silvermex Securityholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of First Majestic Shares or Replacement Warrants received on completion of the Arrangement.

United States Securities Law Matters

          The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Silvermex Securityholders. All Silvermex Securityholders are urged to consult with their own legal advisors to ensure that the resale of First Majestic Shares issued to them under the Arrangement complies with applicable U.S. federal and state securities laws. Further information applicable to U.S. Silvermex Securityholders is disclosed under “General Information Concerning the Meeting and Voting – Notice to Silvermex Securityholders in the United States”.

          The issue of First Majestic Shares and Replacement Warrants, and the subsequent resale of these shares or warrants held by former Silvermex Securityholders, will be subject to U.S. Securities Laws, including the U.S. Securities Act.

          The following discussion does not address the Securities Act or any other Canadian provincial securities legislation that will apply to the issue and resale of the First Majestic securities to Silvermex Securityholders within Canada.

Exemption relied upon from the Registration Requirements of the U.S. Securities Act

          The First Majestic Shares and Replacement Warrants to be issued by First Majestic pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such issue will be effected in reliance on the Section 3(a)(10) Exemption. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in specified exchange transactions from the registration requirement under the U.S. Securities Act where, among other things, the fairness of the terms and conditions of the issuance and exchange of such securities have been approved by the court or governmental authority expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities are proposed to be issued have the right to appear and receive timely notice thereof. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the First Majestic Shares and Replacement Warrants issued in connection with the Arrangement.

          Since the Replacement Warrants and the underlying First Majestic Shares issuable upon exercise of the Replacement Warrants have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States, the Replacement Warrants will not be exercisable by or on behalf of a U.S. Person or a person in the United States unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available.

Resales of First Majestic Shares and Replacement Warrants within the United States after the Effective Time

          The resale rules under the U.S. Securities Act applicable to Silvermex Securityholders are summarized below.

Non-Affiliates Before and After the Effective Time

          Silvermex Securityholders may resell such First Majestic Shares and Replacement Warrants without restriction under the U.S. Securities Act if they are not “affiliates” of the Combined Company and were not affiliates of First Majestic within 90 days before the Effective Time of the Arrangement. An “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers or directors of an issuer, and any person who beneficially owns or controls 10% or more of the voting securities of an issuer, are considered to be its “affiliates”.

Affiliates Before or After the Effective Time

          Silvermex Securityholders who are affiliates of the Combined Company or who were affiliates of First Majestic within 90 days of the Effective Time of the Arrangement, will be subject to restrictions on resale of such First Majestic Shares and Replacement Warrants imposed by the U.S. Securities Act. These affiliates or former affiliates may not resell their First Majestic Shares or Replacement Warrants unless such securities are registered under the U.S. Securities Act or an exemption from registration (such as the safe harbour provided for in Rule 144 under the U.S. Securities Act) is available.

Resales of First Majestic Shares and Replacement Warrants Outside the United States After the Effective Time

          In the alternative, and subject to applicable Canadian requirements and the following limitations, Silvermex Securityholders may immediately resell any First Majestic Shares and Replacement Warrants issued in connection with the Arrangement outside the United States without registration under the U.S. Securities Act.

          For so long as the Combined Company remains a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, Silvermex Securityholders may resell their First Majestic Shares and Replacement Warrants issued in connection with the Arrangement in an “offshore transaction” within the meaning of Regulation S.

          For purposes of Regulation S, an “offshore transaction” is a transaction that meets the following requirements: (i) the offer is not made to a person in the United States; (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would currently include the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States; and (iii) neither the seller, or any of its affiliates, or any person acting on their behalf, engages in any “directed selling efforts” in the United States.

          For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.

          As a practical matter, the availability of Regulation S for resales of First Majestic Shares will depend primarily upon whether the Combined Company maintains a listing for such securities on the TSX (or some other “designated offshore securities market,” as defined by Regulation S). First Majestic has applied for approval to list the First Majestic Shares issuable by First Majestic under the Arrangement on the TSX. Such approval, if granted, will be subject to the satisfaction of customary conditions. Although Silvermex has been advised that First Majestic expects to obtain such listing in the ordinary course, there can be no assurance that such a listing will be obtained or that it will be maintained. Certain additional restrictions are applicable (i) to a holder of First Majestic Shares who is an affiliate of the Combined Company other than by virtue of his or her status as its officer or director; or (ii) if the Combined Company does not qualify as a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act at the time of resale. While Silvermex and First Majestic currently satisfy the definition of a “foreign private issuer” in Rule 405 under the U.S. Securities Act, there can be no assurance that the Combined Company will remain such into the future.

Special Transaction Rules

          Since Silvermex is a reporting issuer in Ontario, the Arrangement is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure that all securityholders are treated in a manner that is fair, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101).

          The Arrangement is a business combination under MI 61-101 since, as described below, Duane A. Nelson, Chief Executive Officer and director of Silvermex and Michael H. Callahan, President and director of Silvermex, are related parties of Silvermex and are entitled to receive a “collateral benefit” (as such term is defined in MI 61-101) as a consequence of the Arrangement.

Minority Approval

          MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to “minority approval” (as such term is defined in MI 61-101). In relation to the Arrangement and for purposes of the required Silvermex Securityholder approval for the Arrangement, the “minority” shareholders of Silvermex are all Silvermex Shareholders other than (i) Silvermex, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101.

          As described below, Mr. Nelson and Mr. Callahan are interested parties in connection with the Arrangement and are entitled to receive a “collateral benefit” such that any Silvermex Shares beneficially owned, or over which control or direction is exercised by Messrs. Nelson and Callahan or any of their joint actors must be excluded for purposes of determining whether minority approval has been obtained.

          To the knowledge of the directors and executive officers of Silvermex, after reasonable inquiry, Silvermex has determined that:

  As of the date the Arrangement Agreement and as of the date of this Information Circular, Mr. Nelson owned beneficially or exercised control or direction over 1,864,734 Silvermex Shares and 1,975,000 Silvermex Options, which together represent approximately 1.6% of the issued and outstanding Silvermex Shares as of such date (assuming that such Silvermex Options, and no other Silvermex Options, have been exercised). In accordance with the terms of his Voting Agreement, Mr. Nelson is obligated to vote these Silvermex Shares and Silvermex Options in favour of the Arrangement Resolution. However, the votes attached to the 1,864,734 Silvermex Shares held by Mr. Nelson will be excluded for the purposes of determining whether minority approval of the Arrangement Resolution has been obtained.

  As of the date of the Arrangement Agreement and as of the date of this Information Circular, Mr. Callahan owned beneficially or exercised control or direction over 225,000 Silvermex Shares and 2,825,000 Silvermex Options, which together represent approximately 1.2% of the issued and outstanding Silvermex Shares as of such date (assuming that such Silvermex Options, and no other Silvermex Options, have been exercised). In accordance with the terms of his Voting Agreement, Mr. Callahan is obligated to vote these Silvermex Shares and Silvermex Options in favour of the Arrangement Resolution. However, the votes attached to the 225,000 Silvermex Shares held by Mr. Callahan will be excluded for the purposes of determining whether minority approval of the Arrangement Resolution has been obtained.

Formal Valuation Requirements

          MI 61-101 requires in certain circumstances that an issuer carrying out a business combination obtain a formal valuation prepared by an independent valuator. The Arrangement is not a prescribed class of business combination for which a formal valuation is required pursuant to MI 61-101.

Disclosure Concerning Certain Benefits

          Pursuant to MI 61-101, votes attached to Silvermex Shares held by Silvermex Shareholders that receive a “collateral benefit” (as defined in MI 61-101) in connection with a business combination must be excluded in determining whether “minority approval” (as such term is defined in MI 61-101) has been obtained. A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of Silvermex (which includes the directors and senior officers of Silvermex and its subsidiaries) is entitled to receive as a consequence of the Arrangement, including a lump sum payment or an enhancement in benefits related to past or future services as an employee, director or consultant of Silvermex; however, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

          Under MI 61-101, a benefit received by a related party of Silvermex is not considered to be a collateral benefit if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Silvermex or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in this Information Circular, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding Silvermex Shares, or (B) (x) the related party discloses to an independent committee of Silvermex the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Silvermex Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (x), and (z) the independent committee’s determination is disclosed in this Information Circular.

          Silvermex has written employment or consulting agreements (together referred to as the “employment agreements”) with the following officers of Silvermex: (i) Duane Nelson, Chief Executive Officer, (ii) Michael Callahan, President, (iii) Lisa Dea, Vice President Finance and Chief Financial Officer, (iv) Marien Segovia, Corporate Secretary, (v) Fiona Grant, Manager of Investor Relations and (vi) Clyde Peppin, General Manager (Mexico) (together, referred to as the “Senior Officers”). As described below, such employment agreements provide for payments in certain circumstances, including upon a change of control. The payments that each of Messrs. Nelson and Callahan, each being a director and/or senior officer of Silvermex, may receive under the terms of their employment agreements as a result of the completion of the Arrangement may result in such payments and benefits being characterized as “collateral benefits”.

Termination of Employment Agreements

          The Senior Officers’ employment agreements provide for termination payments in certain circumstances, including by Silvermex without cause and in certain circumstances in connection with a change of control. A change of control is defined in the employment agreements to include, among other things, a transaction which results in the transfer of more than 50% of the total voting power of Silvermex to an acquiror. As such, the Arrangement will constitute a change of control pursuant to the employment agreements.

          In the event that Silvermex terminates the employment agreement of any of the Senior Officers without cause within twelve months after a change of control Silvermex is required to pay compensation to such Senior Officer. The amounts required to be paid in such circumstances are generally tied to the Senior Officer’s current annual compensation, as set out in more detail in the table below. Under the employment agreements for Duane Nelson and Lisa Dea, certain actions of Silvermex may also constitute “good reason” for such Senior Officers to terminate their employment agreements, such as any action or inaction by Silvermex that constitutes constructive dismissal at common law, including any failure by Silvermex to require any successor to Silvermex to assume the obligations under the employment agreement. In such circumstances, the Senior Officer would also be entitled to receive a change of control payment. See “Annual General Meeting Matters – Statement of Executive Compensation – Agreements with Named Executive Officers (NEOs)”.

          Upon termination of the employment agreements of the Senior Officers upon completion of the Arrangement the Senior Officers will be entitled to receive change of control payments. The following table outlines each Senior Officer’s 2012 salary, 2011 bonus, and annual benefits used to calculate the total change of control payment to be made to each of the Senior Officers.

Position	2012 Salary ($)	2011 Bonus ($)	Annual Benefits ($)	Total Annual Compensation ($)	Factor (# of years)	Total Change of Control Payment ($)
Duane Nelson, Chief Executive Officer	280,000	96,000	$7,649	383,649	2.00	767,299
Michael Callahan, President	270,000	96,000	$7,200	373,200	2.00	746,400
Lisa Dea, VP Finance and Chief Financial Officer	232,000	88,000	$6,405	326,405	2.00	652,809
Marien Segovia, Corporate Secretary	95,000	18,750	$6,462	120,212	1.00	120,212
Fiona Grant, Manager of Investor Relations	95,000	22,500	$6,935	124,435	1.00	124,435
Clyde Peppin, General Manager (Mexico)	210,000	106,000	nil	316,000	2.00	632,000
Total						3,043,155

          The amounts payable in the circumstances referenced above are referred to as the “Change of Control Payments”.

Analysis of Benefits

          The transactions contemplated by the Arrangement will constitute a Change of Control of Silvermex for purposes of the employment agreements. The Silvermex Board has determined that the Arrangement will result in Change of Control Payments aggregating approximately $3 million being paid to the Senior Officers following the completion of the Arrangement.

          The Change of Control Payments were not conferred or will be conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement, and the conferring of such benefits was not conditional on any of such individuals supporting the Arrangement.

          As each of Ms. Dea, Ms. Segovia, Ms. Grant and Mr. Peppin beneficially owns or exercises control or direction over less than 1% of the outstanding Silvermex Shares and Silvermex Options, the Change of Control Payments do not constitute a collateral benefit within the meaning of MI 61-101.

          For the purposes of MI 61-101, each of Messrs. Nelson and Callahan is considered to beneficially own more than 1% of the Silvermex Shares and Silvermex Options.

          Silvermex determined that the value of the Change of Control Payments to be received by each of Messrs. Nelson and Callahan, net of any offsetting costs, is more than 5% of the amount of the consideration that each of Messrs. Nelson and Callahan expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the Silvermex Shares that each beneficially owns. Accordingly, the Change of Control Payments that Messrs. Nelson and Callahan may receive as a result of the completion of the Arrangement constitutes a collateral benefit under MI 61-101. Accordingly, any Silvermex Shares beneficially owned, or over which control or direction is exercised by Messrs. Nelson or Callahan will be excluded for the purposes of determining whether minority approval of the Arrangement Resolution has been obtained.

Prior Valuations and Prior Offers

          Neither Silvermex nor any director or senior officer of Silvermex, after reasonably inquiry, has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of Silvermex that has been made in the 24 months before the date of this Information Circular. Except as described in this Information Circular, Silvermex has not received any bona fide prior offer during the 24 months before the date of the Arrangement Agreement that relates to the subject matter of or is otherwise relevant to the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          The following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Silvermex Shareholder and Silvermex Warrantholder who, at all relevant times, for the purposes of the Tax Act: (a) deals at arm’s length with Silvermex and First Majestic; (b) is not affiliated with Silvermex or First Majestic; and (c) holds Silvermex Shares and Silvermex Warrants, and will hold all First Majestic Shares and any First Majestic Warrants acquired on the Arrangement, as applicable, as capital property (each such holder in this section, a “Holder”).

          This summary is based on the current provisions of the Tax Act, the regulations thereunder and the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

          The tax treatment applicable in respect of Silvermex Options under the Arrangement is not addressed in this summary, and all affected holders should consult with their own tax advisors in this regard. This summary is not applicable to a Holder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act, nor does it apply to a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act, a Holder that has made a functional currency reporting election for purposes of the Tax Act, or to a Holder that is otherwise in special circumstances. In addition, this summary does not address all issues relevant to Holders who acquired their Silvermex Shares on the exercise of an employee stock option. All such Holders should consult their own tax advisors.

          This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other holders of Silvermex Securities, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

          This portion of the summary applies to a Holder (as defined above) who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Resident Holder”).

Exchange of Shares under the Arrangement – No Section 85 Election

          A Resident Holder whose Silvermex Shares are deemed to be exchanged for First Majestic Shares and cash under the Arrangement, and who does not make a joint Section 85 Election with First Majestic (as discussed below under “Exchange of Silvermex Shares under the Arrangement – With a Section 85 Election”), will be considered to have disposed of the Silvermex Shares for proceeds of disposition equal to the aggregate of the fair market value at the Effective Time of the First Majestic Shares received on the exchange and the cash consideration received on the exchange. As a result, such Resident Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Silvermex Shares immediately before the exchange and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

          The cost to the Resident Holder of the First Majestic Shares acquired on such exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the Resident Holder’s adjusted cost base of those shares, be averaged with the adjusted cost base to the Resident Holder of any other First Majestic Shares held at the Effective Time as capital property.

Exchange of Silvermex Shares under the Arrangement – With a Section 85 Election

          A Resident Holder that is an Eligible Holder is entitled to make a Section 85 Election jointly with First Majestic and may thereby obtain a full or partial tax deferral for purposes of the Tax Act in respect of the capital gain that would otherwise be realized on the exchange of Silvermex Shares for First Majestic Shares and cash under the Arrangement, depending on the Elected Amount (as defined below), the Holder’s adjusted cost base of the Silvermex Shares at the time of the exchange, and subject to the Section 85 Election requirements being met under the Tax Act.

          An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Silvermex Shares. By designating an appropriate Elected Amount in a valid Section 85 Election filed on a timely basis in accordance with all requirements under the Tax Act, an Eligible Holder may, for purposes of the Tax Act, defer realizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the exchange.

In general, the Elected Amount may not be:

(a)           less than the amount of cash received by the Eligible Holder on the exchange;

(b)           less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Silvermex Shares and (ii) the fair market value of the Silvermex Shares, in each case determined at the time of the exchange; or

(c)           greater than the fair market value of the Silvermex Shares at the time of the exchange.

          The Canadian federal tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with First Majestic generally will be as follows:

(a)           the Eligible Holder will be deemed to have disposed of the Eligible Holder’s Silvermex Shares for proceeds of disposition equal to the Elected Amount;

(b)           the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of the Silvermex Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)           the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder’s adjusted cost base of the Silvermex Shares and any reasonable costs of disposition; and

(d)           the aggregate cost to the Eligible Holder of the First Majestic Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining the Eligible Holder’s adjusted cost base of those shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of any other First Majestic Shares held at the Effective Time by the Eligible Holder as capital property.

          An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the Letter of Transmittal. A tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder within the later of 10 business days after the Effective Date and 10 business days after the Eligible Holder completes and returns the Letter of Transmittal to the Depositary.

          The relevant federal tax election form is CRA form T2057 (or, in the event the Eligible Holder is a partnership, CRA form T2058). Certain other provincial jurisdictions require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any other necessary provincial election forms. In addition, special compliance rules apply where the Silvermex Shares are held in joint ownership or are held as partnership property, and affected Eligible Holders should consult their own tax advisors to determine all relevant filing requirements and procedures (including under provincial legislation) applicable in their particular circumstances.

          To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned to First Majestic in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date (although, as discussed below, an Eligible Holder may be required to return the forms to First Majestic by an earlier date), duly completed with the details of the number of Silvermex Shares exchanged, the cash and number of First Majestic Shares received, and the applicable Elected Amount. In accordance with the terms of the Arrangement and subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and of any applicable provincial income tax law), one copy of such forms will be signed by First Majestic and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial tax authority).

          Under the Arrangement Agreement, First Majestic has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial tax legislation). None of Silvermex, First Majestic, any successor corporation or the Depositary will be responsible for the proper completion or filing of any Section 85 Election or for the payment of any late filing penalty, and the Eligible Holder will be solely responsible in respect thereof. First Majestic has agreed only to execute properly completed Section 85 Election forms which it receives and to return the election forms to the Eligible Holder (at the address of the Eligible Holder as indicated in the Section 85 Election). With the exception of First Majestic’s execution and return of the Section 85 Election, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Holder’s Section 85 Election and any relevant corresponding provincial election, and all related tax consequences. Accordingly, none of Silvermex, First Majestic, any successor corporation or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), nor shall any party be liable for the non-receipt of things mailed.

          To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who wishes to make a Section 85 Election must ensure that the Eligible Holder’s election is received by the appropriate tax authorities on or before the earliest day on which either First Majestic or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. First Majestic’s 2012 taxation year is scheduled to end on December 31, 2012, but it could end earlier as a result of an event such as an amalgamation. Each Eligible Holder is urged to consult the Eligible Holder’s own advisors as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances. Regardless of such deadlines, First Majestic must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. First Majestic has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within 90 days after First Majestic receives the election in accordance with the procedures set out in the tax instruction letter, however, Eligible Holders may be required to forward their tax election forms to First Majestic earlier than 90 days after the Effective Date in order to avoid late filing penalties. Furthermore, while First Majestic may choose, in its sole discretion, to sign a Section 85 Election received by it more than 90 days after the Effective Date, it has no obligation to do so.

          First Majestic has agreed to execute and return an income tax election to the Eligible Holder who has submitted the election information on or before 90 calendar days after the Effective Date. To make an income tax election a Silvermex Shareholder must either complete and provide two signed copies of the required election form containing all necessary information or submit their election information through a designated website, all in accordance with the procedures of the tax instruction letter. Accordingly, all Eligible Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay. The instructions for requesting a tax instruction letter will be set out in the Letter of Transmittal.

          Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting the Section 85 Election. Eligible Holders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements, not addressed in this summary.

Silvermex Warrants

          Silvermex Warrantholders who are Resident Holders and who elect to exchange Silvermex Warrants for Replacement Warrants will, subject to all relevant rules under the Tax Act as applicable, generally realize a taxable disposition on the deemed exchange of their Warrants. Such a Silvermex Warrantholder will, in general terms, be considered to have realized a capital gain (or capital loss) to the extent the fair market value of Replacement Warrants exceeds (or is less than) the aggregate of the adjusted cost base of the applicable Silvermex Warrants so exchanged and any reasonable costs of disposition. The treatment of capital gains (or losses) so realized is generally as described below under “Taxation of Capital Gains and Capital Losses”.

          The treatment of Silvermex Warrantholders who are residents of Canada for purposes of the Tax Act and who do not make this election (and whose Warrants are consequently deemed to be exercised for the Warrant Consideration under the Arrangement) is not clear under the Tax Act, and affected holders should consult with their own tax advisors in this regard.

Taxation of Capital Gains and Capital Losses

          Generally, a Resident Holder will be required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

          A capital loss realized by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

          Resident Holders should also note the comments below under “Alternative Minimum Tax” and “Additional Refundable Tax on Canadian-Controlled Private Corporations”.

Dissenting Resident Holders

          A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is deemed to have transferred Silvermex Shares to First Majestic and is paid the fair value of the Resident Dissenter’s Silvermex Shares by First Majestic in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of the Silvermex Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Capital Losses” above.

          A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Dividends on First Majestic Shares

          A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on First Majestic Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by First Majestic as “eligible dividends” as defined in the Tax Act. There may be certain restrictions on First Majestic’s ability to designate any dividends as “eligible dividends”, and First Majestic has made no commitments in this regard.

          A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on First Majestic Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to all applicable restrictions under the Tax Act. A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) of 331/3% on any dividend that it receives or is deemed to receive on First Majestic Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of First Majestic Shares

          A Resident Holder that disposes or is deemed to dispose of a First Majestic Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the First Majestic Share exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such First Majestic Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Taxation of Capital Gains and Capital Losses”.

First Majestic Warrants

          A Resident Holder will not realize any capital gain or loss on the exercise of First Majestic Warrants. The Resident Holder will be required to add the cost of the exercised First Majestic Warrants, and the aggregate exercise price, in determining the cost of First Majestic Shares so acquired. The cost of such First Majestic Shares will be averaged with the adjusted cost base of any other First Majestic Shares held by the Resident Holder at the time of exercise.

          A Resident Holder will realize a capital loss on expiry of an unexercised First Majestic Warrant equal to the adjusted cost base of the Warrant at the time of expiry. A capital loss so realized will in general terms be subject to the rules discussed above under “Taxation of Capital Gains and Capital Losses”.

Alternative Minimum Tax

          A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

          A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 62/3% tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Holders Not Resident in Canada

          This portion of the summary applies to a Holder (as defined above) who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Silvermex Shares or First Majestic Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Silvermex Shares under the Arrangement and Subsequent Disposition of First Majestic Shares

          A Non-Resident Holder whose Silvermex Shares are exchanged for First Majestic Shares and cash under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the Silvermex Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and the Silvermex Shares are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the exchange. Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of First Majestic Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless the First Majestic Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the shares are not “treaty-protected property” of the Non-Resident Holder at the time of disposition.

          Generally speaking, a Silvermex Share or a First Majestic Share, as the case may be, will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” (which includes the TSX) as defined in the Tax Act unless, at any time during the 60 month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Silvermex or First Majestic, respectively, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

          Even if a Silvermex Share or a First Majestic Share is taxable Canadian property to a Non-Resident Holder, such share may be “treaty-protected property” of the Non-Resident Holder at the time of disposition (which time includes an exchange of a Silvermex Shares under the Arrangement) for purposes of the Tax Act, if the capital gain from the disposition of that share would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

          In the event a Silvermex Share or a First Majestic Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and is not treaty-protected property of the Non-Resident Holder at that time, the tax consequences to the Non-Resident Holder of the disposition of the Silvermex Shares or First Majestic Share will be similar to those of a Resident Holder as described above under “Holders Resident in Canada -Exchange of Shares under the Arrangement – No Section 85 Election” , and the taxation of any capital gain then realized will generally be as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

          In general terms, the Arrangement does not permit a Non-Resident Holder to file a Section 85 Election.

Silvermex Warrants and First Majestic Warrants

          In general terms, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized with respect to Silvermex Warrants under the Arrangement, or with respect to a disposition of First Majestic Warrants, unless the underlying Silvermex Shares or First Majestic Shares, respectively, would constitute “taxable Canadian property” at the relevant time for purposes of the Tax Act (as generally discussed above under “Holders Not Resident in Canada – Exchange of Silvermex Shares under the Arrangement and Subsequent Disposition of First Majestic Shares”), or the warrants are otherwise deemed to be “taxable Canadian property”. Affected holders should consult with their own advisors in this regard.

Dividends on First Majestic Shares

          Dividends paid or credited on First Majestic Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty. First Majestic will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

          A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is deemed to have transferred Silvermex Shares to First Majestic and is paid the fair value for the NonResident Dissenter’s Silvermex Shares by First Majestic may realize a capital gain or capital loss generally as discussed above under “Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada – Exchange of Silvermex Shares under the Arrangement and Subsequent Disposition of First Majestic Shares”, any resulting capital gain would only be subject to tax under the Tax Act if the Silvermex Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

          An amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          Circular 230 Disclosure. To ensure compliance with United States Treasury Department Circular 230, U.S. Holders are hereby notified that any discussion of tax matters set forth in this Information Circular was written to support the promotion or marketing of the transactions or matters addressed herein and is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding tax-related penalties under the Code. Each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

Scope of Disclosure

          The following discussion summarizes certain anticipated material United States federal income tax consequences generally applicable to U.S. Holders (as defined below) with respect to the Arrangement and the consequent ownership and disposition of First Majestic Shares received pursuant to the Arrangement. It addresses only U.S. Holders who hold Silvermex Shares, Silvermex Warrants and First Majestic Shares as capital assets within the meaning of the Code (generally, property held for investment).

          This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, brokers and dealers or traders in securities or currencies that use a mark-to-market accounting method, Persons holding Silvermex Shares or First Majestic Shares as part of a straddle, hedge, conversion transaction or other synthetic security or integrated investment, Persons whose functional currency is not the United States dollar, Persons that own or have owned 5% or more by vote or value of Silvermex stock (or, after the Effective Date, First Majestic stock) (whether such stock is or was directly, indirectly actually or constructively owned), United States expatriates and former long-term residents and Persons who have acquired their Silvermex Shares or who will acquire First Majestic Shares through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders classified as partnerships for United States federal income tax purposes or investors in such partnerships, or Persons subject to the alternative minimum tax. This summary does not address aspects of United States taxation other than United States federal income taxation, nor does it address any aspects of estate, gift, state, local or non-United States tax law.

          This summary does not address the United States federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement other than the Amalgamation Transactions (as defined below), including but not limited to the exercise of Silvermex Options, whether or not any other such transactions are undertaken in connection with the Arrangement.

          This summary is based on the Code, final Treasury regulations promulgated under the Code (“Regulations”), proposed or temporary Treasury regulations promulgated under the Code (“Proposed Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Neither Silvermex nor First Majestic has requested any ruling from the IRS with respect to the statements made and the conclusions reached in this summary or any opinion of counsel as to the tax consequences of the Arrangement. No assurance can be given that the IRS will agree with such statements and conclusions contained herein, or will not assert, or a court will not sustain, a position contrary to any of those summarized below.

          EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT, AND THE CONSEQUENT OWNERSHIP AND DISPOSITION OF FIRST MAJESTIC SHARES, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, UNITED STATES STATE AND LOCAL, NON-UNITED STATES AND OTHER TAX LAWS.

U.S. Holder

          For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Silvermex Shares (or, following the completion of the Arrangement, a beneficial owner of the First Majestic Shares) or the Silvermex Warrants that holds such shares or warrants as capital assets, and that, for United States federal income tax purposes, is:

  an individual who is a citizen or resident (as defined under United States tax laws) of the United States for United States federal income tax purposes;

  a corporation, or any other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia;

  an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income; or

  a trust if (i) such trust was in existence on August 20, 1996, and has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust.

          For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of the Silvermex Shares (or, following the completion of the Arrangement, a beneficial owner of the First Majestic Shares) or the Silvermex Warrants that is not a U.S. Holder. This summary does not address the United States federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement or related to the ownership or disposition of First Majestic Shares. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of First Majestic Shares.

PFIC Assumptions Regarding Silvermex and First Majestic

          Although Silvermex believes that it currently is not a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) for United States federal income tax purposes, it has not undertaken the analysis necessary to reach a firm conclusion as to its PFIC status and it is not certain whether Silvermex has been a PFIC in in past years. First Majestic believes that it has not been a PFIC in past years, will not be a PFIC for the current taxable year and will not be a PFIC in future taxable years. The determination of whether Silvermex or First Majestic is or has been a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of the corporation’s assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. As a result, whether Silvermex or First Majestic is, has been, or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty and there can be no assurance that the IRS will not challenge any determination made by Silvermex First Majestic concerning its PFIC status.

          The following discussion assumes First Majestic is not, has not been and will not be a PFIC for any taxable year. In the event that such assumption proves to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders as a result of holding First Majestic Shares. For information concerning the possible impact of PFIC status, see “PFIC Rules,” below.

Exchange of Silvermex Shares for First Majestic Shares; Exchange of Silvermex Warrants for Replacement Warrants or Warrant Consideration

Reorganization Treatment

          Following the exchange of Silvermex Shares for First Majestic Shares and cash pursuant to the Arrangement (the “Exchange”), First Majestic intends to execute additional transactions (the “Amalgamation Transactions”) including an amalgamation of Silvermex and a newly-formed, wholly-owned direct subsidiary of First Majestic (the “First Majestic Sub”) which, if they occur and are considered for United States federal income tax purposes to be part of a single integrated transaction that includes the Exchange, and subject to the following requirements and assumptions, may qualify the Exchange as a tax-deferred reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (a “Reorganization”). In order for the Exchange and Amalgamation Transactions to qualify as a Reorganization, among other things: (i) the Silvermex Shareholders must exchange, for an amount of voting stock of First Majestic, at least 80 percent of the voting shares of Silvermex and at least 80 percent of all other classes of shares of Silvermex stock; (ii) after the Exchange and the Amalgamation Transactions, Silvermex must hold “substantially all” of its properties and “substantially all” of the properties of the First Majestic Sub (which, for IRS advance ruling purposes generally means at least 90 percent of the fair market value of a corporation’s net assets and at least 70 percent of the fair market value of the corporation’s gross assets held immediately prior to the transaction); (iii) the Amalgamation Transactions must include a “statutory merger or consolidation” within the meaning of Section 368(a)(1)(A) of the Code; and (iv) the Exchange and the Amalgamation Transactions must be properly viewed, under the step transaction doctrine, as an integrated acquisition of Silvermex Shares by First Majestic. Assuming that the Amalgamation Transactions occur, Silvermex expects that the Exchange will qualify as a Reorganization.

          If the Exchange qualifies as a Reorganization, and subject to the assumptions, limitations and qualifications referred to herein and the PFIC rules, discussed below, the Exchange would result in the following United States federal income tax consequences to U.S. Holders:

(a)           gain (but not loss) would be recognized in an amount equal to the lesser of (i) the gain realized and (ii) the United States dollar value on the Effective Date of the Canadian currency received. Such gain would be long-term capital gain if the U.S. Holder’s holding period for the Silvermex Shares exceeded one year on the Effective Date;

(b)           the aggregate tax basis of the First Majestic Shares received by a U.S. Holder would be equal to the aggregate tax basis of the Silvermex Shares exchanged therefor, increased by the amount of any gain recognized on the Exchange, and decreased by the United States dollar value on the Effective Date of the Canadian currency received;

(c)           the holding period of the First Majestic Shares received by a U.S. Holder would include the holding period of the Silvermex Shares exchanged therefor; and

(e)           no gain or loss would be recognized on the exchange of Silvermex Warrants for Replacement Warrants.

Cashless Exercise of Silvermex Warrants

          U.S. Holders of Silvermex Warrants who do not deliver an Election Notice will receive Warrant Consideration, and the Silvermex Shares issuable in connection therewith will be issued on a cashless basis. A U.S. Holder may recognize capital gain or loss equal to the difference between (i) the fair market value of the Warrant Consideration received, and (ii) the adjusted tax basis of such U.S. Holder in the Silvermex Warrants exchanged therefor unless the cashless exercise qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. There is considerable uncertainty regarding the United States tax consequences of the cashless exercise of a warrant. U.S. Holders are strongly urged to consult their own tax advisors concerning the taxation of a cashless exercise of their Silvermex Warrants and whether to deliver an Election Notice with respect to such Silvermex Warrants.

Taxable Exchange Treatment

          Subject to the PFIC rules, discussed below, if the Exchange fails to qualify as a Reorganization, the Exchange would constitute a taxable disposition of Silvermex Shares and Silvermex Warrants by U.S. Holders and would result in the following United States federal income tax consequences to U.S. Holders:

(a)           a U.S. Holder would recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the First Majestic Shares and the United States dollar value on the Effective Date of the Canadian currency received in the Exchange, and (ii) the adjusted tax basis of such U.S. Holder in the Silvermex Shares exchanged therefor;

(b)           the aggregate basis of the First Majestic Shares received by a U.S. Holder in the Exchange would be equal to the fair market value of the First Majestic Shares at the time of receipt;

(c)           the holding period of the First Majestic Shares received by a U.S. Holder in the Exchange would begin on the day after receipt; and

(d)           a U.S. Holder would recognize capital gain or loss equal to the difference between (i) the fair market value of the Replacement Warrants received in the Exchange and (ii) the adjusted tax basis of such U.S. Holder in the Silvermex Warrants exchanged therefor.

          Gain or loss recognized by a U.S. Holder in the Exchange would be long-term capital gain or loss if the U.S. Holder’s holding period for such Silvermex Shares or Silvermex Warrants were more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

PFIC Rules

In General

          A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for any taxable year if 75% or more of the corporation’s gross income for such year consists of certain types of passive income (as defined for United States federal income tax purposes) or if 50% or more of the average value of all assets held by the corporation during the taxable year consists of passive assets (generally, assets that generate passive income).

          As described above, it is not certain whether Silvermex currently is a PFIC or may have been a PFIC in prior years, and this summary assumes First Majestic has not been a PFIC, will not be a PFIC for its current taxable year and will not be a PFIC in future years.

Effect of PFIC Status

         The United States federal income tax consequences to a U.S. Holder of a PFIC depend on whether a “qualified electing fund” (“QEF”) election or a mark-to-market election has been made. A U.S. Holder who has made a timely QEF election is referred to in this summary as an “Electing Shareholder,” and a U.S. Holder who has not made a timely QEF election is referred to as a “Non-Electing Shareholder.”

          Under Section 1291 of the Code, preferential capital gain treatment is generally unavailable to a U.S. Holder that disposes of stock in a PFIC if a timely QEF election has not been made, and an increased tax liability is imposed on gain from such disposition and on certain distributions from the PFIC in the form of an interest charge on the tax liability otherwise resulting from such gain or distributions. A QEF election results in current United States taxation of a shareholder’s pro rata portion of the PFIC’s income and gain, whether or not the PFIC makes distributions, but the character of the gain is retained and no interest charge is imposed. If a QEF election is made, the PFIC must provide certain annual statements that include the information necessary to determine the amount required to be included in income by its Electing Shareholders and to assure compliance with the PFIC rules.

Electing Shareholders

          Proposed Regulations provide that an Electing Shareholder does not recognize gain in a transaction that otherwise qualifies as a Reorganization. Thus, assuming the Arrangement qualifies as a Reorganization, a U.S. Holder that is an Electing Shareholder should not recognize gain under the PFIC rules as a result of the Arrangement.

Non-Electing Shareholders

          Proposed Regulations provide that a Non-Electing Shareholder is required to recognize gain (but not loss) on the disposition of PFIC stock in a transaction that otherwise qualifies as a Reorganization unless the Non-Electing Shareholder receives in the exchange stock of another corporation that is classified as a PFIC for the taxable year that includes the day after the exchange is effective. This nonrecognition treatment is subject to the Non-Electing Shareholder satisfying certain requirements described in Proposed Regulations.

          As noted above, Silvermex currently may be a PFIC and may have been a PFIC in prior years. If Silvermex is or has been a PFIC, a Non-Electing Shareholder of Silvermex would be required to recognize gain (but not loss) as a result of the Arrangement, regardless of whether the Arrangement qualifies as a Reorganization, in an amount equal to the difference between (i) the sum of the fair market value of the First Majestic Shares and the United States dollar value on the Effective Date of the Canadian currency received by the U.S. Holder pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder’s Silvermex Shares exchanged therefor. Furthermore, under the PFIC rules, the gain would be allocated pro rata over the Non-Electing Shareholder’s holding period for its Silvermex Shares and taxed as ordinary income, and for gain allocated to taxable years other than the taxable year in which the Exchange occurs or taxable years before Silvermex became a PFIC, (i) subject to tax at the highest rate applicable to ordinary income in the year to which the gain is allocated; and (ii) the tax due would be increased by a deemed interest charge on the tax applicable to that income.

Mark-to-Market Election

          U.S. Holders of publicly traded stock of a PFIC may elect to annually mark such stock to the market (a “mark-to-market election”). This election requires the U.S. Holder to include in income each year as ordinary income an amount equal to the increase in value of its shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains taken into income and not previously deducted). If a mark-to-market election is timely made, the U.S. Holder generally will be treated as an Electing Shareholder and will not be subject to the rules of Section 1291 of the Code described above for Non-Electing Shareholders, but will include gain or loss (subject to the above loss limitation) on the sale of the PFIC stock as ordinary income or loss. To the extent a mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, the rules of Section 1291 of the Code would apply to certain dispositions of, distributions on, and other amounts taxable with respect to, the PFIC stock.

Deemed Sale Election

          A U.S. Holder who did not make a timely QEF election may qualify as an Electing Shareholder by filing, on a timely filed United States income tax return (including extensions), a deemed sale election under which the U.S. Holder recognizes any gain that it would otherwise recognize under the rules of Section 1291 of the Code if the U.S. Holder had sold the PFIC stock on the qualification date. The qualification date is the first day that the PFIC qualified as a QEF with respect to such U.S. Holder.

Silvermex Warrants

          As part of the Arrangement, Silvermex Warrants will either be exchanged for Replacement Warrants or deemed exercised for Warrant Consideration. The PFIC rules, described above, could have significant adverse tax effects on U.S. Holders of Silvermex Warrants. Under Proposed Regulations, if a U.S. person has an equity interest, including an option or right to acquire shares, in a foreign corporation that was a PFIC at any time during such person’s holding period with respect to such equity interests (“PFIC equity interests”), such U.S. person is treated for certain purposes as owning shares of the PFIC. The application of the PFIC rules to options and rights to acquire stock is unclear, and the IRS has not provided specific guidance on this matter. IT IS POSSIBLE THEREFORE THAT A U.S. HOLDER OF SILVERMEX WARRANTS MAY SUFFER CERTAIN ADVERSE UNITED STATES TAX CONSEQUENCES AS A RESULT OF THE ARRANGEMENT IF SILVERMEX WAS A PFIC FOR ANY TAXABLE YEAR DURING ANY PART OF WHICH SUCH PERSON HELD ITS INVESTMENT IN SILVERMEX. ACCORDINGLY, U.S. HOLDERS OF SILVERMEX WARRANTS SHOULD CONSIDER THE POTENTIAL ADVERSE CONSEQUENCES AS DESCRIBED ABOVE FOR NON-ELECTING SHAREHOLDERS.

Status of Proposed Regulations for PFICs

          Proposed Regulations relating to PFICs state that they are to be effective for transactions occurring on or after April 1, 1992. The discussion set forth above is based in part on the Proposed Regulations relating to PFICs in their current form. These Proposed Regulations, however, have not yet been adopted in final form and may never be adopted, or may be substantially changed prior to their adoption.

          THE PFIC RULES ARE HIGHLY COMPLEX AND SUBJECT TO INTERPRETATION. DUE TO THE COMPLEXITY OF THE PFIC RULES, U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE IMPACT OF THESE RULES ON THEIR INVESTMENTS AND THE CONSEQUENCES AND REPORTING REQUIREMENTS RESULTING FROM THE ARRANGEMENT. IN ADDITION, U.S. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE ELECTIONS THAT ARE AVAILABLE TO THEM, INCLUDING, WITHOUT LIMITATION, A QEF ELECTION, A DEEMED SALE ELECTION, AND A MARK-TO-MARKET ELECTION, AND WHETHER SUCH ELECTIONS ARE ADVANTAGEOUS.

Dissenting U.S. Holders

          A U.S. Holder that is a Dissenting Shareholder will recognize gain or loss on the exchange of such U.S. Holder’s Silvermex Shares for cash in an amount equal to the difference between (i) the United States dollar value on the date of receipt of the Canadian currency received in exchange for the Silvermex Shares (except for any amount received that is properly treated as interest, which will be taxed as ordinary income) and (ii) such U.S. Holder’s adjusted tax basis in its Silvermex Shares exchanged therefor. Subject to the PFIC rules, described above, such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year at such time. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder who is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Reporting and Record Retention

          U.S. Holders that exchange Silvermex Shares for First Majestic Shares and cash pursuant to the Exchange may be required to report certain information to the IRS on their United States federal income tax returns for the taxable year in which the Exchange occurs and to retain certain records related to the Exchange. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Exchange.

Ownership and Disposition of First Majestic Shares

          The following is a summary of certain material United States federal income tax consequences generally applicable to U.S. Holders arising from the ownership and disposition of First Majestic Shares.

Passive Foreign Investment Company

          As noted above, this discussion assumes First Majestic is not, has not been and will not be a PFIC for any taxable year. In the event that such assumption proves to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders as a result of holding First Majestic Shares. For information concerning the possible impact of PFIC status, see “PFIC Rules,” above.

Distributions on First Majestic Shares

General Taxation of Distributions

          A U.S. Holder that receives a distribution with respect to the First Majestic Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-United States income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of First Majestic as computed for United States federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of First Majestic, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its First Majestic Shares, and (b) thereafter, as gain from the sale or exchange of such First Majestic Shares. See “Disposition of First Majestic Shares” below. Dividends received on the First Majestic Shares generally will not be eligible for the “dividends-received deduction”.

Reduced Tax Rates for Certain Dividends

          For taxable years beginning before January 1, 2013, a dividend paid on the First Majestic Shares generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) First Majestic is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on First Majestic Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” Because First Majestic Shares are readily tradable on an established securities market in the United States, First Majestic generally will be a “qualified foreign corporation.” If First Majestic pays a dividend, but it is not a qualified foreign corporation, or if it pays a dividend in a taxable year of the U.S. Holder beginning after January 1, 2013, such dividend generally will be taxed to a U.S. Holder, including a U.S. Holder that is an individual, estate or trust, at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Payments Made in Foreign Currency

          The amount received as a distribution on the First Majestic Shares, or pursuant to a disposition of First Majestic Shares, that is denominated in foreign currency generally will be equal to the United States dollar value of such foreign currency based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency into United States dollars on the date of receipt generally will have an adjusted tax basis in such foreign currency equal to the United States dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency, including an exchange for United States dollars.

Disposition of First Majestic Shares

          A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of First Majestic Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received in such a sale or disposition and (b) such U.S. Holder’s adjusted tax basis in the First Majestic Shares sold or otherwise disposed of. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such First Majestic Shares is more than one year at the time of the sale or other taxable disposition. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Foreign Tax Credit

          A U.S. Holder that pays (whether directly or through withholding) Canadian or other non-United States income tax with respect to the Arrangement or in connection with the ownership or disposition of the First Majestic Shares generally will be entitled, at the election of such U.S. Holder, to either receive a credit or claim a deduction for such Canadian or other non-United States income tax paid. A credit will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all non-United States taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s United States federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

United States Information Reporting and Backup Withholding

          Certain categories of U.S. Holders must file information returns with respect to their investment or involvement in a foreign corporation. Recently enacted legislation generally imposes new United States return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-United States person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their First Majestic shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns and any applicable United States federal income tax elections.

          Payments made within the United States or by a U.S. payor or middleman of distributions on, and proceeds from the sale or disposition of, the First Majestic Shares or Silvermex Shares (including pursuant to the Arrangement) to a U.S. Holder that is not an exempt recipient, will be subject to information reporting and backup withholding tax (currently at a rate of 28%, but scheduled to increase to 31% in January, 2013) if such U.S. Holder fails to furnish a correct taxpayer identification number on IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such information reporting and backup withholding requirements. Backup withholding is not an additional tax. A U.S. Holder will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding rules against such U.S. Holder’s United States federal income tax liability, provided the U.S. Holder furnishes certain required information to the IRS.

New Legislation Imposing Additional Tax on Passive Income

          For taxable years beginning after December 31, 2012, U.S. Holders that meet certain requirements and are individuals, estates or certain trusts will be subject to an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, stock. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of First Majestic Shares.

          THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER OF SILVERMEX SHARES, SILVERMEX WARRANTS OR FIRST MAJESTIC SHARES, EACH OF WHOM SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN ITS PARTICULAR CIRCUMSTANCES.

RIGHTS OF DISSENTING SHAREHOLDERS

          Silvermex Shareholders who wish to dissent should take note that strict compliance with the dissent procedures (“Dissent Procedures”) is required.

          Each registered holder of a Silvermex Share is entitled to be paid the fair value, in cash, of the holder’s Silvermex Shares, provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Each beneficial holder of Silvermex Shares who wishes to exercise Dissent Rights must do so through his, her or its intermediary.

          The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the Business Corporations Act, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A Silvermex Shareholder is not entitled to exercise Dissent Rights if the holder votes any Silvermex Shares in favour of the Arrangement Resolution. In addition, Silvermex Optionholders and Silvermex Warrantholders are not entitled to exercise Dissent Rights.

          The Plan of Arrangement provides that the Silvermex Shares (the “Dissenting Shares”) of registered Silvermex Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Dissenting Shares will be deemed to be transferred to First Majestic as of the Effective Time, in consideration for the payment by First Majestic of the fair value thereof, in cash. First Majestic is not obligated to complete the Arrangement if holders of more than 5% of the issued and outstanding Silvermex Shares exercise the Dissent Rights in respect of the Arrangement.

          Any Dissenting Shareholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Silvermex Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders, and each Silvermex Share held by such Dissenting Shareholder will be deemed to be transferred to First Majestic in exchange for Share Consideration. In no case, however, will Silvermex, First Majestic or any other Person be required to recognize such Persons as holders of Silvermex Shares after the Effective Time, and the names of such Persons will be deleted from the registers of holders of Silvermex Shares at the Effective Time.

          A brief summary of the Dissent Procedures is set out below.

          This summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Silvermex Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the Business Corporations Act, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A copy of the Interim Order is reproduced in Appendix D to this Information Circular. Sections 237 to 247 of the Business Corporations Act are reproduced in Appendix H to this Information Circular. The Dissent Procedures must be strictly adhered to and any failure by a Silvermex Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Silvermex Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisors.

          Written notice of dissent from the Arrangement Resolution must be received by Silvermex not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the date of the Meeting or any date to which the Meeting may be postponed or adjourned. The notice of dissent should be delivered by registered mail to Silvermex at the address for notice described below. After the Arrangement Resolution is approved by Silvermex Securityholders and within one month after Silvermex notifies the Dissenting Shareholder of Silvermex’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the Business Corporations Act, the Dissenting Shareholder must send to Silvermex a written notice that such holder requires the purchase of all of the Silvermex Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Silvermex Shares (including a written statement prepared in accordance with Section 244(2) of the Business Corporations Act, if the dissent is being exercised by the Silvermex Shareholder on behalf of a beneficial Silvermex Shareholder). A Dissenting Shareholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value, in cash, for his, her or its Dissenting Shares will be deemed to have participated in the Arrangement on the same basis as non-dissenting Silvermex Shareholders.

          Any Dissenting Shareholder who has duly complied with Section 244(1) of the Business Corporations Act, or Silvermex, may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Silvermex to apply to the Court. The Dissenting Shareholder will be entitled to receive the fair value, in cash, that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

          All notices of dissent to the Arrangement pursuant to Section 242 of the Business Corporations Act should be sent to:

Silvermex Resources Inc.
c/o McMillan LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7
Attention: Gary C. Floyd
Facsimile No.: (604) 685-7084

LEGAL MATTERS

          Canadian legal matters in relation to the Arrangement will be reviewed and passed upon by McMillan LLP on behalf of Silvermex and by McCullough O’Connor Irwin LLP on behalf of First Majestic. As at the date of this Information Circular, partners and associates of McMillan LLP and McCullough O’Connor Irwin LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Silvermex, First Majestic and their respective associates and affiliates. U.S. legal matters in relation to the Arrangement will be reviewed and passed upon by McMillan LLP and Davis Wright Tremaine LLP on behalf of Silvermex. First Majestic is represented by Clark Wilson LLP concerning matters of U.S. law.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Time, Date and Place

          The Meeting will be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time). The Silvermex Board has fixed the close of business on May 22, 2012 as the Record Date, being the date for the determination of the registered holders of Silvermex Securities entitled to receive notice of the Meeting.

Solicitation of Proxies

          This Information Circular is provided in connection with the solicitation by the management of Silvermex of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Silvermex.

          Silvermex has arranged for intermediaries to forward the meeting materials to beneficial owners of the Silvermex Shares held of record by those intermediaries and Silvermex may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Laurel Hill will be acting as soliciting agent for Silvermex to solicit proxies for the Meeting, for a fee of $30,000. Silvermex will reimburse Laurel Hill for its reasonable fees and disbursements in this regard. Silvermex will bear all costs of this solicitation.

Appointment of Proxyholder

          The individuals named in the accompanying form of proxy are officers and/or directors of Silvermex. If you are a Securityholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

          The persons named in the form of proxy accompanying this Information Circular will vote Silvermex Securities represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Silvermex Securities will be voted accordingly. In the absence of any instructions to the contrary, the Silvermex Securities represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

          The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting or any adjournments thereof.

          At the date of this Information Circular, management of Silvermex knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

          A different form of proxy has been delivered to Silvermex Shareholders, Silvermex Warrantholders and Silvermex Optionholders. In the event that you hold more than one class of Silvermex Securities you will have received more than one form of proxy. You must complete and deliver each form of proxy that you receive in order for the votes representing each class of Silvermex Securities that you hold to be voted at the Meeting.

Registered Silvermex Securityholders

          Registered holders of Silvermex Securities may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered holders of Silvermex Securities electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to Silvermex’s transfer agent, Computershare Investor Services Inc., by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number (1-866-732- VOTE(8683)). Registered holders of Silvermex Securities must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of Silvermex’s transfer agent at www.investorvote.com. Registered holders of Silvermex Securities must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the form of proxy is received before 10:00 a.m. (Vancouver time) on June 22, 2012 or if the Meeting is adjourned or postponed, at least 48 business hours (where “business hours” means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Beneficial Silvermex Shareholders

          The following information is of significant importance to shareholders who do not hold Silvermex Shares in their own name. Beneficial Silvermex Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of Silvermex as the registered holders of Silvermex Shares) or as set out in the following disclosure.

          If Silvermex Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Silvermex Shares will not be registered in the shareholder’s name on the records of Silvermex. Such Silvermex Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Silvermex Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

          Intermediaries are required to seek voting instructions from Beneficial Silvermex Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

          There are two kinds of Beneficial Silvermex Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

          Silvermex is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable VIF from Silvermex’s transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

          These securityholder materials are being sent to both registered and non-registered owners of the securities of Silvermex. If you are a non-registered owner, and Silvermex or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send these materials to you directly, Silvermex (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Objecting Beneficial Owners

          Beneficial Silvermex Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Silvermex Shares are voted at the Meeting.

          The form of proxy supplied to you by your broker will be similar to the proxy provided to registered holders of Silvermex Shares. However, its purpose is limited to instructing the intermediary on how to vote your Silvermex Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by Silvermex. The VIF will name the same persons as Silvermex’s proxy to represent your Silvermex Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Silvermex Shareholder), other than any of the persons designated in the VIF, to represent your Silvermex Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Silvermex Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Silvermex Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Silvermex Shares at the Meeting.

Notice to Silvermex Securityholders in the United States

          The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Silvermex or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Silvermex Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

          The enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Silvermex is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

          In addition to revocation in any other manner permitted by law, a registered Silvermex Securityholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Silvermex Securities or the authorized attorney thereof in writing, or, if the registered holder of Silvermex Securities is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of Silvermex, located at Suite 1210 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered holder’s Silvermex Securities.

          A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

ANNUAL GENERAL MEETING MATTERS

Voting Securities and Principal Holders of Voting Securities

          The authorized share capital of Silvermex consists of an unlimited number of common shares without par value (“Silvermex Shares”). As at May 22, 2012 there were 261,296,078 Silvermex Shares issued and outstanding, each carrying the right to one vote. Silvermex has no other classes of voting securities and does not have any classes of restricted securities. No group of Silvermex Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Silvermex Shares.

          The Silvermex Board has fixed May 22, 2012 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only Registered Silvermex Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of Proxy or, where applicable, a VIF, in the manner and subject to the provisions described above will be entitled to vote or to have their Silvermex Shares voted at the Meeting with respect to ordinary matters to be acted on.

          To the knowledge of the directors and executive officers of Silvermex, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over, Silvermex Shares carrying more than 10% of the voting rights attached to all outstanding Silvermex Shares as at May 22, 2012.

Votes Necessary to Pass Resolutions

          A simple majority of affirmative votes cast by Silvermex Shareholders at the Meeting are required to pass the ordinary resolutions described herein. If there are more nominees for election as directors or appointment of Silvermex’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Matters to be Acted Upon

Financial Statements

          The audited consolidated financial statements of Silvermex for the financial year ended December 31, 2011, the independent auditor’s report thereon will be presented at the Meeting. These consolidated financial statements have been filed with the securities commissions in British Columbia, Alberta and Ontario and can be viewed on Silvermex’s website at www.silvermexresources.com or on SEDAR at www.sedar.com. No action by the Silvermex Shareholders is required to be taken in respect of the financial statements.

Election of Directors

          The number of directors on the Silvermex Board has been set by ordinary resolution of the Silvermex Shareholders at five and the Silvermex Board currently consists of five members.

          The following five nominees are proposed by the management of Silvermex for election as directors at the Meeting to serve until the next annual general meeting of Silvermex Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of Silvermex or the provisions of the Business Corporations Act.

Arthur Brown
Michael H. Callahan
Duane A. Nelson
Kenneth C. McNaughton
Joseph J. Ovsenek

          All five of the management nominees for election at the Meeting are currently directors of Silvermex and have agreed to stand for re-election.

          Unless such authority is withheld, the persons named in the Proxy intend to vote for the election for the above-named nominees. Management does not contemplate that any of the nominees will be unable to serve as a director. If, prior to the Meeting, any of the nominees is unable or declines to so serve, the persons named in the Proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion.

Nominees

          The following disclosure provides information about each nominated director, including his jurisdiction of residence, background and experience, the period of time he has held offices with Silvermex, other public company directorships and committee memberships, their attendance record at Silvermex Board and committee meetings held in 2011, and the number of Silvermex Shares and other convertible securities of Silvermex they hold or control, as at May 22, 2012.

Arthur Brown

Idaho, USA Independent Director Age: 70

Mr. Brown has been the Chairman of Silvermex since November 16, 2010. Prior to that, Mr. Brown served as the Chairman and a Director of Silver One (formerly Silvermex Resources Ltd.) since January 1, 2010. Mr. Brown retired as Chairman of Hecla Mining Co. (NYSE: HL) in 2006 after 39 year years with Hecla where he held several senior positions prior to becoming Chairman and CEO in 1987. Mr. Brown serves as a director on the board of AMCOL International Corporation (NYSE: ACO), a specialty minerals producer, where he also serves as a member of the Audit and the Compensation and Corporate Governance Committees. Mr. Brown is also a director of the Idaho Independent Bank (OTC: IIBK) and a Trustee of the University of Montana Foundation (Past President).

Principal Occupation: Corporate Director
Shares 100,000 Stock Options 1,450,000

Board and Committees	Date Joined	Attendance at Meetings during 2011
Board of Directors Audit Committee Compensation and Corporate Governance Committee	November 2010 November 2010 November 2010	4 of 5 3 of 6 6 of 6

Duane A. Nelson

British Columbia, Canada Related Director Age: 52

Mr. Nelson has been the Chief Executive Officer and a Director of Silvermex since November 16, 2010. Prior to that Mr. Nelson served as the Chief Executive Officer (since December 2009) and a Director (since October 17, 2007) of Silver One (Silvermex Resources Ltd). Mr. Nelson is the President and Chief Executive Officer of Sibling Rivalries Investments Inc., a private resource-oriented investment firm, since 2005. He was the founder of Quotemedia Inc., a financial market data company founded in 1998.

Principal Occupation: Chief Executive Officer & Director, Silvermex Resources Inc.
Shares 1,864,734 Stock Options 1,975,000

Board and Committees	Date Joined	Attendance at Meetings during 2011
Board of Directors	November 2010	5 of 5

Michael H. Callahan

Idaho, USA Related Director Age: 48

Mr. Callahan has been the President and a Director since November 16, 2010. Prior to that Mr. Callahan served as President and Director of Silver One (formerly Silvermex Resources Ltd.) since November 4, 2009. Prior to joining Silvermex, Mr. Callahan was with Hecla Mining Company (NYSE: HL) from 1989 to 2009. During his time with Hecla Mr. Callahan held a variety of progressively more senior positions including President of Minera Hecla Venezolana, a Hecla subsidiary from 2000 to 2003 and 2006 to 2009, Vice President Corporate Development from 2002 to 2006 and Vice President from 2006 to 2009.

Principal Occupation: President & Director, Silvermex Resources Inc.

Shares 225,000 Stock Options 2,825,000

Board and Committees	Date Joined	Attendance at Meetings during 2011
Board of Directors	November 2010	4 of 5

Kenneth C. McNaughton

British Columbia, Canada Independent Director Age: 53

Mr. McNaughton has been a Director of Silvermex since November 16, 2010. Prior to that Mr. McNaughton served as a Director of Silver One (formerly Silvermex Resources Ltd.) since November 4, 2009. Mr. McNaughton is a professional geological engineer with over 30 years’ experience leading exploration programs. He was appointed Vice President and Chief Exploration Officer for Pretium Resources Inc. (TSX: PVG), an emerging mining company, on February 1, 2011. Mr. McNaughton was Senior Vice President Exploration for Silver Standard Resources Inc. (TSX: SSO) from July 1991 until January 30, 2011.

Principal Occupation: Vice President and Chief Exploration Officer, Pretium Resources Inc.
Shares 100,000 Stock Options 850,000

Board and Committees	Date Joined	Attendance at Meetings during 2011
Board of Directors Audit Committee Compensation and Corporate Governance Committee	November 2010 November 2010 November 2010	4 of 5 6 of 6 6 of 6

Joseph J. Ovsenek

British Columbia, Canada Independent Director Age: 53

Mr. Ovsenek has been a Director of Silvermex since November 16, 2010. Prior to that Mr. Ovsenek served a Director of Silver One (formerly Silvermex Resources Ltd.) since November 4, 2009. Mr. Ovsenek was appointed Vice President and Chief Development Officer for Pretium Resources Inc. (TSX: PVG), an emerging mining company, in January 2011. He was Senior Vice President, Corporate Development of Silver Standard Resources Inc. (TSX: SSO) from February 2003 until January 2011. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 20 years’ experience working with public companies.

Principal Occupation Chief Development Officer, Pretium Resource Inc.
Shares 50,000 Stock Options 850,000

Board and Committees	Date Joined	Attendance at Meetings during 2011
Board of Directors Audit Committee Compensation and Corporate Governance Committee	November 2010 November 2010 November 2010	4 of 5 6 of 6 0 of 0

          The information above with respect to each nominee’s principal occupation, business or employment, and number of Silvermex Shares and other convertible securities beneficially owned or controlled is not within the knowledge of management of Silvermex and has been furnished by each of the respective individuals or extracted from insider reports filed by the respective individuals publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

          As of May 22, 2012 Silvermex’s directors and executive officers beneficially own directly, or indirectly, or exert direction or control over 2,239,734 Silvermex Shares, representing 0.86% of Silvermex’s issued and outstanding shares.

Cease Trade Orders and Bankruptcies

          On March 13, 2012, the SEC issued an order revoking the registration of Silvermex’s common shares as a class under section 12(j) of the U.S. Exchange Act. The SEC issued the order pursuant to section 12(j) of the U.S. Exchange Act, with Silvermex’s consent, as Silvermex has determined that it is unable to cure the filing delinquencies of its predecessor company, Genco Resources Ltd., under the U.S. Exchange Act.

          To the knowledge of Silvermex, no officer or proposed director of Silvermex is, as of the date of this Information Circular, or has been, within the ten years prior to the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Silvermex) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purpose of this paragraph, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

          No officer or proposed director of Silvermex is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including Silvermex) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

          To the knowledge of Silvermex, no officer or proposed director of Silvermex has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

          To the knowledge of Silvermex, no officer or proposed director of Silvermex has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the officer or proposed director.

Appointment of Auditors

          The auditors of Silvermex are Deloitte & Touche LLP (“Deloitte”), Chartered Accountants, of Vancouver, British Columbia and were reappointed on January 5, 2011. At the Meeting, the Silvermex Shareholders will be requested to appoint Deloitte as auditors of Silvermex to hold office until the next annual meeting of Silvermex Shareholders or until a successor is appointed, at a remuneration to be fixed by the Silvermex Board.

          Unless such authority is withheld, the persons named in the Proxy intend to vote for the appointment of Deloitte as auditors of Silvermex for the ensuing year, to hold office until the next annual meeting of Silvermex Shareholders or until a successor is appointed, at a remuneration to be fixed by the Silvermex Board.

Statement of Executive Compensation

          Unless otherwise noted the following information is for Silvermex’s last completed financial year (which ended December 31, 2011) and, since Silvermex had one or more subsidiaries during that year, is disclosed on a consolidated basis. All monetary amounts are disclosed in Canadian dollars unless expressly stated otherwise.

Named Executive Officers

          For the purposes of this Management Information Circular:

“CEO” of Silvermex means each individual who served as Chief Executive Officer of Silvermex or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of Silvermex means each individual who served as Chief Financial Officer of Silvermex or acted in similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEOs” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of Silvermex, nor acting in a similar capacity, at the end of that financial year.

          The following individuals are considered Named Executive Officers of Silvermex for the fiscal year ended December 31, 2011:

(a)	Duane A. Nelson, Chief Executive Officer of Silvermex since November 16, 2010;

(b)	Hallein Darby, Chief Financial Officer of Silvermex from November 16, 2010 to May 9, 2011;

(c)	Michael H. Callahan, President of Silvermex since November 16, 2010;

(d)	Lisa Joanne Dea, Chief Financial Officer since May 10, 2011 and Corporate Secretary from May 10, 2011 to July 26, 2011;

(e)	Clyde Peppin, Manager La Guitarra Mine since January 15, 2011;

(f)	Robert Fraser, Vice-President, Exploration of Silvermex from November 16, 2010 to December 31, 2011.

Compensation Discussion and Analysis

Compensation and Corporate Governance Committee

          The Compensation and Corporate Governance Committee of the Silvermex Board consists of three independent directors, Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek. Each member has experience in executive compensation by virtue of his experience as current or former directors and officers of public corporations. The Silvermex Board believes the Compensation and Corporate Governance Committee collectively has the knowledge, experience and background required to fulfill its mandate.

          The Compensation and Corporate Governance Committee directs the design and provides oversight of Silvermex’s compensation program for directors, executives and other key employees and has overall responsibility for recommending levels of executive compensation to the Silvermex Board that are competitive in order to attract and hold senior officers. To that end, the Compensation and Corporate Governance Committee is responsible for establishing Silvermex’s general compensation philosophy, overseeing the development and implementation of compensation programs, reviewing and approving corporate goals and objectives relevant to executive compensation, evaluating the performance of the NEOs in light of those goals and objectives, and recommending to the Silvermex Board stock option grants under the Silvermex Share Option Plan.

          Silvermex’s President and CEO participate in executive compensation decisions by making recommendations to the Compensation and Corporate Governance Committee. The Compensation and Corporate Governance Committee reviews the basis for these recommendations and may exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Silvermex Board.

Compensation Strategy

          The philosophy adopted by the Compensation and Corporate Governance Committee in determining its executive compensation recommendations to the Silvermex Board encompasses the following principals: (a) to recognize the need to attract and retain high calibre executives by providing market competitive salaries; (b) to align the interests of the NEOs with those of the Silvermex Shareholders; (c) to reflect each NEO’s performance, expertise, responsibilities and length of service to Silvermex; (d) to reflect Silvermex’s past performance and current state of development; to be commensurate with Silvermex’s financial ability to remunerate NEOs; (e) to reward individual and corporate performance through annual bonus awards; (f) and to motivate executives’ long term loyalty to Silvermex and enhance shareholder value through incentive stock options grants and, in some instances, milestone bonuses.

          Silvermex has not engaged the services of an independent compensation consultant, for the purpose of establishing an executive compensation policy. Silvermex, at this time, has no current dataset of comparable salaries with which to establish a competitive and comparable compensation structure.

Elements of Executive Compensation

          Silvermex’s process for determining executive compensation is very simple. As is the prevailing practice in the mineral exploration and mining industry, compensation of the Named Executive Officers is comprised of four components: (i) base salary; (ii) annual bonus awards; (iii) incentive stock options; and (iv) personal benefits and perquisites.

          There are not any formal policies or procedures for determining the remuneration of the NEOs and the Silvermex Board. Instead, the Compensation and Corporate Governance Committee generally considers and makes recommendations to the Silvermex Board respecting the appropriate level of remuneration without any formal objectives, criteria or analysis. Levels of remuneration are usually first informally discussed among the members of the Compensation and Corporate Governance Committee before being recommended to the Silvermex Board for formal approval. No specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation and Corporate Governance Committee considers Silvermex’s performance and recommends compensation based on this assessment. Accordingly, each case is determined on its own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration.

1)      Base Salary

          The primary element of Silvermex’s executive compensation program is the base salary. As previously noted, Silvermex has not engaged the services of an independent compensation consultant and, therefore, does not have current comparables to contemplate during the determination of NEO base salaries.

          The base salary for each NEO is based on an assessment of factors such as: current competitive market conditions; identified compensation levels within the peer group; and particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

          Specifically, measurable corporate or individual performance goals based on objective, identifiable measures have not generally been set as a basis for determining salary. The CEO informally communicates corporate priorities on a subjective basis during day to day operations and planning, and the NEOs participate in occasional meetings attended by executive and senior management during which corporate priorities may be discussed.

          Using available information including recommendations from the CEO and budgetary guidelines and other internally generated planning and forecasting tools, the Compensation and Corporate Governance Committee performs an annual assessment of the compensation of all NEOs. The Compensation and Corporate Governance Committee then recommends to the Silvermex Board what should be the base salaries of the CEO, CFO and other NEOs, and the Silvermex Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

2)      Annual bonus awards

          Silvermex does not currently have comparable compensation data to assist in determining the appropriate NEO annual bonus awards. In addition to certain bonus awards made to Silvermex’s former CEO and CFO, the CEO provides recommendations to the Compensation and Corporate Governance Committee regarding potential annual bonus awards for all NEOs. These recommendations are based on a subjective evaluation of each NEO’s performance over the previous year as well as Silvermex’s overall performance and ability to fund potential bonuses. Based on these recommendations, and at its discretion, the Compensation and Corporate Governance Committee determines the amount of annual bonuses, if any to be awarded to each NEO.

3)      Incentive Stock Options

          The Silvermex Share Option Plan is designed to encourage share ownership and entrepreneurship in NEOs and other senior management and employees. The Silvermex Board believes that the Silvermex Share Option Plan aligns the interests of the NEOs’ with the interests of the Silvermex Shareholders by linking a component of executive compensation to the long-term performance of the Silvermex Shares. Please see “Annual General Meeting Matters – Securities Authorized for Issuance Under Equity Compensation Plans” for further information regarding the Silvermex Share Option Plan.

          At least annually, the CEO provides recommendations to the Compensation and Corporate Governance Committee regarding proposed incentive option grants under the Silvermex Share Option Plan for all NEOs. Silvermex does not currently have comparable compensation data to consider in the determination of NEO incentive stock option awards. Rather, the CEO’s recommendations are based on a subjective evaluation of each NEO’s or employee’s current and expected future performance, the level of responsibility and the importance of the position to Silvermex, the number of incentive stock options available to be granted under the Silvermex Share Option Plan, the number of options previously granted to each NEO or employee and the market value of the Silvermex Shares. Silvermex has not established any corporate or individual pre-determined and approved targets or objectives on which to base the consideration of incentive stock option rewards. Based on the CEO’s recommendations and at its discretion, the Compensation and Corporate Governance Committee then makes its recommendations to the Silvermex Board with regard to the potential granting of incentive stock options, including the number of incentive stock options to be granted, grant date and vesting terms. All incentive stock option grants are approved by the Silvermex Board in accordance with the Silvermex Share Option Plan.

          Incentive stock options are not granted for the duration of any trading black-out periods imposed by Silvermex in accordance with Silvermex’s Insider Trading Policy (see “Annual General Meeting Matters – Report on Corporate Governance – Ethical Business Conduct”). If a trading black-out is in effect at a time when the Silvermex Board would otherwise grant incentive stock options, such incentive stock option grants are postponed until the conclusion of the trading black-out, at which time the grant date of such options is set at two full trading days after the conclusion of the trading black-out in accordance with the Insider Trading Policy.

4)      Retirement plan contributions, personal benefits and perquisites

          Personal benefits provided to the NEOs, being group health and life insurance, are available to all permanent full time employees of Silvermex. Other perquisites may be provided to NEOs as compensation in relation to the specific office held by each NEO.

          During the financial years reported herein, none of the NEOs received any perquisites which, in the aggregate, were greater than US$50,000 or 10% of the respective NEO’s salary.

Approach to Risk

          The Silvermex Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation and Corporate Governance Committee will continually review Silvermex’s compensation policies to identify any practice that might encourage an employee to expose Silvermex to unacceptable risk. At the present time, the Compensation and Corporate Governance Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Silvermex Board takes a conservative approach to executive compensation rewarding individuals for the success of Silvermex once that success has been demonstrated and incenting them to continue that success through the grant of long-term incentive awards.

Hedging Policy

          Under the terms of Silvermex’s Corporate Disclosure and Trading Policy, approved by the Silvermex Board as at November 23, 2011, all NEO’s and directors of Silvermex are prohibited from:

(a)	short-selling securities of Silvermex or its affiliates, except in limited circumstances permitted by corporate and securities laws, and

(b)	buying put options, or selling call options, on securities of Silvermex or its affiliates.

Performance graph

          The following chart compares the total cumulative shareholder return for C$100 invested in common shares of the Company as of January 2, 2007, against the total cumulative shareholder return for the same amount invested in the S&P/TSX Composite Index over the same period of time.

Compensation in Relation to Shareholder Return

          During 2006 and 2007 Silvermex experienced positive growth in shareholder value as evidenced by the preceding chart. Correspondingly Silvermex saw growth in compensation paid to NEO’s and other senior employees as short term incentives increased. In 2008 Silvermex experienced significant challenges as a result of internal problems, including the closure of La Guitarra Mine due to site access issues and challenging market conditions attributable to a worldwide market collapse and recession. During this period Silvermex froze all salaries and the only incentive bonuses awarded were those obligated under existing employment agreements for meeting predefined targets. While world markets and Silvermex’s return to Silvermex Shareholders improved during 2009 Silvermex maintained salaries for NEOs at 2006 levels and continued to pay only incentive bonuses which were obligated under existing contractual arrangements with the NEOs. During 2010 Silvermex experienced positive shareholder growth; with the Silver One Acquisition, a new management team was put in place. In 2010 compensation to NEOs increased with an increase in the number of NEOs as well as the appointment of new the CEO, the CFO and the President of Silvermex. In 2011 executive compensation increased with the appointment of the new CFO and an increase in salaries to NEOs to retain and attract qualified executives in the mining industry.

Summary Compensation Table

          The following table discloses a summary of compensation earned by each of Silvermex’s NEOs for each of the three most recently completed financial years ended December 31.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($) (7)	Non-Equity incentive plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Duane A. Nelson(1) CEO (since November 16, 2010)	2011 2010 2009	244,058 22,500 Nil	Nil Nil Nil	202,950 505,382 Nil	96,000 240,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	534,008 767,882 Nil
Hallein Darby(2) CFO (until May 9, 2011)	2011 2010 2009	49,710 11,250 Nil	Nil Nil Nil	66,392 207,407 Nil	Nil 58,500 Nil	Nil Nil Nil	Nil Nil Nil	145,000(9) Nil Nil	261,103 277,157 Nil
Michael H. Callahan(3) President (since November 16, 2010)	2011 2010 2009	240,000 30,000 Nil	Nil Nil Nil	469,270 1,029,645 Nil	96,000 240,000 Nil	Nil 268,750(8) Nil	Nil Nil Nil	Nil Nil Nil	805,720 1,568,395 Nil
Lisa Joanne Dea(4) CFO (since May 10, 2011)	2011 2010 2009	144,574 Nil Nil	Nil Nil Nil	99,987 Nil Nil	88,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	40,000(10) Nil Nil	372,560 Nil Nil
Clyde Peppin(5) Manager, La Guitarra Mine (since January 15, 2011)	2011 2010 2009	170,004 Nil Nil	Nil Nil Nil	353,739 Nil Nil	106,000 Nil Nil	370,000(11) Nil Nil	Nil Nil Nil	Nil Nil Nil	999,743 Nil Nil
Robert Fraser(6) Vice-President Exploration (until December 31, 2011)	2011 2010 2009	161,693 Nil Nil	Nil Nil Nil	110,371 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000(12) Nil Nil	347,064 Nil Nil

Notes:

(1)

Mr. Nelson was appointed Chief Executive Officer of Silvermex effective November 16, 2010. Prior to that, Mr. Nelson held the office of Chief Executive Officer of Silver One since December 2009. For a discussion of the significant terms of Mr. Nelson’s employment see “Annual General Meeting Matters – Statement of Executive Compensation – Agreements with Named Executive Officers (NEOs)”, below. Mr. Nelson entered into a new employment agreement with Silvermex on January 31, 2012.

(2)

Ms. Darby held the office of Chief Financial Officer of Silvermex between November 16, 2010 and May 9, 2011. Prior to that, Ms. Darby held the office of Chief Financial Officer of Silver One since March 2010 and Senior Vice-President, Finance since October 2008.

(3)

Mr. Callahan was appointed President of Silvermex effective November 16, 2010. Prior to that, Mr. Callahan held the office of President of Silver One since December 2009. The disclosure herein represents compensation paid to Mr. Callahan for Mr. Callahan’s services to Silvermex following the Silver One Acquisition. Mr. Callahan received his compensation from Silvermex pursuant to the terms of a consulting agreement with Silver One dated December 15, 2009, as amended May 12, 2010 and on October 6, 2010, which was assumed by Silvermex effective November 16, 2010. For a discussion of significant terms of the consulting agreement, including termination and change of control benefits, see “Annual General Meeting Matters – Statement of Executive Compensation – Agreements with Named Executive Officers (NEOs)” below. Mr. Callahan entered into a new consulting agreement with Silvermex dated March 15, 2012.

(4)

Ms. Dea was appointed Chief Financial Officer of Silvermex effective May 10, 2011 and held the office of Corporate Secretary between May 10, 2011 and July 26, 2011. Ms. Dea received her compensation from Silvermex pursuant to the terms of an employment agreement with Silvermex dated May 10, 2011. For a discussion of significant terms of the executive consulting agreement, including termination and change of control benefits, see “Annual General Meeting Matters – Statement of Executive Compensation – Agreements with Named Executive Officers (NEOs)”, below.

(5)

Clyde Peppin has been the Manager of the La Guitarra Mine since January 15, 2011. Mr. Peppin received his compensation pursuant to the terms of a consulting agreement with Silvermex dated January 15, 2011. For a discussion of significant terms of the consulting agreement, including termination and change of control benefits, see “Annual General Meeting Matters – Statement of Executive Compensation – Agreements with Named Executive Officers (NEOs)”, below.

(6)	Robert Fraser held the office of Vice President, Exploration between November 16, 2010 and December 31, 2011.

(7)

Option-based awards represent the fair value of stock options granted or recognized in the year under the Silvermex Share Option Plan. Grant date fair value calculations for option grants are based on the Black-Scholes Option Price Model.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Silvermex’s option-based awards.

(8)

Under the terms of Mr. Callahan’s consulting agreement with Silvermex, he is entitled to a restricted cash bonus of $268,750 subject to a vesting period. During the period ended December 31, 2010, 268,750 of the restricted bonus had vested. The payment of the bonus was deferred at the election of Mr. Callahan and has yet to be paid.

(9)

Silvermex and Ms. Darby mutually agreed to terminate her employment with Silvermex effective May 9, 2011. Ms. Darby received $145,000 in connection with the termination of her employment pursuant to a settlement agreement.

(10)	Ms. Dea received a signing bonus of $40,000 upon entering into her employment agreement with Silvermex.

(11)

Under the terms of Mr. Peppin’s consulting agreement with Silvermex, he is entitled to a restricted cash bonus of $370,000 subject to a vesting period. During the period ended December 31, 2011, $277,500 of the restricted bonus had vested.

(12)	Mr. Fraser received $75,000 in connection with the termination of his employment pursuant to a settlement agreement.

Outstanding Share-Based Awards and Option-Based Awards

          The following table sets out the outstanding share-based awards and option-based awards for NEOs as at December 31, 2011, the end of Silvermex’s most recently completed financial year. Typically, stock options granted to NEOs vest fully on the date of grant or on the four month anniversary of the date of grant and are issued with a 5 year life. All options, except where noted, were fully vested on December 31, 2011.

Name	Option-based Awards (1)				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Duane A. Nelson(3) CEO (since November 16, 2010)	600,000	0.26	9-Feb-2014	78,000	n/a	n/a
	325,000	0.32	21-Jun-2015	22,750
	300,000	0.74	25-Jan-2016	Nil
Hallein Darby CFO (until May 9, 2010)	12,500	0.32	21-Jun-2015	875	n/a	n/a
	400,000	0.41	12-May-2015	Nil
Lisa Joanne Dea(4) Chief Financial Officer (since May 10, 2011)	286,231	0.69	21-Jun-2016	Nil	n/a	n/a
Michael H. Callahan(5) President (since November 16, 2010)	325,000	0.32	21-Jun-2015	22,750	n/a	n/a
	1,250,000	0.41	12-May-2015	Nil
	600,000	0.34	4-Dec-2014	30,000
	300,000	0.74	25-Jan-2016	Nil
Clyde Peppin(6) Manager, La Guitarra Mine (since January 15, 2011)	500,000	0.74	25-Jan-2016	Nil	n/a	n/a
Robert Fraser(7) Vice President Exploration (until December 31, 2011)	37,500	0.32	21-Jun-2015	2,625	n/a	n/a
	300,000	0.41	12-May-2015	Nil
	150,000	0.74	25-Jan-2016	Nil

Notes:

(1)

The disclosure herein includes the stock options previously granted to the applicable NEOs by Silvermex under its 2008 stock option plan and to the applicable NEOs by Silver One which, upon completion of the Silver One Acquisition, became subject to Silvermex’s 2008 stock option plan and exercisable for the Silvermex Shares. Silvermex’s 2008 stock option plan was replaced by the Silvermex Share Option Plan at the last annual general meeting of Silvermex Shareholders.

(2)	Calculated using the closing price of the Silvermex Shares on the TSX on December 30, 2011, which was $0.39.

(3)	On February 6, 2012 Mr. Nelson was granted 750,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(4)	On February 6, 2012 Ms. Dea was granted 263,769 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(5)	On February 6, 2012 Mr. Callahan was granted 350,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(6)	On February 6, 2012 Mr. Peppin was granted 300,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(7)	Pursuant to the terms of Mr. Fraser’s resignation letter dated effective December 31, 2011 all Mr. Fraser’s rights he had with respect to Silvermex Options expired March 30, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

          The following table discloses incentive plan awards, including annual incentive bonuses and contracted milestone bonuses, vested or awarded during the financial year ended December 31, 2011:

			Non-equity incentive plan
			compensation
	Option-based awards	Share-based awards	Value earned during the
	Value vested during the year	Value vested during the year	year
Name	($)	($)	($)
Duane A. Nelson	218,500	Nil	96,000
Hallein Darby	90,000	Nil	Nil
Michael H. Callahan	533,316	Nil	96,000
Lisa Joanne Dea	98,749	Nil	88,000
Clyde Peppin	394,477	Nil	106,000
Robert Fraser	156,750	Nil	Nil

          Option-based and share-based awards vested during the year are calculated using Silvermex’s share price on the vesting date.

Incentive Plan Awards

          For a more information regarding the Silvermex Share Option Plan see “Annual General Meeting Matters –Securities Authorized for Issuance Under Equity Compensation Plans”.

Pension Plan Benefits

          Silvermex does not have any pension plans for its directors, officers or employees.

Deferred Compensation Plans

          Silvermex has not adopted a Deferred Compensation Plan.

Agreements with Named Executive Officers (NEOs)

Duane A. Nelson
Chief Executive Officer; Director

          Mr. Nelson was appointed Chief Executive Officer and Director of Silvermex on November 16, 2010. Mr. Nelson is employed pursuant to an executive employment agreement with Silvermex dated January 31, 2012, deemed retroactive to June 1, 2006. A salary increase letter was sent to Mr. Nelson by Silvermex dated February 9, 2012 in which Mr. Nelson was notified that his salary would be increased to $280,000 per annum, the Silvermex Board had approved the payment to Mr. Nelson of a bonus of $96,000 and that he would be issued 750,000 stock options priced at $0.49.

          During the year ended December 31, 2011, Silvermex granted to Mr. Nelson 300,000 options with an exercise price of $0.74 under the Silvermex Share Option Plan. Mr. Nelson’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $100,750.

          Mr. Nelson’s compensation was awarded in conjunction with his NEO role only. He received no additional compensation for his service as a director.

          Mr. Nelson’s employment agreement includes termination and change of control compensation provisions. Silvermex may terminate Mr. Nelson’s employment without cause, except during the 12 months that follow a change of control of Silvermex, by paying Mr. Nelson, in lieu of providing 24 months notice of termination, an amount equal to his then current base salary (Mr. Nelson’s base salary is currently $280,000) pro rated over 24 months and to the extent that any stock options that have been granted, but that have not vested, would have, but for such termination, vested during the 24 months following the termination date, such stock options shall continue to vest during the 24 months following the termination date, subject to the terms of the relevant stock option plans and option commitments. Where any action or inaction by Silvermex that constitutes constructive dismissal at common law; including any failure by Silvermex or an acquiror of Silvermex to secure the agreement of any successor company or other entity to fully assume Silvermex’s obligations under Mr. Nelson’s employment agreement in connection with a change of control (collectively “Good Reason”), Mr. Nelson is entitled to resign upon providing at minimum two weeks and a maximum of one months notice to Silvermex. If Silvermex does not remedy the factors underlying the Good Reason for Mr. Nelson’s resignation within the notice period, Mr. Nelson is entitled to the same change of control compensation as he would be if Silvermex terminated him without cause as outlined above.

          In the 12 months that follow a change of control of Silvermex, Silvermex may terminate Mr. Nelson’s employment without cause by paying Mr. Nelson an amount equal to the then-current annual compensation (annual compensation includes Mr. Nelson’s base salary as at the end of the month immediately before such time, and the aggregate of amount of all bonuses and benefits other than base salary, (a) that Silvermex, in its sole discretion, estimates as at such point in time would be payable to Mr. Nelson during the fiscal year in which the agreement is terminated, assuming Mr. Nelson benefits from and participates in such bonuses and benefits on a basis consistent with practices in effect for executives of Silvermex immediately before such time, or with practices implemented after such time; or (b) that were paid or payable to Mr. Nelson by Silvermex during or with respect to the 12 calendar months immediately preceding such time, where the value of benefits is determined as Silvermex’s then-current cost of maintaining Mr. Nelson on a pro rata basis) of Mr. Nelson pro-rated over 24 months and to the extent that any stock options that have been granted, but that have not vested, would have, but for such termination, vested during the 24 months following the termination date, such stock options shall continue to vest during the 24 months following the termination date, subject to the terms of the relevant stock option plans and option commitments. If Mr. Nelson resigns for Good Reason within the 12 months that follow a change of control of Silvermex and Silvermex does not remedy the factors underlying the “Good Reason” for Mr. Nelson’s resignation within the notice period, Mr. Nelson is entitled to the same change of control compensation as he would be if Silvermex terminated him without cause within the 12 months that follow a change of control of Silvermex as outlined above.

          The change of control payment payable to Mr. Nelson upon the completion of the Arrangement is estimated to be $767,298.80.

Hallein Darby
Chief Financial Officer (November 16, 2010 – May 9, 2011)

          Ms. Darby was appointed Chief Financial Officer of Silvermex on November 16, 2010. Following the financial year completed December 31, 2010, Ms. Darby resigned from the positions of Chief Financial Officer and Corporate Secretary of Silvermex effective May 9, 2011.

          Ms. Darby entered into an executive employment agreement with Silver One dated effective February 1, 2010 (the “Silver One Employment Agreement”). The Silver One Employment Agreement provided for an annual salary and entitlement to participate under Silver One’s share option plan and any bonus plan established by the Silver One board. Following the completion of the Silver One Acquisition, Silvermex compensated Ms. Darby on similar compensation terms as under the Silver One Employment Agreement.

          During the year ended December 31, 2011, Silvermex did not grant any stock options under the Silvermex Share Option Plan to Ms. Darby. Ms. Darby’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $875.

          Ms. Darby’s Silver One Employment Agreement included termination and change of control compensation and benefit scenarios. Silvermex and Ms. Darby mutually agreed to terminate her employment with Silvermex effective May 9, 2011. Ms. Darby received $145,000 in connection with the termination of her employment pursuant to a settlement agreement with Silvermex dated June 21, 2011.

Michael H. Callahan
President; Director

          Mr. Callahan was appointed President and a Director of Silvermex on November 16, 2010. Mr. Nelson is employed pursuant to a consulting agreement with Silvermex dated March 15, 2012. Under the terms of the agreement Mr. Callahan is paid a monthly retainer of $22,500 and has the right, if he is acting in the capacity as President or in another executive position, to participate in any bonus programs established by the Silvermex Board.

          During the year ended December 31, 2011, Silvermex granted 300,000 options with an exercise price of $0.74 under the Silvermex Share Option Plan to Mr. Callahan. Mr. Callahan’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $52,750. On February 6, 2012 Mr. Callahan was granted 350,000 options with an exercise price of $0.49 under the Silvermex Share Option Plan.

          Mr. Callahan’s compensation was awarded in conjunction with his NEO role only. He received no additional compensation for his service as a director.

          The term of the agreement is for one year ending on December 31, 2012. Mr. Callahan or Silvermex may terminate the agreement upon providing 30 days written notice to the other party. The agreement automatically renews for an additional one year unless previously terminated, or unless either party delivers a minimum of 30 days notice prior to such renewal of an intention not to so renew.

          The consulting agreement includes a change in control provision that triggers the payment of severance to Mr. Callahan if he is acting in the capacity of President or other executive position. Under the terms of the consulting agreement, Mr. Callahan is entitled to receive severance fees in the amount of two (2) times his annual compensation (which means the sum of Mr. Callahan’s fee as at the end of the month immediately preceding the month in which a change of control occurs, and an amount equal to the greater of (a) the aggregate amount of all bonuses and benefits (including, without limitation, the then present cash value of any other non-cash remuneration) not included in Mr. Callahan’s annual salary that Silvermex in its discretion estimates would be payable to Mr. Callahan during its fiscal year in which Mr. Callahan’s agreement is terminated, assuming Mr. Callahan benefits from and participates in such bonuses and benefits on a basis consistent with practices in effect for executives of Silvermex immediately before the change of control or with practices implemented after the change of control, whichever is more favourable to Mr. Callahan and (b) the aggregate amount of all bonuses and benefits (including, without limitation, the then present cash value of any other non-cash remuneration) not included in Mr. Callahan’s annual salary, that were paid or are payable to Mr. Callahan by Silvermex during or with respect to the 12 calendar months immediately preceding the dater of termination of the agreement.

          The change of control payment payable to Mr. Callahan upon the completion of the Arrangement is estimated to be $746,400.00.

Lisa Dea
Chief Financial Officer

          Ms. Dea was appointed Chief Financial Officer of Silvermex on May 10, 2011 pursuant to an employment agreement dated May 10, 2011. A salary increase letter was sent to Ms. Dea by Silvermex dated February 9, 2012 in which Ms. Dea was notified that her salary would be increased to $232,000 per annum, the Silvermex Board had approved the payment to Ms. Dea of a bonus of $88,000, and that she would be issued 263,769 stock options priced at $0.49.

          During the year ended December 31, 2011, Silvermex granted 286,231 options with an exercise price of $0.69 under the Silvermex Share Option Plan to Ms. Dea as a short term incentive bonus. Ms. Dea also received a signing bonus of $40,000 upon entering into her employment agreement with Silvermex. Under the terms of her employment agreement with Silvermex Ms. Dea is entitled to participate in any management incentive plan or other cash bonus incentive plan as the Silvermex Board may implement and in such executive stock option plans as the Silvermex Board may implement. Ms. Dea’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $0.

          Ms. Dea’s employment agreement includes termination and change of control compensation provisions. Silvermex may terminate Ms. Dea’s employment, except during the 12 months that follow a change of control of Silvermex, without cause by paying Ms. Dea, in lieu of providing, during the first two years of continuous service, 12 months, and after the first two years of continuous service, 24 months notice of termination, an amount equal to her then current base salary (Ms. Dea’s base salary is currently $232,000) pro rated over, during the first two years of continuous service, 12 months, and after the first two years of continuous service, 24 months and to the extent that any stock options that have been granted, but that have not vested, would have, but for such termination, vested during the 24 months following the termination date, such stock options shall continue to vest, during the first two years of continuous service, 12 months, and after the first two years of continuous service, 24 months following the termination date, subject to the terms of the relevant stock option plans and option commitments. Ms. Dea is entitled, where there is Good Reason, to resign upon providing at minimum two weeks and a maximum of one months notice to Silvermex. If Silvermex does not remedy the factors underlying the Good Reason for Ms. Dea’s resignation within the notice period, Ms. Dea is entitled to the same change of control compensation as she would be if Silvermex terminated her without cause as outlined above.

          In the 12 months that follow a change of control of Silvermex, Silvermex may terminate Ms. Dea’s employment by paying Ms. Dea an amount equal to her then-current annual compensation (annual compensation includes Ms. Dea’s base salary as at the end of the month immediately before such time, and the aggregate of amount of all bonuses and benefits other than base salary, (a) that Silvermex, in its sole discretion, estimates as at such point in time would be payable to Ms. Dea during the fiscal year in which the agreement is terminated, assuming Ms. Dea benefits from and participates in such bonuses and benefits on a basis consistent with practices in effect for executives of Silvermex immediately before such time, or with practices implemented after such time; or (b) that were paid or payable to Ms. Dea by Silvermex during or with respect to the 12 calendar months immediately preceding such time, where the value of benefits is determined as Silvermex’s then-current cost of maintaining Ms. Dea on a pro rata basis) of Ms. Dea pro-rated over, 12 months if the change of control occurs within twelve months of May 10, 2011, and 24 months if the change of control occurs after May 10, 2012, and to the extent that any stock options that have been granted, but that have not vested, would have, but for such termination, vested during the 24 months following the termination date, such stock options shall continue to vest during the 24 months following the termination date, subject to the terms of the relevant stock option plans and option commitments. If Ms. Dea resigns for Good Reason within the 12 months that follow a change of control of Silvermex and Silvermex does not remedy the factors underlying the Good Reason for Ms. Dea’s resignation within the notice period, Ms. Dea is entitled to the same change of control compensation as she would be if Silvermex terminated her without cause within the 12 months that follow a change of control of Silvermex as outlined above.

          The change of control payment payable to Ms. Dea upon the completion of the Arrangement is estimated to be $652,809.28.

Clyde Peppin,
Manager, La Guitarra Mine

          Clyde Peppin is employed by Silvermex pursuant to an amended and restated consulting agreement dated January 15, 2011 and effective March 30, 2011. A salary increase letter was sent to Mr. Peppin by Silvermex dated February 9, 2012 in which Mr. Peppin was notified that his salary would be increased to $210,000 per annum, the Silvermex Board had approved the payment to Mr. Peppin of a bonus of $106,000, and that he would be issued 300,000 stock options priced at $0.49.

          During the year ended December 31, 2011, Silvermex granted 500,000 options with an exercise price of $0.74 under the Silvermex Share Option Plan. Under the terms of his consulting agreement with Silvermex, while acting in the capacity of VP Minera La Guitarra or other executive position, Mr. Peppin is entitled to participate in any bonus programs established by the Silvermex Board. Mr. Peppin’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $0.

          The term of the agreement is for one year ending on December 31, 2011. Mr. Peppin or Silvermex may terminate the agreement upon providing 30 days written notice to the other party. The agreement automatically renews for an additional one year unless previously terminated, or unless either party delivers a minimum of 30 days notice prior to such renewal of an intention not to so renew.

          The consulting agreement includes a change in control provision that triggers the payment of severance to Mr. Peppin if he is acting in the capacity of VP Minera La Guitarra or other executive position. Under the terms of the consulting agreement, Mr. Peppin is entitled to receive severance fees in the amount of two times his annual compensation (which means the sum of Mr. Peppin’s annual fee as at the end of the month immediately preceding the month in which a change of control occurs, and an amount equal to the greater of (a) the aggregate amount of all bonuses and benefits (including, without limitation, the then present cash value of any other non-cash remuneration) not included in Mr. Peppin’s annual fee that Silvermex in its discretion estimates would be payable to Mr. Peppin during its fiscal year in which Mr. Peppin’s agreement is terminated, assuming Mr. Peppin benefits from and participates in such bonuses and benefits on a basis consistent with practices in effect for executives of Silvermex immediately before the change of control or with practices implemented after the change of control, whichever is more favourable to Mr. Peppin and (b) the aggregate amount of all bonuses and benefits (including, without limitation, the then present cash value of any other non-cash remuneration) not included in Mr. Peppin’s annual salary, that were paid or are payable to Mr. Peppin by Silvermex during or with respect to the 12 calendar months immediately preceding the dater of termination of the agreement.

          The change of control payment payable to Mr. Peppin upon the completion of the Arrangement is estimated to be $632,000.00.

Robert Fraser
Vice President, Exploration

          Mr. Fraser entered into an employment agreement with Silvermex Resources Ltd. dated effective November 16, 2010 pursuant to which he was appointed Vice President, Exploration of Silvermex Resources Ltd. The employment agreement provided for an annual salary of $150,000 and an entitlement to receive incentive stock options in the same or similar amounts as other senior management of Silvermex Resources Ltd. Mr. Fraser resigned from the position of Vice President, Exploration of Silvermex effective December 31, 2011.

          During the year ended December 31, 2011, Silvermex granted 150,000 stock options to Mr. Fraser under the Silvermex Share Option Plan. Mr Fraser’s outstanding and vested incentive stock options as of December 31, 2011 had a value of $2,625.

          Mr. Fraser’s employment agreement included termination and change of control compensation and benefit scenarios. Silvermex and Mr. Fraser mutually agreed to terminate his employment with Silvermex pursuant to a resignation letter dated effective December 31, 2011. Under the terms of the resignation letter Mr. Fraser and Silvermex agreed that Silvermex would pay six months severance ($75,000) to Mr. Fraser and continue to provide him with company medical and dental benefits until June 30, 2012. In addition, under the terms of the resignation letter Mr. Fraser acknowledged all rights he had with respect to Silvermex Options were to expire 90 days after the effective date of his resignation (that date being March 30, 2012).

Director Compensation

          In December 2011 the Silvermex Board approved a compensation structure for the independent members of the Silvermex Board pursuant to which the independent members of the Silvermex Board receive the following compensation:

Compensation Structure – Independent Silvermex Board Members	Annual Compensation(1) ($)
Annual retainer – chair of Silvermex Board	15,000
Annual retainer – independent Silvermex Board member	10,000
Annual retainer – Audit Committee chair	5,000
Annual retainer – other committee chairs	2,500
Meeting attendance per meeting – Silvermex Board meeting	1,500
Meeting attendance per meeting – committee meeting	1,000

Notes:

(1)	The Silvermex Board fees for 2011 were paid in January 2012. Beginning in 2012 the above Silvermex Board fees are to be paid quarterly in arrears.

          Directors are also compensated for their services in their capacity as directors through the granting by Silvermex of stock options in accordance with the Silvermex Share Option Plan and the policies of the TSX. Such grants typically take place on an annual basis, however, options are not granted if Silvermex is under a trading black-out in accordance with its Insider Trading Policy (see “Annual General Meeting Matters – Report on Corporate Governance – Ethical Business Conduct). If a trading black-out is in effect at a time when the Silvermex Board would otherwise grant options, such grants are postponed until the conclusion of the trading black-out at which time the grant date of such options is set at least two full trading days after the conclusion of the of the trading black-out in accordance with Silvermex’s Disclosure Policy. The Compensation and Corporate Governance Committee recommends to the Silvermex Board the quantity of options to be granted to directors. All option grants are approved by the Silvermex Board.

          Refer to “Annual General Meeting Matters – Securities Authorized for Issuance Under Equity Compensation Plans” for further details regarding the Silvermex Share Option Plan.

          The following table discloses all compensation provided to the directors, other than Mr. Duane Nelson, our CEO, and Mr. Michael Callahan, our President, for Silvermex’s most recently completed financial year ending December 31, 2011:

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Arthur Brown(1)(2)	26,500	Nil	293,438	$102,500(3)	Nil	Nil	422,438

Kenneth C. McNaughton(1)(4)	22,000	Nil	90,309	Nil	Nil	Nil	112,309

Joseph J. Ovsenek(1)(5)	27,000	Nil	90,309	Nil	Nil	Nil	117,309

James Anderson(6)	10,171	Nil	Nil	Nil	Nil	Nil	10,171

Notes:

(1)	Mr. Brown, Mr. McNaughton and Mr. Ovsenek were appointed directors of Silvermex on November 16, 2010.

(2)	On February 6, 2012 Mr. Brown was granted 250,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(3)

Mr. Brown is party to an agreement under which he is entitled to a restricted cash bonus of $102,500 subject to a vesting period. During the period ended December 31, 2011, $102,500 of the restricted bonus had vested. The payment of the bonus was deferred at the election of Mr. Brown.

(4)	On February 6, 2012 Mr. McNaughton was granted 350,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(5)	On February 6, 2012 Mr. Ovsenek was granted 350,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(6)	Mr. Anderson ceased being a director of Silvermex on July 26, 2011.

Outstanding Option-Based Awards

          Outstanding share-based awards and option-based awards for non-executive directors as at December 31, 2011, the end of Silvermex’s most recently completed financial year, are set out in the following table:

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of			Value of	shares or	payout value
	securities			unexercised	units of	of share-based
	underlying	Option		in-the-	shares that	awards that
	unexercised	exercise	Option	money	have not	have not
	options	price	expiration	options	vested	vested
Name	(#)	($)	date	($)	(#)	($)
Arthur Brown(1)	100,000	0.32	21-Jun-2015	7,000	n/a	n/a
	250,000	0.34	14-Dec-2014	12,500
	500,000	0.41	12-May-2015	Nil
	350,000	0.74	25-Jan-2016	Nil
Kenneth C.	100,000	0.32	21-Jun-2015	7,000	n/a	n/a
McNaughton(2)
	250,000	0.34	14-Dec-2014	12,500
	150,000	0.74	25-Jan-2016	Nil
Joseph J. Ovsenek(3)	100,000	0.32	21-Jun-2015	7,000	n/a	n/a
	250,000	0.34	14-Dec-2014	12,500

	Option-based Awards				Share-based Awards

					Number of	Market or
	Number of			Value of	shares or	payout value
	securities			unexercised	units of	of share-based
	underlying	Option		in-the-	shares that	awards that
	unexercised	exercise	Option	money	have not	have not
	options	price	expiration	options	vested	vested
Name	(#)	($)	date	($)	(#)	($)

	150,000	0.74	25-Jan-2016	Nil

James Anderson	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	On February 6, 2012 Mr. Brown was granted 250,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(2)	On February 6, 2012 Mr. McNaughton was granted 350,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

(3)	On February 6, 2012 Mr. Ovsenek was granted 350,000 Silvermex Options with an exercise price of $0.49 and an expiry date of February 6, 2017.

          The value of unexercised in-the-money options noted above is based on the TSX market closing price of the Silvermex Shares on December 30, 2011, being $0.39.

          Typically, the vesting terms of stock options awards granted to independent directors are that 100% of the options vest on the four month anniversary of the grant date, with a term of five years from the date of grant.

Incentive Plan Awards – Value Vested or Earned During the Year

          The following table discloses incentive plan awards to non-executive directors for the year ended December 31, 2011:

			Non-equity incentive plan
	Option-based awards		compensation
	Value vested during the	Share-based awards	Value earned during the
	year	Value vested during the year	year
Name	($)	($)	($)

Arthur Brown	344,176	Nil	102,500

Kenneth C. McNaughton	99,250	Nil	Nil

Joseph J. Ovsenek	99,250	Nil	Nil

James Anderson	Nil	Nil	Nil

          Incentive Plan awards vested during the year are calculated using Silvermex’s share price on the vesting date.

Report on Corporate Governance

          The following provides information with respect to Silvermex’s compliance with the corporate governance requirements (the “Corporate Governance Guidelines”) of the Canadian Securities Administrators set forth in National Instrument 58-101 – Disclosure of Corporate Governance Practices and Form 58-101F1 - Corporate Governance Disclosure.

Board of Directors

           The Silvermex Board is currently composed of five directors. At the upcoming Meeting management is recommending Silvermex Shareholders to set the Silvermex Board size at five for the ensuring year.

Director Independence

           The Silvermex Board considers a director to be independent if he meets the definition of independence set forth in NI 52-110 and if he has no direct or indirect material relationship with Silvermex which, in the view of the Silvermex Board, could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.

           The assessment of independence of each individual director is reviewed annually by the Silvermex Board. Three current directors and three of the five management nominees for the Silvermex Board are deemed to be independent and two current directors who are also two of the five management nominees for the Silvermex Board are deemed to not be independent as follows:

Director	Independence status	Basis for determination of independence status

Arthur Brown	Independent	Mr. Brown has no direct or indirect material relationship with Silvermex and therefore meets definition of independence set forth in NI 52-110.

Duane A. Nelson	Not independent	Mr. Nelson holds the position of Chief Executive Officer of Silvermex and, therefore, does not meet the definition of independence set forth in NI 52-110.

Michael H. Callahan	Not independent	Mr. Callahan holds the position of President of Silvermex and, therefore, does not meet the definition of independence as defined in NI 52-110.

Kenneth C. McNaughton	Independent	Mr. McNaughton has no direct or indirect material relationship with Silvermex and therefore meets definition of independence set forth in NI 52-110.

Joseph J. Ovsenek	Independent	Mr. Ovsenek has no direct or indirect material relationship with Silvermex and therefore meets definition of independence set forth in NI 52-110.

           The Silvermex Board facilitates its exercise of independent supervision over Silvermex’s management through regular meetings of the Silvermex Board and quarterly meetings of only the independent members of the Silvermex Board. In addition, the independent members of the Silvermex Board will meet outside the regularly scheduled meetings of the Silvermex Board should they deem it necessary to do so. The regular meetings of the Silvermex Board are held with members of Silvermex’s management in attendance. However, when consideration of a matter affecting non-independent directors and or management occurs at a meeting, the independent directors will excuse the non-independent directors and management from the meeting so that the independent directors can have an open and candid discussion of, and vote on, the matter. As well, the Silvermex Board ensures that one director follows up with Silvermex’s management to ensure decisions of the Silvermex Board are fully and properly implemented by management.

           Since the beginning of Silvermex’s last financial year, the independent members of the Silvermex Board have held at least one meeting without the presence of the non-independent directors and or management.

Other Directorships

           In addition to their positions on the Silvermex Board, the following directors also serve as directors to the following reporting issuers or reporting issuer equivalent(s):

Director	Reporting Issuer(s)

Arthur Brown	AMCOL International (NYSE: ACO); Idaho Independent Bank (OTC: IIBK)

Joseph J. Ovsenek	Pretium Resources Inc. (TSX: PVG; NYSE: PVG)

Mandate of the Board of Directors

         The Silvermex Board has not adopted a written mandate or code since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Silvermex Board has responsibility for the stewardship of Silvermex. That stewardship includes responsibility for strategic planning, identification of the principal risks of Silvermex’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Silvermex’s internal control and management information systems.

           Strategic planning and risk identification by the Silvermex Board is assisted by and based on information and recommendations of the senior management of Silvermex on a variety of matters including opportunities for Silvermex in various countries and project status.

           The Silvermex Board monitors Silvermex’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, management’s discussion & analysis, annual reports and annual information forms) and certain members of the Silvermex Board review secondary disclosure documents (such as press releases) prior to their distribution. The Silvermex Board relies on its Audit Committee to discuss, as needed, Silvermex’s systems of internal financial control with Silvermex’s external auditor.

Descriptions of Roles

           The Silvermex Board has not established written descriptions of the positions of Chair of the Silvermex Board, Chief Executive Officer or chair of any of the committees of the Silvermex Board as it feels they are unnecessary and would not improve the function and performance of the Silvermex Board, Chief Executive Officer or the respective committees. The role of Chair of the Silvermex Board is delineated by the nature of the overall responsibilities of the Silvermex Board (in the case of the Chair of the Silvermex Board) or the committee (in the case of a chair of a committee).

           The Silvermex Board has not set limits on the objectives to be met by the Chief Executive Officer, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Role of the Chair

           The Chair of the Silvermex Board is an independent director, as indicated above. The Chair presides at all meetings of the Silvermex Board and is responsible for the operation and functioning of the Silvermex Board and for ensuring the Silvermex Board’s effectiveness by encouraging full participation and thorough discussions and by facilitating consensus.

Orientation and Continuing Education

           The Silvermex Board takes the following steps to ensure that all new directors receive orientation regarding the role of the Silvermex Board, its committees and its directors, and the nature and operation of Silvermex.

           The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of Silvermex’s business will be necessary and relevant to each new director.

           Once assessed, the second step is taken by one or more existing directors, who may be assisted by Silvermex’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

           To ensure the Silvermex Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of Silvermex, there are technical presentations made as required at meetings of the Silvermex Board. The presentations can range from a review of Silvermex’s financial statements to various aspects of Silvermex’s business. The Silvermex Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

           As part of its responsibility for the stewardship of Silvermex, the Silvermex Board seeks to foster a culture of ethical conduct by striving to ensure Silvermex carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Silvermex Board:

  has established a Compensation and Corporate Governance Committee, as described below under “Annual General Meeting Matters – Report on Corporate Governance – Board Committees” below;

  has adopted a Code of Business Conduct and Ethics setting out the guidelines for the conduct expected from directors, officers and employees of Silvermex. A copy of the Code has been filed on SEDAR at www.sedar.com. Compliance with the Code of Business Conduct and Ethics is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Silvermex Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of Silvermex are responsible for ensuring compliance with the Code by employees. Since the beginning of Silvermex’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code;

  has established a written “Whistleblower Policy” which details complaint procedures for financial concerns as further described below under “Annual General Meeting Matters – Report on Corporate Governance – Complaints”;

  has created a “Corporate Disclosure and Trading Policy” which details when directors, officers and employees should not engage in trading in Silvermex’s securities;

  encourages management to consult with legal and financial advisors to ensure Silvermex is meeting its corporate governance requirements and obligations;

  is cognizant of Silvermex’s timely disclosure obligations and reviews material disclosure documents such as financial statements, management’s discussion & analysis and press releases prior to distribution;

  relies on its Audit Committee to discuss, as needed, Silvermex’s systems of internal financial control with Silvermex’s external auditor; and

  actively monitors Silvermex’s compliance with the Silvermex Board’s directives and ensures that all material transactions are reviewed and authorized by the Silvermex Board before being undertaken by management.

           In addition, the Silvermex Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

           The Audit Committee has established a written “Whistleblower Policy” which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding Silvermex’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

           The Whistleblower Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

           The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Nomination of Directors

           The Silvermex Board does not currently have a nominating committee. The Silvermex Board does not feel it is necessary to increase the number of directors on the Silvermex Board at this time. When the Silvermex Board considers it necessary to increase its size, it may consider whether a nominating committee of the Silvermex Board, members of which will be the independent directors of the Silvermex Board, needs to be formed to recommend appointees and assess directors on an ongoing basis.

           Any new appointees or nominees to the Silvermex Board must have a favourable track record in general business management, special expertise in areas of strategic interest to Silvermex, the ability to devote the time required and a willingness to serve as a director.

Compensation

           To assist the Silvermex Board in determining the appropriate level of compensation to pay the Chair of the Silvermex Board, Chief Executive Officer, Chief Financial Officer, other executive officers and directors, the Silvermex Board has established a Compensation and Corporate Governance Committee, as described below under “Annual General Meeting Matters – Report on Corporate Governance – Board Committees”. The Compensation and Corporate Governance Committee recommends to the Silvermex Board what it feels is the appropriate compensation based primarily on a comparison of the remuneration paid by Silvermex with the remuneration paid by other public companies that the Compensation and Corporate Governance Committee feels are similarly placed within the same business.

           In addition, the Chair of the Silvermex Board, CEO, CFO, other executive officers and directors are granted stock options under the Silvermex Share Option Plan. The Silvermex Board determines, upon receipt of recommendations of the Compensation and Corporate Governance Committee, the terms of each stock option granted to the directors and officers, within the parameters set out in the Silvermex Share Option Plan and applicable TSX policies. While not required by Silvermex’s governing corporate law, each director abstains from voting on any stock options to be granted to themselves if the options are granted at a meeting of the Silvermex Board and not by a consent resolution.

           Since the beginning of Silvermex’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of Silvermex’s directors and officers.

Board Committees

           In order to assist the Silvermex Board in carrying out its mandate, the Silvermex Board has established the following two committees:

1.	Audit Committee, which carries out its function in accordance with the Audit Committee Charter; and

2.	Compensation and Corporate Governance Committee, which carries out its function in accordance with the Compensation and Corporate Governance Committee Charter.

           Their mandates and membership are outlined below. Committee charters are reassessed by each committee when the committee feels it is appropriate. All committee charters are posted on our website at www.silvermexresources.com.

Audit Committee

           The Audit Committee, comprised of Joseph J. Ovsenek, chair, Arthur Brown and Kenneth C. McNaughton, has the responsibility of, among other things, recommending the appointment of independent auditor to the Silvermex Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Silvermex Board of our annual and quarterly financial results and management discussion and analysis; and overseeing the establishment of “whistle-blower” and related policies. Each member of the Audit Committee is an independent director. NI 52-110 requires Silvermex’s Audit Committee to meet certain requirements and to disclose certain information regarding the Audit Committee. The required disclosure is contained in Silvermex’s Annual Information Form, which has been filed on SEDAR.

           The Audit Committee members, all independent directors, hold four regularly scheduled meetings throughout the year. At regularly scheduled meetings management and if necessary, representatives of Deloitte & Touche LLP, Silvermex’s current auditors, are typically in attendance initially, and thereafter with the meeting attended by Audit Committee members only. Additional Audit Committee meetings with representatives Silvermex’s management and/or representatives of Deloitte & Touche LLP are held on an ad hoc basis if required during the year.

Compensation and Corporate Governance Committee

           The Compensation and Corporate Governance Committee, comprised of Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek, is responsible for reviewing all compensation (including the grant of stock options under the Silvermex Share Option Plan) paid by Silvermex to the Silvermex Board and senior management of Silvermex, and its subsidiaries. The Compensation and Corporate Governance Committee is also responsible for reporting to the Silvermex Board on the results of those reviews and making recommendations to the Silvermex Board for adjustments to such compensation. The Compensation and Corporate Governance Committee is responsible for advising the Silvermex Board of the appropriate corporate governance procedures that should be adopted and implemented by Silvermex and the Silvermex Board and monitoring whether they comply with such procedures.

Board and Committee Meetings

           The Silvermex Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant.

           Compensation and Corporate Governance Committee meetings generally take place in conjunction with Silvermex Board meetings. As both independent and non-independent directors are present at these meetings, when consideration of a matter affecting non-independent directors occurs at a meeting, the non-independent directors refrain from discussion and voting or if appropriate excuse themselves from the meeting so that the independent directors can have an open and candid discussion of, and vote on, the matter.

           The following table summarizes directors’ attendance at all Silvermex Board and Committee meetings since the beginning of Silvermex’s last financial year:

Director	Board of Directors	Audit Committee	Compensation and Corporate
Governance Committee
Arthur Brown	4/5	3/6	6/6
Michael H. Callahan	4/5	n/a	n/a
Duane A. Nelson	5/5	n/a	n/a
Kenneth C. McNaughton	4/5	6/6	6/6
Joseph J. Ovsenek	4/5	6/6	6/6

Assessments

           The Compensation and Corporate Governance Committee is also responsible for regularly assessing the effectiveness of the Silvermex Board, its Committees and individual directors on an ongoing basis and reporting to the Silvermex Board on its assessment. Neither the Silvermex Board nor the Compensation and Corporate Governance Committee has established any formal procedures to regularly assess the Silvermex Board, its committees or the individual directors with respect to their effectiveness and contributions.

Securities Authorized for Issuance Under Equity Compensation Plans

           As at December 31, 2011, the current Silvermex Share Option Plan was the only equity compensation plan adopted by Silvermex.

           The following table sets out, as at December 31, 2011, the end of Silvermex’s last completed financial year, information regarding outstanding options granted by Silvermex under its equity compensation plans.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders – (the Silvermex Share Option Plan)	12,108,981	$0.55	23,933,336

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	12,108,981	$0.55	23,933,336

           The Silvermex Share Option Plan was established in accordance with the TSX Policies. Under the Silvermex Share Option Plan, a maximum of 10% of the Silvermex Shares issued and outstanding at any time are reserved for issuance under the plan. This kind of stock option incentive plan is known as a “rolling” plan. The purpose of the Silvermex Share Option Plan is to advance the interests of Silvermex by encouraging equity participation in Silvermex through the acquisition of shares of Silvermex upon the exercise of share options.

            The following is a summary of the material terms of the Silvermex Share Option Plan:

           Eligible Persons. “Service Providers” are eligible to receive grants of options under the Silvermex Share Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants of Silvermex and its affiliates and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

           Number of Securities Issuable. A maximum of 10% of Silvermex’s issued and outstanding Silvermex Shares at the time the Silvermex Shares are reserved for issuance, less any Silvermex Shares reserved for issuance under other share compensation arrangements, may be reserved for issuance under the Silvermex Share Option Plan.

           Exercise Price. The exercise price of an option granted under the Silvermex Share Option Plan is established by the Silvermex Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price, being, while the Silvermex Shares are listed on the TSX, the closing price for the Silvermex Shares on the TSX on the last trading day before the date of grant of the option.

           Vesting. Vesting of options is in accordance with the vesting and exercise provisions provided in the optionee’s employment agreement or consulting agreement or, if there is no such agreement, at the discretion of the Silvermex Board. On a change of control or take-over bid, the options held by an optionee may be exercised in full or in part at any time before the applicable vesting periods for those options, if and to the extent provided in the optionee’s employment agreement or consulting agreement, or at the discretion of the Silvermex Board.

           Term of Options. Options granted under the Silvermex Share Option Plan will have a maximum term of 10 years from their date of grant, except as extended in connection with a black-out period.

           Extension of Expiry Period during Blackout Period. If an option which has been previously granted is set to expire during a period in which trading in securities of Silvermex by the option holder is restricted by a blackout period, or within 9 business days of the expiry of a blackout period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

           Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of Silvermex except as follows:

(a)	if and to the extent provided in the optionee’s employment agreement or consulting agreement;

(b)

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

(c)

vested options will expire 30 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, Silvermex, and any unvested options shall immediately terminate;

(d)

in the event of a director not being nominated for re-election as a director of Silvermex, although consenting to act and being under no legal capacity which would prevent the director from being a member of the Silvermex Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of the shareholders’ meeting upon which the director is not re- elected; and

(e)	if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate.

           No Assignment. All options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, subject to certain exceptions as set out in the Silvermex Share Option Plan.

           Insider Participation Limit. The Silvermex Share Option Plan limits insider participation such that disinterested shareholder approval will be required if an action is undertaken whereby the number of Silvermex Shares issued and issuable to insiders at any time and within a one-year-period, under the plan and any other security based compensation arrangement, exceeds 10% of the issued and outstanding Silvermex Shares.

           Amendments Requiring Shareholder Approval. Silvermex Shareholder approval, and in some instances, disinterested shareholder approval, is required before any of the following amendments to the Silvermex Share Option Plan or an option granted thereunder may become effective:

(a)	an amendment to increase to the aggregate maximum percentage of Silvermex Shares issuable under the Silvermex Share Option Plan;

(b)	an amendment that would reduce the exercise price of an outstanding option held by an insider of Silvermex;

(c)	an amendment to extend the term of any option beyond the expiry date or allow for the expiry date to be greater than 10 years, except as extended in connection with a black-out period;

(d)	any amendment to permit assignments or exercises other than by the optionee, other than as set out in the Silvermex Share Option Plan;

(e)

an amendment to provide for other types of compensation through equity issuance, unless the amendments results from the application of certain adjustment provisions as set out in the Silvermex Share Option Plan; and

(f)	any amendment which is required to be approved by shareholders under applicable law (including the rules, regulations and policies of the TSX).

           Amendments Not Requiring Shareholder Approval. Subject to the rules, regulations and policies of the TSX, the Silvermex Share Option Plan or an option granted thereunder may be amended by the Silvermex Board without shareholder approval for the following:

(a)	amendments of a “housekeeping” nature;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting the administration of the Silvermex Share Option Plan;

(d)	amendments to expand the categories of individuals eligible to receive options under the Silvermex Share Option Plan;

(e)	any amendment to the vesting provisions of the Silvermex Share Option Plan or any option;

(f)

any amendment to the early termination provisions of the Silvermex Share Option Plan or any option granted there under, provided such amendment does not entail an extension beyond the original expiry date;

(g)

an amendment to provide any form of financial assistance by Silvermex for the acquisition by all or certain categories of optionees of Silvermex Shares under the plan, and the subsequent amendment of any such provision which is more favourable to the optionees;

(h)

an amendment to provide for a cashless exercise feature, payable in cash or Silvermex Shares, which provides for a full deduction of the number of underlying Silvermex Shares from the plan reserve, and the subsequent amendment of any such provision which is more favourable to the optionees;

(i)	any amendment necessary to suspend or terminate the Silvermex Share Option Plan;

(j)	any amendment which reduce, and not increase, the benefits of Silvermex Share Option Plan to optionees; and

(k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

           General Amendments. Subject to the requirements of applicable law (including the rules, regulations and policies of the TSX), which may require shareholder approval or other regulatory approval, the Silvermex Share Option Plan provides that the Silvermex Board may without shareholder approval amend, suspend, terminate, or discontinue the plan or any option, or revoke or alter any action taken under the Silvermex Share Option Plan or option granted thereunder, except that the Silvermex Board may not undertake any such action if it were to adversely alter or impair an option unless it first obtains the written consent of the affected optionee.

Indebtedness of Directors and Executive Officers

           As at the date of this Information Circular or within 30 days of this date, no executive officer, director, employee or former executive officer, director or employee of Silvermex or any of its subsidiaries is indebted to Silvermex, or any of its subsidiaries, nor are any of these individuals indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Silvermex, or its subsidiaries.

Interest of Informed Persons in Material Transactions

           None of the directors or executive officers of Silvermex, proposed nominee for election as a director of Silvermex, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Silvermex nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Silvermex’s last completed financial year or in any proposed transaction which has or will materially affect Silvermex except as disclosed in Silvermex’s audited financial statements and Management’s Discussion & Analysis for the last financial year.

Management Contracts

           Except as set out herein, there are no management functions of Silvermex which are to any substantial degree performed by a person or company other than the directors or executive officers of Silvermex.

Additional Information

           Additional information relating to Silvermex is available at www.sedar.com and upon request from Silvermex at Suite 1210, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8. Telephone No.: (604) 682-4004 or Fax No.: (604) 682-4009. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Silvermex. Silvermex may require the payment of a reasonable charge from any person or company who is not a security holder of Silvermex, who requests a copy of any such document.

Other Business

           Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Silvermex Shares represented thereby in accordance with their best judgment on such matter.

INTERESTS OF EXPERTS

            The following persons and companies have prepared certain sections of this Information Circular or Appendices attached to this Information Circular as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference into this Information Circular.

Name of Expert	Description of Involvement

Salman Partners	Provided the Salman Partners Fairness Opinion dated April 2, 2012.

GMP Securities L.P.	Provided the GMP Fairness Opinion dated April 2, 2012.

Glenn Clark, P.Eng. and John C. Thornton, SAIMM	Prepared the NI 43-101 compliant technical report named “La Guitarra Mine Technical Report”, dated January 29, 2010 in respect of Silvermex’s La Guitarra Mine.

Daniel Kappes, P. Eng., of Kappes, Cassidy and Associates	Prepared the Feasibiliy Study dated December 16, 2009 in respect of Silvermex’s La Guitarra Mine.

Robert Fraser, M.Sc. P. Geo.

Approved the technical and scientific information in the Information Circular relating to the La Guitarra Mine which is not contained in the La Guitarra Mine Technical Report and the La Guitarra Feasibility Study.

Leonel Lopez, C.P.G. for Pincock Allen & Holt, Inc.

Prepared the NI 43-101 compliant technical report named “NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México”, dated May 18, 2012, in respect of First Majestic’s Del Toro Silver Mine.

Richard Addison, P.E. and Leonel López, C.P.G. for Pincock Allen & Holt, Inc.

Prepared the NI 43-101 compliant technical report named “Technical Report for the La Parrilla Silver Mine, Durango State, México”, dated September 8, 2011, in respect of First Majestic’s La Parilla Silver Mine.

Richard Addison, P.E. and Leonel López, C.P.G. for Pincock Allen & Holt, Inc.

Prepared the NI 43-101 compliant technical report named “Technical Report for the San Martin Silver Mine, State of Jalisco, México”, dated January 15, 2009, as amended and restated on February 26, 2009, in respect of First Majestic’s San Martin Silver Mine.

Richard Addison, P.E. and Leonel López, C.P.G. for Pincock Allen & Holt, Inc.

Prepared the NI 43-101 compliant technical report named “Technical Report for the Encantada Silver Mine, Coahuila State, México”, dated January 12, 2009, as amended and restated on February 26, 2009, in respect of First Majestic’s Encantada Silver Mine.

Name of Expert	Description of Involvement

Deloitte & Touche LLP

Provided the independent auditor’s report dated March 26, 2012 on the annual audited consolidated financial statements of Silvermex for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010.

Provided the report of the independent registered chartered accountants dated March 1, 2012 on the annual audited consolidated financial statements of First Majestic for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flow for the years ended December 31, 2011 and December 31, 2010.

Deloitte & Touche LLP is independent of both Silvermex and First Majestic within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

_____________________
Notes:

(1)

To the knowledge of Silvermex, none of these experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Silvermex Shares or First Majestic Shares as at the date of the statement, report or valuation in question.

               To the knowledge of Silvermex, none of the experts so named (or any of the designated professionals thereof) held any securities of First Majestic or of any associate or affiliate of First Majestic when they prepared the reports referred to above or following the preparation of such reports.

          To the knowledge of Silvermex, none of the experts so named (or any of the designated professionals thereof) held any securities of Silvermex or of any associate or affiliate of Silvermex when they prepared the reports referred to above or following the preparation of such reports.

AVAILABLE INFORMATION

     Silvermex files reports and other information with certain applicable Canadian Securities Authorities. Those reports containing additional information with respect to Silvermex’s business and operations can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in Silvermex’s audited comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011 and Silvermex’s unaudited comparative interim financial statements as at and for the three months ended March 31, 2012, and such information is available on SEDAR at www.sedar.com and will be sent free of charge to any Silvermex Securityholder upon written request.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Silvermex Board.

DATED at Vancouver, British Columbia, on May 22, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Duane Nelson”

Duane Nelson
Chief Executive Officer and Director

INDEPENDENT AUDITOR’S CONSENT

          We have read the management information circular of Silvermex Resources Inc. (“Silvermex”) dated May 22, 2012, relating to the Arrangement involving Silvermex and First Majestic Silver Corp. (“First Majestic”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Silvermex on the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010. Our report is dated March 26, 2012.

(Signed Deloitte & Touche LLP)
Chartered Accountants
Vancouver, Canada
May 22, 2012

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

          We have read the management information circular of Silvermex Resources Inc. (“Silvermex”) dated May 22, 2012 relating to the arrangement involving First Majestic Silver Corp. (“First Majestic”) and Silvermex. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

          We consent to the incorporation by reference in the above-mentioned circular of our report to the board of directors and shareholders of First Majestic and subsidiaries on the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flow for the years ended December 31, 2011 and December 31, 2010. Our report is dated March 1, 2012.

(Signed Deloitte & Touche LLP)
Independent Registered Chartered Accountants
Vancouver, Canada
May 22, 2012

CONSENT OF GMP SECURITIES L.P.

To: The Board of Directors of Silvermex Resources Inc.

          We have read the Silvermex Resources Inc. (“Silvermex”) Notice of Special Meeting and Management Information Circular dated May 22, 2012 (the “Information Circular”) relating to the arrangement involving First Majestic Silver Corp. (“First Majestic”) and Silvermex.

          We hereby consent to the reference to the opinions of this firm under “Summary of Information Circular –GMP Fairness Opinion”, “Summary of Information Circular – Board Recommendation and Reasons”, “The Arrangement – GMP Fairness Opinion” and “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”, the inclusion of this firm’s opinion dated 2, 2012 as Appendix F to the Information Circular and in being named in the Information Circular.

“GMP Securities L.P.” (signed)

Vancouver, British Columbia
May 22, 2012

CONSENT OF SALMAN PARTNERS INC.

To: The Board of Directors of Silvermex Resources Inc.

          We have read the Silvermex Resources Inc. (“Silvermex”) Notice of Special Meeting and Management Information Circular dated May 22, 2012 (the “Information Circular”) relating to the arrangement involving First Majestic Silver Corp. (“First Majestic”) and Silvermex.

          We hereby consent to the reference to the opinions of this firm under “Summary of Information Circular –Salman Partners Fairness Opinion”, “Summary of Information Circular – Board Recommendation and Reasons”, “The Arrangement – Salman Partners Fairness Opinion” and “The Arrangement – Recommendation of the Silvermex Board and Reasons for the Recommendation”, the inclusion of this firm’s opinion dated April 2, 2012 as Appendix G to the Information Circular and in being named in the Information Circular.

“Salman Partners Inc.” (signed)

Vancouver, British Columbia
May 22, 2012

APPENDIX A

FORM OF ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.              The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the Information Circular (the “Circular”) of Silvermex Resources Inc. (“Silvermex”) dated May 22, 2012, is hereby authorized, approved and adopted.

2.              The Plan of Arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit B to the Arrangement Agreement between Silvermex and First Majestic Silver Corp. (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.              The Arrangement Agreement, the actions of the directors of Silvermex in approving the Arrangement Agreement and the actions of the directors and officers of Silvermex in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.              Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders, warrantholders and optionholders (the “Securityholders”) of Silvermex or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Silvermex are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.              Any officer or director of Silvermex is hereby authorized and directed for and on behalf of Silvermex to execute or cause to be executed, under the seal of Silvermex or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

APPENDIX B

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                     Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“2008 Plan” means Silvermex’s stock option plan dated May 20, 2008;

(b)	“2011 Plan” means Silvermex’s stock option plan dated July 26, 2011;

(c)

“Adjusted Exercise Price” means, with respect to each Silvermex Warrant that is exchanged for a Replacement Warrant pursuant to Section 2.3(b), the exercise price of such Silvermex Warrant prior to the Effective Time divided by the Exchange Ratio;

(d)

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the arrangement agreement dated April ___, 2012 between First Majestic and Silvermex;

(f)

“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit A to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Silvermex Securityholders voting together as a single class at the Silvermex Meeting;

(g)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(h)	“Court” means the British Columbia Supreme Court;

(i)	“Depositary” means Computershare Investor Services Inc., at such offices as will be set out in the Letter of Transmittal;

(j)	“Dissent Procedures” has the meaning set out in Section 3.1;

(k)	“Dissent Rights” has the meaning set out in Section 3.1;

(l)	“Dissenting Shareholder” means a holder of Silvermex Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(m)	“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.10 of the Arrangement Agreement;

(n)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

(o)

“Election Notice” means a notice of election (the form of which shall be sent to Silvermex Warrantholders) that is conditional upon completion of the Arrangement and that is validly given by a Silvermex Warrantholder and pursuant to which a Silvermex Warrantholder may elect to receive a Replacement Warrant in lieu of the Warrant Consideration;

(p)

“Eligible Holder” means a beneficial holder of Silvermex Shares (including for greater certainty, Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) that is: (i) a resident of Canada for the purposes of the ITA and not exempt under Part I of the ITA; or (ii) a partnership, any member of which is resident in Canada for the purposes of the ITA (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the ITA);

(q)	“Exchange Ratio” means 0.0355;

(r)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(s)	“First Majestic” means First Majestic Silver Corp, a company existing under the laws of British Columbia;

(t)	“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

(u)

“holder” means, when used with reference to any Silvermex Securities, the holder of such Silvermex Securities (in the case of Silvermex Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Silvermex in respect of the Silvermex Shares);

(v)	“ITA” means the Income Tax Act (Canada);

(w)	“Letter of Transmittal” means the Letter of Transmittal for use by holders of Silvermex Shares;

(x)	“Meeting Date” means the date of the Silvermex Meeting;

(y)

“Option Consideration” means, in respect of Silvermex Options held by a Silvermex Optionholder, the number of Silvermex Shares obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Options by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Options; by (ii) the Silvermex Share Value;

(z)

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(aa)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(bb)	“Regulation S” means Regulation S under the U.S. Securities Act;

(cc)	“Replacement Warrant” has the meaning ascribed thereto in Section 2.3(b);

(dd)	“Section 85 Election” has the meaning ascribed thereto in Section 2.4(c);

(ee)

“Share Consideration” means the consideration to be received by each Silvermex Shareholder (including, for greater certainty, a holder of Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) pursuant to this Plan of Arrangement in exchange for each Silvermex Share held by such Silvermex Shareholder, consisting of an indivisible mixture of such number of First Majestic Shares as is equal to the Exchange Ratio and $0.0001 in cash;

(ff)	“Silvermex” means Silvermex Resources Inc., a company existing under the laws of British Columbia;

(gg)	“Silvermex Meeting” means the special meeting of Silvermex Securityholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

(hh)	“Silvermex Option” means an option to purchase Silvermex Shares issued pursuant to a Silvermex Stock Option Plan;

(ii)	“Silvermex Optionholder” means a holder of Silvermex Options;

(jj)	“Silvermex Securityholders” means, together, the Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders;

(kk)	“Silvermex Share” means a common share in the authorized share structure of Silvermex;

(ll)	“Silvermex Shareholder” means a holder of Silvermex Shares;

(mm)	“Silvermex Share Value” means $0.60;

(nn)	“Silvermex Stock Option Plans” means, together, the 2008 Plan and the 2011 Plan;

(oo)	“Silvermex Warrant” means a common share purchase warrant of Silvermex;

(pp)	“Silvermex Warrantholder” means a holder of Silvermex Warrants;

(qq)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 23, 2010 between Silvermex and Computershare Investor Services Inc., as rights agent;

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)	“U.S.” means the United States as that term is defined in Regulation S;

(tt)	“U.S. Person” means a U.S. Person as that term is defined in Regulation S, as amended;

(uu)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

(vv)

“Warrant Consideration” means, in respect of Silvermex Warrants held by a Silvermex Warrantholder, the number of Silvermex Shares (rounded down to the nearest whole Silvermex Share) obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Warrants by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Warrants; by (ii) the Silvermex Share Value.

1.2                     Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                     Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4                     Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                     Construction. In this Plan of Arrangement unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2
ARRANGEMENT

2.1                     Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                     Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Silvermex;

(b)	the Silvermex Securityholders; and

(c)	First Majestic.

2.3                     Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)

five minutes after the steps contemplated in Section 2.3(a), each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for a warrant (a “Replacement Warrant”) to purchase a number of First Majestic Shares equal to the product of the Exchange Ratio multiplied by the number of Silvermex Shares issuable on exercise of such Silvermex Warrant for an exercise price per First Majestic Share equal to the Adjusted Exercise Price rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant shall be rounded down to the next whole number of First Majestic Shares), and such Silvermex Warrants shall thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged and any certificate previously evidencing the Silvermex Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant. The Replacement Warrants will not be exercisable by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available;

(c)

five minutes after the steps contemplated in Section 2.3(b), notwithstanding any exercise provisions to which a Silvermex Warrant might otherwise be subject (whether by contract, the conditions of a grant, or applicable law):

(i)

the outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will, without any further action by or on behalf of such Silvermex Warrantholder, be deemed to be exercised for the Warrant Consideration, if any, and the Silvermex Shares issuable in connection therewith will be deemed to be issued to such Silvermex Warrantholder as fully paid and non-assessable common shares in the authorized share structure of Silvermex provided that no share certificates shall be issued with respect to such shares; and

(ii)

with respect to each Silvermex Warrant, the holder thereof will cease to be the holder of such Silvermex Warrant, will cease to have any rights as a holder in respect of such Silvermex Warrant, such holder’s name will be removed from the register of Silvermex Warrants, and all agreements, grants and other similar instruments relating thereto will be cancelled;

(d)

concurrent with the steps contemplated in Section 2.3(c), notwithstanding any vesting or exercise provisions to which a Silvermex Option might otherwise be subject (whether by contract, the conditions of grant, applicable law or the terms of the Silvermex Stock Option Plans):

(i)

the outstanding Silvermex Options will, without any further action by or on behalf of any holder of such Silvermex Options, be deemed to be fully vested and exercised in exchange for the Option Consideration, if any, and the Silvermex Shares issuable in connection therewith will be deemed to be issued to such Silvermex Optionholder as fully paid and non-assessable common shares in the authorized share structure of Silvermex provided that no share certificates shall be issued with respect to such shares;

(ii)

with respect to each Silvermex Option, the holder thereof will cease to be the holder of such Silvermex Option, will cease to have any rights as a holder in respect of such Silvermex Option, such holder will be removed from the register of Silvermex Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(iii)	the Silvermex Stock Option Plans shall be terminated;

(e)

five minutes after the steps contemplated in Section 2.3(d), each Silvermex Share held by a Dissenting Shareholder in respect of which the Silvermex Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(f)

five minutes after the steps contemplated in Section 2.3(e), each Silvermex Share (other than any Silvermex Share held by any Dissenting Shareholder but including, for greater certainty, any Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) shall be deemed to be transferred to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Share Consideration; and

(g)	with respect to each Silvermex Share transferred and assigned in accordance with Section 2.3(e) or Section 2.3(f):

(i)

the registered holder thereof shall cease to be the registered holder of such Silvermex Share and the name of such registered holder shall be removed from the register of Silvermex Shareholders as of the Effective Time;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Silvermex Share; and

(iii)	First Majestic will be the holder of all of the outstanding Silvermex Shares and the register of Silvermex Shareholders shall be revised accordingly.

2.4                     Post-Effective Time Procedures.

(a)

Following receipt of the Final Order and prior to the Effective Date, First Majestic shall deliver or arrange to be delivered to the Depositary the Share Consideration, including certificates representing the First Majestic Shares required to be issued to the Silvermex Shareholders in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Silvermex Shareholders for distribution to such former Silvermex Shareholders in accordance with the provisions of Article 4 hereof.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former Silvermex Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Silvermex Shares and such other documents as the Depositary may require, former Silvermex Shareholders shall be entitled to receive delivery of the certificates representing the First Majestic Shares and cheques representing the cash to which they are entitled pursuant to Section 2.3(f). Notwithstanding the foregoing, holders of Silvermex Options and Silvermex Warrants who received Silvermex Shares pursuant to Section 2.3(c) or Section 2.3(d) shall not receive certificates representing such Silvermex Shares and, accordingly, shall not be required to deliver any such certificates pursuant to this Section 2.4(b);

(c)

An Eligible Holder whose Silvermex Shares are exchanged for the Share Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the ITA (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date 90 days after the Effective Date. Neither Silvermex, First Majestic nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, First Majestic or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, First Majestic will promptly delivera tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with First Majestic in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Silvermex Shares to First Majestic.

2.5                     Entitlement to Cash Consideration. In any case where the aggregate cash consideration payable to a particular Silvermex Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

2.6                     No Fractional First Majestic Shares. In no event shall any holder of Silvermex Shares be entitled to a fractional First Majestic Share. Where the aggregate number of First Majestic Shares to be issued to a former Silvermex Shareholder as consideration under this Arrangement would result in a fraction of a First Majestic Share being issuable, the number of First Majestic Shares to be received by such Silvermex Shareholder shall be rounded down to the nearest whole First Majestic Share.

2.7                     Adjustments to the Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into First Majestic Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to First Majestic Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                     Rights of Dissent.

(a)

Registered holders of Silvermex Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Silvermex not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Silvermex Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)

are ultimately entitled to be paid fair value for their Silvermex Shares shall be deemed to have transferred such Silvermex Shares to First Majestic as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by First Majestic of the fair value thereof, in cash; or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Silvermex Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Silvermex Shares and shall receive Share Consideration on the basis determined in accordance with Section 2.3(f);

but in no case shall First Majestic, Silvermex or any other Person be required to recognize such Persons as holders of Silvermex Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Silvermex Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, none of the following shall be entitled to exercise Dissent Rights:

	(i)	Silvermex Optionholders;

	(ii)	Silvermex Warrantholders; and

	(iii)	Silvermex Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4
EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

4.1                     Delivery of First Majestic Shares and Cash.

(a)

Upon surrender to the Depository for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Silvermex Shares that were exchanged for the Share Consideration in accordance with Section 2.3(f) hereof together with such other documents and instruments as would have been required to effect the transfer of the Silvermex Shares formerly represented by such certificate under the Business Corporations Act and the articles of Silvermex and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, a certificate representing the First Majestic Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 2.3(f) hereof. Notwithstanding the foregoing, holders of Silvermex Options and Silvermex Warrants who received Silvermex Shares pursuant to Section 2.3(c) or Section 2.3(d) shall not receive certificates representing such Silvermex Shares and, accordingly, shall not be required to deliver any such certificates.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Silvermex Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(f) hereof.

4.2                     Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Silvermex Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Silvermex Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share.

4.3                     Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Silvermex Shares that were exchanged pursuant to Section 2.3(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing First Majestic Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic and its transfer agent in such sum as First Majestic may direct or otherwise indemnify First Majestic in a manner satisfactory to First Majestic against any claim that may be made against First Majestic with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                     Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Silvermex Shares that were exchanged pursuant to Section 2.3(f) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of First Majestic. On such date, the First Majestic Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to First Majestic together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of First Majestic, Silvermex or the Depositary shall be liable to any person in respect of any First Majestic Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5                     Withholding and Sale Rights. Each of First Majestic and the Depositary shall be entitled to deduct and withhold from (i) any First Majestic Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Silvermex Shares, or (ii) any dividend or consideration otherwise payable to any holder of Silvermex Shares or First Majestic Shares such amounts as First Majestic or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the First Majestic Shares, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of First Majestic and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the First Majestic Shares otherwise issuable or payable to such holder as is necessary to provide sufficient funds to First Majestic or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the First Majestic Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or First Majestic Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither of First Majestic or the Depositary shall be obligated to seek or obtain a minimum price for any of the First Majestic Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.6                     Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Silvermex Shares, Silvermex Options and Silvermex Warrants issued prior to the Effective Time; and

(b)	the rights and obligations of the holders of Silvermex Shares, Silvermex Options and Silvermex Warrants shall be solely as provided in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1                     First Majestic and Silvermex reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (i) set out in writing, (ii) agreed to in writing by First Majestic and Silvermex, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Silvermex Securities if and as required by the Court.

5.2                     Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Silvermex at any time prior to the Meeting (provided that First Majestic shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                     Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Silvermex and First Majestic, and (ii) if required by the Court, it is consented to by holders of the Silvermex Securities voting in the manner directed by the Court.

5.4                     Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by First Majestic, provided that it concerns a matter which, in the reasonable opinion of First Majestic, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Silvermex Securities.

ARTICLE 6
FURTHER ASSURANCES

6.1                     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMBINED COMPANY

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012
AND
FOR THE YEAR ENDED DECEMBER 31, 2011
(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2012
(Unaudited) (tabular amounts are expressed in thousands of United States dollars)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
Assets		(Note 7(a))
Current assets
Cash and cash equivalents	$85,333	$5,105	4 (a)	$5,874	$96,285
			4 (b)	(27)
Restricted cash	-	3,044		-	3,044
Trade and other receivables	14,431	2,000		-	16,431
Income taxes receivable	11,270	-		-	11,270
Inventories	18,313	1,605		-	19,918
Other financial assets	10,259	7,021		-	17,280
Prepaid expenses and other	2,369	1,306		-	3,675
Total current assets	141,975	20,081		5,847	167,903

Non-current assets
Mining interests	176,755	17,446	4 (c), 4(e)	63,329	269,174
			4 (d)	11,644
Property, plant and equipment	140,975	23,666	4 (d)	(11,644)	152,997
Goodwill	-	3,100	4 (e)	(3,100)	17,732
			4 (f)	17,732
Deferred tax assets	7,208	4,310		-	11,518
Deposits on long-term assets	13,970	299		-	14,269
Total assets	$480,883	$68,902		$83,808	$633,593

Liabilities and Equity

Current liabilities
Trade and other payables	$27,499	$4,577	4 (g)	$1,789	$33,865
Other financial liabilities	790	-		-	790
Debt facilities	137	1,484		-	1,621
Current portion of lease obligations	5,231	-		-	5,231
Income taxes payable	-	-	4 (h)	6,137	6,137

Total current liabilities	33,657	6,061		7,926	47,644

Non-current liabilities
Lease obligations	10,647	-		-	10,647
Decommissioning liabilities	6,778	2,102		-	8,880
Deferred tax liabilities	50,361	2,157	4 (f)	17,732	70,250

Total liabilities	101,443	10,320		25,658	137,421

Equity

Shareholders' equity
Share capital	276,799	138,849	4 (a)	5,874	394,706
			4 (i)	(144,723)
			4 (j)	117,907
Equity reserves	26,833	21,714	4 (i)	(21,714)	27,447
			4 (k)	614
Retained earnings (Accumulated deficit)	75,808	(101,981)	4 (g)	(1,789)	74,019
			4 (i)	101,981

Total equity	379,440	58,582		58,150	496,172

Total liabilities and equity	$480,883	$68,902		$83,808	$633,593

The accompanying notes are an integral part of the pro forma consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2012
(Unaudited) (amounts are expressed in thousands of United States dollars, except share and per share amounts)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
		(Note 7(b))

Revenues	$57,815	$2,928		$-	$60,743
Cost of sales	16,693	2,399		-	19,092
Gross margin	41,122	529		-	41,651
Depletion, depreciation and amortization	5,453	433	4 (l)	36	5,922
Mine operating earnings	35,669	96		(36)	35,729

General and administrative expense	4,417	1,557		-	5,974
Share-based payments	2,825	298		-	3,123
Exploration	-	1,529		-	1,529
Accretion of decommissioning liabilities	103	34		-	137
Foreign exchange loss (gain)	275	(32)		-	243
Operating earnings	28,049	(3,290)		(36)	24,723
Investment and other income	5,581	95		-	5,676
Finance costs	(399)	(14)		-	(413)
Write-downs and other expense	-	(1,254)		-	(1,254)
Earnings before income taxes	33,231	(4,463)		(36)	28,732
Income taxes
Current income tax expense	4,849	35		-	4,884
Deferred income tax expense (recovery)	2,024	(1,174)	4 (m)	(10)	840
	6,873	(1,139)		(10)	5,724
Net earnings (loss) for the period	$26,358	$(3,324)		$(26)	$23,008

Earnings per common share
Basic	$0.25	$(0.01)			$0.20
Diluted	$0.24	$(0.01)			$0.19

Weighted average shares outstanding
Basic	105,440,048	239,898,542	5		114,824,935
Diluted	109,314,773	239,898,542	5		118,699,660

The accompanying notes are an integral part of the pro forma consolidated financial statements

First Majestic Silver Corp.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011
(Unaudited) (amounts are expressed in thousands of United States dollars, except share and per share amounts)

					First Majestic
	First Majestic	Silvermex		Pro Forma	Pro Forma
	Silver Corp.	Resources Inc.	Note	Adjustments	Consolidated
		(Note 7(c))

Revenues	$245,514	$16,957		$-	$262,471
Cost of sales	66,787	9,052		-	75,839
Gross margin	178,727	7,905		-	186,632
Depletion, depreciation and amortization	15,440	1,365	4 (l	179	16,984
Mine operating earnings	163,287	6,540		(179)	169,648

General and administrative expense	16,452	5,664		-	22,116
Share-based payments	5,948	2,308		-	8,256
Exploration	-	2,422		-	2,422
Accretion of decommissioning liabilities	435	93		-	528
Foreign exchange loss	622	420		-	1,042
Operating earnings	139,830	(4,367)		(179)	135,284
Investment and other income	(1,030)	1,605		-	575
Finance costs	(1,263)	(69)		-	(1,332)
Write-downs and other expenses	-	(8,100)		-	(8,100)
Earnings before income taxes	137,537	(10,931)		(179)	126,427
Income taxes
Current income tax expense	10,920	192		-	11,112
Deferred income tax expense (recovery)	23,043	(7,166)	4 (m	(50)	15,827
	33,963	(6,974)		(50)	26,939
Net earnings (loss) for the year	$103,574	$(3,957)		$(129)	$99,488

Earnings per common share
Basic	$1.00	$(0.02)			$0.88
Diluted	$0.96	$(0.02)			$0.85

Weighted average shares outstanding
Basic	103,276,935	235,680,584	5		112,661,822
Diluted	107,368,050	235,680,584	5		116,752,937

The accompanying notes are an integral part of the pro forma consolidated financial statements

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

1.        BASIS OF PREPARATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition by First Majestic Silver Corp. (“First Majestic”) of all of the outstanding shares of Silvermex Resources Inc. (“Silvermex”).

The unaudited pro forma condensed consolidated statement of financial position of First Majestic as at March 31, 2012 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2012 and for the year ended December 31, 2011 have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of Silvermex by First Majestic pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards (“IFRS”) have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of financial position combining:
	i)	The unaudited condensed interim consolidated statement of financial position of First Majestic as at March 31, 2012; and
	ii)	The unaudited condensed interim consolidated statement of financial position of Silvermex as at March 31, 2012.

b)	A pro forma condensed consolidated statement of income for the three months ended March 31, 2012 combining:
	i)	The unaudited condensed consolidated interim statement of income of First Majestic for the three months ended March 31, 2012; and
	ii)	The unaudited condensed interim consolidated statement of comprehensive loss of Silvermex for the three months ended March 31, 2012.

c)	A pro forma condensed consolidated statement of income for the year ended December 31, 2011 combining:
	i)	The audited consolidated statement of income of First Majestic for the year ended December 31, 2011; and
	ii)	The audited consolidated statement of comprehensive loss of Silvermex for the year ended December 31, 2011.

The pro forma consolidated statement of financial position as at March 31, 2012 has been prepared as if the transactions described in notes 3 and 4 had occurred on March 31, 2012. The pro forma consolidated statements of income for the three months ended March 31, 2012 and for the year ended December 31, 2011 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2011.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of First Majestic, which would have actually resulted had the transactions been effected on dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of First Majestic and Silvermex for the year ended December 31, 2011, and notes thereto; as well as the unaudited interim condensed consolidated financial statements of First Majestic and Silvermex for the three months ended March 31, 2012.

Notes Page 1

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in First Majestic’s audited consolidated financial statements as at December 31, 2011. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between First Majestic and Silvermex where the impact was potentially material. With the exception of items adjusted in note 4, the significant accounting policies of Silvermex conform in all material respects to those of First Majestic.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

In April 2012, First Majestic and Silvermex jointly announced that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Silvermex for a consideration of 0.0355 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of Silvermex. Outstanding Silvermex options will be deemed to be vested, exercised, and cancelled in exchange for Silvermex shares equal to the in-the-money value of the options and the resulting Silvermex shares will be exchanged for First Majestic shares based on the Exchange Ratio. Outstanding Silvermex warrants may be exchanged for equivalent warrants of First Majestic based on the Exchange Ratio, at the election of the holder. For those Silvermex warrants which are not exchanged, the Silvermex warrants will be deemed vested, exercised, and cancelled in exchange for Silvermex shares equal to the in-the-money value of the warrants and the resulting Silvermex shares will be exchanged for First Majestic shares based on the Exchange Ratio.

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex voting together as a single class at an annual general meeting of Silvermex shareholders and special meeting of Silvermex securityholders expected to take place in June 2012. In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

For the purpose of these unaudited pro forma consolidated financial statements, there were a total of 9,384,887 First Majestic common shares exchanged for 261,296,078 Silvermex shares outstanding as at May 15, 2012 and 3,067,878 Silvermex shares expected to be issued for the remaining outstanding in-the-money Silvermex options. In-the-money options are assumed to be exercised on a cashless basis by exchanging the in-the-money value of the options into Silvermex shares at a deemed price of $0.60 (CAD$0.60) per share. The value of the First Majestic common shares issued was calculated based on the closing price of First Majestic common shares on May 15, 2012 for the purpose of preparing these consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of First Majestic’s common shares on the closing date of the acquisition.

The transaction has an estimated total consideration of $118,548,000 including the following items at May 15, 2012:

i)	9,384,887 First Majestic common shares at $12.56 per share (CAD$12.60) for total share consideration of $117,907,000;
ii)	489,038 First Majestic replacement warrants with fair value of $614,000; and
iii)	Cash payment of $27,000 as a result of cash consideration of CAD$0.0001 per Silvermex share.

The fair value of the Silvermex warrants which are assumed to be exchanged for First Majestic warrants was determined using a Black-Scholes model using the following weighted average assumptions:

Notes Page 2

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

Weighted average fair value at grant date (CAD$)	1.26
Average risk-free interest rate (%)	1.21
Expected life (years)	1.47
Expected volatility (%)	61

The transaction will be accounted for as a business combination. First Majestic has estimated the fair value of the non-mining interest net assets to be equal to their carrying value, except with respect to additional provision of $6,137,000 related to VAT refund claims and other tax contingencies. The remainder of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $63,329,000 has been assigned as the increase to the estimated fair value of the acquired mining interests. A deferred income tax liability of $17,732,000 arising from temporary difference on purchase price allocation is recognized with a corresponding increase in goodwill.

The Company will complete a full and detailed valuation of the fair value of the net assets of Silvermex acquired with the assistance of an independent third party. Additionally, the consideration given by First Majestic will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in this pro forma information. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of financial position.

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma consolidated financial statements is summarized in the table below:

Notes Page 3

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

Acquisition costs:
9,384,887 First Majestic common shares	$117,907
489,038 First Majestic warrants	614
Cash paid (264.4 million Silvermex shares x CAD$0.0001 per share)	27
$118,548

Allocation of acquisition costs
Cash and cash equivalents	$10,979
Other current assets	14,976
Mining interests	92,419
Property, plant and equipment	12,022
Goodwill	17,732
Deferred tax assets	4,310
Deposit on long-term assets	299
Trade and other payables	(4,577)
Income taxes payable	(6,137)
Debt facilities	(1,484)
Decommissioning liabilities	(2,102)
Deferred tax liabilities	(19,889)
$118,548

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Silvermex had occurred on March 31, 2012.

	a)	To record the exercise of 750,000 options and 17,478,272 warrants of Silvermex for the period from March 31, 2012 to May 15, 2012 for a cash proceeds of $5,874,000 before closing of the transaction.

	b)	To record the $27,000 cash paid on acquisition based on $0.0001 offered for 264.4 million Silvermex shares.

	c)	To record the excess of the consideration paid over the carrying value of Silvermex’s net assets allocated to mining interests of $63,329,000.

	d)	To record the reallocation of mine infrastructure costs of $11,644,000 from property, plant and equipment to mining interests in accordance with First Majestic’s accounting presentation.

	e)	To derecognize goodwill previously recognized by Silvermex.

f)

To record the deferred income tax liability and related goodwill on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases at tax rate of 28%.

	g)	To record the estimated costs of the business combination in the amount of $1,789,000 incurred by First Majestic. No pro forma adjustment to the statement of income has been shown for this amount.

	h)	To recognize additional provision for income tax liability of Silvermex in relation to VAT refund claims and other tax contingencies.

	i)	Elimination of historical equity of Silvermex on acquisition including the pro forma adjustment of expected exercise of in-the-money options and warrants of Silvermex per a) above.

	j)	To record the issuance of 9,384,887 First Majestic common shares recorded at a price of $12.56 (CAD$12.60) per share being the closing price of First Majestic’s shares at May 15, 2012.

k)

To record the issuance of 489,038 replacement warrants of First Majestic with a fair value of $614,000, determined using the Black-Scholes model. All the remaining Silvermex warrants are out-of-the-money at May 15, 2012, therefore management has assumed that the holders of the Silvermex warrants would elect to exchange for the equivalent number of First Majestic warrants.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2012 and year ended December 31, 2011 reflect the following adjustments as if the business combination had occurred on January 1, 2011.

Notes Page 4

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

l)	To record additional depletion, depreciation and amortization as a result of the increased value of mining interests arising from the purchase price allocation.

m)	To record the deferred tax recovery relating to increased depletion, depreciation and amortization costs arising from purchase price allocation per l) above.

5.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for First Majestic have been adjusted to reflect the additional shares resulting from transactions described in notes 3 and 4 effective January 1, 2011.

	Three Months Ended	Year Ended
	March 31, 2012	December 31, 2011
Weighted a verage number of shares on issue - basic	105,440,048	103,276,935
Adjustments for estimated s hares to be issued for acquisition	9,384,887	9,384,887
Pro forma weighted average number of s hares on i ssue - basic	114,824,935	112,661,822

Weighted a verage number of shares on issue - diluted	109,314,773	107,368,050
Adjustments for estimated s hares to be issued for acquisition	9,384,887	9,384,887
Pro forma weighted average number of s hares on i ssue - diluted	118,699,660	116,752,937

6.	CAPITAL STOCK

First Majestic’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 3 and 4 at March 31, 2012, are as follows:

	Number of shares	Amount
Balance, March 31, 2012	105,440,048	$276,799
Share consideration issued i n connection with:
Silvermex shares outstanding at March 31, 2012	8,628,907	108,410
Silvermex shares for options exercised to May 15, 2012	26,625	335
Silvermex shares for warrants exercised to May 15, 2012	620,478	7,795
Silvermex shares to be issued for cashless exercise of options	108,877	1,367
Pro forma balance, March 31, 2012	114,824,935	$394,706

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS

These unaudited pro forma consolidated financial statements are presented in United States dollars unless otherwise stated. Accordingly, the financial information of Silvermex used to construct the pro forma, including the unaudited condensed consolidated interim statement of financial position at March 31, 2012, the unaudited condensed consolidated interim statement of comprehensive loss for the three months ended March 31, 2012 and the audited consolidated statement of comprehensive loss for the year ended December 31, 2011, were converted from Canadian dollars (“CAD$”) to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at March 31, 2012 – $1.0030
For the three months ended March 31, 2012 – $0.9982
For the year ended December 31, 2011 – $1.0110

The foreign exchange rate used for conversion from Canadian dollars to United States dollars at May 15, 2012 was 1.0029.

Notes Page 5

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

a)	Silvermex unaudited condensed interim consolidated statement of financial position at March 31, 2012

	March 31, 2012	March 31, 2012
Assets	CAD$	USD$

Current assets
Cash and cash equivalents	$5,090	$5,105
Restricted cash	3,034	3,044
Trade and other receivables	1,994	2,000
Inventories	1,601	1,605
Short-term investments	7,000	7,021
Prepaid expenses and other	1,302	1,306
Total current assets	20,021	20,081

Non-current assets
Mining interests	17,394	17,446
Property, plant and equipment	23,596	23,666
Goodwill	3,091	3,100
Deferred tax assets	4,297	4,310
Deposits on long-term assets	298	299
Total assets	$68,697	$68,902

Liabilities and Equity
Current liabilities
Trade and other payables	$4,563	$4,577
Debt facilities	1,480	1,484
Total current liabilities	6,043	6,061

Non-current liabilities
Decommissioning liabilities	2,096	2,102
Deferred tax liabilities	2,151	2,157
Total liabilities	10,290	10,320

Equity
Shareholders' equity
Share capital	138,434	138,849
Equity reserves	23,426	21,714
Accumulated deficit	(103,453)	(101,981)
Total equity	58,407	58,582

Total liabilities and equity	$68,697	$68,902

Notes Page 6

First Majestic Silver Corp.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (tabular amounts are expressed in thousands of United States dollars)

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

	b)	Silvermex unaudited condensed interim consolidated statement of comprehensive loss for the three months ended March 31, 2012

	Three Months Ended March 31, 2012
	CAD$	USD$
Revenues	$2,933	$2,928
Cost of sales	2,403	2,399
Gross margin	530	529
Depletion, depreciation and amortization	434	433
Mine operating earnings	96	96

General and administrative expense	1,560	1,557
Share-based payments	298	298
Exploration	1,532	1,529
Accretion of decommissioning liabilities	35	34
Foreign exchange gain	(33)	(32)
Operating earnings	(3,296)	(3,290)
Investment and other income	95	95
Finance costs	(14)	(14)
Write-downs and other expense	(1,256)	(1,254)
Earnings before income taxes	(4,471)	(4,463)
Income taxes
Current income tax expense	35	35
Deferred income tax recovery	(1,176)	(1,174)
	(1,141)	(1,139)
Net earnings for the period attributable to equity holders of the Company	$(3,330)	$(3,324)

Earnings per common share
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

Weighted average shares outstanding
Basic	239,898,542	239,898,542
Diluted	239,898,542	239,898,542

Notes Page 7

7.	CONVERSION OF SILVERMEX HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS (continued)

c)	Silvermex consolidated statement of comprehensive loss for the year ended December 31, 2011

	Year Ended December 31, 2011
	CAD$	USD$
Revenues	$16,772	$16,957
Cost of sales	8,954	9,052
Gross margin	7,818	7,905
Depletion, depreciation and amortization	1,350	1,365
Mine operating earnings	6,468	6,540

General and administrative expense	5,602	5,664
Share-based payments	2,283	2,308
Exploration	2,395	2,422
Accretion of decommissioning liabilities	94	93
Foreign exchange loss	416	420
Operating earnings	(4,322)	(4,367)

Investment and other income	1,588	1,605
Finance costs	(66)	(69)
Write-downs and other expense	(8,012)	(8,100)
Earnings before income taxes	(10,812)	(10,931)
Income taxes
Current income tax expense	190	192
Deferred income tax recovery	(7,088)	(7,166)
	(6,898)	(6,974)
Net earnings for the period attributable to equity holders of the Company	$(3,914)	$(3,957)

Earnings per common share
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)

Weighted average shares outstanding
Basic	235,680,584	235,680,584
Diluted	235,680,584	235,680,584

Notes Page 8

APPENDIX D

INTERIM ORDER

SUPREME COURT	No. S-12377
OF BRITISH COLUMBIA	VANCOUVER REGISTRY
VANCOUVER REGISTRY

MAY 28, 2012
ENTERED

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
SILVERMEX RESOURCES INC., ITS SECURITYHOLDERS, and
FIRST MAJESTIC SILVER CORP.

SILVERMEX RESOURCES INC.

PETITIONER

INTERIM ORDER

)
BEFORE MASTER McDIARMID	)	Monday, the 28th day of May, 2012
)

ON THE APPLICATION of the Petitioner, Silvermex Resource Inc.

[X]	without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Monday, May 28, 2012 and on hearing Karen L. Carteri, counsel for the Petitioner and on reading the Affidavit #1 of Duane Nelson sworn May 25, 2012;

THIS COURT ORDERS THAT:

THE MEETING

1.

Silvermex Resources Inc. (“Silvermex”) is authorized and directed to call, hold and conduct an annual general and special meeting (the “Meeting”) of the holders of record of common shares (the “Shareholders”), holders of Silvermex options (“Optionholders”) and holders of Silvermex warrants (“Warrantholders”) (collectively the “Securityholders”) to be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia on Tuesday, June 26, 2012 at 10:00 a.m. (Vancouver time) or at such other time and location in Vancouver, British Columbia to be determined by Silvermex provided that the Securityholders have due notice of same.

2.

At the Meeting, the Securityholders will, inter alia, consider, and if deemed advisable, approve one or more special resolutions (the “Arrangement Resolution”) adopting, with or without amendment, the arrangement (the “Arrangement”) involving Silvermex, the Securityholders and First Majestic Silver Corp. (“First Majestic”), set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached as Exhibit B to the draft Information Circular (the “Information Circular”), which is attached as Exhibit “A” to the Affidavit #1 of Duane Nelson sworn May 25, 2012 and filed herein.

3.	At the Meeting, Silvermex may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4.

The Meeting will be called, held and conducted in accordance with the Notice of Annual General and Special Meeting of Securityholders (the “Notice”) to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended (the “BCBCA”), the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Interim Order (the “Interim Order”) and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, in accordance with the terms, restriction and conditions of the Articles of Silvermex, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE FOR NOTICE

5.

The record date for determination of the Securityholders entitled to receive the Notice of the Meeting, Information Circular, this Interim Order, and forms of proxy (together, the “Meeting Materials”) will be the close of business on May 22, 2012 (the “Record Date”) or such other date as the directors of Silvermex may determine in accordance with the Articles of Silvermex, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.

NOTICE OF MEETING

6.

The Meeting Materials, with such amendments or additional documents as counsel for Silvermex may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 clear days before the date of the Meeting to the Securityholders who are Securityholders on the Record Date and to brokerage intermediaries (the “Brokerage Intermediaries”) on behalf of beneficial Shareholders as of the Record Date, where applicable.

7.

The Meeting Materials will be sent by prepaid ordinary mail addressed to each Shareholder at his or her address as maintained by the registrar and transfer agent of Silvermex and to each other Securityholder at his or her address as appearing in the records of Silvermex, or by delivery of same by personal delivery courier service or by electronic transmission to any such Securityholder who identifies himself or herself to the satisfaction of Silvermex and who requests or accepts such electronic transmission.

8.

The Meeting Materials will be sent to each beneficial owner of common shares of Silvermex that is not a registered shareholder of Silvermex in accordance with National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

9.

The Meeting Materials will be sent by prepaid ordinary mail addressed to each Silvermex director and Silvermex’s auditor at his, her or its address as it appears on the records of Silvermex or by delivery of same by personal delivery courier service or by electronic transmission to any such director or auditor who identifies himself, herself or itself to the satisfaction of Silvermex and who requests or accepts such electronic transmission.

10.	Substantial compliance with paragraphs 6 to 9 will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

11.	The accidental omission to give notice of the Meeting or non-receipt of such notice will not invalidate any resolution passed or taken at the Meeting provided that quorum requirements are met.

DEEMED RECEIPT OF MEETING MATERIALS

12.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Securityholders:

(a)      two days after delivery thereof to the post office or acceptance by the courier service, respectively; and

(b)      in the case of delivery by courier or electronic transmission directly, the business day after such delivery or transmission of same.

PERMITTED ATTENDEES

13.

The persons entitled to attend the Meeting will be the Securityholders, the officers, directors, and advisors of Silvermex, representatives and advisors of First Majestic and such other persons who receive the consent of the Chairman of the Meeting.

VOTING AT THE MEETING

14.

The only persons permitted to vote at the Meeting will be registered Securityholders as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Silvermex.

15.

The requisite approval for the Arrangement Resolution will be (i) not less than two thirds of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders voting together as a single class, and (ii) at least a simple majority of the votes cast at the Meeting in person or by proxy by Silvermex Shareholders with the votes attached to the Silvermex Shares held by Duane A. Nelson, Chief Executive Officer and director of Silvermex and Michael H. Callahan, President and director of Silvermex being excluded from such simple majority vote. Each Shareholder will be entitled to one vote on the Arrangement Resolution for each common share of Silvermex owned of record as of the Record Date, each Optionholder will be entitled to one vote on the Arrangement Resolution for each common share of Silvermex issuable upon exercise of each option of Silvermex owned of record as of the Record Date, and each Warrantholder will be entitled one vote upon the Arrangement Resolution for each common share of Silvermex issuable upon exercise of each warrant of Silvermex owned of record as of the Record Date.

16.	In all other respects, the terms, restrictions and conditions of the constating documents of Silvermex, including quorum requirements and other matters, will apply in respect of the Meeting.

ADJOURNMENT OF MEETING

17.

If Silvermex deems advisable, Silvermex is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for approval of the Court, provided that the Securityholders have due notice.

18.	The Record Date for Securityholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

19.

Silvermex is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

20.	Computershare Trust Company of Canada will be authorized to act as scrutineer for the Meeting (the “Scrutineer”).

PROXY SOLICITATION

21.

Silvermex is authorized to permit the Securityholders to vote by proxy using a form or forms of proxy that comply with the Articles of Silvermex and the provisions of the BCBCA relating to the form and content of proxies, and Silvermex may in its discretion waive generally the time limits for deposit of proxies by the Securityholders if Silvermex deems it reasonable to do so.

DISSENT RIGHTS

22.

The Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied as modified by the Plan of Arrangement.

DELIVERY OF COURT MATERIALS

23.

Silvermex will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition for Final Order (the “Court Materials”) and will make available to any Securityholders requesting same, a copy of each of the Petition herein and the accompanying Affidavit #1 of Duane Nelson.

24.

Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other material need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

25.

Upon the approval of the Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order, Silvermex may apply for an order of this Court approving the Plan of Arrangement (the “Final Order”) at 9:45 am on June 28, 2012 or such later date as counsel for Silvermex may be heard.

26.

Any Securityholder or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Securityholder or interested party shall file a Response, in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Securityholder or interested party intends to rely at the application for the Final Order, including an outline of such Securityholder’s or interested party’s proposed submissions to the solicitors for the Petitioner at McMillan LLP, Barristers & Solicitors, 1500 – 1055 W. Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri, at or before 4:00 p.m. on June 27, 2012 subject to the direction of the Court.

27.

If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

28.

The Final Order, if granted, will provide the basis for First Majestic to rely on the exemption from registration provided in Section 3(a)(10) of the United States Securities Act of 1933 with respect to the issuance of the First Majestic shares and replacement warrants pursuant to the Arrangement.

29.	The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing for the Final Order approving the Plan of Arrangement.

VARIANCE

30.

The Petitioner is at liberty to apply to this Honourable Court to vary this Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Karen L. Cartieri
Signature of lawyer for the Petitioner
Karen L. Carteri

By the Court.
(signed)
Registrar

     No. S-123777
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
SILVERMEX RESOURCES INC., ITS SECURITYHOLDERS, and FIRST MAJESTIC
SILVER CORP.

SILVERMEX RESOURCES INC.

PETITIONER

INTERIM ORDER

Karen L. Carteri
McMillan LLP
1500 – 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111

62250-4

APPENDIX E

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

No. S-123777
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
SILVERMEX RESOURCES INC., ITS SECURITYHOLDERS, and
FIRST MAJESTIC SILVER CORP.

SILVERMEX RESOURCES INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

          TAKE NOTICE that the application of the Petitioner dated May 25, 2012 for the Final Order will be heard in chambers at the Courthouse at 800 Smithe Street, in the City of Vancouver, Province of British Columbia, on June 28, 2012 at the hour of 9:45 a.m.

The Petitioner estimates that the hearing will take 15 minutes.

This matter is not within the jurisdiction of a Master because a final order is sought.

Dated: May 28, 2012	/s/ Karen L. Carteri
Karen L. Carteri, Counsel for the Petitioner

This Notice of Hearing is filed and delivered by Karen L. Carteri of the firm of McMillan LLP, solicitor for the Petitioner, whose place of business and address for delivery is 1500 – 1055 West Georgia Street, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084

APPENDIX F

GMP FAIRNESS OPINION

GMP Securities
Griffiths McBurney

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON M5H 1J8
Tel: (416) 367-8600 Fax: (416) 943-6160

April 2, 2012

The Board of Directors
Silvermex Resources Inc.
609 Granville St., Suite 520
Vancouver, British Columbia
V7Y 1G5

Dear Sirs:

GMP Securities L.P. ("**GMP**" or "**we**" or "**our**") understands that First Majestic Silver Corp. ("**First Majestic**") intends to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. ("**Silvermex**") in exchange for common shares of First Majestic by way of a plan of arrangement under section 288 of the *Business Corporations Act* (British Columbia) (the "**Arrangement**").

The Arrangement

The Arrangement is subject to certain conditions, including, without limitation, approval by at least $66^{2}/_{3}$% of the votes cast in person or by proxy at a meeting of the Shareholders to approve the Arrangement, approval by simple majority of the votes cast in person or by proxy at a meeting of the Shareholders to approve the Arrangement, court approval, regulatory approval, and the receipt of certain third party consents.

The terms and conditions of, and other matters relating to, the Arrangement are set forth in an arrangement agreement to be dated April 3, 2012 and entered into between First Majestic and Silvermex, as such agreement may be amended, restated and superseded (the "**Arrangement Agreement**").

GMP's Engagement

Silvermex retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the "**Engagement Letter**") dated February 22, 2012 which, among other things, provides that GMP will deliver, at the request of the board of directors of Silvermex (the "**Board**") or a special committee thereof, an opinion (the "**Opinion**") as to the fairness to the Shareholders of the consideration to be paid by First Majestic pursuant to the Arrangement from a financial point of view. The Engagement Letter provides that GMP will be entitled to receive from Silvermex, for the services provided by GMP thereunder, a fee that is not contingent on the successful outcome of the Arrangement, as well as the reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by GMP under the terms of the Engagement Letter is not material to GMP. In addition, under the terms of the Engagement Letter, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are indemnified by Silvermex under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Silvermex. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Silvermex

Page 2

or First Majestic, or any of their respective assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of First Majestic (before or after the announcement of the Arrangement) may trade at any future date. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada, in New York, Miami and Dallas, USA, in London, England and in Sydney and Perth, Australia. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of GMP's investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

Independence of GMP

None of GMP, its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) or the rules, regulations or policies promulgated thereunder) of Silvermex or First Majestic or of any of their respective associates or affiliates (collectively, the "**Interested Parties**"). GMP has been retained by Silvermex to provide the Opinion to the Board in respect to the Arrangement. GMP has not been engaged to provide any financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, (i) other than acting as a financial advisor to Silvermex pursuant to the Engagement Letter; and (ii) acting as financial advisor to Silvermex in connection with its business combination with Genco Resources Ltd. by way of statutory plan of arrangement that closed on November 16, 2010. In addition to the services discussed above, GMP has from time to time provided advice to Silvermex on various other transactions that were not completed.

-2-

Page 3

Scope of Review

GMP has acted as financial advisor to Silvermex in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Silvermex and First Majestic, including information derived from meetings and discussions with the management of Silvermex and information derived from meetings and discussions between Silvermex and First Majestic, which was communicated to GMP by Silvermex. GMP did not meet with management of First Majestic. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

d) an analysis of certain publicly available financial, technical and other information of Silvermex and First Majestic;

e) a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

f) a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

h) officer's certificates addressed to GMP by each of the Chief Executive Officer and the President of Silvermex dated the date hereof and setting out representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based;

i) a comparison of the relative contribution of assets, net asset value, production and reserves/resources by Silvermex and First Majestic to the relative pro forma ownership of Silvermex and First Majestic if the Arrangement is completed. For valuation purposes, GMP relied exclusively on Silvermex management's guidance for projected net asset value and production figures. GMP expressly disclaims any responsibility for any near or long-term impacts to the related analysis as a result of changes in management's projections or additional future work completed on any of the Company's properties that might impact such valuation; and

-3-

Page 4

j) such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP considered several methodologies, analyses and techniques and used a combination of approaches to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors. In arriving at the Opinion, GMP has attributed greater weight to certain analyses and factors that it deemed appropriate based on GMP's experience in rendering such opinions.

Assumptions and Limitations

With Silvermex's approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Silvermex and First Majestic, or provided to GMP by Silvermex (the "**Information**"), and their affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of the Information. Senior officers of Silvermex have represented to GMP, in certificates delivered as at the date hereof, among other things, that the Information is complete and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, financial or otherwise, in the positions of Silvermex or First Majestic, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Silvermex and First Majestic and GMP has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering the Opinion, GMP expresses no view as to the likelihood that any conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis.

-4-

Page 5

prospects, financial and otherwise, of Silvermex and First Majestic as they were reflected in the Information and as they were represented to GMP in discussions with the management of Silvermex. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Silvermex or First Majestic, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Silvermex is expressly prohibited without the express written consent of GMP.

The Opinion does not constitute a recommendation to the Board or to any Shareholder as to whether Shareholders should vote in favour of the Arrangement. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent, except that we consent to the inclusion in any information circular of the Opinion in its entirety and to any accompanying disclosure that we approve in advance.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP's experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

Yours very truly,

GMP SECURITIES L.P.

-5-

APPENDIX G

SALMAN PARTNERS FAIRNESS OPINION

17th floor – 1095 West Pender St. Vancouver, BC V6E 2M6 Tel: (604) 685-2450 Fax: (604) 685-2457

April 2, 2012

The Special Committee of the Board of Directors
Silvermex Resources Inc.
Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

To the Special Committee of the Board of Directors:

Salman Partners Inc. (“Salman Partners”) understands that Silvermex Resources Inc. (“Silvermex” or the “Corporation”) and First Majestic Silver Corp. (“First Majestic”) propose to effect a business combination pursuant to an arrangement agreement (the “Arrangement Agreement”) providing for, among other things, a court-approved Plan of Arrangement under the provisions of the Business Corporations Act (British Columbia) pursuant to which First Majestic will acquire all of the issued and outstanding common shares (the “Silvermex Shares”) of Silvermex that it does not already own (the “Transaction”).

The Transaction contemplates that, among other things:

a)	Outstanding Silvermex Shares will be exchanged for First Majestic shares and cash on the basis of 0.0355 of a First Majestic share (the “Exchange Ratio”) and C$0.0001 in cash per Silvermex Share;

b)	Outstanding Silvermex options will be exchanged for First Majestic shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio); and

c)

Outstanding Silvermex warrants will be exchanged for First Majestic shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder.

The Special Committee of the Board of Directors of Silvermex (the “Special Committee”) has retained Salman Partners to provide an opinion (the “Opinion”) as to the fairness of the consideration offered under the Transaction, from a financial point of view, to holders of Silvermex Shares (the “Shareholders”).

SALMAN PARTNERS ENGAGEMENT AND BACKGROUND

Salman Partners was initially contacted on February 23, 2012 and was formally engaged by the Special Committee pursuant to a letter agreement dated March 21, 2012 (the “Engagement Agreement”).

Under the terms of the Engagement Agreement, Salman Partners will receive a fixed fee for the preparation of the Opinion, no portion of which is conditional upon the Opinion being favourable or contingent upon the successful completion of the Transaction. Additionally, Silvermex has agreed to reimburse Salman Partners for its reasonable out-of-pocket expenses and to indemnify Salman Partners in certain circumstances.

Subject to the terms of the Engagement Agreement, Salman Partners consents to the inclusion of the Opinion, with a summary thereof in a form acceptable to Salman Partners acting reasonably, in the notice of meeting and management information circular that will be sent to securityholders of the Corporation and the filing thereof with applicable securities regulatory authorities, including stock exchanges.

CREDENTIALS OF SALMAN PARTNERS

Salman Partners is an independent Canadian investment dealer whose business includes corporate finance, mergers and acquisitions, equity sales and trading and investment research. Salman Partners has participated in a significant number of transactions in the mining industry generally and in the precious metals industry in particular.

The Opinion expressed herein represents the opinion of Salman Partners and the form and content hereof has been reviewed and approved for release by a committee comprised of directors and officers of Salman Partners, each of whom has extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital markets matters.

INDEPENDENCE OF SALMAN PARTNERS

Salman Partners is not an insider or associate of, or affiliated with (as such terms are defined in the Securities Act (British Columbia) (the “Act”) or the rules promulgated thereunder), First Majestic, Silvermex, or any of their respective subsidiaries, associates or affiliates (collectively, the “Interested Parties”) and is not an advisor to any person or entity other than the Special Committee with respect to the matters set forth herein.

Neither Salman Partners nor its affiliates has provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years.

Other than pursuant to the Engagement Agreement, there are no understandings, agreements or commitments between Salman Partners and any of the Interested Parties with respect to any future business dealings. Salman Partners may however, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, Salman Partners may actively trade the securities of the Interested Parties for its own account and for the accounts of Salman Partners’ customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has received or may receive compensation. As an investment dealer, Salman Partners conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties.

SCOPE OF REVIEW

In connection with the Opinion, Salman Partners has reviewed and relied upon, among other things, the following:

  the Arrangement Agreement to be dated April 3, 2012;

  public filings for Silvermex and First Majestic available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) deemed relevant to the Transaction, including annual reports, management information circulars, annual information forms, audited annual financial statements, unaudited interim financial statements, material change reports, press releases and technical reports;

  Silvermex’s audited financial statements for the periods ended December 31, 2010 and December 31, 2011;

  Silvermex’s share capital information, technical reports, budgets, and directors’ minutes;

  corporate presentations for Silvermex and First Majestic;

  other public information relating to the business, operations and financial performance of Silvermex and First Majestic;

  certain other financial information provided by management of Silvermex;

  discussions with the Special Committee and its legal counsel, and senior management of Silvermex;

  current and historic stock market trading information relating to the common shares of Silvermex and First Majestic;

  information with respect to selected merger and acquisition transactions we considered relevant;

  a certificate of representation as to certain factual matters as at the date hereof provided by senior management of Silvermex and addressed to Salman Partners (the “Certificate”); and

  such other corporate, industry and financial market information, investigations, analyses, and discussions (including discussions with the management of the Corporation, the Corporation’s technical consultants, and other third parties) as Salman Partners considered necessary or appropriate in the circumstances.

Silvermex has represented to Salman Partners that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of Silvermex or First Majestic in the 24 months prior to the date hereof.

Salman Partners has not, to the best of its knowledge, been denied access by the Corporation to any information requested. Salman Partners did not meet with the auditors of the Corporation and has assumed the accuracy and fair presentation of the audited consolidated financial statements of the Corporation and the reports of the auditors thereon. We note that, in respect of First Majestic, Salman Partners relied exclusively on publicly available information and was not given confidential or non-public information relating to First Majestic.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion.

ASSUMPTIONS AND LIMITATIONS

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Corporation or any of its securities or assets, and our Opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances to render the Opinion. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the securities of the Corporation or First Majestic may trade at any future date. Salman Partners was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. Furthermore, Salman Partners did not participate in nor has it been asked to review the process which resulted in the Transaction and as such no opinion is expressed with respect thereto. The Opinion is not to be construed as a recommendation to any securityholder of Silvermex as to whether to vote in favour of the Transaction.

With the Special Committee’s approval and as provided for in the Engagement Agreement, Salman Partners has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided by the Corporation, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, Salman Partners has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

In preparing the Opinion, Salman Partners has assumed that the Corporation and First Majestic will comply with all the material terms of the Arrangement Agreement and the Transaction will be consummated in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof.

With respect to forecasts, projections, estimates and/or budgets provided to Salman Partners and used in our analyses, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of the Corporation, are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of the Corporation have represented to Salman Partners in the Certificate, among other things, that (i) the Information provided by the Corporation to Salman Partners relating to the Corporation and the Transaction for the purpose of preparing the Opinion was, at the date the Information was provided to Salman Partners, and is, as of the date hereof, except as has been disclosed in writing to Salman Partners or as part of the Corporation’s public record, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) in respect of the Corporation or the Transaction or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Salman Partners, there has been no material change or new material fact which is of a nature as to render any portion of the Information untrue or misleading in any materially adverse respect, except for changes that have been updated by more current Information provided in writing to Salman Partners.

Salman Partners has assumed that all conditions precedent to the completion of the Transaction can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and the Transaction can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Transaction are valid and effective, that all required documents will be distributed to the shareholders of the Corporation in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws.

We have not been asked, or authorized, to solicit or investigate alternative transactions which might be available to Silvermex. Accordingly, we do not express any view as to whether any such alternative transaction might be available or the possible terms thereof, and the Opinion does not take into consideration the possibility of any such alternative transaction.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Salman Partners in discussions with management of the Corporation. In its analyses and in preparing the Opinion, Salman Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Salman Partners or any of the Interested Parties.

The Opinion has been provided solely for the use of the Special Committee and may not be used by any other person or relied upon by any other person other than the Special Committee without the express written consent of Salman Partners. The Opinion is given as of the date hereof and Salman Partners disclaims any undertaking or obligation to advise any person of any change in any fact or matter which affects the Opinion that may come or be brought to the attention of Salman Partners after the date hereof. Without limiting the generality of the foregoing, in the event that there is any material change in any fact or matter which affects the Opinion after the date hereof, Salman Partners reserves the right to change, modify, amend or supplement the Opinion.

Salman Partners believes that its analysis must be considered as a whole and that selecting portions of its analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Opinion. The preparation of the Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular fact or analysis.

Salman Partners does not assume any responsibility or liability for losses occasioned by the Special Committee or any other party as a result of the circulation, publication, reproduction or use of the Opinion (in whole or in part) contrary to the provisions set out herein.

FAIRNESS ANALYSIS

In considering the fairness, from a financial point of view, of the consideration offered under the Transaction, Salman Partners considered and relied upon (i) a comparison of the consideration offered pursuant to the Transaction to the results of a net asset value analysis of Silvermex, (ii) a comparison of the consideration offered pursuant to the Transaction to recent trading levels of the shares of companies comparable to Silvermex, (iii) a comparison of the consideration offered pursuant to the Transaction to the recent trading levels of the common shares of Silvermex, and (iv) a comparison of the multiples implied under the Transaction to an analysis of recent precedent transactions.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, Salman Partners is of the opinion that, as of the date hereof, the consideration offered under the Transaction is fair, from a financial point of view, to the Shareholders, other than First Majestic and its affiliates.

Yours truly,

SALMAN PARTNERS INC.

APPENDIX H

DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT

Division 2 – Dissent Proceedings

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; and

“payout value” means, (a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution, (b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or (c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)         This Division applies to any right of dissent exercisable by a shareholder except to the extent that (a) the court orders otherwise, or (b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution; or

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must:

(a)

prepare a separate notice of dissent under section 242 for (i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting;

	(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent; and

	(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)         Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

	(a)	provide to the company a separate waiver for

		(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

		(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver; and

	(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)         If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)         If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)         If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a statement advising of the right to send a notice of dissent.

(3)         If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote:

(a)	a copy of the resolution;

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)         Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241        If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a)	a copy of the entered order; and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must:

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be;

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section; or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)         A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)         A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)         A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and:

	(i)	the names of the registered owners of those other shares;

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and:

	(i)	the name and address of the beneficial owner; and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)         The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

	(i)	the date on which the company forms the intention to proceed, and

	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

	(a)	be dated not earlier than the date on which the notice is sent,

	(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

	(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1)(c) must

	(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

	(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

		(i)	the names of the registered owners of those other shares,

		(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

		(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

	(a)	the dissenter is deemed to have sold to the company the notice shares, and

	(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)         Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)         Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)         A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)         A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)         Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)         If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)         A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246        The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company; or

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247        If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and (c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

How to Cast Your Vote

BENEFICIAL SHAREHOLDERS

If your common shares are held in a brokerage account or otherwise through an intermediary you are a “beneficial shareholder” and a Voting Instruction Form was mailed to you with this package. Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to Silvermex are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to Silvermex are referred to as objecting beneficial owners.

•	Canadian Objecting Beneficial Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 in order to ensure that it is received before the deadline.

•	U.S. Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

REGISTERED AND CANADIAN NON-OBJECTING BENEFICIAL SHAREHOLDERS

There are four ways for registered and Canadian non-objecting beneficial shareholders to vote. Registered and non-objecting shareholders can vote by mail, online or phone. If your common shares are held in your own name, you are a “registered shareholder” and must submit your BLUE proxy or voting instruction form in the postage paid envelope in sufficient time to ensure your votes are received no later than 10:00 a.m. (Vancouver Time) on June 22, 2012 by:

•	Mail:	To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1

•	Online:	Visit www.investorvote.com and enter your 15 digit control number or

•	Phone:	1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy or voting instruction form.

VOTE YOUR BLUE PROXY OR VOTING INSTRUCTION FORM BY MAIL, VIA THE INTERNET OR TELEPHONE IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE PROXIES MUST BE RECEIVED NO LATER THAN FRIDAY, JUNE 22, 2012 AT 10:00 A.M. (VANCOUVER TIME). PLEASE ENSURE THAT YOU SIGN AND DATE THE PROXY. =

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE
1-877-304-0211
Banks Brokers or Collect Calls: 416-304-0211
Email:assistance@laurelhill.com